Execution Version INDENTURE Dated as of October 13, 2016 Among CONCORDIA INTERNATIONAL CORP. THE GUARANTORS PARTY HERETO and U.S. BANK NATIONAL ASSOCIATION, as Trustee and as Collateral Agent 9.000% FIRST LIEN SENIOR SECURED NOTES DUE 2022

- i - TABLE OF CONTENTS ARTICLE 1 DEFINITIONS AND INCORPORATION BY REFERENCE ................................. 1 Section 1.01 Definitions................................................................................................... 1 Section 1.02 Other Definitions ...................................................................................... 50 Section 1.03 Rules of Construction ............................................................................... 52 Section 1.04 Swedish Terms .......................................................................................... 53 Section 1.05 Trust Provisions ........................................................................................ 53 Section 1.06 Luxembourg Terms ................................................................................... 53 Section 1.07 Acts of Holders ......................................................................................... 54 Section 1.08 Dutch Terms.............................................................................................. 56 ARTICLE 2 THE NOTES ............................................................................................................ 56 Section 2.01 Form and Dating; Terms ........................................................................... 56 Section 2.02 Execution and Authentication ................................................................... 58 Section 2.03 Registrar and Paying Agent ...................................................................... 59 Section 2.04 Paying Agent to Hold Money in Trust ...................................................... 59 Section 2.05 Holder Lists ............................................................................................... 60 Section 2.06 Transfer and Exchange ............................................................................. 60 Section 2.07 Replacement Notes ................................................................................... 74 Section 2.08 Outstanding Notes ..................................................................................... 74 Section 2.09 Treasury Notes .......................................................................................... 75 Section 2.10 Temporary Notes ...................................................................................... 75 Section 2.11 Cancellation .............................................................................................. 76 Section 2.12 Defaulted Interest ...................................................................................... 76 Section 2.13 Additional Amounts .................................................................................. 77 Section 2.14 CUSIP and ISIN Numbers ........................................................................ 79 Section 2.15 Computation of Interest ............................................................................ 80 ARTICLE 3 REDEMPTION ........................................................................................................ 80 Section 3.01 Notices to Trustee ..................................................................................... 80 Section 3.02 Selection of Notes to Be Redeemed or Purchased .................................... 80 Section 3.03 Notice of Redemption ............................................................................... 81 Section 3.04 Effect of Notice of Redemption ................................................................ 82 Section 3.05 Deposit of Redemption or Purchase Price ................................................ 82 Section 3.06 Notes Redeemed or Purchased in Part ...................................................... 83 Section 3.07 Optional Redemption ................................................................................ 83 Section 3.08 Mandatory Redemption; Open Market Purchases .................................... 84 Section 3.09 Tax Redemption ........................................................................................ 84 ARTICLE 4 COVENANTS ......................................................................................................... 85 Section 4.01 Payment of Notes ...................................................................................... 85 Section 4.02 Maintenance of Office or Agency ............................................................. 85 Section 4.03 Reports and Other Information ................................................................. 86

- ii - Section 4.04 Compliance Certificate ............................................................................. 89 Section 4.05 Taxes ......................................................................................................... 89 Section 4.06 Stay, Extension and Usury Laws .............................................................. 89 Section 4.07 Restricted Payments .................................................................................. 89 Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries ............................................................................................... 94 Section 4.09 Incurrence of Debt .................................................................................... 96 Section 4.10 Asset Sales ................................................................................................ 97 Section 4.11 Transactions with Affiliates .................................................................... 101 Section 4.12 Liens ........................................................................................................ 103 Section 4.13 Corporate Existence ................................................................................ 103 Section 4.14 Change of Control ................................................................................... 104 Section 4.15 Additional Note Guarantees .................................................................... 105 Section 4.16 Sale and Leaseback Transactions ............................................................ 106 Section 4.17 Business Activities .................................................................................. 106 Section 4.18 Creation of Unrestricted Subsidiaries ..................................................... 106 Section 4.19 Covenant Suspension on Investment Grade Rating ................................ 107 Section 4.20 Amendments of Collateral Documents ................................................... 109 Section 4.21 After-Acquired Property ......................................................................... 109 Section 4.22 Post-Closing Covenant............................................................................ 109 ARTICLE 5 SUCCESSORS ...................................................................................................... 110 Section 5.01 Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets .......................................................................... 110 Section 5.02 Surviving Entity Substituted ................................................................... 111 ARTICLE 6 DEFAULTS AND REMEDIES............................................................................. 112 Section 6.01 Events of Default .................................................................................... 112 Section 6.02 Acceleration ............................................................................................ 115 Section 6.03 Other Remedies ....................................................................................... 115 Section 6.04 Waiver of Past Defaults .......................................................................... 116 Section 6.05 Control by Majority ................................................................................ 116 Section 6.06 Limitation on Suits .................................................................................. 116 Section 6.07 Rights of Holders to Receive Payment ................................................... 117 Section 6.08 Collection Suit by Trustee ...................................................................... 117 Section 6.09 Restoration of Rights and Remedies ....................................................... 117 Section 6.10 Rights and Remedies Cumulative ........................................................... 118 Section 6.11 Delay or Omission Not Waiver............................................................... 118 Section 6.12 Trustee May File Proofs of Claim. ......................................................... 118 Section 6.13 Priorities .................................................................................................. 119 Section 6.14 Undertaking for Costs ............................................................................. 119 ARTICLE 7 TRUSTEE .............................................................................................................. 119 Section 7.01 Duties of Trustee ..................................................................................... 119

- iii - Section 7.02 Rights of Trustee ..................................................................................... 121 Section 7.03 Individual Rights of Trustee ................................................................... 122 Section 7.04 Trustee’s Disclaimer ............................................................................... 123 Section 7.05 Notice of Defaults ................................................................................... 123 Section 7.06 Reports by Trustee to Holders of the Notes ............................................ 123 Section 7.07 Compensation and Indemnity ................................................................. 123 Section 7.08 Replacement of Trustee .......................................................................... 124 Section 7.09 Successor Trustee by Merger .................................................................. 125 Section 7.10 Eligibility; Disqualification .................................................................... 126 Section 7.11 Preferential Collection of Claims Against the Company ........................ 126 Section 7.12 Collateral Documents; Intercreditor Agreement ..................................... 126 ARTICLE 8 LEGAL DEFEASANCE AND COVENANT DEFEASANCE ............................ 127 Section 8.01 Legal Defeasance .................................................................................... 127 Section 8.02 Covenant Defeasance .............................................................................. 127 Section 8.03 Conditions to Legal or Covenant Defeasance ......................................... 128 Section 8.04 Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions ................................................... 130 Section 8.05 Repayment to the Company .................................................................... 130 Section 8.06 Reinstatement .......................................................................................... 130 ARTICLE 9 AMENDMENT, SUPPLEMENT AND WAIVER ............................................... 131 Section 9.01 Without Consent of Holders ................................................................... 131 Section 9.02 With Consent of Holders ........................................................................ 132 Section 9.03 Record Dates for Consents...................................................................... 134 Section 9.04 Notation on or Exchange of Notes .......................................................... 134 Section 9.05 Trustee and Collateral Agent to Sign Amendments, etc. ........................ 135 ARTICLE 10 GUARANTEES ................................................................................................... 135 Section 10.01 Guarantee ................................................................................................ 135 Section 10.02 Limitation on Guarantor Liability ........................................................... 137 Section 10.03 Luxembourg Provisions .......................................................................... 137 Section 10.04 Execution and Delivery........................................................................... 137 Section 10.05 Subrogation ............................................................................................. 138 Section 10.06 Benefits Acknowledged .......................................................................... 138 Section 10.07 Release of Note Guarantees .................................................................... 138 Section 10.08 Luxembourg Guaranty Limitation .......................................................... 139 Section 10.09 Jersey Guaranty Waiver .......................................................................... 140 Section 10.10 Swiss Guaranty Limitation ..................................................................... 140 Section 10.11 Irish Guaranty Limitation ....................................................................... 142 Section 10.12 Swedish Guaranty Limitation ................................................................. 143 Section 10.13 Dutch Guaranty Limitation ..................................................................... 143 ARTICLE 11 SATISFACTION AND DISCHARGE ................................................................ 143

- iv - Section 11.01 Satisfaction and Discharge ...................................................................... 143 Section 11.02 Application of Trust Money .................................................................... 144 ARTICLE 12 COLLATERAL ................................................................................................... 144 Section 12.01 Collateral Documents.............................................................................. 144 Section 12.02 Creation of Parallel Debt ........................................................................ 145 Section 12.03 Release of Collateral ............................................................................... 147 Section 12.04 Suits to Protect the Collateral ................................................................. 149 Section 12.05 Authorization of Receipt of Funds by the Trustee Under the Collateral Documents .............................................................................................. 149 Section 12.06 Purchaser Protected ................................................................................. 149 Section 12.07 Powers Exercisable by Receiver or Trustee............................................ 150 Section 12.08 Release Upon Termination of the Company’s Obligations .................... 150 Section 12.09 Collateral Agent ...................................................................................... 150 Section 12.10 Designations ............................................................................................ 158 Section 12.11 No Impairment of the Security Interests ................................................. 158 Section 12.12 Insurance ................................................................................................. 158 ARTICLE 13 MISCELLANEOUS ............................................................................................ 158 Section 13.01 Notices .................................................................................................... 158 Section 13.02 Communication by Holders with Other Holders .................................... 160 Section 13.03 Certificate and Opinion as to Conditions Precedent ............................... 160 Section 13.04 Statements Required in Certificate or Opinion ....................................... 161 Section 13.05 Rules by Trustee and Agents .................................................................. 161 Section 13.06 No Personal Liability of Directors, Officers, Employees, Members, Partners and Shareholders ....................................................................... 161 Section 13.07 Governing Law ....................................................................................... 162 Section 13.08 Waiver of Jury Trial ................................................................................ 162 Section 13.09 No Adverse Interpretation of Other Agreements .................................... 162 Section 13.10 Successors ............................................................................................... 162 Section 13.11 Severability ............................................................................................. 162 Section 13.12 Counterpart Originals.............................................................................. 162 Section 13.13 Table of Contents, Headings, etc. ........................................................... 163 Section 13.14 U.S.A. PATRIOT Act ............................................................................. 163 Section 13.15 Payments Due on Non-Business Days .................................................... 163 Section 13.16 Submission to Jurisdiction ...................................................................... 163 Section 13.17 Waiver of Immunity ................................................................................ 164 Section 13.18 Conversion of Currency. ......................................................................... 164 Section 13.19 Accounting Provisions. ........................................................................... 165 Section 13.20 Intercreditor Agreement. ......................................................................... 165

- v - Exhibit A Form of Note Exhibit B Form of Certificate of Transfer Exhibit C Form of Certificate of Exchange Exhibit D Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors Exhibit E-1 Form of Pledge and Security Agreement Exhibit E-2 Form of Canadian Pledge and Security Agreement Exhibit E-3 Form of English Closing Date Debenture Exhibit E-4-A Form of Jersey Receivables Security Agreements Exhibit E-4-B Form of Jersey Share Security Agreement Exhibit E-5-A Form of Luxembourg Receivables Pledge Agreement Exhibit E-5-B Form of Luxembourg Share Pledge Agreement

INDENTURE, dated as of October 13, 2016, among Concordia International Corp. (formerly known as Concordia Healthcare Corp.), a corporation amalgamated under the laws of the Province of Ontario (the “Company”), the Guarantors (as defined herein) party hereto and U.S. Bank National Association, a national banking association, as Trustee and as Collateral Agent. W I T N E S S E T H WHEREAS, the Company has duly authorized the creation and issue of $350,000,000 aggregate principal amount of 9.000% First Lien Senior Secured Notes due 2022 (the “Initial Notes”); and WHEREAS, the Company and each of the Guarantors have duly authorized the execution and delivery of this Indenture. NOW, THEREFORE, the Company, the Guarantors, the Trustee and the Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders. ARTICLE 1 DEFINITIONS AND INCORPORATION BY REFERENCE Section 1.01 Definitions. “144A Global Note” means a Global Note substantially in the form of Exhibit A attached hereto, bearing the Global Notes Legend, the Canadian Restricted Legend (if applicable), the Private Placement Legend and the OID Legend (if applicable) and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A. “Accounting Change” means any change in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the International Accounting Standards Board as adopted by the Chartered Professional Accountants of Canada. “Acquired Debt” means Debt (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, pursuant to an Asset Acquisition or otherwise, or (2) assumed in connection with an Asset Acquisition. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such Asset Acquisition. “Additional Notes” means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Section 2.01 and Section 4.09, as part of the same series as the Initial Notes whether or not they bear the same “CUSIP” number.

-2- “Administrative Agent” means, individually and/or collectively, (i) Goldman Sachs Bank USA, in its capacity as Administrative Agent and Collateral Agent under the Credit Agreement, together with its successors in such capacity and (ii) any Person elected, designated or appointed as the administrative agent, trustee, collateral agent or similar representative with respect to documents evidencing any First Priority Credit Obligations. “Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. “After-Acquired Property” means property (other than Excluded Property) acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the Collateral Documents, which the Company or such Guarantor will provide a First Priority Lien over such property (or, in the case of a new Guarantor, such of its property) in favor of the Collateral Agent (so long as the First Priority Credit Documents are outstanding, only to the extent that such assets secure the First Priority Credit Obligations) and deliver certain certificates and opinions in respect thereof, all as and to the extent required by this Indenture, the Intercreditor Agreements or the Collateral Documents. “Agent” means any Registrar or Paying Agent. “Applicable Premium” means, with respect to a Note on any applicable redemption date, the greater of: (1) 1.0% of the then-outstanding principal amount of the Note; and (2) the excess, if any, of: (a) the present value at such redemption date of (i) the Redemption Price of the Note at October 1, 2019 (such Redemption Price being set forth in Section 3.07) plus (ii) all required interest payments due on the Note through October 1, 2019 (excluding accrued but unpaid interest, if any), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the then-outstanding principal amount of the Note. “Applicable Authorized Representative” shall have the meaning set forth in the Intercreditor Agreement. “Applicable Procedures” means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Global Note, Euroclear or Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

-3- “Asset Acquisition” means: (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged or amalgamated with or into the Company or any Restricted Subsidiary; or (2) the acquisition by the Company or any Restricted Subsidiary (pursuant to a merger, amalgamation, consolidation, arrangement or otherwise) of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business. “Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation, merger, arrangement or amalgamation) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of: (1) Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or (2) any other property or assets (other than in the ordinary course of business, including, as applicable, inventory sales); provided, however, that the term “Asset Sale” shall exclude: (a) any asset disposition permitted by Section 5.01 that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole; (b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed, in any one or related series of transactions, $20.0 million; (c) sales or other dispositions of cash or Eligible Cash Equivalents; (d) issuances, sales, pledges or other dispositions of Capital Interests, or Debt or other securities of or in Unrestricted Subsidiaries; (e) the sale and leaseback of any assets within 90 days of the acquisition thereof; (f) the disposition of assets that, in the good faith judgment of the Company, are surplus, unnecessary, unsuitable, obsolete, damaged, worn out or no longer used or useful in the business of such entity or are economically impracticable to maintain, or any disposition of inventory or goods held for sale in the ordinary course of business;

-4- (g) a Restricted Payment or Permitted Investment that is otherwise permitted by this Indenture; (h) any trade in of equipment in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a Fair Market Value equal to or greater than the equipment being traded in; (i) the concurrent purchase and sale or swap or exchange of Related Business Assets or a combination of Related Business Assets between the Company or any of its Restricted Subsidiaries and another Person to the extent that the Related Business Assets received by the Company or its Restricted Subsidiaries have a Fair Market Value equal to or greater than the Related Business Assets being transferred; (j) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien); (k) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of this Indenture, including subleases and charters related to corporate aircraft leases; (l) any disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Restricted Subsidiary; (m) dispositions or forgiveness of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business; (n) licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice (including in connection with distribution agreements) or in the ordinary course of business; (o) any foreclosure on assets to the extent such foreclosure would not otherwise result in a Default or Event of Default; (p) dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements; (q) transfers of property subject to a Casualty Event; (r) sales of non-core assets and real estate assets acquired in connection with an Asset Acquisition permitted under this Indenture which, within 30 days of the date of the acquisition, are designated as being held for sale and not for the continued operation of the Company or any of the Restricted Subsidiaries or any of their respective businesses;

-5- (s) any exchange of property pursuant to Section 1031 of the Code for use in a Permitted Business (excluding boot thereon); or (t) the unwinding of any Hedging Obligation or obligation under any Hedge Agreement. For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected. “Attributable Debt” in respect of a Sale and Leaseback Transaction means, as at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended). “Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president, vice president (or the equivalent thereof), chief financial officer or treasurer of such Person or any other individual designated (i) by the Board of Directors or member of such Person or (ii) in writing by an existing Authorized Officer of such Person as an authorized signatory of any document or certificate delivered hereunder. “Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments. “Bankruptcy Law” means Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, examinership, rearrangement, receivership, insolvency, winding-up, reorganization or similar debtor relief laws of the United States, Canada or other applicable jurisdictions from time to time in effect, including, without limitation, the arrangement provisions of any applicable Canadian corporate legislation as now or hereafter in effect, such laws of Ireland, Luxembourg, the Netherlands, Switzerland and the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)) and the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)). “beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and “beneficial owner” has a corresponding meaning. “Board of Directors” means: (1) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof;

-6- (2) in the case of a limited liability company, the board of directors or managers, manager or managing member of such person or duly authorized committee thereof; (3) in the case of a partnership, the general partner of such person or duly authorized committee thereof; and (4) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof. “Bridge Facilities” means (i) the Two Year Equity Bridge Credit and Guaranty Agreement dated on or about October 21, 2015 between the Company (as borrower), certain Subsidiaries of the Company (as guarantors), certain lenders thereto from time to time, and Goldman Sachs Bank USA (as administrative agent), and (ii) the Extended Equity Bridge Credit and Guaranty Agreement dated on or about October 21, 2015 between the Company (as borrower), certain Subsidiaries of the Company (as guarantors), certain lenders thereto from time to time and Goldman Sachs Bank USA (as administrative agent) in each case as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof. “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banks or trust companies in the Borough of Manhattan, The City of New York or The City of Toronto, Ontario, Canada are obligated or authorized by law or executive order to close. “Canadian Domiciled Grantor” means the Company and any other Grantor incorporated or otherwise organized under the laws of Canada or any province or territory thereof. “Canadian Pledge and Security Agreement” means the Canadian Pledge and Security Agreement to be executed by each Canadian Domiciled Grantor substantially in the form of Exhibit E-2, as it may be amended, restated, supplemented or otherwise modified from time to time. “Canadian Restricted Legend” means the legend set forth in Section 2.06(f)(iii). “Canadian Securities Laws” means all applicable securities laws of each of the provinces of Canada and the respective regulations and rules under such laws, together with applicable multilateral or national instruments, and published orders and rulings issued or adopted by the securities regulatory authorities in such provinces. “Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity (however designated) of such Person and any rights (other than Debt securities convertible into an equity interest),

-7- warrants or options to acquire an equity interest of such Person (in each case, other than royalties). “Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with the provisions of IFRS in effect as of the Issue Date; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with IFRS in effect as of the Issue Date, whether or not such Obligation is in effect on the Issue Date; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. “cash” means any of U.S. dollars, Canadian dollars, pound sterling, euros, or in the case of any foreign Subsidiary, such local currency held by it from time to time in the ordinary course and not for speculation. “Casualty Event” means any settlement of, or payment in respect of, (i) any property or casualty insurance claim or (ii) any seizure, condemnation, confiscation or taking under the power of eminent domain of, requisition of title to or use of, or any similar event in respect of, or proceeding relating to, any asset of the Company or any Restricted Subsidiary. “Change in Tax Law,” for the purposes of Section 3.09, means (i) any amendment to, or change in, the laws (or any regulations or rulings promulgated thereunder) of a relevant Taxing Jurisdiction which amendment or change is announced and becomes effective after the Issue Date (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date, after such later date); or (ii) any amendment to, or change in, an official written interpretation of such laws, regulations or rulings (including by virtue of a holding, judgment, or order by a court of competent jurisdiction or a change in published administrative practice) which amendment or change is announced and becomes effective after the Issue Date (or, if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after the Issue Date, after such later date). “Change of Control” means: (1) the Company becomes aware (by way of a report or any other filing pursuant to Canadian Securities Laws or the Exchange Act, proxy, vote, written notice or otherwise) that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the Voting Interests of the Company (or its successor by way of merger, amalgamation, arrangement, consolidation or purchase of all or substantially all of its assets); or (2) the merger, amalgamation, consolidation or arrangement of the Company, including by way of an exchange of securities or otherwise, with or into another Person or the merger, amalgamation, consolidation or arrangement of another Person with or into the

-8- Company, the merger, amalgamation, consolidation or arrangement of any Person, including by way of an exchange of securities or otherwise, with or into a Subsidiary of the Company, unless the holders of a majority of the aggregate voting power of the Voting Interests of the Company, immediately prior to such transaction, directly or indirectly, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Interests of the surviving or transferee Person; or (3) the Company sells, directly or indirectly, assigns, conveys, transfers, leases or otherwise disposes of (other than by way of merger, amalgamation, consolidation or arrangement), either in one transaction or a series of related transactions, all or substantially all of its assets to a Person other than a Restricted Subsidiary of the Company. “Clearstream” means Clearstream Banking, Société Anonyme, or any successor securities clearing agency. “Code” means the U.S. Internal Revenue Code of 1986, as amended. “Collateral” means all of the assets and properties subject or purported to be subject to Liens created under the Collateral Documents in favor of the Collateral Agent for the benefit of the Trustee and the Holders. “Collateral Agent” means U.S. Bank National Association in its capacity as “Collateral Agent” under this Indenture and under the Collateral Documents or any successor or assign thereto in such capacity. “Collateral Documents” means, collectively, any security agreements, hypothecs, intellectual property security agreements, mortgages, collateral assignments, security agreement supplements, pledge agreements, bonds or any similar agreements, guarantees and each of the other agreements, instruments or documents that creates or purports to create a Lien or guarantee in favor of the Collateral Agent for its benefit and the benefit of the Trustee and the Holders of the Notes, in all or any portion of the Collateral, as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed from time to time and shall include the Security Agreements. “Commission” means the U.S. Securities and Exchange Commission or any successor thereto. “Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person. “Company” means the party named as such in the first paragraph of this Indenture or any Successor Entity.

-9- “Consolidated Adjusted EBITDA” means the Consolidated Net Income of the Company and its Restricted Subsidiaries determined on a consolidated basis for such period for which internal financial information is available: (a) increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by: (i) provision for taxes based on income or profits or capital, including state, provincial, franchise, excise and similar taxes and foreign withholding taxes of such person paid or accrued, including any penalties and interest relating to any tax examinations; plus (ii) Consolidated Interest Expense for such period; plus (iii) depreciation and amortization expense of such Person for such period; plus (iv) extraordinary, non-recurring, unusual or exceptional losses, charges and expenses; plus (v) charges and expenses relating to the offering of Initial Notes pursuant to the Offering Circular regardless of when paid (including, without limitation, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, discounts and commissions, including with regard to arranging or syndication); plus (vi) (A) actual expenses, costs and charges related to business optimization, relocation or integration; (B) actual expenses, costs and charges related to Asset Acquisitions after the Issue Date and (C) severance and other restructuring charges actually incurred; plus (vii) losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Capital Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Company; plus (viii) losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations; plus (ix) losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid); plus

-10- (x) charges, expenses and fees incurred, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrators, the Commission, SEDAR, EDGAR or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, acquisition, merger, amalgamation, investment, recapitalization, asset disposition, Incurrence or repayment of Debt (including deferred financing expenses), refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any transaction undertaken but not completed) and any non- recurring charges and expenses (including non-recurring merger or amalgamation expenses) incurred as a result of any such transaction; plus (xi) the amount of cost savings and synergies projected by the Company in good faith to be realized as a result of specified actions taken or expected to be taken prior to or during such period (which cost savings or synergies shall be subject only to certification by an Authorized Officer of the Company and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Company) within eighteen (18) months after the date of such action and (C) the aggregate amount added back pursuant to this clause (xi) for any four fiscal quarter period shall not exceed 20.0% of Consolidated Adjusted EBITDA; plus (xii) any other non-cash losses, charges and expenses, including any write offs or write downs, reducing Consolidated Net Income for such period; (b) decreased (in each case to the extent added in Consolidated Net Income) by (without duplication): (i) net unrealized gains on Hedge Agreements; plus (ii) gains relating to asset dispositions or the sale or other disposition of any Capital Interests of any person other than in the ordinary course of business; plus (iii) cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus (iv) non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

-11- “Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Adjusted EBITDA of such Person for the four full fiscal quarters, treated as one period, for which internal financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Adjusted EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect, on a Pro Forma Basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the Incurrence or assumption of any such Acquired Debt), investment, merger, amalgamation, consolidation, disposed operation or designation occurred on the first day of the Four Quarter Period. For purposes of this definition, Pro Forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act or in accordance with Canadian Securities Laws. If the Debt which is the subject of a determination of the Consolidated Fixed Charge Coverage Ratio is Acquired Debt, or Debt Incurred in connection with the simultaneous Asset Acquisition, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a Pro Forma Basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to (x) the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and (y) the inclusion, in Consolidated Adjusted EBITDA, of the Consolidated Adjusted EBITDA of the acquired Person, business, property or assets or redesignated Subsidiary. For purposes of calculating Debt which is the subject of a determination of the Consolidated Fixed Charge Coverage Ratio, the U.S. dollar equivalent principal amount of Debt denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the last day of the most recently ended fiscal quarter for which internal financial information is available at the time of calculation. Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”: (i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect (taking into account any Hedging Obligations or Swap Contract applicable to such Debt) on the Transaction Date; and

-12- (ii) if interest on any Debt actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect (taking into account any Hedging Obligations applicable to such Debt) on the Transaction Date will be deemed to have been in effect during the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the calculation referred to in this definition shall give effect to the Incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt. “Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of: (1) Consolidated Interest Expense; and (2) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal. “Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of: (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income, as determined on a consolidated basis in accordance with IFRS, including, without limitation: (a) any amortization of Debt discount; (b) the net payments (less net payments received) under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts, but excluding mark to market movements in the valuation of Hedging Obligations); (c) the interest portion of any deferred payment obligation; (d) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances; and (e) all accrued interest; (2) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; and

-13- (3) all capitalized interest of such Person and its Restricted Subsidiaries for such period; less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees. “Consolidated Net Income” means the net income (or loss) of the Company and its Restricted Subsidiaries determined on a consolidated basis for such period; provided that, without duplication: (1) the cumulative effect of a change in accounting principles shall be excluded; (2) the net after-tax effect of extraordinary, non-recurring, unusual or exceptional gains, losses, charges and expenses, including any relating to or arising in connection with claims or litigation (including legal fees, settlements, judgments and awards), shall be excluded; (3) the net after-tax effect of gains, losses, charges and expenses attributable to asset dispositions or the sale or other disposition of any Capital Interests of any person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Company, shall be excluded; (4) the net after-tax effect of gains, losses, charges and expenses attributable to disposed, discontinued, closed or abandoned operations and any net after-tax gains, losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations shall be excluded; (5) the net after-tax effect of gains, losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid) shall be excluded; (6) the net income for such period of any person that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid to the Company or any Restricted Subsidiary thereof in such period in cash; (7) the effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such person’s consolidated financial statements pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in connection with any acquisition or any joint venture investments or the amortization or write off of any amounts thereof, net of taxes, shall be excluded;

-14- (8) impairment and amortization charges, asset write offs and write downs, including impairment and amortization charges, asset write offs and write downs related to goodwill, intangible assets, long lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to IFRS shall be excluded; (9) non-cash compensation charges and expenses, including any such charges and expenses arising from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock, deferred stock or other rights or equity incentive programs and non-cash deemed finance charges in respect of any pension liabilities or other provisions shall be excluded; (10) (i) charges and expenses pursuant to any management equity plan, long- term incentive plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement and (ii) charges, expenses, accruals and reserves in connection with the rollover, acceleration or payout of Capital Interests held by management of the Company or any of the Restricted Subsidiaries or Parent Entities, in the case of each of (i) and (ii) above, to the extent that (in the case of any cash charges and expenses) such charges, expenses, accruals and reserves are funded with cash proceeds contributed to the capital of the Company or any Parent Entity or net cash proceeds of an issuance of Capital Interests (other than Redeemable Capital Interests) of the Company or any direct or indirect parent of the Company shall be excluded; (11) any non-cash loss, charge or expense relating to the incurrence of obligations in respect of an “earn out” or other similar contingent obligations shall be excluded, but only for so long as such loss, charge or expense remains a non-cash contingent obligation; (12) to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that (i) such coverage is not denied by the applicable carrier or indemnifying party in writing within 270 days and (ii) such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within 365 days), losses, charges, expenses, accruals and reserves with respect to liability or casualty events or business interruption shall be excluded; (13) (i) non-cash or unrealized gains or losses in respect of obligations under Hedge Agreements or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of obligations under Hedge Agreements, and (ii) gains or losses resulting from currency translation gains or losses related to currency re- measurements of Debt (including gains or losses resulting from (x) Hedge Agreements for currency exchange risk and (y) intercompany Debt) and all other foreign currency translation gains or losses to the extent such gains or losses are non-cash items shall be excluded;

-15- (14) non-cash interest charges on defined benefit, defined contribution or other pension plans shall be excluded; and (15) any expenses or charges to the extent paid by a third party that is not a Restricted Subsidiary on behalf of the Company or a Restricted Subsidiary (and not required to be reimbursed), and any gain resulting from such payment, shall be excluded. “Consolidated Total Assets” means, as of any date of determination and on a Pro Forma Basis for any acquisition or disposition or other Specified Transaction that has been consummated on or prior to the date of determination, the total amount of all assets of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS as of the most recent date for which internal financial information is available. “Credit Agreement” means the Credit and Guaranty Agreement dated as of October 21, 2015 between the Company (as borrower), certain Subsidiaries of the Company (as guarantors), certain lenders thereto from time to time, Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC and RBC Capital Markets, LLC (as joint lead arrangers and joint bookrunners) and Goldman Sachs Bank USA (as administrative agent and collateral agent), as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof. “Credit Facilities” means (i) the Credit Agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the agreements referred to in clause (i) remain outstanding, one or more debt facilities, commercial paper facilities or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, notes, bonds, indentures, debentures, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Debt or Obligations Incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto.

-16- “Credit Facility Documents” means the collective reference to any Credit Facility, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time. “Corporate Trust Office of the Trustee” shall be at the address of the Trustee specified in Section 13.01 or such other address as to which the Trustee may give notice to the Holders and the Company. “Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto. “DBRS” means DBRS Limited, DBRS, Inc. or DBRS Ratings Limited, and any successors to their rating agency businesses. “Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities Incurred in the ordinary course of business; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within five Business Days; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person; (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination; (vii) the liquidation amount or liquidation preference of any Preferred Interests issued by a Restricted Subsidiary that is not a Guarantor; (viii) any Swap Contracts and Hedging Obligations of such Person at the time of determination (the amount of any such obligations to be equal at any time to the net payments under such agreements or arrangements giving rise to such obligations that would be payable by such Person at the termination of such agreements or arrangements);

-17- (ix) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (x) all obligations of the types referred to in clauses (i) through (ix) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt. For purposes of the foregoing definition of “Debt”: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to this Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with IFRS, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (viii) of the definition of “Debt” hereunder is the net amount payable (after giving effect to permitted set off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person; (d) the amount of any Debt described in clause (x)(A) of the definition of “Debt” hereunder shall be the maximum liability under any such Guarantee; (e) the amount of any Debt described in clause (x)(B) of the definition of “Debt” hereunder shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (f) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt. The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, only upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt issued or sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time. “Debt Issuances” means, with respect to the Company or any Guarantor, one or more issuances after the Issue Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

-18- “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default. “Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Notes Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto. “Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depositary with respect to the Notes and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture. “Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Eligible Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-cash Consideration. A particular item of Designated Non-cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10. “DTC” means The Depository Trust Company. “Dutch Civil Code” means the Burgerlijk Wetboek of the Netherlands. “Dutch Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of the European part of the Netherlands. “Dutch Pledge and Security Agreement” means (i) the Dutch law security agreement between certain non-Dutch Grantors as pledgor and the Collateral Agent as pledgee creating a right of pledge over the intellectual property rights stated therein, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Dutch law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time and (ii) the Dutch law deed of pledge of shares between each shareholder of a Dutch Domiciled Grantor as pledgor, the Collateral Agent as pledgee and the relevant Dutch Domiciled Grantor creating a right of pledge over all of the issued and outstanding shares in that Dutch Domiciled Grantor, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Dutch law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time. “Eligible Cash Equivalents” means, as at any date of determination, any of the following:

-19- (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States, the Canadian or British Governments or (b) issued by any agency of the United States, Canada or the United Kingdom, in each case, the obligations of which are backed by the full faith and credit of the United States, Canada or the United Kingdom, as applicable, and in each case, maturing within one year after such date; (ii) marketable direct obligations issued by any state of the United States of America, province or territory of Canada or political subdivision of the United Kingdom or any political subdivision of any such state, province, territory or any public instrumentality thereof, in each case, maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) by DBRS; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS; (iv) certificates of deposit, U.S. or Canadian dollar-denominated or British pound sterling-denominated time deposits, overnight bank deposits or bankers’ acceptances (or, in the case of Subsidiaries organized outside of the United States, the foreign equivalent) maturing within one year after such date and issued or accepted by any commercial bank organized under (x) the laws of the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $250,000,000 or (y) the laws of Canada or the United Kingdom, or in the case of Subsidiaries organized outside of the United States, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof, in either case, which has combined capital and surplus and undivided profits in excess of the U.S. dollar equivalent of $250,000,000; (v) repurchase obligations for underlying securities of the types described in clauses (i) through (iv) above; and (vi) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $250,000,000 (or foreign currency equivalent), and (c) has one of the two highest ratings obtainable from either S&P or Moody’s or at least R-1(low) by DBRS, provided, that, in the case of any Investment by the Company or any Subsidiary of the Company organized outside of the United States, “Eligible Cash Equivalents” shall also include: (x) direct obligations of the sovereign nation (or any agency thereof) in which the Company or such Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof), in each case,

-20- maturing within a year after such date and having, at the time of the acquisition thereof, a rating equivalent to at least A-2 from S&P and at least P-2 from Moody’s; (y) investments of the type and maturity described in clauses (i) through (vi) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and (z) shares of any money market mutual or similar fund that has substantially all its assets invested continuously in the types of investments otherwise satisfying the requirements of this definition (including this proviso). “English Closing Date Debenture” means the English law governed security agreement to be executed by Concordia Investment Holdings (UK) Limited and the Collateral Agent, substantially in the form of Exhibit E-3, as it may be amended, restated, supplemented or otherwise modified from time to time. “English Debenture” means the English law governed security agreement to be executed by each U.K. Domiciled Grantor other than Concordia Investment Holdings (UK) Limited, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under English law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time. “English Intellectual Property and Intercompany Receivables Security Agreement” means the English law governed security agreement to be executed by, among others, Concordia Investments (Jersey) Limited, Amdipharm Mercury International Limited, Mercury Pharma International Limited, Concordia Pharmaceuticals Inc., Concordia Laboratories Inc., Amdipharm Mercury Newco Limited as chargors and the Collateral Agent, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under English law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time. “English Intellectual Property Security Agreement” means the English law governed security agreement to be executed by Mercury Pharmaceuticals (Ireland) Limited and the Collateral Agent, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under English law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time. “English Security Agreements” means the English Closing Date Debenture, the English Debenture, the English Intellectual Property and Intercompany Receivables Security Agreement, the English Intellectual Property Security Agreement and the English Share Charge. “English Share Charge” means the English law governed share charge agreement to be executed in respect of the shares in each U.K. Domiciled Grantor not otherwise charged under the English Debenture or the English Closing Date Debenture, substantially in the form of

-21- the corresponding Credit Facility Document (subject to the different ranking of such Lien under English law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time. “Equity Offering” means the underwritten public offering of 8,000,000 common shares of the Company for aggregate gross proceeds of $520.0 million completed on September 30, 2015. “Exchange Act” means the Securities Exchange Act of 1934, as amended. “Excluded Property” has the meaning assigned to such term in the applicable Collateral Documents. “Existing Notes” means the Company’s existing 7.00% senior notes due 2023 and 9.50% senior notes due 2022, in each case, that are outstanding on the Issue Date as they may be amended, modified or refinanced. “Expiration Date” has the meaning set forth in the definition of “Offer to Purchase” hereunder. “Euroclear” means Euroclear Bank S.A./N.V., as operator of Euroclear systems Clearance System or any successor securities clearing agency. “Fair Market Value” means, with respect to any asset or property, the price of which could be negotiated in an arm’s length transaction, for cash, between a willing seller and a willing buyer, as determined in good faith by the Company. “First Priority Credit Documents” means the Credit Agreement and each of the other agreements, documents and instruments providing for or evidencing any other First Priority Obligation under Credit Facilities and any other document or instrument executed or delivered at any time in connection with any First Priority Obligation under the Credit Facilities (including any intercreditor or joinder agreement among holders of First Priority Obligations but excluding documents governing Hedging Obligations and the Notes), to the extent such are effective at the relevant time, as each may be amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed from time to time. “First Priority Credit Obligations” means (i) any and all amounts payable under or in respect of any Credit Facility and the other Credit Facility Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest and fees which, but for the filing of any petition in bankruptcy or for reorganization relating to the Company or any Guarantor would have accrued on any First Priority Credit Obligations, whether or not a claim for such interest and fees is allowed or allowable in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect of, in each case, to the extent secured by a Permitted Lien incurred or deemed incurred to secure Debt under the Credit Facilities constituting First Priority Obligations pursuant to clause (1) and subclause (A) of the

-22- provision in clause (31) of the definition of “Permitted Liens” hereunder, and (ii) all other Obligations of the Company or any of its Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services, in each case owing to any Senior Secured Credit Facilities Secured Party. “First Priority Liens” means all Liens that secure the First Priority Notes Obligations. “First Priority Notes Obligations” means all Obligations of the Company and the Guarantors under this Indenture, the Notes and the Collateral Documents. “First Priority Notes Secured Parties” means the Trustee, the Collateral Agent and the Holders of the Notes. “First Priority Obligations” means (i) the First Priority Credit Obligations, (ii) all First Priority Notes Obligations and (iii) any and all amounts payable under or in respect of any Future First Lien Debt. “Four Quarter Period” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio” hereunder. “Future First Lien Debt” means any Debt of the Company and/or the Guarantors that is secured by a lien on the Collateral ranking equally and ratably with the Notes as permitted by this Indenture; provided that (i) the trustee, agent or other authorized representative for the holders of such Debt (other than in the case of Additional Notes) shall execute a joinder to the Intercreditor Agreement and (ii) the Company shall designate such Debt as Additional First Lien Obligations under the Intercreditor Agreement. “Global Notes Legend” means the legend set forth in Section 2.06(f)(ii), which is required to be placed on all Global Notes issued under this Indenture. “Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes, substantially in the form of Exhibit A hereto, issued in accordance with Sections 2.01, 2.06(b), or 2.06(d). “Grantors” means the Company and the Guarantors. “Guarantee” means, as applied to any Debt of another Person (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner, and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

-23- “Guarantor” means each Restricted Subsidiary of the Company in existence on the Issue Date that provides a Note Guarantee on the Issue Date and any other Restricted Subsidiary of the Company that provides a Note Guarantee after the Issue Date in accordance with this Indenture; provided that upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with this Indenture, such Restricted Subsidiary shall cease to be a Guarantor. “Hedge Agreement” means any agreement with respect to any swap, forward, spot, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, in each case, not entered into for speculative purposes. For the avoidance of doubt, Hedging Agreements shall not be deemed speculative or entered into for speculative purposes if any Hedging Agreement is intended in good faith, at inception of execution, (A) to hedge or manage the interest rate exposure associated with any Debt securities or Debt facilities of the Company or its Restricted Subsidiaries, (B) for foreign exchange or currency exchange management or (C) to hedge any exposure that the Company or its Restricted Subsidiaries may have to counterparties under other Hedging Agreements such that the combination of such Hedging Agreements is not speculative taken as a whole. “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedge Agreement entered into in the ordinary course of the Company’s business. “Holder” means a Person in whose name a Note is registered on the Registrar’s books. “IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time. “Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law (including adoptive relationships), and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor. “Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of, such Debt or other obligation or the recording, as required pursuant to IFRS or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in IFRS or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an

-24- Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall be deemed not to be a separate Incurrence of Debt: (1) amortization of Debt discount or accretion of principal with respect to a non-interest bearing or other discount security; (2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms; (3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and (4) unrealized losses or charges in respect of Hedging Obligations and Swap Contracts, in each case, not entered into for speculative purposes. “Indenture” means this Indenture, as amended or supplemented from time to time. “Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant. “Initial Notes” has the meaning set forth in the recitals hereto. “Initial Purchaser” means Goldman, Sachs & Co. “Intercreditor Agreement” means collectively, the intercreditor agreement among Goldman Sachs Bank USA, as agent under the Credit Facility Documents, the Collateral Agent and each additional agent from time to time party thereto, as it may be amended from time to time in accordance with this Indenture, as well as any customary intercreditor agreement entered into by the Collateral Agent pursuant to this Indenture, each as amended, restated, modified, supplemented or replaced from time to time in accordance with this Indenture or the terms of such intercreditor agreements. “Interest Payment Date” means April 1 and October 1 of each year, commencing on April 1, 2017, to the stated maturity of the Notes. “Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following:

-25- (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person; and (iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety, but shall exclude: (a) accounts receivable and other extensions of trade credit in accordance with the Company’s customary practices; (b) the acquisition of property and assets from suppliers and other vendors in the ordinary course of business; and (c) prepaid expenses and workers’ compensation, utility, lease (including related to aircraft) and similar deposits, in the ordinary course of business. “Investment Grade Rating” designates a rating of BBB or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that the Company shall select any other Rating Agency as provided under the definition of the term “Rating Agencies,” the equivalent of such ratings by such Rating Agency shall be used. “Irish Domiciled Grantor” means any Grantor incorporated or otherwise organised under the laws of Ireland. “Irish Pledge and Security Agreements” means (i) the Irish law debenture to be executed by, among others, each Irish Domiciled Grantor and the Collateral Agent substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Irish law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time, and (ii) the Irish law share charge to be executed by Amdipharm B.V. and the Collateral Agent substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Irish law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time and (iii) the Irish law share charge to be executed by Mercury Pharma Group Limited and the Collateral Agent substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Irish law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time. “Issue Date” means October 13, 2016. “Jersey Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of Jersey.

-26- “Jersey Receivables Security Agreements” means the Jersey security interest agreements in respect of certain receivables due from a Jersey Domiciled Grantor to be executed by each Grantor entitled to such receivables substantially in the form of Exhibit E-4-A, as it may be amended, restated, supplemented or otherwise modified from time to time. “Jersey Security Agreements” means the Jersey Share Security Agreements and the Jersey Receivables Security Agreements. “Jersey Share Security Agreements” means the Jersey security interest agreements in respect of the issued shares in each Jersey Domiciled Grantor to be executed by each Grantor holding such shares substantially in the form of Exhibit E-4-B, as it may be amended, restated, supplemented or otherwise modified from time to time. “Junior Financing” means (i) Subordinated Obligations, (ii) senior unsecured Debt for borrowed money of the Company and/or any Guarantor (other than Debt contemplated by clauses (5), (8), (9) and (10) through (19) of the definition of “Permitted Debt” hereunder) and (iii) Junior Priority Debt; provided, however, that any Debt outstanding under any Bridge Facility as of the Issue Date (and any Refinancing Debt in respect thereof) shall not be considered Junior Financing. “Junior Priority Debt” means other Debt of the Company and/or the Guarantors that is secured by Liens on the Collateral ranking junior in priority to the Liens securing the Notes as permitted by this Indenture and is designated by the Company as Junior Priority Debt. “Lien” means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided that in no event shall an operating lease be deemed to constitute a Lien. “Luxembourg” means the Grand Duchy of Luxembourg. “Luxembourg Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of Luxembourg. “Luxembourg Pledge Agreements” means the second ranking Luxembourg receivables pledge agreement substantially in the form of Exhibit E-5-A, and the second ranking Luxembourg share pledge agreements substantially in the form of Exhibit E-5-B, each to be executed by the relevant Luxembourg Domiciled Grantor and, in each case, as it may be amended, restated, supplemented or otherwise modified from time to time. “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

-27- “Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out of pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under IFRS by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) IFRS to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted. “Non-Guarantor Subsidiary” means any Subsidiary of the Company that does not Guarantee the Notes. “Non-U.S. Person” means a Person who is not a U.S. Person. “Note Guarantee” means the Guarantee of the Obligations of the Company given by each Guarantor of the Notes in accordance with Article 10 hereof. “Notes” means the Initial Notes and any note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall also include any Additional Notes that may be issued under a supplemental indenture and notes to be issued or authenticated upon transfer, replacement or exchange of Notes. “Notes Documents” means the Notes, the Collateral Documents, the Intercreditor Agreement and this Indenture.

-28- “Obligations” means, with respect to any Debt, any principal, premium, interest (including any Post-Petition Interest and fees and expenses accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such Post-Petition Interest, fees and expenses are an allowed or allowable claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing such Debt. “Offer” has the meaning set forth in the definition of “Offer to Purchase” hereunder. “Offer to Purchase” means a written offer (the “Offer”) sent by the Company electronically or by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to this Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state: (1) the Section of this Indenture pursuant to which the Offer to Purchase is being made; (2) the expiration date of the Offer to Purchase (the “Expiration Date”) and the settlement date (the “Purchase Date”); (3) the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the covenants in this Indenture requiring the Offer to Purchase); (4) the purchase price to be paid by the Company for each Note accepted for payment (as specified pursuant to this Indenture) (the “Purchase Price”); (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount (and integral multiples of $1,000 in excess thereof);

-29- (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable; (7) that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate; (8) that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase; (9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing); (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender; (11) that if less than all of such holder’s Notes are tendered for purchase, such Holder will be issued new Notes, such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered and the unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess of $2,000; and (12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered. “Offering Circular” means the offering circular, dated October 6, 2016, relating to the offer and sale of the Initial Notes. “Officer’s Certificate” means a certificate signed by the principal executive officer, the principal financial officer, the principal accounting officer, the vice-president of finance or the controller of the Company or such Guarantor, as applicable, or, with respect to any Guarantor, any other individual designated by the Board of Directors or member of the Company or such Guarantor, as applicable, such designation to be certified in such Officer’s Certificate.

-30- “OID Legend” means the legend set forth in Section 2.06(f)(v) hereof to be placed on all Notes issued under this Indenture that have more than a de minimis amount of original issue discount for U.S. federal income tax purposes. “Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee. “Parent Entity” means any direct or indirect parent of the Company. “Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream). “Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company. “Permitted Debt” means: (1) Debt Incurred pursuant to (x) any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $2,100 million and (y) the Bridge Facilities in an aggregate principal amount at any one time outstanding not to exceed $180 million; (2) Debt under the Notes issued on the Issue Date and the Existing Notes and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes and the Existing Notes; (3) Guarantees of the Notes and the Existing Notes; (4) Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Debt described in clause (1), (2) or (3) of this definition); (5) intercompany Debt between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; provided that, if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt under this clause (5) and shall be deemed Incurred as Debt of the Company or a Restricted Subsidiary, as applicable, for purposes of this Indenture; (6) Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be Incurred under this Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

-31- (7) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Facilities otherwise permitted to be Incurred under this Indenture; provided that such Guarantees are subordinated to the Notes to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation; (8) Debt (including in respect of letters of credit, bank guarantees or similar instruments) Incurred by the Company or any Restricted Subsidiary in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, and, for the avoidance of doubt, including indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion Guarantees provided or Incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business; provided that, upon the Incurrence of Debt with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such Incurrence; (9) Debt under Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes; (10) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt (including, for the avoidance of doubt, any security deposits in respect of corporate aircraft) Incurred to finance the acquisition, installations, repairs, improvement and removal of fixed or capital assets and any Refinancing Debt that Refinances any Debt Incurred pursuant to this clause (10), including any additional Debt Incurred to pay premiums, fees and expense in connection therewith; provided that the aggregate principal amount of such Debt outstanding at any time may not exceed the greater of (i) $75 million and (ii) 1.25% of Consolidated Total Assets; provided, further, that Capital Lease Obligations Incurred by the Company or any Restricted Subsidiary pursuant to this clause (10) in connection with a Sale and Leaseback Transaction shall not be subject to the foregoing limitation so long as the proceeds of such Sale and Leaseback Transaction are used by the Company or such Restricted Subsidiary to permanently repay outstanding Debt of the Company and its Restricted Subsidiaries; (11) Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or any Capital Interests of a Restricted Subsidiary otherwise permitted under this Indenture, other than Guarantees of Debt for borrowed money Incurred for the purpose of financing such acquisition of such business, assets or Capital Interests; (12) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds or other cash management

-32- treasury services in the ordinary course of business; provided, however, that such Debt is extinguished within five Business Days of Incurrence; (13) Debt consisting of (x) the financing of insurance premiums or (y) take-or- pay obligations contained in supply arrangements, in each case, in the ordinary course of business; (14) Debt of the Company and the Restricted Subsidiaries Incurred under overdraft facilities (including, but not limited to, intraday and purchasing card services) extended by one or more financial institutions and established for the Company’s and the Restricted Subsidiaries’ ordinary course of operations; (15) Debt in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and letters of credit (other than obligations in respect of other Debt) in the ordinary course of business; (16) unsecured Debt in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business; (17) Debt representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business; (18) Debt consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Capital Interests of the Company or any Parent Entity permitted under this Indenture; (19) Guarantees of any lease permitted under this Indenture of real property entered into by the Company or any Restricted Subsidiary; (20) Debt in an aggregate amount equal to 100% of (i) the net cash proceeds received by the Company from the issuance or sale of its Capital Interests (other than Redeemable Capital Interests) after the Issue Date or by any Parent Entity from the issuance and sale of its Capital Interests (other than Redeemable Capital Interests) and contributed to the Company, in each case, after the Issue Date and (ii) any cash consisting of a capital contribution received by any Parent Entity from the holders of its Capital Interests and contributed to the Company, in each case, excluding any Capital Interests issued or capital contribution made on or prior to the Issue Date; provided, however, (i) any such net cash proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Section 4.07(a) to the extent the Company and its Restricted Subsidiaries Incur Debt in reliance thereon and (ii) any net cash proceeds that are so received or contributed shall be excluded for purposes of Incurring Debt pursuant to this clause to the extent the Company or any of its Restricted Subsidiaries makes a Restricted Payment under Section 4.07(a) in reliance thereon; (21) Debt (i) of the Company or any of its Restricted Subsidiaries Incurred or issued to finance an acquisition and (ii) of Persons that are acquired by the Company or any of its

-33- Restricted Subsidiaries or merged, amalgamated or consolidated into the Company or a Restricted Subsidiary in accordance with the terms of this Indenture; provided, however, that after giving effect to such acquisition and the incurrence of such Debt, either: (A) the Company could Incur at least $1.00 of additional Debt pursuant to Section 4.09(a); or (B) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries determined on a Pro Forma Basis would be equal to or greater than immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation; (22) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed the greater of (x) $100 million and (y) 3.0% of Consolidated Total Assets at any time outstanding; (23) Refinancing Debt in respect of Debt Incurred pursuant to Section 4.09(a) or pursuant to clauses (2), (3), (4), (20), (21) or (22) or this clause (23) of this definition; and (24) Debt which (A) is contemplated by clause (x)(B) of the definition of “Debt” hereunder and (B) could be secured with a Lien pursuant to clause (17) of the definition of “Permitted Liens” hereunder. “Permitted Investments” means: (1) Investments in existence on the Issue Date; (2) Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments; (3) Investments in cash and Eligible Cash Equivalents; (4) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the ordinary course of business; (5) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary; (6) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, amalgamated, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound up into, the Company or a Restricted Subsidiary; (7) Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

-34- (8) receivables owing to the Company or any of its Subsidiaries and advances to suppliers, in each case if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (9) Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary; (10) Investments by the Company or any Restricted Subsidiary not otherwise permitted under this definition, in an aggregate amount not to exceed the greater of (x) $175 million and (y) 3.0% of Consolidated Total Assets at any one time outstanding; (11) loans and advances to employees in an amount not to exceed $5 million in the aggregate at any one time outstanding; (12) Investments the payment for which consists solely of Capital Interests (excluding Redeemable Capital Interests) of the Company; (13) any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with Section 4.10 or any other disposition of Property not constituting an Asset Sale; (14) guarantees of operating leases or of other obligations that do not constitute Debt, in each case, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business; (15) payroll, travel, moving, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (16) Guarantees by the Company or any Restricted Subsidiary of Debt otherwise permitted by Section 4.09; (17) any Investment acquired by the Company or any of its Restricted Subsidiaries: (i) in exchange for any other Investment or accounts receivable held by the Company or any Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable; (ii) in satisfaction of judgments against other Persons; (iii) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

-35- (iv) received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (B) litigation, arbitration or other disputes; (18) any Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or other similar assets in the ordinary course of business, or the licensing or contribution of intellectual property or rights pursuant to joint marketing arrangements with other Persons; (19) advances, loans or extensions of trade credit or prepayments of expenses or loans or advances made to distributors, in each case in the ordinary course of business by the Company or any of its Restricted Subsidiaries; (20) repurchases of the Notes, the Existing Notes and Obligations under the Credit Facilities; (21) (a) Investments consisting of the purchase price paid for and reasonable transaction costs related to acquisitions by the Company or any Restricted Subsidiary of all or substantially all of the assets or Capital Interests of a Person engaged in a Permitted Business; (b) Investments of any Person existing at the time such Person becomes a Restricted Subsidiary of the Company or consolidates, merges or amalgamates with the Company or any of its Restricted Subsidiaries so long as such Investments were not made in contemplation of such Person becoming a Restricted Subsidiary or of such consolidation, merger or amalgamation and (c) Investments consisting of any acquisition of, or licenses for, products or assets used or useful in a Permitted Business; and (22) Investments in a Permitted Joint Venture, when taken together with all other Investments made pursuant to this clause (22) that are at the time outstanding (and not otherwise converted or applied to another clause of this definition of “Permitted Investments”), not to exceed $25 million at any one time outstanding. “Permitted Joint Venture” means any joint venture (which may be in the form of a limited liability company, partnership, corporation or other entity) in which the Company or any of its Restricted Subsidiaries is a joint venturer; provided, however, that (a) the joint venture is engaged solely in a Permitted Business and (b) the Company or a Restricted Subsidiary is required by the governing documents of the joint venture or an agreement with the other parties to the joint venture to participate in the management of such joint venture as a member of such joint venture’s Board of Directors or otherwise. “Permitted Liens” means: (1) Liens on the assets of the Company or any Guarantor which secure Obligations Incurred under Credit Facilities in an aggregate principal amount not to exceed the greater of (i) $2,100 million and (ii) the Secured Debt Cap; provided that (A) in the case of Liens securing any Obligations Incurred under Credit Facilities constituting First Priority Obligations,

-36- the holders of such Obligations, or their duly appointed agent, shall become party to the Intercreditor Agreement and (B) in the case of Liens securing any Junior Priority Debt, the holders of such Junior Priority Debt, or their duly appointed agent, shall become a party to an intercreditor agreement with the Trustee on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the liens securing the Notes; (2) Liens in favor of the Company or any Restricted Subsidiary; (3) Liens on property of a Person existing at the time such Person is merged or amalgamated with or into or consolidated with the Company or any Restricted Subsidiary of the Company (including by way of plan of arrangement), provided that such Liens were not Incurred in contemplation of or in connection with such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into, amalgamated or consolidated with the Company or the Restricted Subsidiary; (4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were not Incurred in contemplation of or in connection with such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary; (5) Liens existing on the Issue Date, excluding Liens under the Credit Agreement; (6) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business; (7) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ materialmen’s and repairmen’s Liens, in each case in respect of which a reserve or other appropriate provisions, if any, as shall be required by IFRS shall have been made in respect thereof; (8) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided that appropriate reserves required pursuant to IFRS have been made in respect thereof; (9) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not secure Debt;

-37- (10) Liens securing Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes; (11) Liens relating to banker’s liens, rights of set off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that: (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and (b) such deposit account is not established by the Company or any Restricted Subsidiary for the purpose of providing collateral to the depository institution; (12) any Lien resulting from the deposit of money or other cash equivalents or other evidence of indebtedness in trust or as agent for the purpose of defeasing Debt of the Company or any Restricted Subsidiary; provided that the Incurrence of Debt and such defeasance or satisfaction and discharge are not prohibited by this Indenture; (13) Liens securing Obligations in respect of Debt (including Capital Lease Obligations and Purchase Money Debt) permitted by clause (10) of the definition of “Permitted Debt” hereunder covering only the assets acquired, constructed, installed, improved, repaired or developed with, or secured by, such Debt; (14) Liens securing Obligations in respect of (a) Debt permitted by clause (14) of the definition of “Permitted Debt” hereunder (and any Guarantee thereof) and (b) Debt of Subsidiaries other than Guarantors; provided, in the case of clause (b), that such Liens attach only to assets of Restricted Subsidiaries other than Guarantors; (15) Liens securing Debt permitted by clause (15) of the definition of “Permitted Debt” hereunder; (16) Liens on Capital Interests of an Unrestricted Subsidiary that secure Debt or other obligations of such Unrestricted Subsidiary; (17) Liens securing Obligations in respect of Refinancing Debt; provided that any such Lien covers only the assets that secure the Debt being refinanced; provided, further, for the avoidance of doubt, that this clause (17) shall not permit Liens securing Refinancing Debt that is incurred in the form of Junior Priority Debt pursuant to subclause (6)(y) of the definition of “Refinancing Debt” hereunder; (18) leases, subleases, survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Debt and which do not in the

-38- aggregate materially impair the operation of the business of the Company and its Subsidiaries taken as a whole; (19) Liens arising from UCC or PPSA (or its equivalent) financing statement filings regarding operating leases entered into by the Company and the Restricted Subsidiaries in the ordinary course of business; (20) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made; (21) Liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; (22) Liens securing insurance premium financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums; (23) Liens arising from precautionary UCC or PPSA (or its equivalent) financing statements or similar or analogous financing statements in any jurisdiction; (24) Liens arising from the right of distress enjoyed by landlords or lessors or Liens otherwise granted to landlords or lessors, in either case, to secure payment of arrears of rent in respect of leased properties; (25) deemed trusts or other Liens that are unregistered and that secure amounts that are not yet delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes; (26) Liens on Capital Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement; (27) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Debt secured by any Lien permitted under this Indenture; provided, however, that (x) such new Lien pursuant to this clause shall be limited to all or part of the same property (which, for the avoidance of doubt, may include after-acquired property to the extent such after-acquired property would be subject to the existing Lien) that secured the original Lien (plus improvements on and accessions to such property), (y) the Debt secured by such Lien at such time pursuant to this clause is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the applicable Debt at the time the original Lien became a Lien permitted hereunder, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and (z) such new Lien pursuant to this clause shall also continue to

-39- constitute a utilization of any capacity pursuant to the clause under which such initial Lien was incurred; (28) licenses, sublicenses, covenants not to sue, releases or other rights under intellectual property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Company or any of the Restricted Subsidiaries; (29) Liens securing the Company’s or its Subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course; (30) other Liens securing Debt in an aggregate principal amount not to exceed the greater of (x) $100 million and (y) 3.0% of Consolidated Total Assets at any one time outstanding; (31) other Liens so long as, after giving effect to any such Lien and the incurrence of any Debt incurred at the time such Lien is created, or incurred, on a Pro Forma Basis, the Secured Leverage Ratio (when tested for purposes of the incurrence of such Lien) does not exceed 3.50:1.00; provided that (A) in the case of Liens securing any Debt constituting First Priority Obligations, the holders of such Debt, or their duly appointed agent, shall become party to the Intercreditor Agreement and (B) in the case of Liens securing any Junior Priority Debt, the holders of such Junior Priority Debt, or their duly appointed agent, shall become a party to an intercreditor agreement with the Trustee on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the liens securing the Notes; and (32) Liens securing any Obligations in respect of the Notes issued on the Issue Date, this Indenture or the Collateral Documents, excluding, for the avoidance of doubt, any Additional Notes. “Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof. “Pledge and Security Agreement” means the Pledge and Security Agreement to be executed by the Company and each Guarantor substantially in the form of Exhibit E-1, as it may be amended, restated, supplemented or otherwise modified from time to time. “Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not allowed or allowable as a claim in any such bankruptcy or insolvency proceeding.

-40- “PPSA” means the Personal Property Security Act (Ontario); provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by a Personal Property Security Act as in effect in a Canadian jurisdiction other than Ontario or the Civil Code of Québec, “PPSA” means the Personal Property Security Act as in effect from time to time in such other jurisdiction or the Civil Code of Québec, as applicable, for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority in such Collateral. “Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person. “Private Placement Legend” means the legend set forth in Section 2.06(f)(i) to be placed on all Notes issued under this Indenture, except where otherwise permitted by the provisions of this Indenture. “Purchase Date” has the meaning set forth in the definition of “Offer to Purchase” hereunder. “Purchase Price” has the meaning set forth in the definition of “Offer to Purchase” hereunder. “Pro Forma” or “Pro Forma Basis” means, for purposes of determining compliance with any provision of this Indenture, including the determination of any financial ratio or test or the amount of revenue or Consolidated Adjusted EBITDA, that any Specified Transaction occurring since the first day of the relevant period to and including the relevant date such determination is made (including after the relevant quarter or period end, if applicable) shall be deemed to have occurred as of the first day of the relevant period, including pro forma adjustments arising out of events attributable to such Specified Transaction (including giving effect to those specified in accordance with the definitions of Consolidated Adjusted EBITDA and Consolidated Net Income); provided that, any event, occurrence or transaction that would otherwise be deemed a Specified Transaction, but for failure to meet the monetary threshold in the definition thereof, shall also be given effect on a “Pro Forma Basis”. Upon giving effect to a transaction on a “Pro Forma Basis,” (i) any indebtedness Incurred by the Company or any Restricted Subsidiaries in connection with such Specified Transaction (or any other transaction which occurred during the relevant period) shall be deemed to have been Incurred as of the first day of the relevant period, (ii) if such Debt has a floating or formula rate, then the rate of interest for such Debt for the applicable period for purposes of the calculations contemplated by this definition shall be determined by utilizing the rate which is or would be in effect with respect to such Debt as at the end of the relevant period, (iii) income statement items (whether positive or negative) and Consolidated Adjusted EBITDA attributable to all property acquired in such Specified Transaction or to the Investment constituting such Specified Transaction, as applicable, shall be included as if such Specified Transaction has occurred as of the first day of the relevant period, (iv) income statement items (whether positive or negative) attributable to all

-41- property disposed of in any Specified Transaction (including any income statement items attributable to disposed abandoned or discontinued operations), shall be excluded as if such Specified Transaction has occurred as of the first day of the relevant period and (v) such other pro forma adjustments which would be permitted or required by United States securities laws or Canadian Securities Laws, as amended, shall be taken into account (in addition to any adjustments permitted pursuant to any applicable financial definition or test). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, bankers’ acceptances market rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company or the applicable Restricted Subsidiary may designate. Any such adjustments included in calculations made on a Pro Forma Basis shall continue to apply to subsequent calculations of any applicable financial ratios or tests, including during any subsequent test period in which the effects thereof are expected to be realized. “Purchase Money Debt” means Debt: (i) Incurred to finance the purchase, assembly, installation or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and (ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased, assembled, installed or constructed; and in any case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with IFRS. “QIB” means a “qualified institutional buyer” as defined in Rule 144A. “Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests. “Qualified Equity Offering” means (i) any public equity offering of Qualified Capital Interests yielding gross proceeds to either of the Company, or any direct or indirect parent company of the Company, of at least $20 million or (ii) a private equity offering of Qualified Capital Interests of the Company, or any direct or indirect parent company of the Company, other than any such public or private sale to an entity that is an Affiliate of the Company; provided that, in the case of an offering or sale by a direct or indirect parent company of the Company, such parent company contributes to the capital of the Company the portion of the net cash proceeds of such offering or sale necessary to pay the aggregate Redemption Price (plus accrued interest, if any, to the redemption date) of the Notes to be redeemed pursuant to the provisions described under Section 3.07(b). “Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available other than as a result of actions by the

-42- Company, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be. “Redeemable Capital Interests,” in any Person, means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed (other than in exchange for Qualified Capital Interests), is redeemable (other than in exchange for Qualified Capital Interests) at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with Section 4.07. The amount of Redeemable Capital Interests deemed to be outstanding at any time for the purposes of this Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends. “Record Date” for the interest payable on any applicable Interest Payment Date means March 15 or September 15 (whether or not a Business Day) preceding such Interest Payment Date. “Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture. “Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of this Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that: (1) the Refinancing Debt is subordinated to the Notes or the Note Guarantees, as applicable, to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes; (2) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes;

-43- (3) the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended; (4) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, on such Debt being refinanced and any reasonably determined premium necessary to accomplish any such refinancing (including in that limitation any “make whole” premium) and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt; (5) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company; and (6) (x) if the Debt being refinanced is secured by a Lien on any Collateral, such Refinancing Debt may be secured by a Lien on such Collateral (including any Collateral pursuant to after-acquired property clauses to the extent any such Collateral would have secured the Debt being refinanced, but not any additional Collateral) on terms relating to such Collateral not materially less favorable to the First Priority Notes Secured Parties (as determined conclusively by the Company and evidenced by an Officer’s Certificate) than those contained in the documentation (including any intercreditor agreement) governing the Debt being refinanced and (y) if the Debt being refinanced is unsecured, such Refinancing Debt may be secured by a Lien on the Collateral (including any Collateral pursuant to after-acquired property clauses to the extent any such Collateral would have secured the Debt being refinanced, but not any additional Collateral) so long as such Refinancing Debt is Junior Priority Debt and the holders of such Junior Priority Debt, or their duly appointed agent, shall become a party to an intercreditor agreement with the Trustee on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the liens securing the Notes. “Regulation S” means Regulation S promulgated under the Securities Act. “Regulation S Global Note” means a Regulation S Temporary Global Note or a Regulation S Permanent Global Note, as appropriate. “Regulation S Permanent Global Note” means a Global Note substantially in the form of Exhibit A hereto, bearing the Private Placement Legend, the Global Notes Legend and the Canadian Restricted Legend (if applicable) and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Regulation S. “Regulation S Temporary Global Note” means a temporary Global Note in the form of Exhibit A, bearing the Private Placement Legend, the Global Notes Legend, the

-44- Canadian Restricted Legend (if applicable) and the Regulation S Temporary Global Notes Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S. “Regulation S Temporary Global Notes Legend” means the legend set forth in Section 2.06(f)(iv) to be placed on the Regulation S Temporary Global Note. “Related Business Assets” means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary. “Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture. “Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend and the Canadian Restricted Legend (if applicable). “Restricted Global Note” means a Global Note bearing the Private Placement Legend, the Global Notes Legend and the Canadian Restricted Legend (if applicable). “Restricted Investment” means any Investment other than a Permitted Investment. “Restricted Payment” means any of the following: (a) any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company, other than: (i) dividends, distributions or payments made solely in Qualified Capital Interests in the Company; and (ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis; (b) any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company (including the

-45- conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Company or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Company); (c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, any Junior Financing (excluding any Debt owed to the Company or any Restricted Subsidiary), except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof; (d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and (e) any Restricted Investment. “Restricted Period”, with respect to any Note, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Note is first offered to Persons other than distributors (as defined in Regulation S) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee, and (b) the date of issuance with respect to such Note or any predecessor of such Note. “Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with this Indenture. “Rule 144” means Rule 144 promulgated under the Securities Act. “Rule 144A” means Rule 144A promulgated under the Securities Act. “S&P” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc., and any successor to its rating agency business. “Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary. “Secured Debt” means, without duplication, (i) any Debt secured by a Lien and (ii) any Debt of a Restricted Subsidiary that is not a Guarantor Incurred pursuant to Section 4.09(a). “Secured Debt Cap” means, as of any date of determination, an amount of Secured Debt equal to the greatest principal amount of Secured Debt that could have been Incurred on such date so long as the Company’s Secured Leverage Ratio for its most recently ended Four Quarter Period would not have been in excess of 3.50 to 1.00.

-46- “Secured Leverage Ratio” means, as of any date of determination (the “Determination Date”), the ratio of (a) the aggregate principal amount of Secured Debt determined on a Pro Forma Basis as of the last day of the fiscal quarter for which internal financial statements are available (net of unrestricted cash and Eligible Cash Equivalents of the Company and its Restricted Subsidiaries not to exceed $100 million, and excluding any proceeds of Debt that is Incurred for which the Secured Leverage Ratio is to be calculated or is otherwise Incurred substantially contemporaneously with such Debt) of the Company and its Restricted Subsidiaries on the Determination Date (excluding any Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes) to (b) Consolidated Adjusted EBITDA for the most recently ended Four Quarter Period for which internal financial statements are available prior to the Determination Date. For purposes of making the computation referred to above, the Secured Leverage Ratio shall be calculated, if applicable, on a Pro Forma Basis in respect of clauses (a) and (b) thereof as are appropriate and consistent with the Pro Forma adjustments set forth in the definition of Consolidated Fixed Charge Coverage Ratio. “Securities Act” means the Securities Act of 1933, as amended. “Security Agreements” means, collectively, the Pledge and Security Agreement, the Luxembourg Pledge Agreements, the English Security Agreements, the Canadian Pledge and Security Agreement, the Dutch Pledge and Security Agreement, the Irish Pledge and Security Agreements, the Jersey Security Agreements, the Swedish Security Agreements and the Swiss Pledge and Security Agreements, and “Security Agreement” means each of them. “Senior Secured Credit Facilities Collateral Agent” means individually and/or collectively, (i) Goldman Sachs Bank USA, in its capacity as Administrative Agent and Collateral Agent under the Credit Agreement, together with its successors in such capacity and (ii) any Person elected, designated or appointed as the administrative agent, trustee, collateral agent or similar representative with respect to documents evidencing any First Priority Credit Obligations. “Senior Secured Credit Facilities Secured Parties” means the “Secured Parties” as defined in the Credit Agreement. “Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary. “Specified Guarantors” means the entities identified as such under the heading “Specified Guarantors” on Schedule 2 to that certain Purchase Agreement, dated as of October 6, 2016, between the Company and the Initial Purchaser and relating to the purchase and sale of the Initial Notes by the Initial Purchaser. “Specified Transaction” means with respect to any period, any: (1) Investment involving the acquisition of an operating or geographical unit of a business or that constitutes an acquisition of all or substantially all of the common stock of a person or otherwise involves the payment of consideration by the Company and its Restricted Subsidiaries in excess of $2,000,000;

-47- (2) sale or transfer of assets or property or other asset disposition (including any disposal, abandonment or discontinuance of operations) that yields gross proceeds to the Company or any of its Restricted Subsidiaries in excess of $2,000,000 or involves the abandonment or discontinuation of operations with a value in excess of $2,000,000; (3) incurrence, amendment, modification, repayment or refinancing of Debt; (4) Restricted Payment; (5) designation or redesignation of an Unrestricted Subsidiary or Restricted Subsidiary; or (6) other event, in each case, that by the terms of this Indenture requires pro forma compliance with a test or covenant thereunder or requires such test or covenant to be calculated on a Pro Forma Basis. “Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable. “Subordinated Obligation” means any Debt of the Company or any Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes or the Note Guarantees pursuant to a written agreement to that effect. “Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which more than 50% of the total voting power of shares of the Voting Interests is at the time owned, directly or indirectly, by: (1) such Person; (2) such Person and one or more Subsidiaries of such Person; or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company. “Successor Entity” means a corporation or other entity that succeeds to and continues the business of Concordia International Corp.

-48- “Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing, whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement. “Swedish Companies Act” means the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)). “Swedish Guarantor” means any Guarantor incorporated in Sweden. “Swedish Security Agreements” means (i) the second ranking Swedish law share pledge agreement, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Swedish law) or in such other form as may be agreed between the proposed parties thereto, between Mercury Pharma Group Ltd (England and Wales) (Company No: 02330913) and the Collateral Agent (for itself and as agent for each of the First Priority Notes Secured Parties) relating to the shares in Abcur AB (corporate identity no. 556701-3957), (ii) the second ranking Swedish law pledge agreement, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Swedish law) or in such other form as may be agreed between the proposed parties thereto, between Abcur AB and the Collateral Agent (for itself and as agent for each of the First Priority Notes Secured Parties) relating to the pledge of certain intellectual property rights of Abcur AB, (iii) the second ranking Swedish law pledge agreement, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Swedish law) or in such other form as may be agreed between the proposed parties thereto, between Amdipharm Mercury International Limited and the Collateral Agent (for itself and as agent for each of the First Priority Notes Secured Parties) relating to the pledge of certain intellectual property rights of Amdipharm Mercury International Limited, and (iv) any other agreement, instrument or document governed by Swedish law and delivered by or on behalf of any Grantor pursuant to this Agreement or any of the other Notes Documents in order to grant to, or perfect in favor of, the Collateral Agent, for and on behalf of the First Priority Notes Secured Parties, a Lien on any assets of that Grantor as security for the First Priority Note Obligations. “Swedish Transaction Security” means any Lien granted or created (or purported to be granted or created) under a Swedish Security Agreement.

-49- “Swiss Pledge and Security Agreements” means each of the Swiss-law governed (i) agreement on the second ranking pledge of all shares in Amdipharm AG between Amdipharm Holdings S.à r.l. (Luxembourg) as pledgor and the Collateral Agent, (ii) agreement between Amdipharm AG as assignor and the Collateral Agent regarding the assignment for the claims of re-assignment of the receivables under the existing receivables assignment agreement dated December 18, 2015 between Amdipharm AG, as assignor, and the Administrative Agent, (iii) agreement on the second ranking pledge of IP rights between Mercury Pharma Group Ltd., as pledgor and the Collateral Agent, and (iv) agreement on the second ranking pledge of IP rights between Amdipharm Mercury International Limited, as pledgor and the Collateral Agent, in each case, substantially in the form of the corresponding Credit Facility Document (subject to the different ranking of such Lien under Swiss law) or in such other form as may be agreed between the proposed parties thereto, as it may be amended, restated, supplemented or otherwise modified from time to time. “Swiss Withholding Tax” means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer). “Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to October 1, 2019; provided, however, that if the then remaining term of the Notes to October 1, 2019 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that, if the then remaining term of the Notes to October 1, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Company will (a) calculate the Treasury Rate on the second Business Day preceding the applicable redemption date and (b) prior to such redemption date, file with the Trustee an Officer’s Certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail. “Trust Indenture Act” means the Trust Indenture Act of 1939, as amended. “Trustee” means U.S. Bank National Association, a national banking association, as trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder. “UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect from time to time in any applicable jurisdiction. “U.K. Domiciled Grantor” means any Grantor incorporated or otherwise organized under the laws of England and Wales or any province or territory thereof.

-50- “Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend. “Unrestricted Global Note” means any Note in global form that does not bear or is not required to bear the Private Placement Legend. “Unrestricted Subsidiary” means: (1) any Subsidiary of the Company which at the time of determination shall be designated as an Unrestricted Subsidiary by the Company in the manner provided in Section 4.18; and (2) any Subsidiary of an Unrestricted Subsidiary. “U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt. “U.S. Person” means a U.S. person as defined in Rule 902(k) under the Securities Act. “Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person or otherwise direct the management thereof. “Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Interests of which (other than directors’ qualifying shares) are owned by the Company or another Wholly Owned Subsidiary. Section 1.02 Other Definitions. Term Defined in Section “Acceptable Commitment” ............................................................................ 4.10(c) “Additional Amounts” .................................................................................. 2.13(b)

-51- Term Defined in Section “Affiliate Transaction”................................................................................... 4.11(a) “Agreed Jurisdictions” ................................................................................... 12.02(a) “Asset Sale Proceeds Application Period” .................................................... 4.10(c) “Authentication Order” .................................................................................. 2.02(c) “Code”............................................................................................................ 2.13(c) “Covenant Defeasance” ................................................................................. 8.02(a) “Covenant Suspension Event” ....................................................................... 4.19(a) “Discharge” .................................................................................................... 11.01(a) “Event of Default” ......................................................................................... 6.01(a) “Excess Proceeds” ......................................................................................... 4.10(d) “Expiry Date”................................................................................................. 1.07(j) “FATCA Withholding” .................................................................................. 2.13(f) “Increased Amount”....................................................................................... 4.12 “Initial Default” ............................................................................................. 6.04 “Initial Lien” .................................................................................................. 4.12 “Judgment Currency”..................................................................................... 13.18 “Legal Defeasance” ....................................................................................... 8.01(a) “Maximum Amount” .................................................................................... 10.10(a) “MD&A”........................................................................................................ 4.03(a)(1) “Note Register” .............................................................................................. 2.03(a) “Non-Swedish Obligor” ................................................................................. 12.02(a) “Parallel Obligations” .................................................................................... 12.02(a)(1) “Paying Agent” .............................................................................................. 2.03(a) “Payor” ........................................................................................................... 2.13(a) “Principal Obligations” .................................................................................. 12.02(b) “Reference Date” ........................................................................................... 4.07(a)(3) “Registrar” .................................................................................................... 2.03(a) “Reinstatement Date”..................................................................................... 4.19(b) “relevant date” ............................................................................................... 2.13(c) “Satisfaction of the Notes” ............................................................................. 4.19(f) “SEDAR” ....................................................................................................... 4.03(a)(4) “Surviving Entity” ......................................................................................... 5.01(a)(1) “Suspended Covenants” ................................................................................. 4.19(a) “Suspension Period” ...................................................................................... 4.19(a) “Swiss Guarantor” ........................................................................................ 10.10(a) “Tax Act” ....................................................................................................... 2.13(c) “Tax Redemption Date” ................................................................................. 3.09(a) “Taxes” .......................................................................................................... 2.13(a)

-52- Term Defined in Section “Taxing Jurisdiction” ..................................................................................... 2.13(a) “Upstream or Cross-Stream Secured Obligations” ....................................... 10.10(a) Section 1.03 Rules of Construction. Unless the context otherwise requires: (1) a term defined in Section 1.01 or 1.02 has the meaning assigned to it therein, and a term used herein that is defined in the Trust Indenture Act, either directly or by reference therein, shall have the meaning assigned to it therein; (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS; (3) “or” is not exclusive; (4) words in the singular include the plural, and words in the plural include the singular; (5) provisions apply to successive events and transactions; (6) unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture; (7) the words “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision; (8) the words “including,” “includes” and other words of similar import shall be deemed to be followed by “without limitation”; (9) references to sections of, or rules under, the Securities Act, the Exchange Act or the Trust Indenture Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time; (10) unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture; (11) in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines; and

-53- (12) where it relates to a Significant Subsidiary incorporated in Switzerland, a reference to a "winding- up", "administration", "liquidation", "insolvency" or "dissolution" includes, without limitation bankruptcy proceedings (Konkurs), any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), any proceedings leading to an emergency moratorium (Notstundung), or any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub). Section 1.04 Swedish Terms. In this Indenture, unless the contrary intention appears, a reference to: (a) a “composition”, “assignment” or “arrangement with any creditor” includes any write-down of debt (Ackord) following from any procedure of “företagsrekonstruktion” under the Swedish Act on Reconstruction (Lag om företagsrekonstruktion (1996:764)) or “konkurs” under the Swedish Bankruptcy Act (Konkurslag (1987:672); (b) a “compulsory manager”, “receiver”, “liquidator” or “administrator” includes a “rekonstruktör” under the Swedish Act on Reconstruction, “konkursförvaltare” under the Swiss Bankruptcy Act, or “likvidator” under the Swedish Companies Act; and (c) a “bankruptcy”, “winding-up” or “dissolution” includes a “likvidation” or “konkurs” under Chapter 25 of the Swedish Companies Act. Section 1.05 Trust Provisions. If any party to this Indenture that is incorporated in Sweden (or any other jurisdiction which does not recognize the concept of a “trust”) (the “Obligated Party”) is required to hold an amount “in trust” or “as trustee” on behalf of another party (the “Beneficiary”), the Obligated Party shall hold such amount as agent for the Beneficiary and shall promptly pay or transfer the same to the Beneficiary or as the Beneficiary may direct. Section 1.06 Luxembourg Terms. In this Indenture, where it relates to a company established in Luxembourg or incorporated under the laws of Luxembourg, a reference to: (a) a winding-up, administration, liquidation or dissolution includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (action pauliana), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally;

-54- (b) a receiver, administrative receiver, liquidator, administrator or the like includes, without limitation, a juge délégué, commissaire, juge-commissaire, liquidateur or curateur; (c) a security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of real security or agreement or arrangement having a similar effect and any transfer of title by way of security; and (d) a person being unable to pay its debts includes that person being in a state of cessation of payments (cessation de paiements). Section 1.07 Acts of Holders. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company and the Guarantors. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee, the Company and the Guarantors, if made in the manner provided in this Section 1.07. (b) The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof, (2) if executed by or on behalf of the Company, by a certificate from the secretary or assistance secretary or other officer performing a similar function, or (3) in any other manner deemed reasonably sufficient by the Trustee. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The authority of the Person executing the same may also be proved in any other manner deemed reasonably sufficient by the Trustee. (c) The ownership of Notes shall be proved by the Note Register. (d) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee, the Company or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note. (e) The Company may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, or to vote on any

-55- action authorized or permitted to be taken by Holders; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below. Unless otherwise specified, if not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or vote or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation or vote. If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiry Date to be given to the Trustee in writing and to each Holder in the manner set forth in Section 13.01. (f) The Trustee may set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01(a), (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05 or (4) any request to pursue a remedy referred to in Section 6.06(2). If any record date is set pursuant to this paragraph, the Holders on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiry Date to be given to the Company and to each Holder in the manner set forth in Section 13.01. (g) Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this paragraph shall have the same effect as if given or taken by separate Holders of each such different part. (h) Without limiting the generality of the foregoing, a Holder, including a Depositary that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depositary that is the Holder of a Global Note may provide its proxy or proxies to the beneficial

-56- owners of interests in any such Global Note through such Depositary’s standing instructions and customary practices. (i) The Company may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by a Depositary entitled under the procedures of such Depositary, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders; provided that if such a record date is fixed, only the beneficial owners of interests in such Global Note on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such beneficial owners remain beneficial owners of interests in such Global Note after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiry Date. (j) With respect to any record date set pursuant to this Section 1.07, the party hereto that sets such record date may designate any day as the “Expiry Date” and from time to time may change the Expiry Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiry Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 13.01, on or prior to both the existing and the new Expiry Date. If an Expiry Date is not designated with respect to any record date set pursuant to this Section 1.07, the party hereto which set such record date shall be deemed to have initially designated the 90th day after such record date as the Expiry Date with respect thereto, subject to its right to change the Expiry Date as provided in this clause (j). Section 1.08 Dutch Terms. In this Indenture, where it relates to a Dutch Domiciled Grantor, a reference to financial assistance means any action or contemplated action prohibited under section 2:98(c) of the Dutch Civil Code. ARTICLE 2 THE NOTES Section 2.01 Form and Dating; Terms. (a) The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law, or with any rules of any securities exchange or usage or with the rules of the Depositary or this Indenture, all as may be determined by the officers executing such Notes as evidenced by their execution of the Notes. Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

-57- (b) Notes issued in global form shall be substantially in the form of Exhibit A hereto (including the Global Notes Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Notes Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06. Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note will be exchanged for beneficial interests in the Regulation S Permanent Global Note pursuant to the Applicable Procedures. Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee will cancel the Regulation S Temporary Global Note. The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided. (c) The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited. The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling. The Notes shall be subject to repurchase by the Company pursuant to an Offer to Purchase as provided in Section 4.10 or Section 4.14. The Notes shall not be redeemable, other than as provided in Article 3. Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise (other than with respect to the issue date, the purchase price thereof and the date from which the interest accrues) as the Initial Notes; provided that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Section 4.09. The Notes and any Additional Notes shall be substantially identical other than the issuance dates, offering price, and, if applicable, the date from which interest shall accrue. Except as described under Article 9, the Initial Notes and any Additional Notes subsequently

-58- issued under this Indenture will be treated as a single class for all purposes under this Indenture, including waivers, amendments, redemptions and offers to purchase, and shall vote together as one class on all matters with respect to the Notes, provided that if the Additional Notes are not fungible with the Notes for U.S. federal income tax purposes the Additional Notes will have a separate CUSIP number, if applicable. Unless the context requires otherwise, references to “Notes” for all purposes of this Indenture include any Additional Notes that are actually issued. Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture. In authenticating and delivering Additional Notes, the Trustee shall be entitled to receive and shall be fully protected in conclusively relying upon, in addition to the Opinion of Counsel and Officer’s Certificate required by Section 13.03, an Opinion of Counsel (i) as to the due authorization, execution, delivery, validity and enforceability of such Additional Notes, (ii) stating that the form and terms of such Additional Notes have been established by a supplemental indenture and pursuant to a resolution of the Board of Directors of the Company in conformity with the provisions of this Indenture and (iii) stating that all laws and requirements in respect of the execution and delivery by the Company of such Additional Notes have been complied with. (d) The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Note and the Regulation S Permanent Global Note that are held by Participants through Euroclear or Clearstream. Section 2.02 Execution and Authentication. (a) At least one Authorized Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Authorized Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid. (b) A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form provided for in Exhibit A attached hereto by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture. (c) On the Issue Date, the Trustee shall, upon receipt of a written order of the Company signed by an Authorized Officer (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time and from time to time, the Trustee shall, upon receipt of an Authentication Order, authenticate and deliver any Additional Notes in an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder and, in the case of any issuance of Additional Notes pursuant to Section 2.01, such Authentication Order shall certify that such issuance is in compliance with Section 4.09.

-59- (d) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company. Section 2.03 Registrar and Paying Agent. (a) The Company shall maintain an office or agency in the United States where Notes may be presented for registration of transfer or for exchange (“Registrar”) and at least one office or agency in the United States where Notes may be presented for payment (“Paying Agent”), which shall initially be the Corporate Trust Office of the Trustee located at 60 Livingston Avenue, St. Paul, Minnesota 55107. The Registrar shall keep a register of the Notes and of their transfer and exchange (“Note Register”). The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co- registrar, and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Holder; provided, however, that no such removal shall become effective until (i) acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee and the passage of any waiting or notice periods required by the Depositary’s procedures or (ii) written notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (i) above. The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Company or any Affiliate incorporated or organized within the United States of America may act as Paying Agent (except for purposes of Article 8) or Registrar. (b) The Company initially appoints DTC to act as Depositary with respect to the Global Notes. The Company initially appoints the Trustee to act as Paying Agent and Registrar for the Notes, for which the Trustee shall be Custodian. If, at any time, the Trustee is not the Registrar, the Registrar shall make available to the Trustee ten days prior to each Interest Payment Date and at such other times as the Trustee may reasonably request the names and addresses of the Holders as they appear in the Note Register. Section 2.04 Paying Agent to Hold Money in Trust. The Company shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust and as agent for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal, premium, if any, or interest, if any, on the Notes, and shall notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying

-60- Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, a Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money. If the Company or an Affiliate of the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and shall promptly notify the Trustee in writing of any action or failure to act as required by this Section. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes. Section 2.05 Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee in writing at least five Business Days before each Interest Payment Date and at such other times as the Trustee may reasonably request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders. Section 2.06 Transfer and Exchange. (a) Transfer and Exchange of Global Notes. Except as otherwise set forth in this Section 2.06, a Global Note may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor Depositary or a nominee of such successor Depositary. A beneficial interest in a Global Note may not be exchanged for a Definitive Note unless (i) the Depositary (x) notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or (y) has ceased to be a “clearing agency” registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 90 days, (ii) there shall have occurred and be continuing a Default with respect to the Notes or (iii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes (although Regulation S Temporary Global Notes at the Company’s election pursuant to this clause may not be exchanged for Definitive Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S). Upon the occurrence of any of the preceding events in (i), (ii) or (iii) above, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.07 and Section 2.10. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or Section 2.10, shall be authenticated and delivered in the form of, and shall be, a Global Note, except for Definitive Notes issued subsequent to any of the preceding events in (i), (ii) or (iii) above and pursuant to Sections 2.06(c) or (e). A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a); provided, however, beneficial interests in a Global Note may be transferred and exchanged as provided in Sections 2.06(b) and (c).

-61- (b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i), (ii), (iii) or (iv) below, as applicable, as well as one or more of the other following subparagraphs, as applicable: (i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Temporary Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than the Initial Purchaser). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i). (ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i), the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (B) (1) above; provided that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Temporary Global Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903; provided, further, that in no event shall a beneficial interest in an Unrestricted Global Note be credited, or an Unrestricted Definitive Note be issued, to a Person who is an affiliate (as defined in Rule 144) of the Company. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this

-62- Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g). (iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) and the Registrar receives the following: (A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; or (B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Temporary Global Note or the Regulation S Permanent Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof. (iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) and: (A) the Registrar receives the following: (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar

-63- to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer is effected pursuant to subparagraph (A) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (A) above. Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note. (c) Transfer or Exchange of Beneficial Interests for Definitive Notes. (i) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon the occurrence of any of the events in (i), (ii) or (iii) of Section 2.06(a) and receipt by the Registrar of the following documentation: (A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof; (B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof; (C) if such beneficial interest is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof; (D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof; (E) if such beneficial interest is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in

-64- the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or (F) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof; the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g), and the Company shall execute and the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend, the Canadian Restricted Legend (if applicable) and the Regulation S Temporary Global Notes Legend, as applicable, and shall be subject to all restrictions on transfer contained therein. (ii) Beneficial Interests in Regulation S Temporary Global Note to Definitive Notes. Notwithstanding Section 2.06(c)(i)(A) and (C), a beneficial interest in the Regulation S Temporary Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to (A) the expiration of the Restricted Period and (B) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904. (iii) Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only upon the occurrence of any of the events in subsection (i), (ii) or (iii) of Section 2.06(a) and if: (A) the Registrar receives the following: (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such

-65- holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. (iv) Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon the occurrence of any of the events in subsection (i), (ii) or (iii) of Section 2.06(a) and satisfaction of the conditions set forth in Section 2.06(b)(ii), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g), and the Company shall execute and the Trustee shall authenticate and mail to the Person designated in the instructions a Definitive Note in the applicable principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from or through the Depositary and the Participant or Indirect Participant. The Trustee shall mail such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) shall not bear the Private Placement Legend. (d) Transfer and Exchange of Definitive Notes for Beneficial Interests. (i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

-66- (A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof; (B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof; (C) if such Restricted Definitive Note is being transferred to a Non U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (2) thereof; (D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(a) thereof; (E) if such Restricted Definitive Note is being transferred to the Company or any of its Restricted Subsidiaries, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(b) thereof; or (F) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate substantially in the form of Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the applicable Restricted Global Note, in the case of clause (B) above, the applicable 144A Global Note and, in the case of clause (C) above, the applicable Regulation S Global Note. (ii) Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if: (A) the Registrar receives the following: (1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder

-67- substantially in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or (2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, in each such case set forth in this subparagraph (A), if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions in this Section 2.06(d)(ii), the Trustee shall cancel the Restricted Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note. (iii) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes. If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraph (ii) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred. (e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional

-68- certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e): (i) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following: (A) if the transfer will be made to a QIB in accordance with Rule 144A, then the transferor must deliver a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof; (B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; or (C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications required by item (3) thereof, if applicable. (ii) Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if: (A) the Registrar receives the following: (1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or (2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder substantially in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, in each such case set forth in this subparagraph (A), if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private

-69- Placement Legend are no longer required in order to maintain compliance with the Securities Act. (iii) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof. Concurrently with the issuance of such Notes, the Trustee will cause the aggregate principal amount of the applicable Restricted Global Notes to be reduced accordingly and will cause the aggregate principal amount of the Unrestricted Global Note to be increased accordingly, and the Company will execute and the Trustee will authenticate and deliver to the Persons designated by the Holders of Definitive Notes so accepted Unrestricted Definitive Notes in the appropriate principal amount. (f) Legends. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture: (i) Private Placement Legend. (A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution therefor) shall bear the legend in substantially the following form: “THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH ANY OF THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) [IN THE CASE OF RULE 144A NOTES: AND ON WHICH THE COMPANY INSTRUCT THE TRUSTEE THAT THIS LEGEND SHALL BE DEEMED REMOVED FROM THE NOTES, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE INDENTURE RELATING TO THIS SECURITY], ONLY (A) TO THE COMPANY,

-70- (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A ‘‘QUALIFIED INSTITUTIONAL BUYER’’ AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]” (B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii), or (e)(iii) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend. (ii) Global Notes Legend. Each Global Note shall bear a legend in substantially the following form: “THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE

-71- DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE COMPANY OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.” (iii) Canadian Restricted Legend. If required under Section 2.06(xiii), each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution therefor) shall bear a legend in substantially the following form: “IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [NOTE: THE DATE THAT IS FOUR MONTHS AND ONE DAY FOLLOWING THE ISSUE DATE OF THE NOTES WILL BE INSERTED HERE].” (iv) Regulation S Temporary Global Notes Legend. Each temporary Note that is a Global Note issued pursuant to Regulation S shall bear a legend in substantially the following form: “THIS GLOBAL NOTE IS A TEMPORARY GLOBAL NOTE FOR PURPOSES OF REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. NEITHER THIS TEMPORARY GLOBAL NOTE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD OR DELIVERED, EXCEPT AS PERMITTED UNDER THE INDENTURE REFERRED TO BELOW. NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNLESS THE REQUIRED CERTIFICATIONS HAVE BEEN DELIVERED PURSUANT TO THE TERMS OF THE INDENTURE.” (v) OID Legend. Any Note issued with more than de minimis original issue discount for U.S. federal income tax purposes authenticated and delivered hereunder shall bear a legend in substantially the following form: “THIS SECURITY HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”) FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. THE ISSUE PRICE, THE AMOUNT OF OID, THE ISSUE DATE AND THE YIELD TO MATURITY OF THIS SECURITY MAY BE OBTAINED BY CONTACTING THE GENERAL COUNSEL, 277

-72- LAKESHORE ROAD EAST, SUITE 302, OAKVILLE, ONTARIO, L6J 1H9, CANADA, TELEPHONE NUMBER (905) 842-5150.” (g) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly, and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction. If the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase. (h) General Provisions Relating to Transfers and Exchanges. (i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 or at the Registrar’s request. (ii) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but such holder or Holder will be required to pay all taxes due on transfer and the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 2.07, Section 2.10, Section 3.06, Section 4.10, Section 4.14 and Section 9.04). (iii) Neither the Registrar nor the Company shall be required to register the transfer of, or transfer or exchange any, Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with an Offer to Purchase or other tender offer. (iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

-73- (v) Neither the Company nor the Registrar shall be required (A) to issue, to register the transfer of, or to transfer or exchange any, Notes during a period of 15 days before a selection of Notes is to be redeemed under Section 3.02, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, (C) to register the transfer of or to exchange a Note between a Record Date and the next succeeding Interest Payment Date or (D) to register the transfer of or to exchange a Note tendered and not withdrawn in connection with an Offer to Purchase. (vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest, if any, on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary. (vii) Upon surrender for registration of transfer of any Note at the office or agency of the Company designated pursuant to Section 2.03, the Company shall execute, and the Trustee shall authenticate and mail, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount. (viii) At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and mail, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.06. (ix) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile or electronically via .pdf transmission. (x) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including transfers between or among Depositary participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

-74- (xi) The Registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with any transfer of Notes. (xii) By its acceptance of any Definitive Note or interest in any Global Note bearing the Canadian Restricted Legend, each Holder of the Note represented thereby acknowledges the restrictions on transfer of such Note set forth in the Canadian Restricted Legend affixed to such Note and agrees that in connection with any sale, transfer or trade of such Note or its interest in such Note to a Person in, or a Person resident of, or a Person acquiring such Note or an interest therein for the benefit of another Person resident in, any Province or Territory of Canada, it will so sell, transfer or trade such Note or interest therein only in compliance with Canadian Securities Laws. (xiii) The Trustee shall affix the Canadian Restricted Legend to any Definitive Note, and shall remove the Canadian Restricted Legend from any Definitive Note, only upon the written instructions of the Company. The Company shall provide written instructions to the Trustee to affix the Canadian Restricted Legend to any Definitive Note representing Initial Notes, and to any Additional Notes if so required by the supplemental indenture relating to such Additional Notes. With respect to Global Notes, the Canadian Restricted Legend shall be affixed to any Global Note representing the Initial Notes, and to any Global Note representing Additional Notes if so required by the supplemental indenture relating to those Additional Notes. Section 2.07 Replacement Notes. If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the ownership and destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’s requirements are met. An indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company or the Trustee may charge for their expenses in replacing a Note, which may include any expenses of the Trustee. Every replacement Note is a contractual obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder. Section 2.08 Outstanding Notes. (a) The Notes outstanding at any time are all the Notes that have been authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, those described in this Section 2.08 as not outstanding and, solely to the extent

-75- provided for in Article 8, Notes that are subject to Legal Defeasance or Covenant Defeasance as provided in Article 8. Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; provided that Notes held by the Company or a Subsidiary will not be deemed to be outstanding for purposes of Section 3.07(b). (b) If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser, as such term is defined in Section 8-303 of the Uniform Commercial Code in effect in the State of New York. (c) If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue from and after the date of such payment. (d) If a Paying Agent (other than the Company, a Subsidiary or any Affiliate thereof) holds, on the maturity date or any redemption date or date for repurchase of the Notes money sufficient to pay Notes payable or to be redeemed or purchased on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest. Section 2.09 Treasury Notes. In determining whether the Holders of the requisite principal amount of Notes have concurred in any direction, waiver or consent, Notes beneficially owned by the Company, or by any Affiliate of the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Company or any obligor under the Notes or any Affiliate of the Company or of such other obligor. Section 2.10 Temporary Notes. Until definitive Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes upon surrender of such temporary Notes at the office or agency of the Company, without charge to the Holder. Until so exchanged, the Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.

-76- Section 2.11 Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee or, at the direction of the Trustee, the Registrar or the Paying Agent and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of canceled Notes in accordance with its customary procedures (subject to the record retention requirement of the Exchange Act). Certification of the disposal of all canceled Notes shall, upon the written request of the Company, be delivered to the Company. The Trustee shall retain all canceled Notes in accordance with its standard procedures (subject to the record retention requirements of the Exchange Act), and copies of the canceled Notes shall be provided to the Company upon the Company’s written request. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation. If the Company acquires any of the Notes, such acquisition shall not operate as a redemption or satisfaction of Debt represented by such Notes unless or until the same are delivered to the Trustee for cancellation. The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture. Section 2.12 Defaulted Interest. (a) If the Company defaults in a payment of interest on the Notes, it shall pay, or shall deposit with the Paying Agent money in immediately available funds sufficient to pay, the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements reasonably satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust and as agent for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Company shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall send, or cause to be sent, to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid. (b) Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

-77- Section 2.13 Additional Amounts. (a) All payments made by or on behalf of the Company or any Guarantor (each such person who pays or credits such amounts, a “Payor”) under or with respect to the Notes or any Note Guarantee will be made free and clear of, and without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (hereinafter referred to as “taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of any jurisdiction in which such Payor is organized, resident or carrying on business for tax purposes or from or through which payments are made by or on behalf of such Payor or any political subdivision or authority of the foregoing that has the power to tax (each a “Taxing Jurisdiction”), unless the deduction or withholding is required by applicable law or by the interpretation or administration thereof by the relevant governmental authority. (b) At any time a relevant Taxing Jurisdiction requires deductions or withholdings of taxes from any payment made under or in respect of the Notes, the Payor will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each Holder (including Additional Amounts), after such deduction or withholding (including withholding or deduction attributable to Additional Amounts payable hereunder), shall not be less than the amount the Holder would have received had no such deduction or withholding been required. (c) However, notwithstanding the foregoing, no Additional Amounts will be payable to a Holder of a Note by any Payor with respect to: (i) taxes that would not have been imposed but for the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and any Taxing Jurisdiction (including without limitation, by virtue of the Holder or beneficial owner being a citizen or resident of, incorporated in or carrying on a business, having a permanent establishment or having a place of business in such jurisdiction), other than solely by reason of the Holder or beneficial owner purchasing, holding or disposing of the Notes; (ii) taxes imposed on, or deducted or withheld from, payments in respect of the Notes if such payments could have been made without such imposition, deduction or withholding of such taxes had such Notes been presented for payment (where presentation is required) within 30 days after the relevant date (except to the extent that the Holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any Note means: (a) the due date for payment thereof, or (b) if the full amount of the monies payable on such date have not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, provided that notice to that effect is duly given to Holders of the Notes in accordance with this Indenture; (iii) taxes imposed or withheld by reason of the failure by the Holder or beneficial owner of such Note to provide certification, information, documents or other evidence concerning the nationality, residence or identity of the Holder or beneficial owner or to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, within 30 days after a specific written request therefor from a Payor, which is required by law, regulation or

-78- administrative practice or applicable treaty as a precondition to exemption from or reduction in the rate of deduction or withholding of all or part of such taxes; (iv) withholding tax payable under Part XIII of the Income Tax Act (Canada) (the “Tax Act”) that is imposed on amounts payable to or for the account of a beneficial owner of a Note as a consequence of such beneficial owner not dealing at arm’s length (within the meaning of the Tax Act) with a Payor at the time of such payment; (v) any withholding tax payable under Part XIII of the Tax Act that is imposed on amounts payable to or for the account of a beneficial owner of a Note as a consequence of such beneficial owner being, at any time, a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company, or, at any time, not dealing at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Company; (vi) any estate, inheritance, gift, sales, transfer or similar tax; (vii) any tax or penalty arising from the Holder’s failure to properly comply with the Holder’s obligations imposed under Part XVIII of the Tax Act or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of reporting in that jurisdiction in compliance with Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); or (viii) taxes arising from any combination of the foregoing clauses (i) to (vii). (d) The Payors will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law. The Payors will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee. (e) The Payors, jointly and severally, will indemnify and hold harmless each Holder and beneficial owner of Notes and upon written request reimburse each such Holder and beneficial owner for the amount of (x) any taxes so levied or imposed and paid by such Holder or beneficial owner (including, for greater certainty, taxes imposed and paid pursuant to subsection 215(4) of the Tax Act and section 803 of the Income Tax Regulations (Canada) or any successor provision) as a result of payments made under or with respect to the Notes, (y) any liability (including penalties, interest, additions to tax and reasonable expenses) arising therefrom or with respect thereto, and (z) any taxes levied or imposed and paid by such Holder or beneficial owner with respect to any reimbursement under (x) or (y) above; provided, however, that the indemnification or reimbursement obligations provided for in this Section 2.13(e) shall not extend to taxes for which the applicable Holder would not have been eligible to receive payment of Additional Amounts hereunder by virtue of clauses (i) through (viii) of Section 2.13(c) if the Payor had been required to withhold from such payments or to the extent such Holder received Additional Amounts with respect to such payments. (f) In addition, any amounts to be paid by a Payor on the Notes will be paid net of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (“FATCA Withholding”). Neither any

-79- Guarantor nor the Company will be required to pay Additional Amounts on account of any FATCA Withholding. (g) Each Holder entitled to any Additional Amounts shall cooperate, to the extent described in clause (iii) of Section 2.13(c) above, with the Company and the Trustee in providing any information or documentation that is required by applicable law or by the taxing authority of the relevant Taxing Jurisdiction and that is reasonably requested in writing by the Company or the Trustee to confirm the identity and/or tax status of such Holder and any affected beneficial owner and to assist the Company or Trustee in determining the applicable withholding tax rate and the amount of Additional Amounts payable in respect thereof. (h) At least 30 calendar days prior to each date on which any payment under or with respect to the Notes or any Note Guarantee is due and payable, if a Payor will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date net of any taxes required to be withheld or deducted. (i) In addition, the Payor will pay any stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including any interest, penalties and any similar liabilities with respect thereto, imposed by any Taxing Jurisdiction at any time in respect of the execution, issuance, registration or delivery of the Notes, any Note Guarantee, this Indenture or any other document or instrument referred to hereunder or thereunder and any such taxes, charges or duties imposed by a Taxing Jurisdiction on any payments made pursuant to the Notes or as a result of, or in connection with, the enforcement of the Notes, any Note Guarantee and/or any other such document or instrument. (j) The obligations under this Section 2.13 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person to the Payor and to any jurisdiction in which such successor is organized or is otherwise resident or carrying on business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. (k) Whenever this Indenture refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note or any Note Guarantee, such reference shall be deemed to include the payment of Additional Amounts or indemnification payments as described in this Section 2.13, to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. Section 2.14 CUSIP and ISIN Numbers. The Company in issuing the Notes may use CUSIP or ISIN numbers (if then generally in use) and if it does, the Trustee shall use CUSIP or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either

-80- as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Offer to Purchase shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the CUSIP or ISIN numbers. Section 2.15 Computation of Interest. (a) Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months. (b) For purposes of the Interest Act (Canada), whenever any interest or fee under the Notes or this Indenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the relevant year of calculation, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Notes or this Indenture. The rates of interest stipulated in the Notes and this Indenture are intended to be nominal rates and not effective rates or yields. ARTICLE 3 REDEMPTION Section 3.01 Notices to Trustee. If the Company elects to redeem Notes pursuant to Section 3.07 or Section 3.09, it shall furnish to the Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to Section 3.03 (unless a shorter notice shall be agreed to by the Trustee in writing) but not more than 60 days before a redemption date, an Officer’s Certificate setting forth (1) the paragraph or subparagraph of such Note or Section of this Indenture pursuant to which the redemption shall occur, (2) the redemption date, (3) the principal amount of the Notes to be redeemed and (4) the redemption price, if then ascertainable. Section 3.02 Selection of Notes to Be Redeemed or Purchased. (a) If less than all of the Notes are to be redeemed pursuant to Section 3.07 or purchased in an Offer to Purchase at any time, the Trustee shall select the Notes to be redeemed or purchased (1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (2) if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate, all in accordance with the procedures of the Depositary in the case of Global Notes. In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the then outstanding Notes not previously called for redemption or purchase.

-81- (b) The Trustee shall promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected shall be in amounts of $1,000 or whole number multiples of $1,000; no Notes of $2,000 or less shall be redeemed in part, except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not $2,000 or a multiple of $1,000 in excess thereof, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase. (c) After the redemption date, upon surrender of a Note to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note, representing the same Debt to the extent not redeemed, shall be issued in the name of the Holder of the Notes upon cancellation of the original Note (or appropriate book entries shall be made to reflect such partial redemption). Section 3.03 Notice of Redemption. (a) The Company shall send, or cause to be sent (in the case of Notes held in book-entry form, by electronic transmission) notices of redemption of Notes at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed pursuant to this Article at such Holder’s registered address or otherwise in accordance with the Applicable Procedures of the Depositary, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11. (b) The notice shall identify the Notes to be redeemed (including CUSIP and ISIN number, if applicable) and shall state: (1) the redemption date; (2) the redemption price, including the portion thereof representing any accrued and unpaid interest, if any; provided that in connection with a redemption under Section 3.07(a), the notice need not set forth the redemption price but only the manner of calculation thereof; (3) if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed; (4) the name and address of the Paying Agent; (5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price; (6) that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this

-82- Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date; (7) the paragraph or subparagraph of the Notes or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and (8) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes. (c) At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company shall have delivered to the Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in Section 3.03(b). Section 3.04 Effect of Notice of Redemption. Once notice of redemption is sent in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption. Section 3.05 Deposit of Redemption or Purchase Price. (a) By no later than 11:00 a.m. (New York City time) on the redemption or purchase date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest, if any, on all Notes to be redeemed or purchased on that date. The Paying Agent shall promptly mail to each Holder whose Notes are to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest, if any, thereon. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest, if any, on, all Notes to be redeemed or purchased. (b) If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest, if any, to the redemption or purchase date shall be paid on the relevant Interest Payment Date to the Person in whose name such Note was registered at the close of business on such Record Date, and no additional interest shall be payable to Holders whose Notes shall be subject

-83- to redemption by the Company. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest, if any, shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and, to the extent lawful, on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01. Section 3.06 Notes Redeemed or Purchased in Part. Upon surrender of a Note that is redeemed or purchased in part, the Company shall issue and, upon receipt of an Authentication Order, the Trustee shall promptly authenticate and mail to the Holder (or cause to be transferred by book entry) at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same Debt to the extent not redeemed or purchased; provided that each new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate such new Note. Section 3.07 Optional Redemption. (a) The Notes may be redeemed, in whole or in part, at any time prior to October 1, 2019, at the option of the Company upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail (and/or, to the extent permitted by applicable procedures or regulations, electronically) to each Holder’s registered address, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date). (b) Prior to October 1, 2019, the Company may at its option, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a Redemption Price equal to 109.000% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date); provided that (1) at least 50% of the principal amount of Notes (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by the Company or its Subsidiaries); and (2) any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering. (c) Except pursuant to clause (a) or (b) of this Section 3.07 or pursuant to Section 3.09, the Notes shall not be redeemable at the Company’s option prior to October 1, 2019.

-84- (d) The Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after October 1, 2019, upon not less than 30 nor more than 60 days’ notice at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of registered Holders of the Notes on a relevant Record Date to receive interest due on a relevant Interest Payment Date), if redeemed during the 12-month period beginning on October 1 of the years indicated below: Year Percentage 2019............................................................................................................................ 104.500% 2020 and thereafter .................................................................................................... 100.000% (e) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06. Section 3.08 Mandatory Redemption; Open Market Purchases. The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes. The Company and its Affiliates may, at any time and from time to time, acquire or purchase Notes by means other than a redemption, including by open market purchase, tender offer, privately negotiated transactions or otherwise and at prices as well as with such consideration as the Company and its Affiliates may determine, subject to compliance with applicable securities laws and regulations including, without limitation, Canadian Securities Laws, so long as such acquisition does not otherwise violate the terms of this Indenture. Section 3.09 Tax Redemption. (a) The Company, at its option, may redeem all but not part of the Notes, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to, but not including, the date fixed by the Company for redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date), if, due to a Change in Tax Law, the Company, in accordance with the terms of the Notes, respectively, would become obligated, on the next date on which any amount would be payable with respect to the Notes, to pay to the Holder or beneficial owner of any Note any Additional Amounts, and the Company cannot avoid any such payment obligation by taking reasonable measures available (including making payment through a paying agent located in another jurisdiction). (b) Notice of the Company’s intent to redeem the Notes pursuant to the provisions set forth in Section 3.09(a) shall not be effective until such time as the Company delivers to the Trustee both (i) a certificate signed by two of its Authorized Officers stating that

-85- the Company cannot avoid its obligation to pay Additional Amounts by the Company taking reasonable measures available (including making payment through a paying agent located in another jurisdiction), and (ii) an opinion of independent legal counsel reasonably acceptable to the Trustee and qualified to practice law in the relevant Taxing Jurisdiction stating that the applicable Payor is obligated to pay Additional Amounts because of a Change in Tax Law. The Trustee will accept and shall be entitled to rely on such certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions set forth in Section 3.09(a), which will be conclusive and binding on the Holders. (c) This Section 3.09 will apply mutatis mutandis to any successor Persons to the Company and any jurisdiction in which any successor Person to the Company is incorporated or organized or engaged in business or resident for tax purposes or any jurisdiction from or through which payment is made by or on behalf of such Person on the Notes, and any political subdivision thereof or therein. (d) Any redemption pursuant to Section 3.09 shall be made pursuant to the provisions of Section 3.01 through 3.06. ARTICLE 4 COVENANTS Section 4.01 Payment of Notes. (a) The Company shall pay or cause to be paid the principal, premium, if any, and interest, if any, on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest, if any, shall be considered paid on the date due if the Paying Agent, if other than one of the Company or a Subsidiary, holds as of 11:00 a.m., New York City time, on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal, premium, if any, and interest then due. (b) The Company shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any, (without regard to any applicable grace period) at the same rate to the extent lawful. Section 4.02 Maintenance of Office or Agency. The Company shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company and the Guarantors in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such

-86- presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee. The Company may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03. Section 4.03 Reports and Other Information. (a) For so long as any Notes are outstanding, the Company will furnish to the Trustee: (1) on or prior to the later of (A) 90 days after the end of each fiscal year of the Company or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Canadian Securities Laws, annual financial information of the Company consisting of (i) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) for the fiscal year then ended; (ii) audited financial statements prepared in accordance with IFRS; and (iii) a presentation of Adjusted EBITDA of the Company which will be included in the MD&A for the fiscal year then ended and derived from such financial statements; (2) on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, the date on which the Company is required to file (after giving effect to any available extension) such financial information pursuant to Canadian Securities Laws, quarterly financial information of the Company consisting of (i) an MD&A for the fiscal quarter and year- to-date period then ended; (ii) unaudited quarterly financial statements prepared in accordance with IFRS; and (iii) a presentation of Adjusted EBITDA of the Company which will be included in the MD&A for the fiscal quarter and year-to-date period then ended and derived from such financial statements; (3) on or prior to the tenth Business Day following the occurrence of each event that is required pursuant Canadian Securities Laws to be reported in a material change report under National Instrument 51-102 “Continuous Disclosure Obligations” (a “Material Change Report”), if the Company is then a “reporting issuer” (or its equivalent) in any province or territory of Canada, a copy of the Material Change Report containing substantially all of the information that is required to be contained in such a report pursuant to Canadian Securities Laws; provided, however, that no such Material Change

-87- Report will be required to be furnished to the Trustee if the Company determines in its good faith judgment that such event is not reasonably expected to be material to the Holders or the business, operations or capital of the Company and its Restricted Subsidiaries, taken as a whole; and (4) so long as the Company is obligated to make such filings or furnish such information, any filings or information filed with and made publicly available by the applicable Canadian securities regulators under the System for Electronic Document Analysis and Retrieval (“SEDAR”) website (or any successor system). (b) If any document of the type contemplated in clauses (1), (2), (3) and (4) of Section 4.03(a) is filed and publicly available on SEDAR, the Company shall have, and shall be deemed to have, satisfied all requirements under this Indenture to furnish such document to the Trustee upon the filing of such document with the Canadian securities regulators for public viewing on SEDAR; provided, however, that the Company shall provide a copy of any such document to the Trustee within a reasonable period of time if the Trustee makes a request therefor to the Company. (c) So long as any Notes are outstanding, (1) within 10 Business Days after furnishing or being deemed to have furnished to the Trustee annual financial information required by Section 4.03(a)(1), the Company will hold a conference call to discuss such reports and the results of operations for the relevant reporting period (it being understood that such conference call may be the same conference call as with the Company’s equity investors and analysts) and (2) (i) with respect to the reports required by clauses (1), (2) and (3) of Section 4.03(a) above, the Company shall (A) file such reports electronically on the SEDAR website (or any successor system) or (ii) if reports required by clauses (1), (2) and (3) of Section 4.03(a) above are not available on SEDAR (or other successor electronic filing system) the Company will also maintain a password protected website via an Intralinks site or other similar password protected website to which Holders of the Notes and prospective purchasers of Notes are given access upon request to the Company and to which all of the reports required by this Section 4.03 are posted. (d) In addition, the Company will also hold quarterly conference calls for the Holders of the Notes to discuss financial information for the previous quarter (it being understood that such quarterly conference call may be the same conference call as with the Company’s equity investors and analysts). The conference call will be following the last day of each fiscal quarter of the Company and not later than 10 Business Days from the time that the Company furnishes or is deemed to have furnished the financial information required by Section 4.03(a)(2). (e) No fewer than two days prior to any annual or quarterly conference call, as applicable, the Company will issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call.

-88- (f) For so long as any Notes remain outstanding and are not freely transferable under the Securities Act, the Company shall furnish to Holders of the Notes and prospective purchasers of Notes designated by Holders of the Notes, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. (g) Notwithstanding anything herein to the contrary, for purposes of Section 6.01(a)(4), (1) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.03(a)(1) until 15 days after the date any financial information thereunder is due under Canadian Securities Laws, and (2) the Company will be deemed not to have failed to comply with any of its obligations under Section 4.03(a)(2) until 15 days after the date any financial information thereunder is due under Canadian Securities Laws. For greater certainty, if the Company from time to time files any amendment or amendment and restatement of any document referred to in Section 4.03(a), the filing of any such amendment or amendment and restatement thereof shall not constitute a failure of the Company to comply with its obligations in such covenant and shall not constitute an Event of Default. (h) Delivery of the foregoing reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, or the Company’s compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificates). (i) The Company will deliver or cause to be delivered to the Trustee, within 10 calendar days of the occurrence thereof, an Officer’s Certificate providing notice of any of the following events, including in reasonable detail a summary of such event or events and the Company’s plans in respect thereof: (A) any Change of Control, including, without limitation, the name of the Person(s) acquiring control of the Company, the amount and form of the consideration used (e.g., cash, securities or a combination thereof), the basis of the control, the date and description of the transaction resulting in the Change of Control, the percentage of beneficial ownership of voting securities of the Company owned by the Person gaining control, the identity of the Person from whom control was assumed and the effect of such Change of Control, if any, on any material agreements or arrangements of the Company; and (B) an Event of Default specified in clause (7) or (8) of Section 6.01(a). (j) To the extent any information is not provided as specified in this Section 4.03 and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured; provided, however, that this Section 4.03(j) shall not apply to the Company’s obligations under Section 4.03(i).

-89- Section 4.04 Compliance Certificate. (a) The Company shall deliver to the Trustee and the Collateral Agent, on an annual basis at the same time as the Company furnishes its annual financial information referred to in Section 4.03(a)(1), an Officer’s Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Authorized Officer with a view to determining whether the Company and each Guarantor have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Authorized Officer signing such certificate, that to the best of his or her knowledge, the Company and each Guarantor have kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Company and each Guarantor are taking or propose to take with respect thereto). (b) When any Default has occurred and is continuing under this Indenture, or if the Trustee or the holder of any other evidence of Debt of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Company shall promptly (which shall be no more than 10 Business Days following the date on which the Company becomes aware of such Default, receives such notice or becomes aware of such action, as applicable) send to the Trustee an Officer’s Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereto. Section 4.05 Taxes. The Company shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders. Section 4.06 Stay, Extension and Usury Laws. The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted. Section 4.07 Restricted Payments. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

-90- (1) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof; (2) immediately after giving effect to such Restricted Payment on a Pro Forma Basis, the Company would be permitted to Incur at least $1.00 of additional Debt pursuant to Section 4.09(a); and (3) after giving effect to such Restricted Payment on a Pro Forma Basis, the aggregate amount expended or declared for all Restricted Payments made on or after July 1, 2015 (the “Reference Date”) (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) (7), (8), (9), (10), (11), (12) and (13) of Section 4.07(b)) shall not exceed the sum (without duplication) of: (i) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from the Reference Date and ending on the last day of the most recently ended fiscal quarter for which internal financial information is available at the time of such Restricted Payment; plus (ii) 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the Reference Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion or exchange of Debt (including Redeemable Capital Interests) of the Company, and from the exercise of options, warrants or other rights to acquire such Qualified Capital Interests (other than, in each case, Capital Interests or Debt issued or sold to a Subsidiary of the Company); provided that this clause (ii) shall exclude the proceeds from the Equity Offering; plus (iii) 100% of the net reduction in Restricted Investments, made by the Company or any Restricted Subsidiary subsequent to the Reference Date, in any Person, resulting from (i) payments of interest on Debt, dividends, repayments of loans or advances, or any sale or disposition of such Restricted Investments (but only to the extent such items are not included in the calculation of Consolidated Net Income), or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (or the causing of a Person that is not a Subsidiary to become a Restricted Subsidiary), not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person subsequent to the Reference Date. (b) Notwithstanding the provisions of Section 4.07(a), the Company and its Restricted Subsidiaries may take the following actions; provided that, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof:

-91- (1) the payment of any dividend on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption within 60 days after declaration thereof or the giving of such irrevocable notice, as applicable, if, at the declaration date or notice thereof, such payment was permitted by the foregoing provisions of this Section 4.07; (2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Interests of the Company; provided, however, that the net cash proceeds from such sale of Qualifying Capital Interests will be excluded from Section 4.07(a)(3)(ii) to the extent applied to any such purchase, repurchase, redemption, defeasance or other acquisition or retirement; (3) the redemption, defeasance, repurchase or acquisition or retirement for value of any Junior Financing out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) Refinancing Debt of the Company or such Guarantor, as the case may be, Incurred in accordance with this Indenture or (y) Qualified Capital Interests of the Company; (4) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company or any Parent Entity (or any payments to a Parent Entity for the purposes of permitting any such repurchase) held by directors, officers, consultants, employees, former directors, former officers, former consultants or former employees of the Company or any Restricted Subsidiary (or their Immediate Family Members, estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or service or alteration of employment or service status or pursuant to the terms of any agreement under which such Capital Interests were issued (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement) and, for the avoidance of doubt, including any principal and interest payable on any promissory notes issued by the Company or any Parent Entity in connection with such repurchase, retirement or other acquisition; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $10 million in any calendar year; provided, further, that any unused amounts in any calendar year may be carried forward; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Company or any direct or indirect Parent Entity of the Company (to the extent contributed to the Company) to directors, officers, employees or consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under Section 4.07(a)(3); plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries

-92- after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (4) in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt); (5) dividend adjustments and repurchases of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement); (6) Restricted Payments (A) to make cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Interests of the Company or the vesting of restricted stock units or deferred stock units and (B) consisting of (i) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management or consultants of the Company, any Restricted Subsidiary or any Parent Entity, in each case solely to the extent such taxes relate to the foregoing persons’ ownership of Capital Interests in the Company and/or (ii) repurchases of Capital Interests in consideration of the payments described in clause (i), including demand repurchases in connection with the exercise of stock options or the vesting of restricted stock units or deferred stock units; (7) payments (or Restricted Payments made to allow any Parent Entity to pay) for the repurchase of Capital Interests of the Company or any Parent Entity held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed $5 million in any calendar year; (8) the extension of credit that constitutes intercompany Debt, the Incurrence of which is permitted pursuant to clauses (5), (6) and (7) of the definition of “Permitted Debt” hereunder; (9) the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary Incurred in compliance with Section 4.09 to the extent such dividends are included in the definition of “Consolidated Fixed Charges” hereunder; (10) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Junior Financing (A) at a purchase price not greater than 101% of the principal amount of such Junior Financing in the event of a change of control in accordance with provisions similar to Section 4.14 or (B) at a purchase price not greater than 100% of the principal amount thereof in accordance with

-93- provisions similar to Section 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has complied with its obligations set forth in Section 4.14 of this Indenture; (11) the payment of regular cash quarterly dividends on the Company’s common stock not to exceed $20 million in any calendar year; (12) other Restricted Payments not in excess of an amount equal to the greater of (a) $35 million and (b) 2.0% of Consolidated Total Assets in the aggregate since the Reference Date; provided that if this clause (12) is utilized to make a Restricted Investment, the amount deemed to be utilized under this clause (12) shall be the amount of such Restricted Investment at any time outstanding (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value); and (13) from and after January 1, 2019, other Restricted Payments in an aggregate amount not to exceed $50 million; provided that if this clause (13) is utilized to make a Restricted Investment, the amount deemed to be utilized under this clause (13) shall be the amount of such Restricted Investment at any time outstanding (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value). (c) If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Company, would be permitted under the requirements of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustment made in good faith to the Company’s financial statements affecting Consolidated Net Income. (d) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment. (e) For purposes of determining compliance with this Section 4.07, in the event that a proposed Restricted Payment or Investment (or a portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) to (13) of Section 4.07(b) and/or one or more of the clauses contained in the definition of “Permitted Investments” hereunder, or is entitled to be made pursuant to Section 4.07(a), the Company will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part), in its sole discretion, such Restricted Payment or Investment (or portion thereof) among such clauses (1) to (13) of Section 4.07(b), and/or one or more of such clauses contained in the definition of “Permitted Investments” hereunder, or Section 4.07(a), in each case, in a manner that otherwise complies with this Section 4.07. (f) For purposes of determining compliance with any U.S. dollar denominated restriction on Restricted Payments, the U.S. dollar equivalent of a Restricted Payment

-94- denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date the Company or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment. Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to this Indenture or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to: (1) pay dividends or make any other distributions on its Capital Interests to the Company or any of its Restricted Subsidiaries or pay any Debt owed to the Company or any of its Restricted Subsidiaries; (2) make loans or advances to the Company or any Restricted Subsidiary; or (3) transfer any of its property or assets to the Company or any Restricted Subsidiary. (b) However, the preceding provisions shall not prohibit the following encumbrances or restrictions existing under or by reason of: (1) any encumbrance or restriction in existence on the Issue Date, including those under the Credit Agreement, the Bridge Facilities and the Existing Notes, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, in the good faith judgment of the Company and conclusively evidenced by an Officer’s Certificate, are no more restrictive in any material respect, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof; (2) any encumbrance or restriction which exists with respect to an acquired property in existence at the time of such acquisition pursuant to an agreement, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof); (3) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges or amalgamates with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not

-95- applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary; (4) any encumbrance or restriction under the terms of Refinancing Debt Incurred to renew, refund, replace, refinance or extend any agreement containing any encumbrance or restriction referred to in the foregoing clauses (1) through (3), so long as the encumbrances and restrictions contained in any such Refinancing Debt are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced, or extended, in the good faith judgment of the Company and conclusively evidenced by an Officer’s Certificate; (5) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or any rights thereunder; (6) any encumbrance or restriction by reason of applicable law, rule, regulation or order; (7) any encumbrance or restriction under the Notes Documents; (8) any encumbrance or restriction under a contract for the sale or other disposition of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary, that restricts distributions of the applicable assets or Capital Interests to be issued or sold, or of any assets of a Subsidiary to be sold, pending such sale or other disposition; (9) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; (10) customary provisions and/or restrictions with respect to the disposition or distribution of property, securities or assets in joint venture agreements, asset sale agreements, stock sale agreements (including underwriting agreements), sale leaseback agreements and other similar agreements; (11) any restriction with respect to the Company or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes; (12) Purchase Money Debt and Capital Lease Obligations permitted under this Indenture for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in Section 4.08(a)(3); (13) Liens securing Debt otherwise permitted to be Incurred under this Indenture, including Section 4.12; and

-96- (14) any other agreement governing Debt entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date. (c) Nothing contained in this Section 4.08 shall prevent the Company or any Restricted Subsidiary from (i) creating, Incurring, assuming or suffering to exist any Liens otherwise permitted by Section 4.12 or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with Section 4.09 and Section 4.12. Section 4.09 Incurrence of Debt. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to Incur any Debt (including Acquired Debt); provided, that the Company and any of its Restricted Subsidiaries may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom: (1) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a Pro Forma Basis, including as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 2.00 to 1.00; and (2) no Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt, provided that, the then outstanding aggregate principal amount of Debt that may be Incurred pursuant to this Section 4.09(a) by Restricted Subsidiaries that are not Guarantors shall not exceed the greater of (x) $295 million and (y) 5.0% of Consolidated Total Assets (in each case, determined on the date of such Incurrence). (b) Notwithstanding Section 4.09(a), the Company and its Restricted Subsidiaries may Incur Permitted Debt. (c) For purposes of determining compliance with this Section 4.09: (1) in the event that an item of Debt meets the criteria of more than one of the types of Debt described in Section 4.09(a) or (b), including categories of Permitted Debt, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt in any manner that complies with Section 4.09 and shall only be required to include the amount and type of such Debt in one of such clauses under Section 4.09 or the definition of “Permitted Debt” hereunder; provided that Debt Incurred under the Credit

-97- Facilities on October 21, 2015 and still outstanding shall at all times be treated as Incurred pursuant to clause (1)(x) of the definition of “Permitted Debt” hereunder; (2) Debt permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 (including categories of Permitted Debt) permitting such Debt; and (3) Guarantees of, or obligations with respect to letters of credit supporting, Debt that is otherwise included in the determination of a particular amount of Debt shall not be included. The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this Section 4.09. For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is Incurred as Refinancing Debt to refinance Debt denominated in another currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed (i) the principal amount of such Debt being refinanced, plus (ii) the aggregate amount of fees, underwriting discounts, defeasance costs, premiums and other costs and expenses Incurred in connection with such refinancing. Notwithstanding any other provision of this covenant, the maximum amount of Debt that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. Section 4.10 Asset Sales. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless: (1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (such Fair Market Value to be determined at the time of contractually agreeing to such Asset Sale) of the assets or Capital Interests issued or sold or otherwise disposed of; (2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Eligible Cash Equivalents; and

-98- (3) to the extent that any consideration received by the Company (or such Restricted Subsidiary, as the case may be) in any such Asset Sale of Collateral constitutes property or other assets that are of a type or class that constitutes Collateral, such property or other assets are added to the Collateral securing the Notes in the manner and to the extent required by this Indenture or any of the Collateral Documents with the Lien on such Collateral securing the Notes being of the same priority with respect to the Notes as the Lien on the property or assets disposed of in the Asset Sale. (b) For the purposes of Section 4.10(a)(2) above, each of the following will be deemed to be cash: (1) any liabilities (as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary) of the Company or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability; (2) any securities, notes or other obligations received by the Company or any of its Restricted Subsidiaries from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of their receipt to the extent of the cash received in that conversion; (3) any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed 2.0% of Consolidated Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and (4) any Investment, stock, asset, property or capital expenditure of the kind referred to in clauses (2), (3), (4) or (5) of Section 4.10(c). (c) Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale (the “Asset Sale Proceeds Application Period”), the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Cash Proceeds, at its option: (1) (A) to prepay, repay, redeem or purchase any First Priority Obligations of the Company or any Restricted Subsidiary and cause such Debt to be permanently retired and the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or repurchased; provided, however, that (x) to the extent the terms of such First Priority Obligations (other than Additional Notes) require Net Cash Proceeds to repay obligations outstanding under such First Priority Obligations prior to the repayment of other First Priority

-99- Obligations, the Company or such Restricted Subsidiary shall be entitled to repay such obligations without an obligation to offer to repay obligations under the Notes in an equivalent amount and (y) except as provided in the foregoing clause (x), to the extent the Company or such Guarantor so reduces any other First Priority Obligations, the Company shall offer to purchase an equal and ratable amount of the Notes as provided under Article 3 by making an Offer to Purchase (in accordance with the procedures set forth in Section 4.10(d)) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus accrued but unpaid interest to, but not including, the date of purchase (and, in the case of revolving loans, to correspondingly reduce commitments with respect thereto); (B) to prepay, repay, redeem or purchase outstanding Obligations under the Bridge Facilities; or (C) solely to the extent that such Net Cash Proceeds are not derived from an Asset Sale of Collateral, to reduce Obligations ranking pari passu in right of payment with the Notes (other than First Priority Obligations); provided, that to the extent the Company or the applicable Restricted Subsidiary so reduces any such pari passu Obligations, the Company shall equally and ratably offer to repay obligations under the Notes outstanding in the manner set forth in clause (A) above; (2) to acquire all or substantially all of the assets of, or any Capital Interests of, another Permitted Business, if, after giving effect to any such acquisition of Capital Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company; provided that, to the extent such Net Cash Proceeds are derived from an Asset Sale of Collateral, such assets or Capital Interests, as applicable, shall be added to the Collateral securing the Notes to the extent required by this Indenture or any of the Collateral Documents; (3) to make a capital expenditure in or that is used or useful (as determined in the good faith judgment of the Company) in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of this Indenture; (4) to acquire other assets that are not classified as current assets under IFRS and that are used or useful (as determined in the good faith judgment of the Company) in a Permitted Business; provided that, to the extent such Net Cash Proceeds are derived from an Asset Sale of Collateral, such assets shall be added to the Collateral securing the Notes to the extent required by this Indenture or any of the Collateral Documents; or (5) any combination of the foregoing, provided that, in the case of clause (3) of this Section 4.10(c), a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of

-100- such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within 180 days of the Asset Sale Proceeds Application Period (an “Acceptable Commitment”) and such Net Cash Proceeds are actually applied in such manner within the later of 365 days from the consummation of the Asset Sale and 180 days from the date of the Acceptable Commitment, and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Cash Proceeds are applied in connection therewith, then such Net Cash Proceeds shall constitute Excess Proceeds to the extent the Asset Sale Proceeds Application Period has expired. (d) Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in Section 4.10(c) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds the greater of (x) $60 million and (y) 1.0% of Consolidated Total Assets, the Company will, within 30 days after the expiry of the Asset Sale Proceeds Application Period, make an Offer to Purchase to all Holders of Notes (on a pro rata basis to each series of Notes), and if required by the terms of any other First Priority Obligations containing comparable repurchase rights, to purchase or redeem the maximum principal amount of Notes and such other First Priority Obligations that may be purchased out of the amount of such Excess Proceeds. The offer price in any Offer to Purchase of Notes will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those funds for any purpose not otherwise prohibited by this Indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of Notes and other First Priority Obligations tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the trustee or agent for the other First Priority Obligations will select the First Priority Obligations to be purchased on a pro rata basis among each series. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero. (e) Pending the final application of any Net Cash Proceeds pursuant to this Section 4.10, such Net Cash Proceeds may be applied temporarily to reduce Debt outstanding under a revolving credit facility or may otherwise be invested in any manner not prohibited by this Indenture. (f) The Company will comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder, including Canadian Securities Laws, to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the provisions of this Section 4.10 by virtue of such compliance with the applicable securities laws and regulations. (g) Other than as specifically provided in this Section 4.10, any purchase pursuant to this Section 4.10 shall be made pursuant to the provisions of Sections 3.02, 3.05 and 3.06.

-101- Section 4.11 Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction (or series of related transactions), contract, agreement, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Company involving aggregate consideration in excess of $5 million (each of the foregoing, an “Affiliate Transaction”), unless: (1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Company or such Subsidiary with a Person who is not an Affiliate; and (2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above. (b) Section 4.11(a) shall not apply to: (1) any Restricted Payment permitted to be made pursuant to Section 4.07 and any Permitted Investments (other than a Permitted Investment described in clause (6) of the definition thereof); (2) the payment of reasonable and customary fees and other benefits and indemnities to officers, consultants, employees of the Company or a Restricted Subsidiary, and members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors; (3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans, and annual retainer fees for directors (or a duly authorized committee thereof)) and indemnities to directors, officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith; (4) transactions between or among the Company and/or its Restricted Subsidiaries; (5) any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is no less favorable in any material respect to the Holders;

-102- (6) any contribution of capital to the Company or a Restricted Subsidiary; (7) transactions permitted by, and complying with, the provisions of Section 5.01; (8) any transaction with a joint venture, partnership, limited liability company or other entity (other than an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity; (9) transactions with customers, distributors, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company; (10) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options, long term incentive plans and stock ownership plans approved by the Board of Directors of the Company; (11) any purchase of Capital Interests (other than Redeemable Capital Interests) of the Company or a Restricted Subsidiary or any contribution to the equity capital of the Company or a Restricted Subsidiary; (12) (i) payments by the Company and any of its Restricted Subsidiaries pursuant to any tax sharing agreements among any of a Parent Entity, the Company and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party and (ii) payments by any Parent Entity, the Company or any of its Restricted Subsidiaries pursuant to any tax sharing agreements among such Parent Entity, the Company and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party calculated on a separate return basis, and payments to the party generating tax benefits and credits of amounts equal to the value of such tax benefits and credits made available to the party making the payments; and (13) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from a nationally recognized investment bank or accounting or appraisal firm stating substantially to the effect that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable

-103- transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s length basis. Section 4.12 Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to create, Incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) (each, an “Initial Lien”) that secures obligations under any Debt or any related guarantee, on any of their property or assets, now owned or hereafter acquired, unless: (1) in the case of Initial Liens securing Collateral, such Initial Lien is a Permitted Lien, or (2) in the case of Initial Liens on any asset or property that is not Collateral, (i) the Notes (or a Note Guarantee in the case of Liens of a Guarantor) are equally and ratably secured, with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Obligations) the obligations secured by such Initial Lien until such time as such obligations are no longer secured by a Lien or (ii) such Initial Lien is a Permitted Lien. Any Lien created for the benefit of Holders of the Notes pursuant to this Section 4.12 shall provide by its terms that such Lien be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien. With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the Incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt. Section 4.13 Corporate Existence. Subject to Article 5, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (1) its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary and (2) the material rights, licenses and franchises of the Company and its Restricted Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if the Company in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole; and provided, further, that the Company and its Restricted Subsidiaries that are

-104- organized in a jurisdiction in Canada (including a jurisdiction in any province, territory or political subdivision thereof) shall be permitted to change the jurisdiction of its existence to another jurisdiction in Canada or the United States (including a jurisdiction in any state, province, territory or political subdivision thereof). Section 4.14 Change of Control. (a) Upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding Notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to, but not including, the Purchase Date; provided that if the Company has exercised its right to redeem all of the Notes pursuant to Section 3.07 prior to the time the Company would be required to make an Offer to Purchase, the Company shall not be required to make such Offer to Purchase. (b) For purposes of this Section 4.14, an Offer to Purchase shall be deemed to have been made if (i) within 60 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase for all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase. (c) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations, including Canadian Securities Laws, in connection with any repurchase of the Notes pursuant to this Section 4.14. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under this Indenture by virtue of such compliance with the applicable securities laws and regulations. (d) The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and such third party purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to Section 3.07. (e) If Holders of not less than 90% of the aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in an Offer to Purchase and the Company, or any other Person making an Offer to Purchase in lieu of the Company pursuant to this Section 4.14, purchases all of the Notes validly tendered and not withdrawn by such Holders, then the Company or such Person will have the right, upon not less than 15 nor more than 60 days’ prior notice; provided that such notice is given not more than 30 days following such purchase pursuant to the Offer to Purchase pursuant to this Section 4.14, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the aggregate principal amount of such Notes, plus, to the extent not already included, accrued and unpaid interest, if any, on the Notes that remain outstanding to, but not including, the redemption date

-105- (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date). (f) An Offer to Purchase may be made in advance of a Change of Control, conditional upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase. (g) Other than as specifically provided in this Section 4.14, any purchase pursuant to this Section 4.14 shall be made pursuant to the provisions of Sections 3.02, 3.05 and 3.06. Section 4.15 Additional Note Guarantees. (a) After the Issue Date, the Company will cause each of its Restricted Subsidiaries (other than any Restricted Subsidiary that is a “controlled foreign corporation” as defined under Section 957 of the Code) that (1) is a borrower under any Credit Facility or (2) Guarantees any Debt of the Company or any of its Restricted Subsidiaries Incurred under any Credit Facility to Guarantee the Notes pursuant to a supplemental indenture substantially in the form of Exhibit D attached to this Indenture (or such other documents or instruments in form reasonably satisfactory to the Trustee) (subject to the limitations in Article 10 hereto) and execute joinders to Collateral Documents or new Collateral Documents and take all actions required thereunder to perfect the liens created thereunder; provided that, for the duration of any period during which no such Credit Facilities exist, the Company will cause a sufficient number of its Restricted Subsidiaries to Guarantee the Notes such that (i) each Non-Guarantor Subsidiary comprises no more than 5% of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA and (ii) all Non-Guarantor Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA. (b) Each Note Guarantee will state that it will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. (c) Each Note Guarantee shall be released in accordance with the provisions of Section 10.07. (d) The Company will cause each Irish Domiciled Grantor to, and each Irish Domiciled Grantor shall, comply in all respects with Sections 82 and 239 of the Companies Act 2014 including in relation to the execution of this Indenture (and/or any supplemental indenture), the Note Guarantee and/or other documents to which it is a party and the payment of amounts due hereunder or thereunder.

-106- Section 4.16 Sale and Leaseback Transactions. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction involving an aggregate amount in excess of $20 million unless: (1) the consideration received in such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the property sold; (2) prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with Section 4.09; and (3) at or after the time of giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with Section 4.10. Section 4.17 Business Activities. (a) The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business. Section 4.18 Creation of Unrestricted Subsidiaries. (a) After the Issue Date, the Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided in this Section 4.18, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary. (b) The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation, consolidation, arrangement or Investment therein) to be an Unrestricted Subsidiary after the Issue Date only if: (1) neither the Company nor any of its Restricted Subsidiaries: (A) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt); (B) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary; or (C) has any obligation to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve any specified levels of operating results, including by way of subscription for additional Capital Interests of such Subsidiary; and such Subsidiary does not own

-107- any Capital Interests of, or own or hold any Lien on any property of, any Restricted Subsidiary of the Company; and (2) either: (A) the Subsidiary to be so designated has total assets of $2 million or less; or (B) the Company could make a Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or net book value of such Subsidiary pursuant to Section 4.07 (and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder). (c) Any such designation by the Company shall be evidenced to the Trustee by filing with the Trustee an Officer’s Certificate certifying that such designation complies with the foregoing conditions. (d) The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that, immediately after giving effect to such designation, (i) the Company could Incur at least $1.00 of additional Debt pursuant to Section 4.09(a) on a Pro Forma Basis taking into account such designation, and (ii) the Company could Incur the Liens on the property and assets of such Unrestricted Subsidiary pursuant to Section 4.12. (e) Nothing in this Indenture shall prevent the Company or a Restricted Subsidiary from pledging the Capital Interests of any Unrestricted Subsidiary so long as such transaction otherwise complies with the provisions of this Indenture. Section 4.19 Covenant Suspension on Investment Grade Rating. (a) During any period of time (a “Suspension Period”) that: (1) the Notes have Investment Grade Ratings from both of the Rating Agencies; and (2) no Default or Event of Default has occurred and is continuing, (the occurrence of the events described in the foregoing clauses (1) and (2) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the provisions of Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.16 and 5.01(a)(3) (collectively, the “Suspended Covenants”). (b) In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any Suspension Period and, subsequently, (i) either one or both Rating Agencies withdraws its rating or downgrades the rating assigned to the Notes below the required Investment Grade Rating or (ii) the Company or

-108- any of its affiliates enters into an agreement to effect a transaction that would result in a Change of Control and either one or both Rating Agencies indicate that, if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, and such event in clause (i) or (ii) occurs prior to the Satisfaction of the Notes (such date of withdrawal or downgrade in clause (i) or (ii), a “Reinstatement Date”), then the Company and its Restricted Subsidiaries will, after the Reinstatement Date, again be subject to the Suspended Covenants with respect to future events for the benefit of the Notes (unless and until a Suspension Event again exists) until the Satisfaction of the Notes. (c) On the Reinstatement Date, all Debt Incurred during the Suspension Period shall be classified as having been Incurred pursuant to Section 4.09(a) or, at the Company’s option, one of the clauses set forth in the definition of “Permitted Debt” hereunder (to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date), and subject to Section 4.09. To the extent such Debt would not be so permitted to be Incurred pursuant to Section 4.09(a) or (b), such Debt shall be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4) of the definition of “Permitted Debt” hereunder. (d) Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 4.07 shall be made as though Section 4.07 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.07(a) to the extent provided therein. (e) Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reinstatement Date or after a Suspension Period based solely on events that occurred during the Suspension Period). (f) During a Suspension Period, but prior to the repayment, repurchase, retirement or redemption of all of the outstanding principal amount of the Notes or defeasance or satisfaction and discharge of this Indenture (collectively, the “Satisfaction of the Notes”), the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture unless the Company could have designated such Subsidiaries as Unrestricted Subsidiaries in compliance with this Indenture assuming the Suspended Covenants had not been suspended. (g) The Company will provide prompt written notice to the Trustee of any Covenant Suspension Event and any Reinstatement Date. The Trustee is not required under this Indenture to monitor the ratings of the Notes or to give notice to the Holders of the occurrence of any Covenant Suspension Event or any Reinstatement Date.

-109- Section 4.20 Amendments of Collateral Documents. (a) The Company shall not amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, the Collateral Documents in any way that would be adverse to the Holders of the Notes in any material respect, except in accordance with Articles 9 and 12. Section 4.21 After-Acquired Property. (a) From and after the Issue Date, upon the acquisition by the Company or any Guarantor of any After-Acquired Property, the Company or such Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements, certificates and opinions of counsel as shall be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such After-Acquired Property and to have such After-Acquired Property (but subject to certain limitations, if applicable, including as described under Article 12) added to the Collateral, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect; provided, however, so long as the Credit Facilities are then outstanding, the Company and the Guarantors will not be required to take actions to perfect the liens of the Collateral Agent in certain of the After-Acquired Property if such actions are not requested by the Senior Secured Credit Facilities Collateral Agent with respect to such After-Acquired Property; provided further, however, that if granting such first priority security interest in such After-Acquired Property requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the first priority interest for the benefit of the Collateral Agent on behalf of the Trustee and the Holders of the Notes; provided further, however, that if such third party does not consent to the granting of such first priority security interest after the use of such commercially reasonable efforts, the Company or such Guarantor, as the case may be, will not be required to provide such security interest. Section 4.22 Post-Closing Covenant. (a) Within 15 days after the Issue Date, the Company will cause the Specified Guarantors to Guarantee the Notes pursuant to a supplemental indenture substantially in the form of Exhibit D attached to this Indenture (or such other documents or instruments in form reasonably satisfactory to the Trustee) (subject to the limitations in Article 10 hereto). (b) Within 30 days after the Issue Date, the Company will cause the Specified Guarantors to execute joinders to Collateral Documents or new Collateral Documents, including all applicable Security Agreements. (c) Within 30 days after the Issue Date, the Company will take all actions required to perfect the liens created under the Collateral Documents with respect to the Company in accordance with the provisions of the applicable Collateral Documents. (d) Within 120 days after the Issue Date, the Company will cause the Guarantors to take all actions required thereunder or under applicable law to perfect the liens

-110- created under the Collateral Documents with respect to the Guarantors in accordance with the provisions of the applicable Collateral Documents. (e) Within 45 days of after the Issue Date, the Company and each Restricted Subsidiary, as applicable, will cause the Collateral Agent to be added as an additional insured or loss payee, as applicable, pursuant to Section 12.12. ARTICLE 5 SUCCESSORS Section 5.01 Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets. (a) The Company will not, in any transaction or series of transactions, consolidate or amalgamate with or merge into any other Person, including by way of plan of arrangement (other than a merger or amalgamation of a Restricted Subsidiary into the Company in which the Company or the Person continuing from such amalgamation is the continuing Person), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless: (1) either: (a) the Company or the Person continuing from such amalgamation shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or amalgamated, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of Canada or the United States or, in each case, any political subdivision thereof or any state, province or territory thereof or the District of Columbia, and (2) shall expressly assume, by a supplemental indenture and such other necessary agreements, executed and delivered to the Trustee and the Collateral Agent, if applicable, in form reasonably satisfactory to the Trustee and/or the Collateral Agent, if applicable, the due and punctual payment of all amounts due in respect of the principal, premium, if any, and interest, if any, on the Notes and the performance of the covenants and obligations of the Company under this Indenture and the Collateral Documents; provided that, if at any time the Company or its Successor Entity is not a corporation, there shall be a co-issuer of the Notes that is a corporation; (2) immediately after giving effect to such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom; (3) immediately after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in

-111- connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period: (A) the Company (or the Surviving Entity, if the Company is not continuing) would be able to Incur at least $1.00 of additional Debt pursuant to Section 4.09(a); or (b) the Consolidated Fixed Charge Coverage Ratio of the Company (or the Surviving Entity, if the Company is not continuing) and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction or series of transactions; (4) to the extent required in the Collateral Documents, the successor Person promptly causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be reasonably required by applicable law to preserve and protect the Lien of the Collateral Documents on the Collateral owned by or transferred to the successor Person; and (5) the Company delivers, or causes to be delivered, to the Trustee and the Collateral Agent, in form satisfactory to the Trustee and the Collateral Agent, an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, sale, conveyance, assignment, transfer, lease or other disposition, and such supplemental indenture, if any, complies with the requirements of this Indenture. (b) Notwithstanding Section 5.01(a), failure to satisfy clauses (2) and (3) of Section 5.01(a) will not prohibit: (1) any merger or amalgamation between the Company and a Restricted Subsidiary that is a Wholly Owned Subsidiary; or (2) any merger or amalgamation between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a Person organized under the laws of Canada or the United States or, in each case, any political subdivision or state, province or territory thereof (other than its then current state, province, territory or political subdivision of organization), or for the purpose of changing its form of organization; provided, in each case, the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby or the Company is otherwise in compliance with the conditions and covenants of this Indenture. Section 5.02 Surviving Entity Substituted. Upon any consolidation, merger, amalgamation, or arrangement, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries in accordance with Section 5.01:

-112- (a) the Surviving Entity (if other than the Company) shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, amalgamation, arrangement, winding up, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the Company shall refer instead to the Surviving Entity and not to the Company), and may exercise every right and power of, the Company under this Indenture, the Notes and the Note Guarantees with the same effect as if such Surviving Entity had been named as the Company herein; provided that, in the case of a lease of all or substantially all the Company’s assets, the predecessor Person shall be relieved of all such obligations; and (b) Subsidiaries of any Surviving Entity (if other than the Company) will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to this Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries which are deemed to be Restricted Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions. ARTICLE 6 DEFAULTS AND REMEDIES Section 6.01 Events of Default. (a) Each of the following is an “Event of Default”: (1) default in the payment of principal of (or premium, if any, on) any Note when due and payable (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise); (2) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days; (3) except as permitted by this Indenture, any Note Guarantee of any Significant Subsidiary required to be a Guarantor pursuant to this Indenture (or any group of Restricted Subsidiaries required to be Guarantors pursuant to this Indenture that, taken together, would constitute a Significant Subsidiary), shall for any reason cease to be, or it shall be asserted by any such Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms; (4) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in this Indenture or any of the Collateral Documents (other than a covenant or agreement a default in whose performance or whose breach is specifically addressed in clause (1), (2) or (3) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company

-113- by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes; (5) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $70 million (or its foreign currency equivalent), whether such Debt now exists or shall hereafter be created, which default or defaults (A) shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (B) shall constitute a failure to pay principal of at least $70 million (or its foreign currency equivalent) on such Debt when due and payable after the expiration of any applicable grace period with respect thereto; (6) the entry against the Company or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $70 million (or its foreign currency equivalent), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; (7) the Company or any Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, other than in connection with solvent reconstructions or reorganizations otherwise permitted under this Indenture, pursuant to or within the meaning of any Bankruptcy Law: (A) commences proceedings to be adjudicated bankrupt or insolvent; (B) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization (including by way of voluntary arrangement, scheme of arrangement or otherwise), dissolution, examinership, winding up or relief under applicable Bankruptcy Law; (C) consents to the appointment of a custodian, examiner, receiver, interim receiver, receiver and manager, liquidator, administrative receiver, administrator, compulsory manager, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency; (E) generally is not paying its debts as they become due or admits in writing its inability to pay its debts when due; (F) commences any proceedings in relation to any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish

-114- Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act; or (G) takes any corporate action in furtherance of any such actions in this paragraph (7); (8) an involuntary case or proceeding shall be commenced or an involuntary petition, application or other originating process shall be filed with a court of competent jurisdiction under any Bankruptcy Law that seeks: (A) to adjudicate the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, a bankrupt or insolvent; (B) the appointment of a custodian, examiner, receiver, interim receiver, receiver and manager, liquidator, assignee, administrative receiver, administrator, compulsory manager, trustee, sequestrator or other similar official of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; (C) the liquidation, administration, dissolution, examinership, readjustment of debt, reorganization or winding up of the Company, or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or (D) any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act, in respect of any Swedish Guarantor; and such case, proceeding, petition, application or other process shall continue undismissed and unstayed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or (9) any Collateral Document shall for any reason be asserted in writing by the Company or any Guarantor not to be a legal, valid and binding obligation of such party thereto or any security interest purported to be created by any Collateral Document relating to a material portion of the Collateral shall cease to be, or shall be asserted in writing by the Company or a Guarantor not to be, a valid and perfected security interest (having the priority required by this Indenture or the relevant Collateral Document and subject to such limitations and restrictions as are set forth in this Indenture or the Collateral Documents).

-115- (b) In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (5) of Section 6.01(a) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if: (1) the default triggering such Event of Default pursuant to clause (5) of Section 6.01(a) shall be remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Debt within 20 Business Days after the declaration of acceleration with respect thereto; and (2) (A) the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of principal, premium, if any, or interest due on the Notes and (B) all existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. Section 6.02 Acceleration. (a) If an Event of Default (other an Event of Default specified in clause (7) or (8) of Section 6.01(a) with respect to the Company) occurs and is continuing, the Trustee by written notice to the Company, specifying the Event of Default, or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes by written notice to the Company and the Trustee, may, and the Trustee at the written request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, shall be due and payable immediately. (b) If an Event of Default specified in clause (7) or (8) of Section 6.01(a) occurs with respect to the Company and is continuing, the principal of, premium, if any, and accrued and paid interest, if any, on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Section 6.03 Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

-116- Section 6.04 Waiver of Past Defaults. The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past Default or Event of Default and its consequences hereunder, except a Default or Event of Default: (1) in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or (2) in respect of a covenant or provision hereof which under this Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected, each of which, for the avoidance of doubt, shall require the consent of all the Holders of the Notes outstanding. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon. Section 6.05 Control by Majority. The Holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or the Collateral Agent or of exercising any trust or power conferred on the Trustee or the Collateral Agent. However, the Trustee or the Collateral Agent may refuse to follow any direction that conflicts with applicable law or this Indenture, the Notes or any Note Guarantee, or that the Trustee or the Collateral Agent determines in good faith is unduly prejudicial to the rights of any other Holder or that would involve the Trustee or the Collateral Agent in personal liability or expense for which the Trustee and the Collateral Agent has not been offered an indemnity reasonably satisfactory to it. Section 6.06 Limitation on Suits. Subject to Section 6.07, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes unless: (1) such Holder has previously given the Trustee written notice that an Event of Default is continuing; (2) the Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested in writing that the Trustee pursue the remedy;

-117- (3) such Holders have offered and if requested, agreed to provide, the Trustee with security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense; (4) the Trustee has not complied with such written request made hereunder within 60 days after the receipt thereof and the offer of, and, if requested, the agreement to provide security or indemnity; and (5) the Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction that, in the reasonable opinion of the Trustee, is inconsistent with such request within such 60-day period. A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder, it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any actions or forbearances by a Holder are unduly prejudicial to other Holders. Section 6.07 Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal, premium, if any, and interest, if any, on its Note, on or after the respective due dates expressed or provided for in such Note (including in connection with an Offer to Purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder. Section 6.08 Collection Suit by Trustee. If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and any other obligor on the Notes, including the Guarantors, for the whole amount of principal of, premium, if any, and interest, if any, remaining unpaid on the Notes, together with interest, if any, on overdue principal and, to the extent lawful, interest, if any, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel. Section 6.09 Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

-118- Section 6.10 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. Section 6.11 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be. Section 6.12 Trustee May File Proofs of Claim. The Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims. Any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 out of the bankruptcy estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

-119- Section 6.13 Priorities. Subject to the provisions of the Intercreditor Agreement and the Collateral Documents, if the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money in the following order: (1) to the Trustee and its agents and attorneys for amounts due under Section 7.07, including payment of all reasonable compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection; (2) to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, if any, respectively; and (3) to the Company or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable. The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13. Promptly after any record date is set pursuant to this Section 6.13, the Trustee shall cause notice of such record date and payment date to be given to the Company and to each Holder in the manner set forth in Section 13.01. Section 6.14 Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes. ARTICLE 7 TRUSTEE Section 7.01 Duties of Trustee. (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

-120- (b) Except during the continuance of an Event of Default: (1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, the Collateral Documents or the Intercreditor Agreement, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and (2) in the absence of bad faith or willful misconduct on its part, the Trustee may, conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein). (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or bad faith or its own willful misconduct, except that: (1) this paragraph does not limit the effect of paragraph (b) of this Section 7.01; (2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and (3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof. (d) Subject to this Article 7, if an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any of the Holders unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. (e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. (f) Money held in trust or as agent by the Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust or as agent under Article 8. (g) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to

-121- believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (h) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01. Section 7.02 Rights of Trustee. (a) In the absence of bad faith or willful misconduct on its part, the Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but, in the case of any document which is specifically required to be furnished to the Trustee pursuant to any provision hereof, the Trustee shall examine the document to determine whether it conforms to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein). (b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both conforming to Section 13.03. The Trustee shall not be liable for any action it takes or omits to take in good faith in conclusive reliance on the Officer’s Certificate or Opinion of Counsel. (c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care. (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers. (e) The Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes, including any Opinion of Counsel, shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel, including any Opinion of Counsel. (f) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder. (g) The Trustee shall not be bound to ascertain or inquire as to the performance or observance of any covenants, conditions, or agreements on the part of the Company, except as otherwise set forth herein, but the Trustee may require of the Company full information and advice as to the performance of the covenants, conditions and agreements contained herein. (h) The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as a duty.

-122- (i) Except for an Event of Default under Sections 6.01(a)(1) or (2) hereof, the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or shall have received from the Company or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding written notice thereof at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture. In the absence of any such notice or actual knowledge, and except for a default under Sections 6.01(a)(1) or (2) hereof, the Trustee may conclusively assume that no Default or Event of Default exists. (j) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, including the Collateral Agent. (k) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances and that the Company may elect to replace the Trustee pursuant to Section 7.08(a)(4) under such circumstances. (l) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. (m) Any request or direction of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate and any resolution of the Board of Directors may be sufficiently evidenced by a board resolution. (n) The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which certificate may be updated and delivered to the Trustee at any time by the Company in its discretion. Section 7.03 Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent or Registrar may do the same with like rights. However, in the event that a Responsible Officer of the Trustee becomes aware of any conflicting interest at the time a Default or Event of Default has occurred, the Trustee must eliminate such conflict within 90 days or resign, unless such Default or Event of Default has been cured or waived prior to such 90th day. The Trustee must also comply with Section 7.10.

-123- Section 7.04 Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes, and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication. To the extent permitted by applicable law, no recourse may be taken, directly or indirectly, with respect to the obligations of the Company or the Guarantors under the Note, the Note Guarantees or this Indenture or any related documents, any certificate or other writing delivered in connection therewith, against (i) the Trustee in its individual capacity, (ii) any partner, owner, beneficiary, agent, officer, director, employee, agent, successor or assign of the Trustee, each in its individual capacity, or (iii) any holder of equity in the Trustee. Section 7.05 Notice of Defaults. If a Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee shall send to each Holder a notice of the Default within 30 days after it occurs. Except in the case of an Event of Default specified in clauses (1) or (2) of Section 6.01(a), the Trustee may withhold from the Holders notice of any continuing Default if the Trustee determines in good faith that withholding the notice is in the interests of the Holders. Notice to Holders under this Section 7.05 shall be given in the manner and to the extent provided in Trust Indenture Act Section 313(c) (whether or not applicable by law). Section 7.06 Reports by Trustee to Holders of the Notes. (a) The Trustee shall transmit to Holders reports concerning the Trustee and its actions under this Indenture. The interval between transmission of reports to be transmitted at intervals shall be 12 months. Such report shall be due on March 1 of each year following the first issuance of Notes. (b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which the Notes are listed, with the Commission and with the Company. The Company shall promptly notify the Trustee in writing when the Notes are listed on any stock exchange and of any delisting therefrom. Section 7.07 Compensation and Indemnity. (a) The Company and the Guarantors, jointly and severally, shall pay to the Trustee and the Collateral Agent from time to time such compensation for its services as shall be agreed to in writing from time to time by the Company, the Guarantors and the Trustee or the Collateral Agent, as applicable. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee and the Collateral Agent upon request for all documented and reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the documented and reasonable compensation and

-124- expenses, disbursements and advances of the Trustee’s or the Collateral Agent’s agents, counsel, accountants and experts. The Company and the Guarantors, jointly and severally, shall (in relation to any Guarantor, subject to the limitations in Article 10 hereto) indemnify the Trustee, its agents, representatives, officers, directors, employees and attorneys against any and all loss, liability, damage, claim (whether asserted by the Company, a Guarantor, a Holder or any other person) or expense (including documented and reasonable compensation and expenses and disbursements of the Trustee’s counsel) incurred by it in connection with the administration of this trust or agency and the performance of its duties or in connection with the exercise or performance of any of its rights or powers hereunder. Each of the Trustee and the Collateral Agent shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee or the Collateral Agent to so notify the Company shall not relieve the Company of its obligations hereunder, except to the extent that such delay increases the liability of the Company or a Guarantor. The Company shall defend the claim and the Trustee or the Collateral Agent, as applicable, shall provide reasonable cooperation in such defense. The Trustee or the Collateral Agent, as applicable, may have separate counsel of its selection and the Company shall pay the documented and reasonable fees and expenses of such counsel reasonably acceptable to the Company; provided, however, that the Company shall not be required to pay such fees and expenses if the Company assumes such defense unless there is a conflict of interest between the Company and the Trustee in connection with such defense as determined by Trustee or the Collateral Agent, as applicable, in consultation with counsel. Notwithstanding the foregoing, the Company need not reimburse any expense or indemnify against any loss, liability, damage, claim or expense incurred by the Trustee or the Collateral Agent through the Trustee’s or the Collateral Agent’s own bad faith, willful misconduct or negligence. (b) To secure the Company’s payment obligations of the Company and the Guarantors in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, other than money or property held in trust or as agent to pay principal of and interest, if any, on particular Notes. (c) The Company’s payment obligations pursuant to this Section 7.07 shall survive the resignation or removal of the Trustee and the discharge of this Indenture. When the Trustee incurs expenses after the occurrence of an Event of Default specified in Section 6.01(a)(7) or (8) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law. Section 7.08 Replacement of Trustee. (a) The Trustee may resign at any time by giving 30 days’ prior notice of such resignation to the Company and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company shall remove the Trustee if: (1) the Trustee fails to comply with Section 7.10;

-125- (2) Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law; (3) a receiver or public officer takes charge of the Trustee or its property; or (4) Trustee otherwise becomes incapable of acting. (b) If the Trustee resigns or has been removed by the Holders, Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee. Otherwise, if the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the successor Trustee to replace it with another successor Trustee appointed by the Company. (c) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall send a notice of its succession to Holders, and include in the notice its name and address of its Corporate Trust Office. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07. (d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the Notes may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee. (e) If the Trustee fails to comply with Section 7.10, any Holder of Notes may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the Notes. (f) Notwithstanding the replacement of the Trustee pursuant to this Section, the Company’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee. Section 7.09 Successor Trustee by Merger. (a) If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall, if such resulting, surviving or transferee corporation or banking association is otherwise eligible under this Indenture, be the successor Trustee. (b) In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the

-126- certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which the Notes provide or this Indenture provides that the certificate of the Trustee shall have. Section 7.10 Eligibility; Disqualification. The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100.0 million as set forth in its most recent published annual report of condition. Neither the Company, a Guarantor nor any person directly or indirectly controlling, controlled by, or under common control with the Company or a Guarantor may serve as Trustee. Section 7.11 Preferential Collection of Claims Against the Company. The Trustee shall comply with Trust Indenture Act Section 311(a) (whether or not applicable by law), excluding any creditor relationship listed in Trust Indenture Act Section 311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act Section 311(a) (whether or not applicable by law) to the extent indicated therein. Section 7.12 Collateral Documents; Intercreditor Agreement. By their acceptance of the Notes, the Holders hereby authorize and direct the Trustee and Collateral Agent, as the case may be, to execute and deliver the Intercreditor Agreement and any other Collateral Documents in which the Trustee or the Collateral Agent, as applicable, is named as a party, including any Collateral Documents or Intercreditor Agreements executed after the Issue Date. It is hereby expressly acknowledged and agreed that, in doing so, the Trustee and the Collateral Agent are (a) expressly authorized to make the representations attributed to Holders in any such agreements and (b) not responsible for the terms or contents of such agreements, or for the validity or enforceability thereof, or the sufficiency thereof for any purpose. Whether or not so expressly stated therein, in entering into, or taking (or forbearing from) any action under, the Intercreditor Agreement or any other Collateral Documents, the Trustee and the Collateral Agent each shall have all of the rights, immunities, indemnities and other protections granted to it under this Indenture (in addition to those that may be granted to it under the terms of such other agreement or agreements).

-127- ARTICLE 8 LEGAL DEFEASANCE AND COVENANT DEFEASANCE Section 8.01 Legal Defeasance. (a) Subject to the satisfaction of the conditions set forth in Section 8.03, the Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). (b) For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.04 and the other Sections of this Indenture referred to in (1), (2), (4) and (5) below, and to have satisfied all of its other obligations under such Notes, this Indenture and the other Notes Documents, including that of the Guarantors (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due; (2) the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust or as agent; (3) the rights, powers, trusts, duties and immunities of the Trustee; (4) the Company’s right of optional redemption pursuant to Section 3.07; and (5) this Section 8.01. (c) Following the Company’s exercise of its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default. (d) Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.01 notwithstanding the prior exercise of its option under Section 8.02. Section 8.02 Covenant Defeasance. (a) Subject to the satisfaction of the conditions set forth in Section 8.03, the Company may elect, at its option, to be released from its obligations under the covenants contained in Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17, 4.19, 4.20 and 4.21 and clause (5) of Section 5.01(a), including, without limitation, its obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control and any omission

-128- to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Note Guarantees, on and after the date the conditions set forth in Section 8.03 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). (b) For this purpose, Covenant Defeasance means that, with respect to this Indenture and the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise of the option under this Section 8.02, subject to the satisfaction of the conditions set forth in Section 8.03, Sections 6.01(a)(3), 6.01(a)(4) (only with respect to the failure of the Company to comply with clause (3) of Section 5.01(a) and with respect to covenants that are released as a result of such Covenant Defeasance), 6.01(a)(5), 6.01(a)(6), 6.01(a)(7) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary), 6.01(a)(8) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary) and 6.01(a)(9), in each case, shall not constitute Events of Default. Section 8.03 Conditions to Legal or Covenant Defeasance. (a) In order to exercise either Legal Defeasance or Covenant Defeasance with respect to outstanding Notes, as provided for in this Article 8: (1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust and as agent for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. Government Obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of this Indenture and such Notes;

-129- (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur; (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur; (4) the Company shall have delivered to the Trustee a ruling received from the Canada Revenue Agency or an Opinion of Counsel reasonably acceptable to the Trustee and qualified to practice law in Canada, in each case to the effect that Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for applicable Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will only be subject to applicable Canadian federal, provincial and territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred; (5) no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing); (6) in the event that this Indenture is qualified under the Trust Indenture Act, such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act); (7) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

-130- (8) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Legal Defeasance or Covenant Defeasance have been complied with. Section 8.04 Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions. (a) Subject to Section 8.05, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.03 in respect of the outstanding Notes shall be held in trust and as agent and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal, premium, if any, and interest, if any, on the Notes, but such money need not be segregated from other funds except to the extent required by law. (b) Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or U.S. Government Obligations held by it as provided in Section 8.03 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.03(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance. Section 8.05 Repayment to the Company. Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust and as agent for the payment of the principal, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest, if any, has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease. Section 8.06 Reinstatement. If the Trustee or Paying Agent is unable to apply any U.S. dollars or U.S. Government Obligations in accordance with Section 8.01 or Section 8.02, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01 or Section 8.02 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.01 or Section 8.02, as the case may be; provided that, if the Company makes any payment of principal, premium, if any, or interest, if any, on any Note following the reinstatement of its obligations,

-131- the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the Trustee or Paying Agent. ARTICLE 9 AMENDMENT, SUPPLEMENT AND WAIVER Section 9.01 Without Consent of Holders. (a) Notwithstanding Section 9.02, without the consent of any Holder, the Company, the Guarantors and the Trustee and/or the Collateral Agent, at any time and from time to time, may enter into one or more indentures supplemental to this Indenture, the Collateral Documents and the Intercreditor Agreement for any of the following purposes: (1) to evidence the succession of another Person to the Company and the assumption by any such Successor Entity of the covenants of the Company in this Indenture, the Note Guarantees, the Notes and any Collateral Document in accordance with the terms of this Indenture and the Collateral Documents; (2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company; (3) to add additional Events of Default; (4) to provide for certificated Notes in addition to or in place of the uncertificated Notes; (5) to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee; (6) to provide for or confirm the issuance of Additional Notes in accordance with the terms of this Indenture; (7) to add a Guarantor or to release a Guarantor in accordance with the terms of this Indenture; (8) to cure any ambiguity, defect, omission, mistake or inconsistency; (9) to make any other provisions with respect to matters or questions arising under this Indenture; provided that such actions pursuant to this clause (9) shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company and as conclusively evidenced by an Officer’s Certificate delivered to the Trustee; (10) to conform the text of this Indenture, the Notes, the Collateral Documents or the Intercreditor Agreement to any provision of the “Description of Notes” section of the Offering Circular to the extent that the Trustee has received an Officer’s Certificate

-132- stating that such text constitutes an unintended conflict with the description of the corresponding provision in the “Description of Notes” section of the Offering Circular; (11) to effect or maintain the qualification of this Indenture under the Trust Indenture Act; (12) to add additional assets as Collateral or make, complete or confirm any grant of security interest in any property or assets as additional Collateral securing the obligations under this Indenture, the Notes, the Notes Guarantees and the Collateral Documents, including when permitted or required by this Indenture or any of the Collateral Documents or any release, termination or discharge of Collateral when permitted or required by this Indenture or any of the Collateral Documents; (13) to provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities; (14) to enter into or amend the Intercreditor Agreement and/or Collateral Documents (or supplement the Intercreditor Agreement and/or Collateral Documents) under circumstances provided therein including if the Company or any Restricted Subsidiary Incurs Future First Lien Debt; or (15) to secure any Future First Lien Debt, Junior Priority Debt or First Priority Obligations to the extent permitted under this Indenture, the Collateral Documents and the Intercreditor Agreement. (b) Upon the request of the Company, and upon receipt by the Trustee of the documents described in Section 13.03, the Trustee shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise. (c) After an amendment, supplement or waiver under this Section 9.01 becomes effective, the Company shall send to the Holders of Notes affected thereby a written notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver. Section 9.02 With Consent of Holders. (a) With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), the Company, the Guarantors and the Trustee and/or the Collateral Agent may amend this Indenture, the Collateral Documents or the

-133- Intercreditor Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or the Notes or of modifying in any manner the rights of the Holders of the Notes under this Indenture, including the definitions therein; provided, however, that no such amendment shall, without the consent of the Holder of each outstanding Note affected thereby: (1) change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the Redemption Price therefor; (2) reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture; (3) modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification is made after the time that the Company is required to make an Offer to Purchase in connection with a Change of Control or Asset Sale; (4) modify or change any provision of this Indenture, the Collateral Documents or the Intercreditor Agreement affecting the ranking of the Notes or any Note Guarantee in a manner adverse to the Holders of the Notes; (5) make any change in the provisions of the Intercreditor Agreement or this Indenture dealing with the application of proceeds of the Collateral that would adversely affect the Holders of the Notes in any material respect; (6) modify any of the provisions of this Section 9.02(a) or provisions relating to waiver of Defaults or covenants, except to increase any percentage required for such actions or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or (7) release any Note Guarantees required to be maintained under this Indenture (other than in accordance with the terms of this Indenture). (b) In addition, without the consent of the Holders of at least 66-2/3% in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may modify any Collateral Document or the provisions of this Indenture dealing with the Collateral Documents or application of trust monies under the Collateral Documents, in a manner

-134- that would release all or substantially all of the Collateral other than in accordance with this Indenture, the Collateral Documents and the Intercreditor Agreement. (c) Section 2.08 and Section 2.09 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02. (d) Upon the request of the Company, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 and Section 13.03, the Trustee shall join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture. (e) It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver. It shall be sufficient if such consent approves the substance thereof. (f) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall send to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver. (g) A consent to any amendment, supplement or waiver of this Indenture, the Notes or any Note Guarantee by any Holder given in connection with a tender of such Holder’s Notes shall not be rendered invalid by such tender. Section 9.03 Record Dates for Consents. The Company may, but shall not be obligated to, fix a record date pursuant to Section 1.07 for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. Section 9.04 Notation on or Exchange of Notes. (a) The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver. (b) Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

-135- Section 9.05 Trustee and Collateral Agent to Sign Amendments, etc. The Trustee and Collateral Agent shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee and the Collateral Agent. In executing any amendment, supplement or waiver, the Trustee and the Collateral Agent shall receive and (subject to Section 7.01) shall be fully protected in conclusively relying upon, in addition to the documents required by Section 13.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Company and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof. ARTICLE 10 GUARANTEES Section 10.01 Guarantee. (a) Subject to this Article 10, each of the Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantees, on a first lien senior secured basis, to each Holder and to the Trustee and the Collateral Agent and their successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the other Notes Documents or the obligations of the Company hereunder or thereunder, that: (1) the principal, premium, if any, and interest, if any, on the Notes shall be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders, the Collateral Agent or the Trustee hereunder or under the Notes or the other Notes Documents shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment by the Company when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. The Company hereby fully and unconditionally guarantees the Guarantee of each Guarantor on an unsecured, unsubordinated basis. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection. (b) The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of

-136- insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture, or pursuant to Section 10.07. (c) Each of the Guarantors also agrees, jointly and severally, to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee, the Collateral Agent or any Holder in enforcing any rights under this Section 10.01. (d) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, examiner, trustee, liquidator or other similar official acting in relation to the Company or the Guarantors, any amount paid either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. (e) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees. (f) Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned. (g) In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

-137- (h) Each payment to be made by a Guarantor in respect of its Note Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature. Section 10.02 Limitation on Guarantor Liability. Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent conveyance or a fraudulent transfer for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, Canadian, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Collateral Agent, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment under its Note Guarantee shall be entitled upon payment in full of all Note Guarantees under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with IFRS. The obligations of each Guarantor are subject to the limitations set forth in Section 4.15. Section 10.03 Luxembourg Provisions. (a) Each of the Luxembourg Domiciled Grantors hereby expressly accepts and confirms, for the purposes of articles 1278 and 1281 of the Luxembourg civil code, that, notwithstanding any assignment, transfer and/or novation permitted under, and made in accordance with the provisions of, this Indenture, any security interest in the Collateral pursuant to the Collateral Documents, the Notes Guarantee given under this Indenture shall be preserved for the benefit of any new Trustee. (b) For the avoidance of doubt and for the purpose of Luxembourg law only, the Note Guarantee of a Luxembourg Domiciled Grantor constitutes an independent guarantee and does not constitute a suretyship (cautionnement) in the sense of article 2011 et seq. of the Luxembourg civil code. Section 10.04 Execution and Delivery. (a) To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Authorized Officer or person holding an equivalent title. (b) Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

-138- (c) If an Authorized Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates any Note, the Note Guarantees shall be valid nevertheless. (d) The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors. (e) If required by Section 4.15, the Company shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section 4.15 and this Article 10, to the extent applicable. Section 10.05 Subrogation. Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full. Section 10.06 Benefits Acknowledged. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits. Section 10.07 Release of Note Guarantees. (a) A Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company, the Trustee or the Collateral Agent shall be required for the release of such Guarantor’s Note Guarantee, upon: (1) (A) a sale or other transfer or disposition (including by way of merger, consolidation, arrangement or amalgamation) of all of the Capital Interests in any Guarantor to any Person that is not an Affiliate of the Company in compliance with the terms of this Indenture; (B) the sale or other transfer of all or substantially all the assets of a Guarantor (including by way of merger, consolidation, arrangement or amalgamation) to a Person that is not an Affiliate of the Company in compliance with the terms of this Indenture; (C) the merger, consolidation, arrangement or amalgamation of any Guarantor with and into the Company, another Guarantor or a Person that will

-139- become a Guarantor substantially upon the consummation of such merger, consolidation, arrangement or amalgamation; (D) the release of a Guarantor of all of its Guarantee obligations in respect of the Credit Facilities (other than pursuant to the Notes or this Indenture); (E) the proper designation of any Guarantor as an Unrestricted Subsidiary; (F) the occurrence of any other transaction permissible under this Indenture pursuant to which such Guarantor ceases to be a Subsidiary; (G) the election of the Company to have its obligations satisfied and discharged with respect to any outstanding Notes in accordance with the terms of this Indenture; or (H) the Company’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 or the discharge of the Company’s obligations under this Indenture in accordance with the terms of this Indenture; and (2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction and/or release have been complied with. (b) At the written request of the Company, the Company, such Guarantor, the Trustee and the Collateral Agent shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee. Section 10.08 Luxembourg Guaranty Limitation. Notwithstanding any provision to the contrary in this Indenture, the payment obligation of any Guarantor incorporated under the laws of Luxembourg (a “Luxembourg Guarantor”) under Article 10 of this Indenture for the Note Guarantee shall be limited at any time, with no double counting, to an aggregate amount not exceeding the higher of: (1) ninety-five per cent (95%) of the sum of the Luxembourg Guarantor's own funds (capitaux propres) (as referred to in Annex I to the grand-ducal regulation dated December 18, 2015 setting out the form and content of the presentation of the balance sheet and profit and loss account, enforcing the Luxembourg act dated December 19, 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) (the “Own Funds”) and the Luxembourg Guarantor's debt which is subordinated in right of payment (whether generally or specifically) to any claim of any beneficiary or any noteholder under this Indenture, as determined in good faith by the Company (the “Own Debt”), as at the date of this Indenture; and

-140- (2) ninety-five per cent (95%) of the sum of the Own Funds and the Own Debts, as on the date of payment of the Note Guarantee under this clause. The above limitation shall not apply to any proceeds from the Notes made available, in any form whatsoever, to the Luxembourg Guarantor or any of its (current or future) direct or indirect subsidiaries; provided always that, for the avoidance of doubt, the above limitation shall not apply to any Collateral Document or any recoveries derived from the enforcement of a Holder’s rights under any Luxembourg Pledge Agreement. Section 10.09 Jersey Guaranty Waivers. (a) Each Jersey Domiciled Grantor irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law rights of droit de discussion or otherwise, to require that recourse be had to the assets of any other Guarantor or other person before any claim is enforced against it in respect of its obligations under this Indenture. (b) Each Jersey Domiciled Grantor irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law right of droit de division or otherwise, to require that any liability under the Note Guarantee contained herein be divided or apportioned with any other person or reduced in any manner. Section 10.10 Swiss Guaranty Limitation. Notwithstanding anything to the contrary in this Indenture, the obligations of a Guarantor incorporated in Switzerland (a “Swiss Guarantor”) and the rights of the Trustee under this Indenture are subject to the following limitations: (a) If and to the extent the obligations assumed or the security interest granted by the Swiss Guarantor under this Indenture guarantees or secures obligations of its (direct or indirect) parent company (upstream security) or its sister companies (cross-stream security) (the “Upstream or Cross-Stream Secured Obligations”) and if and to the extent payments under this Indenture or using the proceeds from the enforcement of such security interest to discharge the Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) under Swiss corporate law, the payments under this Indenture shall be limited to the maximum amount of the Swiss Guarantor’s freely disposable shareholder equity at the time it becomes liable in accordance with Swiss law (the “Maximum Amount”); provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free the Swiss Guarantor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable law. This Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be

-141- confirmed by the auditors of the Swiss Guarantor on the basis of an interim audited balance sheet as of that time. (b) In respect of Upstream or Cross-Stream Secured Obligations, at the time it is required to make a payment under this Indenture, the Swiss Guarantor shall, if and to the extent required by applicable law (including tax treaties) in force at the relevant time: (1) procure that such payments or enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of Swiss Withholding Tax by discharging the liability to such tax by notification pursuant to applicable law rather than payment of the tax; (2) if the notification procedure pursuant to sub-paragraph (i) above does not apply, deduct the Swiss Withholding Tax at such rate (currently 35% at the date of this Indenture) as is in force from time to time from any such enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations; or deduct Swiss withholding tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to sub-paragraph (i) above does not apply, and pay, without delay, any such taxes deducted to the Swiss Federal Tax Administration; (3) promptly give written notification to the Trustee that such notification or, as the case may be, deduction has been made, and provide the Trustee with an Officer’s Certificate accompanied with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and (4) in the case of a deduction of Swiss Withholding Tax, use its best efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction, (i) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and (ii) pay to the Trustee upon receipt any amount so refunded. (c) To the extent the Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to this Indenture, and if the Maximum Amount is not fully utilised, the Swiss Guarantor will be required to pay an additional amount so that after making any required deduction of Swiss Withholding Tax the aggregate net amount paid to the Trustee is equal to the amount which would have been paid if no deduction of Swiss Withholding Tax had been required, provided that the aggregate amount paid (including the additional amount) shall in any event be limited to the Maximum Amount. If a refund is made to a beneficiary, such beneficiary shall transfer the refund so received to the Swiss Guarantor, subject to any right of set-off of such beneficiary pursuant to this Indenture.

-142- (d) The Swiss Guarantor and any holding company of the Swiss Guarantor which is a party to this Indenture shall procure that the Swiss Guarantor will promptly take and promptly cause to be taken all and any action as soon as reasonably practicable but in any event within 30 Business Days from the request of the Trustee, including, without limitation, the following: (1) the passing of any shareholders' resolutions to approve the payment or other performance under this Indenture or the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of this Indenture or the security interest in order to allow a prompt use of the enforcement proceeds; (2) preparation of up-to-date audited balance sheet of the Swiss Guarantor; (3) confirmation of the auditors of the Swiss Guarantor that the relevant amount represents the Maximum Amount; (4) conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law); (5) revaluation of hidden reserves (to the extent permitted by mandatory Swiss law); (6) to the extent permitted by applicable law, Swiss accounting standards and this Indenture, (i) write-up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for the Swiss Guarantor's business (nicht betriebsnotwendig), and (ii) reduce its share capital to the minimum allowed under then applicable law, provided that such steps are permitted this Indenture; and (7) all such other measures necessary or useful to allow the Swiss Guarantor to use enforcement proceeds as agreed hereunder with a minimum of limitations. Section 10.11 Irish Guaranty Limitation. The Note Guarantee does not apply to any liability of any Irish Domiciled Grantor incorporated in Ireland to the extent that it would be prohibited by Section 239 of the Companies Act 2014 or would result in the Note Guarantee constituting unlawful financial assistance within the meaning of Section 82 of the Companies Act 2014.

-143- Section 10.12 Swedish Guaranty Limitation. In relation to any Swedish Guarantor, its obligations and liabilities under this Indenture shall be limited if required by the mandatory provisions of the Swedish Companies Act in force from time to time regulating unlawful distribution of assets and transfer of value (Chapter 17, Sections 1-4), and it is understood that the obligations and liabilities of any Swedish Guarantor under this Indenture only apply to the extent permitted by the above mentioned provisions of the Swedish Companies Act. Section 10.13 Dutch Guaranty Limitation. The Note Guarantee does not apply to any liability of any Dutch Domiciled Grantor to the extent that it would result in the Note Guarantee constituting unlawful financial assistance within the meaning of Section 2:98(c) of the Dutch Civil Code. ARTICLE 11 SATISFACTION AND DISCHARGE Section 11.01 Satisfaction and Discharge. (a) The Company and the Guarantors may terminate their respective obligations under this Indenture and the Collateral Documents, and this Indenture and the Collateral Documents will cease to be of further effect as to all Notes, (a “Discharge”) when: (1) either: (A) all Notes that have been authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee immediately available funds or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest, if any, to the Stated Maturity or redemption date; (2) the Company has paid or caused to be paid all other sums then due and payable under this Indenture by the Company; (3) the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (4) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

-144- (5) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent under this Indenture relating to the Discharge have been complied with. (b) Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to this Section 11.01, the provisions of Section 11.02 and Section 8.05 shall survive. Section 11.02 Application of Trust Money. (a) Subject to the provisions of Section 8.05, all money deposited with the Trustee pursuant to Section 11.01 shall be held in trust and as agent and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest, if any, for whose payment such money has been deposited with the Trustee, but such money need not be segregated from other funds except to the extent required by law. (b) If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01; provided that if the Company has made any payment of principal, premium, if any, or interest, if any, on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent, as the case may be. ARTICLE 12 COLLATERAL Section 12.01 Collateral Documents. The due and punctual payment of the principal of, premium, if any, and interest (including Additional Amounts, if any) on the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest on the Notes and performance of all other Obligations of the Company and the Guarantors to the Holders or the Trustee under this Indenture, the Notes and the other Notes Documents, according to the terms thereunder, shall be secured as provided in the Collateral Documents, which define the terms of the Liens that secure the First Priority Note Obligations, subject to the terms of the Intercreditor Agreement. The Trustee and the Company hereby acknowledge and agree that the Collateral Agent holds the Collateral in trust and, for the purposes of Swedish and Swiss law, as agent for the benefit of the Holders and the Trustee and pursuant to the terms of the Collateral Documents and the Intercreditor Agreement. Each Holder, by accepting a Note, consents and agrees to the terms of the Collateral Documents (including the provisions providing for the possession, use, release and foreclosure of Collateral

-145- and the creation of the Parallel Obligation in this Article 12) and the Intercreditor Agreement as the same may be in effect or may be amended from time to time in accordance with their terms and this Indenture and the Intercreditor Agreement, and authorizes and directs the Collateral Agent to enter into the Collateral Documents and the Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith. The Company shall deliver to the Collateral Agent copies of all documents required to be filed pursuant to the Collateral Documents, and will do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 12.01, to assure and confirm to the Collateral Agent the security interest in the Collateral contemplated hereby, by the Collateral Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purposes herein expressed. The Company shall, and shall cause the Guarantors to, take any and all actions and make all filings (including the filing of UCC or PPSA financing statements, continuation statements and amendments thereto (or analogous procedures under the applicable laws in the relevant jurisdiction of the applicable Grantor)) required to cause the Collateral Documents to create and maintain, as security for the Obligations of the Company and the Guarantors to the First Priority Notes Secured Parties under the Notes Documents, a valid and enforceable perfected (to the extent applicable in the relevant jurisdiction) Lien and security interest in and on all of the Collateral (subject to the terms of the Intercreditor Agreement and the Collateral Documents), in favor of the Collateral Agent for the benefit of the Holders and the Trustee subject to no Liens other than Permitted Liens. Section 12.02 Creation of Parallel Debt. (a) For the purposes of (a) creating Liens on Collateral in, or subject to the laws of, The Netherlands and Switzerland (and such other jurisdictions as the Trustee (on the instructions of the Holders) and the Company (each acting reasonably) agree) (together, the “Agreed Jurisdictions”) and (b) ensuring the initial and continued validity of such Liens, the Collateral Agent, the Company and the Guarantors, other than any Swedish Guarantor (each, a “Non-Swedish Obligor”), agree that notwithstanding anything to the contrary contained in this Indenture, the Notes, the Collateral Documents or the Intercreditor Agreement: (1) each Non-Swedish Obligor shall pay to the Collateral Agent, as creditor in its own right and not as representative of the Trustee or the Holders, sums equal to, and in the currency of, its Principal Obligations (as defined in Section 12.02(b)) as and when the same fall due for payment under this Indenture, the Notes, the Collateral Documents or the Intercreditor Agreement (the “Parallel Obligations”); provided that the total amount of the Parallel Obligations shall never exceed the total amount of the Principal Obligations; (2) the rights of the Trustee and the Holders, as applicable, to receive payment of the Principal Obligations are several and are separate from, and without prejudice to, the rights of the Collateral Agent to receive payment in respect of the Parallel Obligations;

-146- (3) the Collateral Agent shall have its own independent right, in its own name and stead, to demand payment of the Parallel Obligations by each Non- Swedish Obligor upon the occurrence and during the continuance of an unremedied and unwaived Event of Default; (4) the payment by any Non-Swedish Obligor of its Parallel Obligations to the Collateral Agent in accordance with this Section 12.02 (whether through direct payment by such Non-Swedish Obligor or any Lien held by the Collateral Agent securing the Parallel Obligations) shall be a good discharge in the corresponding amount of the corresponding Principal Obligations and, similarly, the payment by the Company or any Guarantor of the Principal Obligations shall be a good discharge in the corresponding amount of the corresponding Parallel Obligations owed to the Collateral Agent under this Section 12.02, in each case provided that the receiving party is able to retain the relevant payment so made; (5) the increase of the Principal Obligations of the Company or any Guarantor shall result in the increase of a corresponding amount of the corresponding Parallel Obligations to the Collateral Agent under this Section 12.02; (6) a Non-Swedish Obligor’s Parallel Obligation is independent from, and without prejudice to, its Principal Obligations, and shall be deemed to constitute a single obligation of that Non-Swedish Obligor to the Collateral Agent (even though that Non-Swedish Obligor may owe more than one Principal Obligation to the Trustee or any Holder under this Indenture) and an independent and separate claim of the Collateral Agent to receive payment of that Parallel Obligation (in its capacity as the independent and separate creditor under that Parallel Obligation and not as co-creditor in respect of the Principal Obligations); and (7) nothing in this Section 12.02 shall in any way limit the Collateral Agent’s right to act in the protection or preservation of, the rights under, or to enforce any, Collateral Document as contemplated by this Indenture or the relevant Collateral Document. Despite the foregoing, any payment on the Parallel Obligations by a Non-Swedish Obligor shall be made to or to the order of the Trustee, unless the Trustee directs such Non-Swedish Obligor in writing to make such payment to the Collateral Agent. Without limiting or affecting the Collateral Agent’s rights against the Company and the Guarantors (whether under this Section 12.02 or under any other provision of this Indenture, the Notes, the Collateral Documents or the Intercreditor Agreement and subject to the following paragraph), the Collateral Agent agrees with the Trustee and each Holder (on a several basis) that it will not exercise its rights in respect of the Parallel Obligations except with the consent of the Trustee or such Holder, as applicable. Nothing in this Section 12.02 shall in any way negate or affect the obligations which each of the Company and the Guarantors has to the Trustee and the Holders under this Indenture. For the

-147- purpose of this Section 12.02, the Collateral Agent acts in its own name and on behalf of itself and not as agent or representative of any other party hereto or as trustee and the security over the Collateral granted under this Indenture, the Notes, the Collateral Documents and the Intercreditor Agreement to the Collateral Agent to secure the Parallel Obligations is granted to the Collateral Agent in its capacity as creditor in respect of the Parallel Obligations (or to do any act reasonably incidental to any of the foregoing). (b) For the purposes of this Section 12.02, “Principal Obligations” means, in respect of each Agreed Jurisdiction and in relation to each Non-Swedish Obligor, any sums owing by it or the Company to the Trustee or any Holder under or in connection with this Indenture, the Notes or the Collateral Documents. Section 12.03 Release of Collateral. (a) Subject to Sections 12.03(b), (c) and (d) hereof, the Liens securing the Notes will be automatically released, and the Trustee (subject to its receipt of an Officer’s Certificate and Opinion of Counsel as provided below) shall execute documents evidencing such release, or instruct the Collateral Agent to execute, as applicable, the same at the Company’s sole cost and expense, under one or more of the following circumstances: (i) in whole upon: (A) payment in full of the principal of, together with accrued and unpaid interest (including Additional Amounts, if any) on, the Notes and all other Obligations under this Indenture, the Note Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid; (B) satisfaction and discharge of this Indenture as set forth under Article 11; or (C) a Legal Defeasance or Covenant Defeasance of this Indenture as set forth under Article 8; (ii) in whole or in part, with the consent of Holders of the Notes in accordance with Article 9 of this Indenture; (iii) in part, as to any asset constituting Collateral: (A) that is sold or otherwise disposed of: (I) by any Grantor to any Person that is not a Grantor organized in the same jurisdiction in a transaction permitted under Section 4.10 (provided that in the event of a transfer of assets from a Grantor to another Grantor organized in a different jurisdiction, the Trustee shall release, or instruct the Collateral Agent to release, such Lien if such transferee Grantor takes all actions reasonably

-148- necessary to grant a Lien in such transferred assets to the Collateral Agent (to the extent required by this Indenture and the Collateral Documents)), (II) to the extent that such Collateral is released or no longer required to be pledged pursuant to the terms of the Credit Facility Documents then in effect (other than in connection with the repayment in full of the First Priority Credit Obligations), or (III) in connection with the taking of an enforcement action by the Applicable Authorized Representative in respect of the First Priority Credit Obligations in accordance with the Intercreditor Agreement, (B) that is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee, concurrently with the release of such Note Guarantee, (C) that becomes Excluded Property, or (D) that is otherwise released in accordance with the applicable provisions of the Collateral Documents and the Intercreditor Agreement, but subject to any restrictions thereon set forth in this Indenture or the Intercreditor Agreement; (b) With respect to any release of Collateral, upon receipt of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under this Indenture and the Collateral Documents and the Intercreditor Agreement, as applicable, to such release have been met and that it is proper for the Trustee or Collateral Agent to execute and deliver the documents requested by the Company in connection with such release, and any necessary or proper instruments of termination, satisfaction, discharge or release prepared by the Company, the Trustee shall, or shall cause the Collateral Agent to, execute, deliver or acknowledge (at the Company’s expense) such instruments or releases to evidence the release and discharge of any Collateral permitted to be released pursuant to this Indenture or the Collateral Documents or the Intercreditor Agreement. Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate or Opinion of Counsel, and notwithstanding any term hereof or in any Collateral Document or in the Intercreditor Agreement to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officer’s Certificate and Opinion of Counsel. (c) At any time when an Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered notice of acceleration to the Collateral Agent, no release of Collateral

-149- pursuant to the provisions of this Indenture or the Collateral Documents shall be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement. (d) Notwithstanding anything to the contrary contained herein or in any other Note Document (other than release of security at the direction of the Holders pursuant to Section 9.02(b)), the release of any perfected Lien (or Lien purported to be perfected) over assets subject to any Swedish Security Agreement will at all times be subject to the prior written consent of the Collateral Agent (in its sole discretion), unless the assets to be released are disposed of at Fair Market Value and the proceeds are paid directly to the Collateral Agent towards discharge of the First Priority Notes Obligations (or are paid by the recipient into a blocked account held with the Collateral Agent). The Trustee and each of the Holders authorize the Collateral Agent to release such Swedish Transaction Security in accordance with this Section 12.03(d). Section 12.04 Suits to Protect the Collateral. Subject to the provisions of Article 7 hereof and the Collateral Documents and the Intercreditor Agreement, the Trustee, without the consent of the Holders, on behalf of the Holders, may or may direct the Collateral Agent to take all actions it determines in order to: (a) enforce any of the terms of the Collateral Documents; and (b) collect and receive any and all amounts payable in respect of the Obligations hereunder. Subject to the provisions of the Collateral Documents and the Intercreditor Agreement, the Trustee and the Collateral Agent shall have power to institute and to maintain such suits and proceedings as the Trustee may determine to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral Documents or this Indenture, and such suits and proceedings as the Trustee may determine to preserve or protect its interests and the interests of the Holders in the Collateral. Nothing in this Section 12.04 shall be considered to impose any such duty or obligation to act on the part of the Trustee or the Collateral Agent. Section 12.05 Authorization of Receipt of Funds by the Trustee Under the Collateral Documents. Subject to the provisions of the Intercreditor Agreement, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Collateral Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture. Section 12.06 Purchaser Protected. In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Agent or the Trustee to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted by this Article 12 to be sold be under any obligation to ascertain or inquire into the authority of the Company or the applicable Guarantor to make any such sale or other transfer.

-150- Section 12.07 Powers Exercisable by Receiver or Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 12 upon the Company or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Guarantor or of any Responsible Officer or Responsible Officers thereof required by the provisions of this Article 12; and if the Trustee shall be in the possession of the Collateral under any provision of this Indenture, then such powers may be exercised by the Trustee. Section 12.08 Release Upon Termination of the Company’s Obligations. In the event that the Company delivers to the Trustee an Officer’s Certificate certifying that (i) payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other Obligations under this Indenture, the Notes and the other Notes Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) the Company shall have exercised its Legal Defeasance option or its Covenant Defeasance option, in each case in compliance with the provisions of Article 8, and an Opinion of Counsel stating that all conditions precedent to the execution and delivery of such notice by the Trustee have been satisfied, the Trustee shall deliver to the Company and the Collateral Agent a notice, in form reasonably satisfactory to the Collateral Agent, stating that the Trustee, on behalf of the Holders, disclaims and gives up any and all rights it has in or to the Collateral (other than with respect to funds held by the Trustee pursuant to Article 8), and any rights it has under the Collateral Documents, and upon receipt by the Collateral Agent of such notice, the Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee and shall do or cause to be done (at the expense of the Company) all acts reasonably requested by the Company to release and discharge such Lien as soon as is reasonably practicable. Section 12.09 Collateral Agent. (a) The Trustee and each of the Holders by acceptance of the Notes hereby designates and appoints the Collateral Agent as its agent under this Indenture, the Collateral Documents and the Intercreditor Agreement and the Trustee and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Collateral Agent to take such action on its behalf under the provisions of this Indenture, the Collateral Documents and the Intercreditor Agreement and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Indenture, the Collateral Documents and the Intercreditor Agreement, and consents and agrees to the terms of the Intercreditor Agreement and each Collateral Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms. The Collateral Agent agrees to act as such on the express conditions contained in this Section 12.09. The provisions of this Section 12.09 are solely for the benefit of the Collateral Agent and none of the Trustee, any of the Holders nor any of the Grantors shall have any rights as a third party beneficiary of any of the provisions contained herein other than as expressly provided in Section 12.04. Each Holder agrees that any action taken by the Collateral Agent in accordance with the provision of this Indenture, the Intercreditor Agreement and the Collateral Documents, and the exercise by the Collateral Agent of any rights or remedies set forth herein and therein shall be

-151- authorized and binding upon all Holders. Notwithstanding any provision to the contrary contained elsewhere in this Indenture, the Collateral Documents and the Intercreditor Agreement, the duties of the Collateral Agent shall be ministerial and administrative in nature, and the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the other Notes Documents to which the Collateral Agent is a party, nor shall the Collateral Agent have or be deemed to have any trust or other fiduciary relationship with the Trustee, any Holder or any Grantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Collateral Documents and the Intercreditor Agreement or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. The Collateral Agent shall not owe any fiduciary duties to any party to this agreement or any of their directors, employees, agents or affiliates. (b) The Collateral Agent may perform any of its duties under this Indenture, the Collateral Documents or the Intercreditor Agreement by or through receivers, agents, employees, attorneys-in-fact or with respect to any specified Person, such Person’s Affiliates, and the respective officers, directors, employees, agents, advisors and attorneys-in-fact of such Person and its Affiliates, (a “Related Person”) and shall be entitled to advice of counsel concerning all matters pertaining to such duties, and shall be entitled to act upon, and shall be fully protected in taking action in reliance upon any advice or opinion given by legal counsel. The Collateral Agent shall not be responsible for the negligence or willful misconduct of any receiver, agent, employee, attorney-in-fact or Related Person that it selects as long as such selection was made in good faith. (c) None of the Collateral Agent or any of its respective Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture or the transactions contemplated hereby (except for its own negligence or willful misconduct) or under or in connection with any Collateral Document or the Intercreditor Agreement or the transactions contemplated thereby (except for its own negligence or willful misconduct), or (ii) be responsible in any manner to any of the Trustee or any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Company or any other Grantor or Affiliate of any Grantor, or any Authorized Officer or Related Person thereof, contained in this Indenture, or any other Notes Documents, or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture, the Collateral Documents or the Intercreditor Agreement, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture, the Collateral Documents or the Intercreditor Agreement, or for any failure of any Grantor or any other party to this Indenture, the Collateral Documents or the Intercreditor Agreement to perform its obligations hereunder or thereunder. None of the Collateral Agent or any of its respective Related Persons shall be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions

-152- of, this Indenture, the Collateral Documents or the Intercreditor Agreement or to inspect the properties, books, or records of any Grantor or any Grantor’s Affiliates. (d) The Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, certification, telephone message, statement, or other communication, document or conversation (including those by telephone or e-mail) believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to the Company or any other Grantor), independent accountants and other experts and advisors selected by the Collateral Agent. The Collateral Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, or other paper or document. The Collateral Agent shall be fully justified in failing or refusing to take any action under this Indenture, the Collateral Documents or the Intercreditor Agreement unless it shall first receive such advice or concurrence of the Trustee or the Holders of a majority in aggregate principal amount of the Notes as it determines and, if it so requests, it shall first be indemnified to its satisfaction by the Holders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Indenture, the Collateral Documents or the Intercreditor Agreement in accordance with a request, direction, instruction or consent of the Trustee or the Holders of a majority in aggregate principal amount of the then outstanding Notes and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders. (e) The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless a Trust Officer of the Collateral Agent shall have received written notice from the Trustee or the Company referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee in accordance with Article 6 or the Holders of a majority in aggregate principal amount of the Notes (subject to this Section 12.09). (f) The Collateral Agent may resign at any time by notice to the Trustee and the Company, such resignation to be effective upon the acceptance of a successor agent to its appointment as Collateral Agent. Additionally, the Company may remove the Collateral Agent if the Collateral Agent otherwise becomes incapable of acting, such removal to be effective upon the acceptance of a successor agent to its appointment as Collateral Agent. If the Collateral Agent resigns or is removed under this Indenture, the Company shall appoint a successor collateral agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation or removal of the Collateral Agent (as stated in the notice of resignation or removal), the Collateral Agent may appoint, after consulting with the Trustee, subject to the consent of the Company (which shall not be unreasonably withheld and which shall not be required during a continuing Event of Default), a successor collateral agent. If no successor collateral agent is appointed and consented to by the Company pursuant to the preceding sentence within thirty (30) days after the intended effective date of resignation (as stated in the

-153- notice of resignation) the Collateral Agent shall be entitled to petition a court of competent jurisdiction to appoint a successor. Upon the acceptance of its appointment as successor collateral agent hereunder, such successor collateral agent shall succeed to all the rights, powers and duties of the retiring or removed Collateral Agent, and the term “Collateral Agent” shall mean such successor collateral agent, and the retiring or removed Collateral Agent’s appointment, powers and duties as the Collateral Agent shall be terminated. After the Collateral Agent’s resignation or removal hereunder, the provisions of this Section 12.09 (and Section 7.07) shall continue to inure to its benefit and the retiring or removed Collateral Agent shall not by reason of such resignation or removal be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Indenture. (g) The Trustee shall initially act as Collateral Agent and shall be authorized to appoint co-Collateral Agents as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Collateral Documents or the Intercreditor Agreement, neither the Collateral Agent nor any of its respective officers, directors, employees or agents or other Related Persons shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own negligence, bad faith or willful misconduct. (h) The Collateral Agent is authorized and directed to (i) enter into the Collateral Documents to which it is party, whether executed on or after the Issue Date, (ii) enter into the Intercreditor Agreement, (iii) make the representations of the Holders set forth in the Collateral Documents and Intercreditor Agreement, (iv) bind the Holders on the terms as set forth in the Collateral Documents and the Intercreditor Agreement and (v) perform and observe its obligations under the Collateral Documents and the Intercreditor Agreement. (i) If at any time or times the Trustee shall receive (i) by payment, foreclosure, realization, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustee from the Collateral Agent pursuant to the terms of this Indenture, or (ii) payments from the Collateral Agent in excess of the amount required to be paid to the Trustee pursuant to Article 6, the Trustee shall promptly turn the same over to the Collateral Agent, in kind, and with such endorsements as may be required to negotiate the same to the Collateral Agent such proceeds to be applied by the Collateral Agent pursuant to the terms of this Indenture, the Collateral Documents and the Intercreditor Agreement. (j) The Collateral Agent is each Holder’s agent for the purpose of perfecting the Holders’ security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code can be perfected only by possession. Should the Trustee obtain possession of any such Collateral, upon request from the Company, the Trustee shall notify the Collateral Agent thereof and promptly shall deliver such Collateral to the Collateral Agent or otherwise deal with such Collateral in accordance with the Collateral Agent’s instructions.

-154- (k) The Collateral Agent shall have no obligation whatsoever to the Trustee or any of the Holders to assure that the Collateral exists or is owned by any Grantor or is cared for, protected, or insured or has been encumbered, or that the Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all or the Grantor’s property constituting collateral intended to be subject to the Lien and security interest of the Collateral Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Collateral Agent pursuant to this Indenture, any Collateral Document or the Intercreditor Agreement other than pursuant to the instructions of the Trustee or the Holders of a majority in aggregate principal amount of the Notes or as otherwise provided in the Collateral Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, the Collateral Agent shall have no other duty or liability whatsoever to the Trustee or any Holder as to any of the foregoing. (l) If the Company or any Guarantor (i) incurs any obligations in respect of First Priority Obligations at any time when no Intercreditor Agreement is in effect or at any time when Debt constituting First Priority Obligations entitled to the benefit of an existing Intercreditor Agreement is concurrently retired, and (ii) delivers to the Collateral Agent an Officer’s Certificate so stating and requesting the Collateral Agent to enter into an intercreditor agreement (on substantially the same terms as the Intercreditor Agreement) in favor of a designated agent or representative for the holders of the First Priority Obligations so incurred, the Collateral Agent shall (and is hereby authorized and directed to) enter into such intercreditor agreement (at the sole expense and cost of the Company, including reasonable and documented legal fees and expenses of the Collateral Agent), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder. (m) If the Company or any Guarantor incurs any obligations in respect of Junior Priority Debt and delivers to the Collateral Agent an Officer’s Certificate so stating and requesting the Collateral Agent to enter into an intercreditor agreement (on terms that are customary for such financings as determined by the Company in good faith reflecting the subordination of such Liens to the Liens secured by Notes and Note Guarantees) in favor of a designated agent or representative for the holders of the Junior Priority Debt so incurred, the Collateral Agent shall (and is hereby authorized and directed to) enter into such intercreditor agreement (at the sole expense and cost of the Company, including reasonable and documented legal fees and expenses of the Collateral Agent), bind the Holders on the terms set forth therein and perform and observe its obligations thereunder. (n) No provision of this Indenture, the Intercreditor Agreement or any Collateral Document shall require the Collateral Agent (or the Trustee) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders (or the Trustee in the case of the Collateral Agent) unless it shall have received indemnity satisfactory to the Collateral Agent against potential costs and

-155- liabilities incurred by the Collateral Agent relating thereto. Notwithstanding anything to the contrary contained in this Indenture, the Intercreditor Agreement or the Collateral Documents, in the event the Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Collateral Agent shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Collateral Agent has determined that the Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Collateral Agent has received security or indemnity from the Holders in an amount and in a form all satisfactory to the Collateral Agent in its sole discretion, protecting the Collateral Agent from all such liability. The Collateral Agent shall at any time be entitled to cease taking any action described in this paragraph (n) if it no longer reasonably deems any indemnity, security or undertaking from the Company or the Holders to be sufficient. (o) The Collateral Agent (i) shall not be liable for any action taken or omitted to be taken by it in connection with this Indenture, the Intercreditor Agreement and the Collateral Documents or any other instruments referred to herein or therein, except to the extent that any of the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own negligence, bad faith or willful misconduct, (ii) shall not be liable for interest on any money received by it except as the Collateral Agent may agree in writing with the Company (and money held in trust or, for purposes of Swedish and Swiss law, as agent, by the Collateral Agent need not be segregated from other funds except to the extent required by law) and (iii) may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it in good faith and in accordance with the advice or opinion of such counsel. The grant of permissive rights or powers to the Collateral Agent shall not be construed to impose duties to act. (p) In no event shall the Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the Company may elect to replace the Collateral Agent under such circumstances pursuant to Section 12.09(f). (q) The Collateral Agent does not assume any responsibility for any failure or delay in performance or any breach by the Company or any other Grantor under this Indenture, the Intercreditor Agreement and the Collateral Documents. The Collateral Agent shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in any Notes Documents or in any certificate, report, statement, or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture, the Intercreditor Agreement or any Collateral Document; the execution, validity, genuineness, effectiveness or enforceability of the Intercreditor Agreement and any Collateral Documents of any other party thereto (other than the Collateral Agent); the genuineness, enforceability, collectability, value, sufficiency, location or

-156- existence of any Collateral, or the validity, effectiveness, enforceability, sufficiency, extent, perfection or priority of any Lien therein; the validity, enforceability or collectability of any Obligations; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its Obligations under this Indenture, the Intercreditor Agreement and the Collateral Documents. The Collateral Agent shall have no obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Indenture, the Intercreditor Agreement and the Collateral Documents, or the satisfaction of any conditions precedent contained in this Indenture, the Intercreditor Agreement and any Collateral Documents. The Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Indenture, the Intercreditor Agreement and the Collateral Documents unless expressly set forth hereunder or thereunder. The Collateral Agent shall have the right at any time to seek instructions from the Holders with respect to the administration of the Notes Documents. (r) The parties hereto and the Holders hereby agree and acknowledge that the Collateral Agent shall not assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Indenture, the Intercreditor Agreement, the Collateral Documents or any actions taken pursuant hereto or thereto, unless such liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever are the result of the Collateral Agent’s negligence, bad faith or willful misconduct. Further, the parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture, the Intercreditor Agreement and the Collateral Documents, the Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Collateral Agent in the Collateral and that any such actions taken by the Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral. (s) Upon the receipt by the Collateral Agent of a written request of the Company signed by one Authorized Officer of the Company (a “Collateral Document Order”), the Collateral Agent is hereby authorized to execute and enter into, and shall execute and enter into, without the further consent of any Holder or the Trustee, any Collateral Document to be executed after the Issue Date. Such Collateral Document Order shall (i) state that it is being delivered to the Collateral Agent pursuant to, and is a Collateral Document Order referred to in, this Section 12.09(s), and (ii) instruct the Collateral Agent to execute and enter into such Collateral Document. Any such execution of a Collateral Document shall be at the direction and expense of the Company, upon delivery to the Collateral Agent of an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent to the execution and delivery of the

-157- Collateral Document have been satisfied. The Holders, by their acceptance of the Notes, hereby authorize and direct the Collateral Agent to execute such Collateral Documents. (t) Subject to the provisions of the applicable Collateral Documents and the Intercreditor Agreement, each Holder, by acceptance of the Notes, agrees that the Collateral Agent shall execute and deliver the Intercreditor Agreement and the Collateral Documents to which it is a party and all agreements, documents and instruments incidental thereto, and act in accordance with the terms thereof. For the avoidance of doubt, the Collateral Agent shall have no discretion under this Indenture, the Intercreditor Agreement or the Collateral Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the Holders of a majority in aggregate principal amount of the then outstanding Notes or the Trustee, as applicable. (u) After the occurrence of an Event of Default and for so long as it is continuing, the Trustee may direct the Collateral Agent in connection with any action required or permitted by this Indenture, the Collateral Documents or the Intercreditor Agreement. (v) The Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Collateral Documents or the Intercreditor Agreement and to the extent not prohibited under the Intercreditor Agreement, for turnover to the Trustee to make further distributions of such funds to itself, the Trustee and the Holders in accordance with the provisions of Section 6.13 hereof and the other provisions of this Indenture. (w) Subject to the terms of the Collateral Documents, in each case that the Collateral Agent may or is required hereunder or under any other Notes Document to take any action (an “Action”), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any other Notes Document, the Collateral Agent may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. The Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. Subject to the terms of the Collateral Documents, if the Collateral Agent shall request direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes with respect to any Action, the Collateral Agent shall be entitled to refrain from such Action unless and until the Collateral Agent shall have received direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes, and the Collateral Agent shall not incur liability to any Person by reason of so refraining. (x) Notwithstanding anything to the contrary in this Indenture or any other Notes Document, in no event shall the Collateral Agent or the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the other Notes Documents (including without limitation the filing or continuation of any UCC or PPSA financing or continuation statements or similar documents or instruments (or analogous procedures under the applicable laws in the relevant jurisdiction), nor shall the Collateral Agent or the Trustee be responsible for, and neither the Collateral Agent nor the Trustee makes any

-158- representation regarding, the validity, effectiveness or priority of any of the Collateral Documents or the security interests or Liens intended to be created thereby. (y) Before the Collateral Agent acts or refrains from acting in each case at the request or direction of the Company or the Guarantors, it may require an Officer’s Certificate and an Opinion of Counsel, which shall conform to the provisions of Section 13.04. The Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion. (z) Notwithstanding anything to the contrary contained herein, the Collateral Agent shall act pursuant to the instructions of the Holders and the Trustee solely with respect to the Collateral Documents and the Collateral. (aa) The Company shall pay compensation to, reimburse expenses of and indemnify the Collateral Agent in accordance with Section 7.07. Section 12.10 Designations. For purposes of the provisions hereof and the Intercreditor Agreement requiring the Company to designate Debt for the purposes of the term “First Priority Obligations,” “Future First Lien Debt,” “Junior Priority Debt” or any other such designations hereunder or under the Intercreditor Agreement, any such designation shall be sufficient if the relevant designation is set forth in writing, signed on behalf of the Company by an Authorized Officer and delivered to the Trustee, the Collateral Agent and the Senior Secured Credit Facilities Collateral Agent. Section 12.11 No Impairment of the Security Interests. Except as otherwise permitted under this Indenture, the Intercreditor Agreement and the other Notes Documents, neither the Company nor any of the Guarantors will be permitted to take any action, or knowingly omit to take any action, which action or omission would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee, the Collateral Agent and the Holders of the Notes. Section 12.12 Insurance. The Company shall maintain insurance, and cause each of its Restricted Subsidiaries to maintain insurance, with financially sound and reputable insurers (naming the Collateral Agent as an additional insured or loss payee, as applicable), with respect to such of its properties, against such risks, casualties and contingencies and in such types and amounts as are consistent with sound business practice, it being understood that this Section 12.12 shall not prevent the use of deductible or excess loss insurance and shall not prevent (i) the Company or any of its Subsidiaries from acting as a self-insurer or maintaining insurance with another Subsidiary or Subsidiaries of the Company so long as such action is consistent with sound business practice or (ii) the Company from obtaining and owning insurance policies covering activities of its Subsidiaries. ARTICLE 13 MISCELLANEOUS Section 13.01 Notices.

-159- (a) Any notice or communication to the Company, any Guarantor, the Trustee or the Collateral Agent is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission, to its address: if to the Company or any Guarantor: Concordia International Corp. 227 Lakeshore Road East, Suite 302 Oakville, Ontario L6J1H9 Canada Telephone: 905-842-5150 Facsimile: 905-842-5154 Email: [REDACTED - Personal Information] Attention: Mark Thompson, Chief Executive Officer with a copy to: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States Telephone: 212-5584349 Facsimile: 212-291-9049 Email: [REDACTED - Personal Information] Attention: John Estes if to the Trustee or the Collateral Agent: U.S. Bank National Association 13737 Noel Road, Suite 800 Dallas, Texas 75240 United States of America Telephone: (972) 581-1621 Fax: (972) 581-1660 Email: [REDACTED - Personal Information] Attention: Global Corporate Trust Services The Company, any Guarantor, the Trustee or the Collateral Agent, by like notice, may designate additional or different addresses for subsequent notices or communications. (b) All notices and communications (other than those sent to Holders) shall be deemed to have been duly given, whether personally delivered, sent by facsimile or electronic transmission (in PDF format), or mailed by first-class mail to the address above in Section 13.01(a), shall be deemed duly given, regardless of whether the addressee receives such

-160- notice or communication; provided that any notice or communication delivered to the Trustee or the Collateral Agent shall be deemed effective upon actual receipt thereof. (c) Any notice or communication to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as the Trustee agrees to accept and shall be deemed to be sufficiently given if so sent within the time prescribed. Failure to send a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. (d) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. (e) Where this Indenture provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the applicable procedures of such Depositary, if any, prescribed for the giving of such notice. (f) The Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission (in PDF format); provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (2) such originally executed notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance in good faith upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions. (g) If the Company sends a notice or communication to Holders, it shall send a copy to the Trustee and each Agent at the same time pursuant to Section 13.01(b). Section 13.02 Communication by Holders with Other Holders. Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes. Section 13.03 Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company or any Guarantor to the Trustee and/or the Collateral Agent to take any action under this Indenture or the Collateral Documents, the Company or such Guarantor, as the case may be, shall furnish to the Trustee:

-161- (1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee and the Collateral Agent, as applicable (which shall include the statements set forth in Section 13.04) stating that, in the opinion of the signer(s), all conditions precedent and covenants, if any, provided for in this Indenture or the Collateral Documents relating to the proposed action have been complied with; and (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee and the Collateral Agent, as applicable (which shall include the statements set forth in Section 13.04) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with. Section 13.04 Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture or the Collateral Documents (other than a certificate provided pursuant to Section 4.04) shall include: (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate as to matters of fact); and (4) a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with. Section 13.05 Rules by Trustee and Agents. The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions. Section 13.06 No Personal Liability of Directors, Officers, Employees, Members, Partners and Shareholders. No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the Notes, any Note Guarantee, this Indenture, the Collateral Documents, the Intercreditor Agreement, the First Priority Credit Documents or any other documents governing First Priority Obligations, or

-162- pursuant to which liens have been granted to secure First Priority Obligations, or any other documents, instruments and agreements executed pursuant to any of the foregoing, by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Section 13.07 Governing Law. THIS INDENTURE, THE NOTES AND ANY NOTE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. Section 13.08 Waiver of Jury Trial. EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY. Section 13.09 No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture. Section 13.10 Successors. All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee and the Collateral Agent in this Indenture shall bind its successors and assigns. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.07. Section 13.11 Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Section 13.12 Counterpart Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu

-163- of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes. Section 13.13 Table of Contents, Headings, etc. The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof. Section 13.14 U.S.A. PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee and the Collateral Agent are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee or Collateral Agent. The parties to this Indenture agree that they shall provide the Trustee and the Collateral Agent with such information as each may request in order for the Trustee and the Collateral Agent to satisfy the requirements of the U.S.A. PATRIOT Act. Section 13.15 Payments Due on Non-Business Days. In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the Notes shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal, premium, if any, or interest, if any, on the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the Notes; provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be. Section 13.16 Submission to Jurisdiction. The Company and each Guarantor not organized in the United States shall appoint CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011 (or a permitted alternative) as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes and the Note Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York. The Company and each Guarantor irrevocably and unconditionally submit to the non-exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the County and City of New York over any suit, action or proceeding arising out of or relating to this Indenture, the Notes or the Note Guarantees and for actions brought under the U.S. federal or state securities laws. Service of any process, summons, notice or document by registered mail addressed to the Company or any Guarantor at the address above in Section 13.01 shall be effective service of process against the Company or any Guarantor for any suit, action or proceeding brought in any such court. The Company and each Guarantor irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action

-164- or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and each Guarantor and may be enforced in any other courts to whose jurisdiction the Company is or may be subject, by suit upon judgment. The Company and each Guarantor further agrees that nothing herein shall affect any Holder’s right to effect service of process in any other manner permitted by law or bring a suit action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law. Section 13.17 Waiver of Immunity. To the extent that each of the Company and the Guarantors, or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to each of the Company and the Guarantors, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Canadian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of each of the Company and the Guarantors or any other matter under or arising out of or in connection with this Indenture, each of the Company and the Guarantors hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by applicable law, and agree not to plead or claim, any such immunity and consent to such relief and enforcement. Section 13.18 Conversion of Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from U.S. dollars to another currency, the Company and each Guarantor has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Company, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given. The Company’s and Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “Judgment Currency”) other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the Trustee, as the case may be, of any amount in such Judgment Currency, such Holder may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency. If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the Trustee in the Judgment Currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Company and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the Trustee, as the case may be, against any such loss. If the amount of the U.S. dollars so

-165- purchased is more than the amount originally to be paid to such Holder or the Trustee, as the case may be, such Holder or the Trustee, as the case may be, will pay the Company and the Guarantors, such excess; provided that such Holder or the Trustee, as the case may be, shall not have any obligation to pay any such excess if the Company or the Guarantors shall have failed to pay any Holder or the Trustee any amounts then due and payable under such Note or this Indenture, in which case such excess shall be applied by such Holder or the Trustee to satisfy (to the extent thereof) such Obligations. Section 13.19 Accounting Provisions. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, in the event that any Accounting Change occurs and such change results in a change in the method of calculation of financial covenants, standards or terms, as determined in good faith by the Company, then, upon the written notice of the Company to the Trustee, such financial covenants, standards or terms shall be calculated on the same basis as calculated prior to giving effect to such Accounting Change and as if such Accounting Change had not occurred. Any such election with respect to such Accounting Change may not thereafter be changed. Notwithstanding anything to the contrary above or in the definition of Capital Lease Obligations, in the event of a change under IFRS (or the application thereof) requiring all leases to be capitalized, only those leases that would result or would have resulted in Capital Lease Obligations on the Issue Date (assuming for purposes hereof that they were in existence on the Issue Date) shall be considered Capital Lease Obligations and all calculations and deliverables under the Indenture shall be made in accordance therewith. Section 13.20 Intercreditor Agreement. Reference is made to the Intercreditor Agreement. Each Holder, by its acceptance of a Note, (a) consents to the priority of Liens and payments provided for in the Intercreditor Agreement, (b) agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement and (c) authorizes and instructs the Collateral Agent to enter into the Intercreditor Agreement as the Collateral Agent and on behalf of such Holder, including without limitation, making the representations of the Holders contained therein, and including any amendments, restatements or supplements thereto providing for, inter alia, substantially the same rights, priorities and obligations referred to in the Intercreditor Agreement and covering any other matters incidental thereto. The foregoing provisions are intended as an inducement to the lenders under the Credit Agreement to extend credit and such lenders are intended third party beneficiaries of such provisions and the provisions of the Intercreditor Agreement. [Signatures on following page]

[Concordia – Signature Page to the Indenture] CONCORDIA INTERNATIONAL CORP., as the Company By: “Mark Thompson” Name: Mark Thompson Title: Chief Executive Officer [IDENTIFIED GUARANTORS]

[Concordia – Signature Page to the Indenture] U.S. BANK NATIONAL ASSOCIATION, as Trustee and Collateral Agent, By: “Damien Daley” Name: Damien Daley Title: Assistant Vice President

A-1 EXHIBIT A [FORM OF FACE OF NOTE] [Insert the Private Placement Legend, if applicable, pursuant to the provisions of the Indenture] [Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture] [Insert the Canadian Restricted Legend, if applicable, pursuant to the provisions of the Indenture] [Insert the Regulation S Temporary Global Legend, if applicable, pursuant to the provisions of the Indenture] [Insert the OID Legend, if applicable, pursuant to the provisions of the Indenture]

A-2 CUSIP [ ] ISIN [ ]1 [RULE 144A] [REGULATION S] [GLOBAL] NOTE 9.000% First Lien Senior Secured Notes due 2022 No. [A-__] [S-__] [$______________] CONCORDIA INTERNATIONAL CORP. promises to pay to [CEDE & CO.]2 [ ] or registered assigns the principal sum [$ ( Dollars), as revised by the Schedule of Exchanges of Interests in the Global Note attached hereto]3 [of $ ( Dollars)]4 on April 1, 2022. Interest Payment Dates: April 1 and October 1, commencing April 1, 2017 Record Dates: March 15 and September 15 1 Rule 144A Note CUSIP: 20653P AA0 Rule 144A Note ISIN: US20653PAA03 Regulation S Note CUSIP: C26220 AA8 Regulation S Note ISIN: USC26220AA81 2 Include in Global Notes 3 Include in Global Notes 4 Include in Definitive Notes

A-3 IN WITNESS HEREOF, the Company has caused this instrument to be duly executed. CONCORDIA INTERNATIONAL CORP. By: Name: Title: Dated: [_______________] [__], [__]

A-4 CERTIFICATE OF AUTHENTICATION This is one of the Notes referred to in the within-mentioned Indenture: U.S. BANK NATIONAL ASSOCIATION, as Trustee By: Authorized Signatory Dated: [_______________] [__], [__]

A-5 [Reverse Side of Note] 9.000% First Lien Senior Secured Notes due 2022 Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated. 1. INTEREST. Concordia International Corp., a corporation existing under the laws of the Province of Ontario (the “Company”), promises to pay interest on the principal amount of this Note at 9.000% per annum from and including October 13, 2016 until but excluding maturity. The Company shall pay interest if any, semi-annually in arrears on April 1 and October 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance; provided that the first Interest Payment Date shall be April 1, 2017. The Company shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the interest rate on the Notes; it shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any, (without regard to any applicable grace periods) from time to time on demand at the interest rate on the Notes. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months. 2. METHOD OF PAYMENT. The Company shall pay interest on the Notes to the Persons who are registered holders of Notes at the close of business on the March 15 and September 15 (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Principal, premium, if any, and interest, if any, on the Notes shall be payable at the office or agency of the Company maintained for such purpose; provided that payment by wire transfer of immediately available funds shall be required with respect to principal, premium, if any, and interest, if any, on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent at least five Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. 3. PAYING AGENT AND REGISTRAR. Initially, U.S. Bank National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to the Holders. The Company or any Affiliate incorporated or organized within the United States of America may act as Paying Agent (except for purposes of Section 8) or Registrar. 4. INDENTURE. The Company issued the Notes under an Indenture, dated as of October 13, 2016 (the “Indenture”), among Concordia International Corp., the Guarantors named therein, the Trustee and the Collateral Agent. This Note is one of a duly authorized issue of notes of the Company designated as its 9.000% First Lien Senior Secured Notes due 2022.

A-6 The Company shall be entitled to issue Additional Notes pursuant to Section 2.01 and 4.09 of the Indenture. The Notes and any Additional Notes issued under the Indenture shall be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. Any term used in this Note that is defined in the Indenture shall have the meaning assigned to it in the Indenture. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. 5. REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes. 6. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. 7. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes. 8. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Note Guarantees, the Notes, the Collateral Documents or the Intercreditor Agreement may be amended or supplemented as provided in the Indenture. 9. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee, the Collateral Agent and the Holders shall be as set forth in the applicable provisions of the Indenture. 10. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee. 11. GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. 12. CUSIP AND ISIN NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

A-7 13. SECURITY. This Note will be secured by the Collateral on the terms and subject to the conditions set forth in the Indenture, the Collateral Documents and the Intercreditor Agreement. The Trustee and the Collateral Agent, as the case may be, hold the Collateral in trust and, for the purposes of Swedish and Swiss law, as agent for the benefit of the Holders of the Notes, in each case pursuant to the Collateral Documents and the Intercreditor Agreement. Each Holder, by accepting this Note, consents and agrees to the terms of the Collateral Documents (including the provisions providing for the foreclosure and release of Collateral) and the Intercreditor Agreement as the same may be in effect or may be amended from time to time in accordance with their terms and the Indenture and authorizes and directs the Collateral Agent to enter into the Collateral Documents and the Intercreditor Agreement, and to perform its obligations and exercise its rights thereunder in accordance therewith. The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to the Company at the following address: Concordia International Corp. 227 Lakeshore Road East, Suite 302 Oakville, Ontario L6J1H9 Canada Facsimile: 905-842-5154 Attention: Mark Thompson, Chief Executive Officer

A-8 ASSIGNMENT FORM To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to: (Insert assignee’s legal name) (Insert assignee’s soc. sec. or tax I.D. no.) (Print or type assignee’s name, address and zip code) and irrevocably appoint to transfer this Note on the books of the Company. The agent may substitute another to act for him. Date: Your Signature: (Sign exactly as your name appears on the face of this Note) Signature Guarantee*: * Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

A-9 OPTION OF HOLDER TO ELECT PURCHASE If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below: [ ] Section 4.10 [ ] Section 4.14 If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased: $__________ (integral multiples of $1,000 provided that the unpurchased portion must be in a minimum principal amount of $2,000) Date: _______________ Your Signature: (Sign exactly as your name appears on the face of this Note) Tax Identification No.: Signature Guarantee*: __________________________ * Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

A-10 SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE* The initial outstanding principal amount of this Global Note is $ . The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global or Definitive Note for an interest in this Global Note, have been made: Date of Exchange Amount of decrease in Principal Amount Amount of increase in Principal Amount of this Global Note Principal Amount of this Global Note following such decrease or increase Signature of authorized signatory of Trustee or Custodian ___________________ *This schedule should be included only if the Note is issued in global form.

B-1 EXHIBIT B FORM OF CERTIFICATE OF TRANSFER Concordia International Corp. 227 Lakeshore Road East, Suite 302 Oakville, Ontario L6J1H9 Canada Facsimile: 905-842-5154 Attention: Mark Thompson, Chief Executive Officer U.S. Bank National Association 60 Livingston Avenue St. Paul, Minnesota 55107 Re: 9.000% First Lien Senior Secured Notes due 2022 Reference is hereby made to the Indenture, dated as of October 13, 2016 (the “Indenture”), among Concordia International Corp. (the “Company”), the Guarantors named therein, the Trustee and the Collateral Agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. _______________ (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $___________ in such Note[s] or interests (the “Transfer”), to _______________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that: [CHECK ALL THAT APPLY] 1. CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE 144A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act. 2. CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE REGULATION S TEMPORARY GLOBAL NOTE, THE

B-2 REGULATION S PERMANENT GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than the Initial Purchaser). Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Temporary Global Note, the Regulation S Permanent Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act. 3. CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN A GLOBAL NOTE OR A DEFINITIVE NOTE PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one): (a) such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act; or (b) such Transfer is being effected to the Issuers or a subsidiary thereof; or (c) such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act; or (d) such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of

B-3 Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee and (2) if such Transfer is in respect of a principal amount of Notes at the time of Transfer of less than $100,000, an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Notes and in the Indenture and the Securities Act. 4. CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE OR OF AN UNRESTRICTED DEFINITIVE NOTE. (a) CHECK IF TRANSFER IS PURSUANT TO RULE 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 to a Person who is not an affiliate (as defined in Rule 144) of the Issuers under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture. (b) CHECK IF TRANSFER IS PURSUANT TO REGULATION S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act to a Person who is not an affiliate (as defined in Rule 144) of the Issuers and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture. (c) CHECK IF TRANSFER IS PURSUANT TO OTHER EXEMPTION. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 to a Person who is not an affiliate (as defined in Rule 144) of the Issuers and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the

B-4 Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture. 5. CHECK IF TRANSFEROR IS AN AFFILIATE OF THE ISSUERS. 6. CHECK IF TRANSFEREE IS AN AFFILIATE OF THE ISSUERS.

B-5 This certificate and the statements contained herein are made for your benefit and the benefit of the Issuers. [Insert Name of Transferor] By: Name: Title: Dated: _______________________

B-6 ANNEX A TO CERTIFICATE OF TRANSFER 1. The Transferor owns and proposes to transfer the following: [CHECK ONE OF (a) OR (b)] (a) a beneficial interest in the: (i) 144A Global Note (CUSIP [ ]), or (ii) Regulation S Global Note (CUSIP [ ]), or (b) a Restricted Definitive Note. 2. After the Transfer the Transferee will hold: [CHECK ONE] (a) a beneficial interest in the: (i) 144A Global Note (CUSIP [ ]), or (ii) Regulation S Global Note (CUSIP [ ]), or (iii) Unrestricted Global Note (CUSIP [ ]), or (b) a Restricted Definitive Note; or (c) an Unrestricted Definitive Note, in accordance with the terms of the Indenture.

C-1 EXHIBIT C FORM OF CERTIFICATE OF EXCHANGE Concordia International Corp. 227 Lakeshore Road East, Suite 302 Oakville, Ontario L6J1H9 Canada Facsimile: 905-842-5154 Attention: Mark Thompson, Chief Executive Officer U.S. Bank National Association 60 Livingston Avenue St. Paul, Minnesota 55107 Re: 9.000% First Lien Senior Secured Notes due 2022 Reference is hereby made to the Indenture, dated as of October 13, 2016 (the “Indenture”), among Concordia International Corp., the Guarantors named therein, the Trustee and the Collateral Agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. ___________ (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $__________ in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that: 1) EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL NOTE FOR UNRESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL NOTE a) CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company. b) CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO UNRESTRICTED DEFINITIVE NOTE. In

C-2 connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company. c) CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company. d) CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO UNRESTRICTED DEFINITIVE NOTE. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act, (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States and (v) the Owner is not an affiliate (as defined in Rule 144) of the Company. 2) EXCHANGE OF RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES FOR RESTRICTED DEFINITIVE NOTES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL NOTES a) CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE TO RESTRICTED DEFINITIVE NOTE. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance

C-3 with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act. b) CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE NOTE TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL NOTE. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] [ ] 144A Global Note [ ] Regulation S Global Note, with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act. 3) CHECK IF OWNER IS AN AFFILIATE OF THE COMPANY. 4) CHECK IF OWNER IS EXCHANGING THIS NOTE IN CONNECTION WITH AN EXPECTED TRANSFER TO AN AFFILIATE OF THE COMPANY. This certificate and the statements contained herein are made for your benefit and the benefit of the Company and are dated ______________________. [Insert Name of Transferor] By: Name: Title:

EXHIBIT D FORM OF SUPPLEMENTAL INDENTURE5 TO BE DELIVERED BY SUBSEQUENT GUARANTORS Supplemental Indenture (this “Supplemental Indenture”), dated as of [ ] [ ], 20[ ], among (the “Guaranteeing Subsidiary”), a subsidiary of Concordia International Corp., a corporation existing under the laws of the Province of Ontario (the “Company”), and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”). W I T N E S S E T H WHEREAS, each of the Company and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustee and the Collateral Agent an indenture (the “Indenture”), dated as of October 13, 2016, providing for the issuance of an unlimited aggregate principal amount of 9.000% First Lien Senior Secured Notes due 2022 (the “Notes”); WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee and Collateral Agent a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally Guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture; and WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee and Collateral Agent is authorized to execute and deliver this Supplemental Indenture. NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows: 1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture. 2. Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 10 thereof. 3. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. 5 This form of supplemental indenture may be revised to include additional provisions to affect the guarantee of Specified Guarantors as described in the Offering Circular to the extent such provisions are agreed between the Initial Purchaser and such Specified Guarantors.

4. Waiver of Jury Trial. EACH OF THE GUARANTEEING SUBSIDIARY, THE TRUSTEE AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. 5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes. 6. Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof. 7. The Trustee and Collateral Agent. Neither the Trustee nor the Collateral Agent shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written. [NAME OF GUARANTEEING SUBSIDIARY] By: Name: Title: U.S. BANK NATIONAL ASSOCIATION, as Trustee and Collateral Agent By: Name: Title:

EXHIBIT E-1 FORM OF PLEDGE AND SECURITY AGREEMENT [Attached.]

CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Execution Version PLEDGE AND SECURITY AGREEMENT, dated as of October 13, 2016, among each Grantor from time to time party hereto, and U.S. BANK NATIONAL ASSOCIATION, as Collateral Agent

-i- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 TABLE OF CONTENTS Page ARTICLE I. DEFINITIONS ........................................................................................................................ 1 Section 1.01 Indenture ................................................................................................................ 1 Section 1.02 Other Defined Terms ............................................................................................. 1 ARTICLE II. PLEDGE OF SECURITIES ................................................................................................... 8 Section 2.01 Pledge .................................................................................................................... 8 Section 2.02 Delivery of the Pledged Equity Securities and Pledged Debt Securities ............. 10 Section 2.03 Representations, Warranties and Covenants ........................................................ 10 Section 2.04 Registration in Nominee Name; Denominations ................................................. 12 Section 2.05 Voting Rights; Dividends and Interest, Etc ......................................................... 12 ARTICLE III. SECURITY INTERESTS IN OTHER PERSONAL PROPERTY ..................................... 14 Section 3.01 Security Interest ................................................................................................... 14 Section 3.02 Representations and Warranties ........................................................................... 16 Section 3.03 Covenants ............................................................................................................ 19 Section 3.04 Other Actions ....................................................................................................... 20 Section 3.05 Covenants Regarding Patent, Trademark and Copyright Collateral .................... 22 ARTICLE IV. REMEDIES ........................................................................................................................ 24 Section 4.01 Remedies Upon Default ....................................................................................... 24 Section 4.02 Application of Proceeds ....................................................................................... 26 Section 4.03 Securities Act, Etc................................................................................................ 26 Section 4.04 Limitation of Enforcement Proceeds ................................................................... 27 ARTICLE V. MISCELLANEOUS............................................................................................................. 29 Section 5.01 Notices ................................................................................................................. 29 Section 5.02 Security Interest Absolute .................................................................................... 29 Section 5.03 Limitation By Law ............................................................................................... 29 Section 5.04 Binding Effect; Several Agreement ..................................................................... 29 Section 5.05 Successors and Assigns ....................................................................................... 29 Section 5.06 Trustee’s and Collateral Agent’s Fees and Expenses; Indemnification ............... 30 Section 5.07 Collateral Agent Appointed Attorney-in-Fact ..................................................... 30 Section 5.08 APPLICABLE LAW ........................................................................................... 30 Section 5.09 Waivers; Amendment .......................................................................................... 31 Section 5.10 WAIVER OF JURY TRIAL ................................................................................ 31 Section 5.11 Severability .......................................................................................................... 31 Section 5.12 Counterparts ......................................................................................................... 31 Section 5.13 Headings .............................................................................................................. 31

Section 5.14	Jurisdiction; Consent to Service of Process	31
Section 5.15	Termination or Release	32
Section 5.16	Additional Subsidiaries	33
Section 5.17	Conflicts; Intercreditor Agreement	33
Section 5.18	Delivery to Collateral Agent Generally	33
Section 5.19	Concerning the Collateral Agent	33
Section 5.20	Swedish Limitation	33
Section 5.21	English Limitation	34
Section 5.22	Irish Limitation	34
Section 5.23	Dutch Limitation	34

Schedules

Schedule I	Pledged Equity Securities and Pledged Debt Securities
Schedule II	Intellectual Property
Schedule III	Filing Jurisdictions
Schedule IV	Commercial Tort Claims
Schedule V	Matters Relating to Accounts and Inventory
Schedule VI	Deposit Accounts, Securities Accounts and Commodity Accounts
Schedule VII	Letter of Credit Rights

Exhibits

Exhibit I	Form of Supplement to Security Agreement
Exhibit II	Form of Intellectual Property Security Agreement

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CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10

CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 PLEDGE AND SECURITY AGREEMENT dated as of October 13, 2016 (this “Agree- ment”), among each Grantor from time to time a party hereto and U.S. Bank National Association, as collateral agent (in such capacity and any successor in such capacity, the “Collateral Agent”) for the Se- cured Parties (as defined below). Reference is made to the Indenture dated as of October 13, 2016, (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Indenture,” which term shall also include and refer to any additional issuance of notes under the Indenture), among Concordia International Corp., a corporation incorporated under the laws of the Province of Ontario (the “Issuer”), certain Sub- sidiaries of the Issuer party thereto as Guarantors from time to time and U.S. Bank National Association, as trustee (in such capacity and any successor in such capacity, the “Trustee”) and Collateral Agent, pur- suant to which the Issuer has issued $350,000,000 aggregate principal amount of 9.000% First Lien Sen- ior Secured Notes due 2022 (together with any additional notes issued under the Indenture, the “Notes”). The Indenture requires that the Grantors execute and deliver this Agreement. Each Gran- tor is an Issuer or an Affiliate of the Issuer and will derive substantial benefits from the issuance of the Notes pursuant to the Indenture and is willing to execute and deliver this Agreement pursuant to the re- quirements of the Indenture. Accordingly, the parties hereto agree as follows: ARTICLE I. DEFINITIONS Section 1.01 Indenture. (a) Capitalized terms used in this Agreement and not otherwise defined herein have the respective meanings assigned thereto in the Indenture. All capitalized terms defined in the New York UCC (as defined below) and not defined in this Agreement or the Indenture have the meanings specified therein. (b) The rules of construction specified in Section 1.03 of the Indenture also apply to this Agreement. Section 1.02 Other Defined Terms. As used in this Agreement, the following terms have the meanings specified below: “Agreement” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Article 9 Collateral” shall have the meaning assigned to such term in Section 3.01. “CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code. “Collateral” shall mean, collectively, the Article 9 Collateral and the Pledged Collateral. “Collateral Agent” shall have the meaning assigned to such term in the preliminary statement of this Agreement.

-2- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 “Control” shall mean (i) in the case of each Deposit Account, “control,” as such term is defined in Section 9-104 of the New York UCC, (ii) in the case of any Security Entitlement, “control,” as such term is defined in Section 8-106 of the New York UCC, and (iii) in the case of any Commodity Con- tract, “control,” as such term is defined in Section 9-106 of the New York UCC. “Control Agreement” shall mean a deposit account control agreement, a securities ac- count control agreement or a commodity account control agreement, as applicable, which provides the Collateral Agent with Control of any Deposit Account, Security Entitlement or Commodity Contract, as applicable, in each case in form and substance reasonably satisfactory to the Collateral Agent. “Copyright License” shall mean any written agreement to which a Grantor is a party granting any right to such Grantor under any Copyright owned by any third party. “Copyrights” shall mean all of the following which any Grantor owns: (a) all copyright rights in any work subject to the copyright laws of the United States or any other country or jurisdiction, whether as author, assignee, transferee or otherwise, (b) all registrations and applications for registration of any such Copyright in the United States or any other country or jurisdiction, including registrations, supplemental registrations and pending applications for registration in the United States Copyright Office and the right to obtain all renewals thereof, including those listed on Schedule II, (c) all claims for, and rights to sue for, past or future infringements of any of the foregoing and (d) all income, royalties, damag- es and payments now or hereafter due and payable with respect to any of the foregoing, including damag- es and payments for past or future infringement thereof. “Credit Facility Security Agreement” shall mean that certain Pledge and Security Agreement dated as of October 21, 2015 by and among the Issuer, the other Grantors and the Senior Se- cured Credit Facilities Collateral Agent (as may be amended, restated, supplemented or otherwise modi- fied from time to time). “Domestic Subsidiary” means each Subsidiary of the Issuer organized under (i) the laws of the United States of America, any State thereof or the District of Columbia or (ii) the laws of Canada or any province or territory thereof “Dutch Domiciled Grantor” shall mean any Grantor incorporated or otherwise orga- nized under the laws of the European part of the Netherlands. “English Security Agreements” shall have the meaning assigned to such term in the In- denture. “Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing (in each case, other than debt securities convertible into the foregoing, and royalties). “Excluded Accounts” shall mean any deposit accounts, securities accounts, commodities accounts, futures accounts and other similar accounts of the Issuer or any Guarantor (A) used for the sole purpose of funding (1) payroll, healthcare and other employee wage and benefit accounts, (2) tax ac- counts (including without limitation, sales tax accounts), (3) escrow, defeasance, discharge and redemp- tion accounts permitted under the Indenture and (4) fiduciary and trust accounts, and, in the case of sub- clauses (1) through (4), the funds or other property held in or maintained in any such account, (B) that are zero-balance accounts, (C) except to the extent a security interest therein can be perfected by filing under

-3- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 the UCC, PPSA or other applicable law or the jurisdiction of the Issuer or any Guarantor, accounts in ju- risdictions other than in the jurisdiction of organization of the Issuer or the other applicable granting Guarantor, the United States or any state thereof, Canada or any province or territory thereof, England and Wales, Jersey, Ireland, Luxembourg, the Netherlands, Sweden or Switzerland and (D) accounts other than those described in the preceding clauses (A) through (C) with respect to which the average daily bal- ance of the funds maintained on deposit therein does not exceed $5,000,000 at any time, except to the ex- tent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law. “Excluded Equity Interest” shall have the meaning assigned to such term in Sec- tion 2.01. “Excluded Instruments” shall have the meaning assigned to such term in Sec- tion 2.01(b). “Excluded Property” shall mean: (1) (x) all owned real property interests with a fair market value equal to or less than $10,000,000 (as reasonably determined by the Issuer in good faith) and (y) all leasehold interests in real property (it is understood that there shall be no requirement to obtain landlord waivers, es- toppels or collateral access agreements or acknowledgements, bailee waivers and similar letters); (2) motor vehicles and other assets subject to certificates of title (unless otherwise capable of perfection by filing a financing statement under the PPSA or UCC or similar filing in any applicable jurisdiction), letter of credit rights with an individual face amount not exceeding $5,000,000 (except to the extent constituting a supporting obligation for other Collateral as to which perfection of the security interest in such other Collateral is accomplished by the filing of a UCC or PPSA financing statement (or similar filing in any applicable jurisdiction) and commer- cial tort claims below $5,000,000; (3) any lease, license or other agreement or any property subject to a purchase mon- ey security interest, Capital Lease Obligation or similar arrangements permitted under the Inden- ture, the property subject thereto, any insurance in respect thereof, any management or operating agreement with respect thereto and deposits made in respect thereof and all rights in relation to any of the foregoing, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than the Is- suer or a Guarantor); (4) (x) Equity Interests which constitute Margin Stock, (y) Equity Interests in Unre- stricted Subsidiaries and (z) Equity Interests in any Person other than wholly-owned Subsidiaries to the extent the granting of a security interest is not permitted by law or the terms of such Sub- sidiary’s organizational, shareholders, acquisition, joint venture or governance documents (in- cluding as a result of minority ownership) or would trigger termination pursuant to any “change of control” or similar provision; (5) pledges and security interests (including in respect of interests in partnerships, joint ventures and other non-wholly owned entities) to the extent prohibited by law or prohibited by agreements containing anti-assignment clauses not overridden by the UCC, PPSA or other ap- plicable law;

-4- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (6) Intellectual Property to the extent a security interest therein specifically requires a filing other than with the United States Patent and Trademark Office or the United States Copy- right Office, the Canadian Intellectual Property Office, the Intellectual Property Office of the United Kingdom, the World Intellectual Property Organization, the European Patent Office or the Office for Harmonization in the Internal Market or in a jurisdiction outside of the United States, Canada or each other jurisdiction where the Issuer or any Guarantor is organized; (7) assets to the extent a security interest in such assets would result in material ad- verse tax consequences to the Issuer or any Guarantor (as reasonably determined by the Issuer in consultation with the Senior Secured Credit Facilities Collateral Agent); (8) Excluded Accounts; (9) “intent-to-use” trademark applications to the extent and during the period in which the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law, including prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto; (10) the Issuer’s or its Subsidiaries’ rights in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, mainte- nance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, ac- cessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course; and (11) assets in circumstances where the Senior Secured Credit Facilities Collateral Agent and the Issuer reasonably determine in good faith in writing that the cost, burden or conse- quences of obtaining or perfecting a security interest in such assets is excessive in relation to the practical benefit to the Secured Parties of the security to be afforded thereby; provided that clauses (3), (4), (5) and (6) shall not include (x) items to the extent the prohibition or re- striction on the assignment or pledge thereof under the Collateral Documents is ineffective under applica- ble anti-assignment provisions of the UCC or other applicable law or (y) proceeds and receivables of the assets referred to in such clause, the assignment of which is expressly deemed effective under applicable anti-assignment provisions of the UCC or other applicable law notwithstanding such prohibition. “Federal Securities Laws” shall have the meaning assigned to such term in Section 4.03. “Financial Assistance” shall mean any action or contemplated action prohibited under Section 2:98(c) of the Dutch Civil Code. “Foreign Subsidiary” means each Subsidiary of the Issuer which is not a Domestic Sub- sidiary. “Freely Disposable Amount” shall have the meaning assigned to such term in Sec- tion 4.04. “Governmental Authority” means any applicable foreign or domestic, federal, state, provincial, territorial, municipal, supranational, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof (which shall include, without limitation, the European Central Bank and the Council of Ministers of the European Un- ion) or any entity, officer or examiner exercising executive, legislative, judicial, regulatory, taxing or ad-

-5- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 ministrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government. “Grantors” shall mean the Issuer and the Guarantors party hereto and shall include each Guarantor that becomes a party hereto pursuant to Section 5.16. “Guarantor” shall have the meaning assigned to such term in the Indenture. “Indenture” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Intellectual Property” shall mean all intellectual property of every kind which any Grantor owns, including inventions, designs, Patents, Copyrights, Trademarks, Trade Secrets, domain names and IP Agreements. “Intellectual Property Collateral” shall have the meaning assigned to such term in Sec- tion 3.02(h). “Intellectual Property Security Agreement” shall mean a security agreement substan- tially in the form set forth in Exhibit II, with any changes as may be reasonably acceptable to the Issuer and the Collateral Agent. “IP Agreements” shall mean all Copyright Licenses, Patent Licenses and Trademark Li- censes and all other agreements to which a Grantor is a party granting any right to such Grantor under any Intellectual Property owned by any third party. “Irish Transaction Security” means any Lien granted or created (or purported to be granted or created) under any Irish Pledge and Security Agreement (as such term is defined in the Inden- ture). “Issuer” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Luxembourg Pledge Agreements” shall have the meaning assigned to such term in the Indenture. “Margin Stock” as defined in Regulation U. “Material Adverse Effect” means a material adverse effect on (i) the assets, business, financial condition or results of operations, of the Issuer and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Issuer and the other Grantors, taken as a whole, to perform their payment obligations under any Notes Document or (iii) the rights and remedies of the Trustee, the Collateral Agent, the Hold- ers or any Secured Party under any Notes Document. “New York Courts” shall have the meaning assigned to such term in Section 5.14. “New York UCC” shall mean the Uniform Commercial Code as from time to time in ef- fect in the State of New York; provided that if by reason of mandatory provisions of law, the perfection, the effect of perfection or non-perfection or the priority of the Security Interests in any portion of the Col- lateral is governed by the Uniform Commercial Code as in effect in a jurisdiction in the United States other than New York, “New York UCC” shall mean the Uniform Commercial Code as in effect in such

-6- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 other jurisdictions for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority. “Notes” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Obligations” shall mean (a) the due and punctual payment by the Issuer and each Guar- antor of (i) the unpaid principal of and interest (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Notes and the Guarantees, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) other monetary Obligations of the Issuer and each Guarantor to any of the Secured Parties under the Indenture and each of the other Notes Documents, including obligations to pay fees, expense reimbursement obligations, whether prima- ry, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and (b) the due and punctual performance of all other obliga- tions of the Issuer and each Guarantor under or pursuant to the Indenture and each of the other Notes Documents; provided that the Obligations do not include any liability or obligation to the extent that (if it were included) it would result in this Agreement contravening any law on financial assistance. “Patent License” shall mean any written agreement to which a Grantor is a party grant- ing to such Grantor any right to make, use or sell any invention covered by a Patent owned by any third party (including, without limitation, any such rights that such Grantor has the right to license) and all rights of any Grantor under any such agreement. “Patents” shall mean all of the following which any Grantor owns: (a) all letters patent of the United States or the equivalent thereof in any other country or jurisdiction, including those listed on Schedule II, and all applications for letters patent of the United States or the equivalent thereof in any other country or jurisdiction, including those listed on Schedule II, (b) all provisionals, reissues, exten- sions, continuations, divisions, continuations-in-part, reexaminations or revisions thereof, and the inven- tions disclosed or claimed therein, including the right to make, use, import and/or sell the inventions dis- closed or claimed therein, (c) all claims for, and rights to sue for, past or future infringements of any of the foregoing and (d) all income, royalties, damages and payments now or hereafter due and payable with respect to any of the foregoing, including damages and payments for past or future infringement thereof. “Permitted Liens” shall mean each of the Liens permitted pursuant to Section 4.12 of the Indenture. “Pledged Collateral” shall have the meaning assigned to such term in Section 2.01. “Pledged Debt Securities” shall have the meaning assigned to such term in Section 2.01. “Pledged Equity Securities” shall have the meaning assigned to such term in Sec- tion 2.01. “Qualified CFC Holding Company” means, in relation to any Grantor, a Person (a) that is a wholly owned Subsidiary of such Grantor and (b) who has no material assets other than Equity Inter- ests in Foreign Subsidiaries that are CFCs in relation to such Grantor or such Person. “Restricted Obligations” shall have the meaning assigned to such term in Section 4.04.

-7- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 “Security Interest” shall have the meaning assigned to such term in Section 3.01. “Secured Parties” shall mean, collectively, the Collateral Agent, the Trustee, the Hold- ers and any other holders of the Obligations. “Senior Secured Credit Facilities Collateral Agent” shall mean Goldman Sachs Bank USA, in its capacity as Administrative Agent and Collateral Agent under the Credit Facility Security Agreement, together with its successors in such capacity. “Swedish Companies Act” shall have the meaning assigned to such term in Sec- tion 5.20. “Swedish Transaction Security” shall have the meaning assigned to such term in the Indenture. “Swiss Grantor” shall have the meaning assigned to such term in Section 4.04. “Swiss Pledge and Security Agreements” shall have the meaning assigned to such term in the Indenture. “Swiss Withholding Tax” means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer). “Trademark License” shall mean any written agreement, now or hereafter in effect, to which a Grantor is a party granting to such Grantor any right to use any Trademark owned by any third party (including, without limitation, any such rights that such Grantor has the right to license). “Trademarks” shall mean all of the following which any Grantor owns: (a) all trade- marks, service marks, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs and general intangibles of like na- ture, now existing or hereafter adopted or acquired, all registrations thereof (if any), and all registration and recording applications filed in connection therewith, including registrations and registration applica- tions in the United States Patent and Trademark Office or any similar offices in any State of the United States or the equivalent thereof in any other country or jurisdiction (except for “intent-to-use” applications for trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, unless and until an Amendment to Allege Use or a Statement of Use under Sections 1(c) and 1(d) of the Lanham Act has been filed, to the extent that, and solely during the period for which, any assign- ment of, or grant a security interest in, an “intent-to-use” application prior to such filing would violate the Lanham Act or impair the validity or enforceability of, or render void or voidable or result in the cancella- tion of the applicable Grantor’s right, title or interest therein or any trademark or service mark that issues as a result of such application under applicable federal law), and all renewals thereof, including those listed on Schedule II, (b) all goodwill associated therewith or symbolized thereby, (c) all claims for, and rights to sue for, past or future infringements of any of the foregoing and (d) all income, royalties, damag- es and payments now or hereafter due and payable with respect to any of the foregoing, including damag- es and payments for past or future infringement thereof. “Trade Secrets” shall mean all trade secrets and all other confidential or proprietary technical and business information and know-how. “Trustee” shall have the meaning assigned to such term in the preliminary statement of this Agreement.

-8- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 ARTICLE II. PLEDGE OF SECURITIES Section 2.01 Pledge. As security for the payment or performance, as the case may be, in full of the Obligations of the Grantors, each Grantor hereby undertakes to pledge and pledges to the Collateral Agent for the benefit of the Secured Parties, and hereby grants to the Collateral Agent for the benefit of the Secured Parties, a security interest in all of such Grantor’s right, title and interest in, to and under (whether now owned or hereafter acquired, other than property, rights, securities and other assets that may only be secured under collateral documentation governed by the rights of Luxembourg): (a) (i) the Equity Interests directly owned by it (including those Equity Interests listed on Schedule I) and (ii) any other directly owned Equity Interests obtained in the future by such Grantor and, in each case, the certificates, if any, representing all such Equity Interests (the foregoing clauses (a)(i) and (ii), collectively, the “Pledged Equity Securities”); provided that the Pledged Equity Securities shall not include: (A) any Equity Interests in any Unrestricted Subsidiary; (B) more than 65% of the issued and outstanding voting Equity Interests of (x) any “first tier” Foreign Subsidiary that is a CFC directly owned by a Grantor or (y) any Qualified CFC Holding Company directly owned by a Grantor, (C) to the extent applicable law requires that a subsidiary of such Grantor is- sue directors’ qualifying shares, nominee shares or similar shares which are required by law to be held by persons other than such Grantor, such qualifying shares, nominee shares or similar shares held by persons other than such Grantor, (D) any Equity Interests of any person (other than a wholly-owned Subsidi- ary that is a Restricted Subsidiary), to the extent (x) restricted or not permitted by the terms of such person’s organizational documents or other agreements with holders of such Equity Interests existing as of the date hereof or on the date of acquisition by a Grantor of such Equity Interests or (y) such pledge would trigger a termination pursuant to any “change of control” or other similar provision of such person’s organizational documents or other agreements with holders of such Equity Interests existing as of the date hereof or on the date of acquisition by a Grantor of such Equity Interests (in each case, other than to the extent that any such prohibition would be rendered ineffective pur- suant to applicable anti-assignment provisions of the New York UCC or any other appli- cable law); provided that such Equity Interests shall cease to be Excluded Equity Interests at such time as such prohibition ceases to be in effect to the extent such Equity Interest is an Excluded Equity Interest as a result of such prohibition, (E) any Equity Interests if, to the extent and for so long as the pledge of such Equity Interests hereunder is prohibited or restricted by any applicable law, including any requirement to obtain consent or approval of any Governmental Authority (other than to the extent such prohibition would be rendered ineffective pursuant to applicable anti- assignment provisions of the New York UCC or any other applicable law); provided that such Equity Interests shall cease to be Excluded Equity Interests at such time as such prohibition ceases to be in effect to the extent such Equity Interest is an Excluded Equity Interest as a result of such prohibition,

-9- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (F) any Equity Interests if, to the extent and for so long as the pledge of such Equity Interests hereunder would result in material adverse tax consequences to any Grantor as determined by the Issuer in consultation with the Senior Secured Credit Facili- ties Collateral Agent, (G) any Margin Stock, (H) any Equity Interests in captive insurance Subsidiaries, special purpose entities identified in writing at any time by the Issuer to the Collateral Agent and not-for- profit Subsidiaries, and (I) any Equity Interests that the Issuer and the Senior Secured Credit Facili- ties Collateral Agent shall have reasonably determined in good faith in writing to treat as Excluded Equity Interests for purposes hereof on account of the cost, difficulty, burden or consequences of pledging such Equity Interests hereunder being excessive in relation to the practical benefit to the Secured Parties of the security to be afforded thereby (any Eq- uity Interests excluded pursuant to any of clauses (A) through (I) above, an “Excluded Equity Interest”), (b) (i) the Debt for borrowed money owed to such Grantor and the promissory notes and any instruments evidencing Debt for borrowed money owned by it as of the Issue Date (in- cluding those listed opposite the name of such Grantor on Schedule I) and (ii) the Debt for bor- rowed money owed in the future to such Grantor and any promissory notes and any instruments evidencing Debt for borrowed money in the future issued to such Grantor (the foregoing claus- es (b)(i) and (b)(ii) collectively, the “Pledged Debt Securities”); provided that the Pledged Debt Securities shall not include promissory notes and instruments evidencing Debt for borrowed money (A) having an aggregate principal amount not in excess of $5,000,000, (B) to the extent otherwise excluded from the Collateral pursuant to this Agreement, (C) to the extent the pledge of such promissory note or instrument would violate applicable law (after giving effect to any appli- cable anti-assignment provisions of the New York UCC or any other applicable law) or (D) intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Issuer and its Subsidiaries (such excluded promissory notes and instruments, the “Excluded Instruments”), (c) subject to Section 2.05 hereof, all payments of principal or interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distrib- uted in respect of, in exchange for or upon the conversion of, and all other Proceeds received in respect of, the Pledged Collateral (except to the extent otherwise excluded from the Collateral pursuant to this Agreement), (d) subject to Section 2.05 hereof, all rights and privileges of such Grantor with re- spect to the securities and other property referred to in clauses (a), (b) and (c) above, and (e) all Proceeds of any of the foregoing (the Pledged Equity Securities, the Pledged Debt Securities and other property referred to in this clause (e) and in clauses (c) and (d) above being collectively referred to as the “Pledged Collateral”), in each case, however, excluding any assets, rights, property and/or interests (i) subject to any Swedish Transaction Security, Irish Transaction Security or a valid Lien granted or created (or, prior to the entry into the applicable Swiss Pledge and Security Agreement, purported to be

-10- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 granted or created) under a Swiss Pledge and Security Agreement, or (ii) the security over which must be pledged and/or perfected in accordance with Swedish law. Section 2.02 Delivery of the Pledged Equity Securities and Pledged Debt Securities. (a) Each Grantor agrees promptly to (but in any event, within ten (10) Business Days of the receipt by such Grantor thereof) deliver or cause to be delivered to the Collateral Agent (or to its designated bailee pursuant to the Intercreditor Agreement and Section 5.17 hereof), for the benefit of the Secured Parties, any and all Pledged Equity Securities and Pledged Debt Securities (or, in the case of Pledged Collateral issued by Foreign Subsidiaries, if necessary under any applicable law, to carry out all necessary and reasonable formalities and actions for the dispossession and pledge thereof for the benefit of the Collateral Agent (or its designated bailee pursuant to the Intercreditor Agreement and Section 5.17 hereof)); provided that Pledged Debt Securities shall be required to be delivered only to the extent de- scribed in paragraph (b) of this Section 2.02. (b) Each Grantor will cause any Pledged Debt Security (excluding, for the avoidance of doubt, any Excluded Instruments) in its possession and owed to it to be delivered to the Collateral Agent (or to its designated bailee pursuant to the Intercreditor Agreement and Section 5.17 hereof), for the benefit of the Secured Parties, pursuant to the terms hereof. To the extent any such Pledged Debt Se- curity is a demand note, each Grantor party thereto agrees, if requested by the Collateral Agent, to imme- diately demand payment thereunder upon the occurrence and during the continuance of an event of de- fault thereunder unless such demand would not be commercially reasonable or would otherwise expose such Grantor to liability to the maker of such demand note. (c) Upon delivery to the Collateral Agent (or to its designated bailee pursuant to the Intercreditor Agreement and Section 5.17 hereof), (i) any Pledged Collateral required to be delivered pur- suant to the foregoing paragraphs (a) and (b) of this Section 2.02 shall be accompanied by stock powers or allonges, as applicable, duly executed in blank or other proper instruments of transfer and by such oth- er instruments and documents as the Collateral Agent may request and (ii) all other property composing part of the Pledged Collateral delivered pursuant to the terms of this Agreement shall be accompanied to the extent necessary to perfect the security interest in or allow realization on the Pledged Collateral by proper instruments of assignment duly executed by the applicable Grantor and such other instruments or documents as the Collateral Agent may request, in each case, in accordance with the terms hereof. Each delivery of Pledged Collateral shall be accompanied by a supplement to Schedule I hereto describing such Pledged Collateral, which supplement shall be attached hereto as a supplement to Schedule I (such sup- plement may take the form of an amendment and restatement to Schedule I hereto) and made a part here- of; provided that failure to attach any such schedule or supplement hereto shall not affect the validity of such pledge of such Pledged Collateral. Each schedule so delivered shall supplement any prior schedules so delivered. Section 2.03 Representations, Warranties and Covenants. Each Grantor represents, warrants and covenants to the Collateral Agent, for the benefit of the Secured Parties, that: (a) Schedule I correctly sets forth the percentage of the issued and outstanding shares of each class of the Equity Interests of the issuer thereof (other than Excluded Equity Interests) owned by such Grantor as of the Issue Date and all promissory notes or instruments evidencing Debt for borrowed money (other than Excluded Instruments) owned by such Grantor on the Issue Date; (b) (i) the Pledged Equity Securities and Pledged Debt Securities have, in each case, been duly and validly authorized and issued by the issuers thereof, (ii) the Pledged Equity Securi-

-11- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 ties are fully paid and nonassessable and (iii) the Pledged Debt Securities are legal, valid and binding obligations of the issuers thereof, subject to the effects of bankruptcy, insolvency, fraudu- lent conveyance, reorganization, moratorium and other similar laws relating to or affecting credi- tors’ rights generally, general equitable principles (whether considered in a proceeding at law or in equity) and an implied covenant of good faith and fair dealing; provided, that with respect to any Pledged Debt Securities or Pledges Equity Securities issued by a Person other than the Issuer or any Subsidiary thereof, the foregoing representations are made to the knowledge of the Gran- tors; (c) such Grantor (i) is the beneficial owner of the Pledged Collateral indicated on Schedule I as owned by such Grantor, (ii) holds the same free and clear of all Liens, other than the security interests granted hereunder or under security agreements governed by any laws other than the laws of the State of New York relating to the Pledged Collateral and other Permitted Liens and (iii) has made no assignment, pledge, hypothecation or transfer of, or created or permit- ted to exist any security interest in or other Lien on, the Pledged Collateral, other than pursuant to the transactions contemplated hereby or under security agreements governed by any laws other than the laws of the State of New York relating to the Pledged Collateral and other transactions permitted by the Indenture and other than Liens granted hereunder and other Permitted Liens (in each case (i), (ii) and (iii) other than Liens and pledges pursuant to the Credit Facility Docu- ments); (d) other than as permitted in the Indenture, and except for restrictions and limita- tions imposed by the Notes Documents or the Credit Facility Documents or under applicable law generally or otherwise permitted to exist pursuant to the terms of the Indenture, the Pledged Equi- ty Securities are freely transferable and assignable, and none of the Pledged Equity Securities is subject to any option, right of first refusal, shareholders agreement, charter or by-law provisions or contractual restriction of any nature that prohibits the pledge of such Pledged Equity Securities hereunder, the sale or disposition thereof pursuant hereto or the exercise by the Collateral Agent of rights and remedies hereunder; (e) other than as set forth in the Indenture, any other Notes Documents or the sched- ules thereto, no consent or approval of any Governmental Authority, any securities exchange or any other person was or is necessary to the validity of the pledge effected hereby (other than such as have been obtained and are in full force and effect); (f) as of the Issue Date, all of the Pledged Equity Securities in limited liability com- panies or partnerships that are wholly-owned Domestic Subsidiaries constitute a security under Section 8-103 of the New York UCC or the corresponding code or statute of any other applicable jurisdiction and the Grantors have caused certificates to be issued in respect thereof and have de- livered such certificates to the Collateral Agent (or to its designated bailee pursuant to the Inter- creditor Agreement and Section 5.17 hereof) pursuant to Section 2.02; (g) the Grantors shall not amend, or permit to be amended, the limited liability com- pany agreement (or operating agreement or similar agreement) or partnership agreement of any Subsidiary of any Grantor whose Equity Interests are, or are required to be, Collateral in a manner to cause such Equity Interests not to constitute a security under Section 8-103 of the New York UCC or the corresponding code or statute of any other applicable jurisdiction; (h) each Grantor has the power and authority to pledge the Pledged Collateral pledged by it hereunder in the manner hereby done or contemplated;

-12- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (i) by virtue of the execution and delivery by the respective Grantor of this Agree- ment or any supplement hereto, (i) when any Pledged Collateral is delivered to the Collateral Agent (or its bailee pursuant to the Intercreditor Agreement), for the benefit of the Secured Par- ties, in accordance with this Agreement (to the extent required hereunder), the Collateral Agent will obtain a legal, valid and perfected lien upon and security interest in such Pledged Collateral as security for the payment and performance of the Obligations, subject to Permitted Liens and (ii) when financing statements naming the Collateral Agent as the secured party described in Sec- tion 3.02 are filed in the appropriate filing office, the Collateral Agent will obtain, for the benefit of the Secured Parties, a legal, valid and perfected lien upon and security interest in the Pledged Collateral as security for the payment and performance of the Obligations, subject to Permitted Liens; and (j) each Grantor that is an issuer of the Pledged Collateral confirms that it has re- ceived notice of the security interest granted hereunder and consents to such security interest and, subject to the terms of the Intercreditor Agreement, agrees to transfer record ownership of the se- curities issued by it in connection with any request by the Collateral Agent if an Event of Default has occurred and is continuing. Section 2.04 Registration in Nominee Name; Denominations. Subject to the Intercreditor Agreement and Section 5.17 hereof, the Collateral Agent, on behalf of the Secured Parties, shall have the right (in its sole and absolute discretion) to hold the Pledged Collateral in the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Collateral Agent or, if an Event of Default shall have occurred and be continuing, in its own name as pledgee or the name of its nominee (as pledgee or as sub-agent). If an Event of Default shall have occurred and be continuing, each Grantor will promptly give to the Collateral Agent copies of any notices or other communications received by it with respect to Pledged Collateral registered in the name of such Grantor. If an Event of Default shall have occurred and be continuing, the Collateral Agent shall have the right to exchange the certificates representing Pledged Collateral for certificates of smaller or larger denominations for any purpose consistent with this Agree- ment. Each Grantor shall each use its commercially reasonable efforts to cause any person that is not a party to this Agreement to comply with a request by the Collateral Agent, pursuant to this Section 2.04, to exchange certificates representing Pledged Collateral of such Grantor for certificates of smaller or larger denominations. Section 2.05 Voting Rights; Dividends and Interest, Etc. (a) Unless and until an Event of Default shall have occurred and be continuing, and after the Collateral Agent shall have given written notice (provided that with respect to any Event of De- fault pursuant to Section 6.01(a)(7) or Section 6.01(a)(8) of the Indenture, such notice shall have automat- ically, and without further action, been deemed to have been delivered) to the Issuer of the Collateral Agent’s intention to exercise its rights hereunder: (i) Each Grantor shall be entitled to exercise any and all voting and/or other consen- sual rights and powers inuring to an owner of Pledged Collateral or any part thereof for any pur- pose consistent with the terms of this Agreement, the Indenture and the other Notes Documents; provided that, except as permitted under the Indenture, such rights and powers shall not be exer- cised in any manner that could materially and adversely affect the rights inuring to a holder of any Pledged Collateral, the rights and remedies of the Collateral Agent or any of the other Se- cured Parties under this Agreement, the Indenture or any other Notes Document or the ability of the Secured Parties to exercise the same.

-13- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (ii) The Collateral Agent shall promptly execute and deliver to each Grantor, or cause to be executed and delivered to such Grantor, all such proxies, powers of attorney and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to sub- paragraph (i) above. (iii) Each Grantor shall be entitled to receive and retain any and all dividends, inter- est, principal and other distributions or payments paid on or distributed in respect of the Pledged Equity Securities to the extent and only to the extent that such dividends, interest, principal and other distributions or payments are permitted by, and otherwise paid or distributed in accordance with, the terms and conditions of the Indenture, the other Notes Documents and applicable laws; provided that (A) any non-cash dividends, interest, principal or other non-cash distributions, payments or other consideration in respect thereof, including any rights to receive the same to the extent not so distributed or paid, that would constitute Pledged Equity Securities, whether result- ing from a subdivision, combination or reclassification of the outstanding Equity Interests of the issuer of any Pledged Equity Securities, received in exchange for Pledged Equity Securities or any part thereof, or in redemption thereof, as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise and (B) any non-cash dividends and other non-cash distributions or payments paid or payable in respect of any Pledged Equity Securities that would constitute Pledged Equity Securities in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid in surplus, shall be and become part of the Pledged Equity Securities, as applicable, and, if re- ceived by any Grantor, shall not be commingled by such Grantor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent, for the benefit of the Secured Parties, and shall be forthwith delivered to the Collateral Agent, for the benefit of the Secured Parties, in the same form as so received (endorsed in a manner reasonably satisfactory to the Collateral Agent). (b) Upon the occurrence and during the continuance of an Event of Default, and after the Collateral Agent shall have given written notice (provided that with respect to any Event of Default pursuant to Section 6.01(a)(7) or Section 6.01(a)(8) of the Indenture, such notice shall have automatically, and without further action, been deemed to have been delivered) to the Issuer of the Collateral Agent’s intention to exercise its rights hereunder, all rights of any Grantor to dividends, interest, principal or other distributions or payments that such Grantor is authorized to receive pursuant to paragraph (a)(iii) of this Section 2.05 shall cease, and all such rights shall thereupon become vested, for the benefit of the Secured Parties, in the Collateral Agent which, subject to the Intercreditor Agreement and Section 5.17 hereof, shall have the sole and exclusive right and authority to receive and retain such dividends, interest, princi- pal or other distributions or payments. All dividends, interest, principal or other distributions or payments received by any Grantor contrary to the provisions of this Section 2.05 shall not be commingled by such Grantor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent, for the benefit of the Secured Parties, and, subject to the Intercreditor Agreement and Section 5.17 hereof, shall be forthwith delivered to the Collateral Agent, for the benefit of the Secured Parties, in the same form as so received (endorsed in a manner reasonably satisfactory to the Collateral Agent). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of this paragraph (b) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other proper- ty and shall be applied in accordance with the provisions of Section 4.02 hereof. After all Events of De- fault have been cured or waived, and the Issuer has delivered to the Collateral Agent a certificate of a Re- sponsible Officer to that effect, the Collateral Agent shall promptly repay to each Grantor, without inter- est, all dividends, interest, principal or other distributions or payments that such Grantor would otherwise

-14- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 be permitted to retain pursuant to the terms of paragraph (a)(iii) of this Section 2.05 and that remain in such account. (c) Upon the occurrence and during the continuance of an Event of Default, and after the Collateral Agent shall have given written notice (provided that with respect to any Event of Default pursuant to Section 6.01(a)(7) or Section 6.01(a)(8) of the Indenture, such notice shall have automatically, and without further action, been deemed to have been delivered) to the Issuer of the Collateral Agent’s intention to exercise its rights hereunder, all rights of any Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section 2.05, and the obliga- tions of the Collateral Agent under paragraph (a)(ii) of this Section 2.05, shall cease, and all such rights shall thereupon become vested in the Collateral Agent, for the benefit of the Secured Parties, which, sub- ject to the Intercreditor Agreement and Section 5.17 hereof, shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers; provided that, unless otherwise di- rected by the Trustee in accordance with the Indenture, the Collateral Agent shall have the right from time to time following the occurrence and during the continuance of an Event of Default to permit the Grantors to exercise such rights. After all Events of Default have been cured or waived, each Grantor shall have the right to exercise the voting and/or consensual rights and powers that such Grantor would otherwise be entitled to exercise pursuant to the terms of paragraph (a)(i) above. ARTICLE III. SECURITY INTERESTS IN OTHER PERSONAL PROPERTY Section 3.01 Security Interest. (a) As security for the payment or performance when due (whether at the stated ma- turity, by acceleration or otherwise), as the case may be, in full of the Obligations of the Grantors, each Grantor hereby undertakes to pledge and pledges to the Collateral Agent, for the benefit of the Secured Parties, and hereby undertakes to grant and grants to the Collateral Agent, for the benefit of the Secured Parties, a security interest (the “Security Interest”) in all right, title and interest in, to and under any and all of the following assets and properties now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collec- tively, the “Article 9 Collateral”), other than property, rights, securities and other assets that may only be secured under collateral documentation governed by the rights of Luxembourg, and further excluding, in each case, any assets, rights, property and/or interests subject to a valid Lien granted or created (or, prior to the entry into the applicable Swiss Pledge and Security Agreement, purported to be granted or created) under a Swiss Pledge and Security Agreement: (i) all Accounts; (ii) all Chattel Paper; (iii) all cash, cash equivalents and Deposit Accounts; (iv) all Documents; (v) all Equipment; (vi) all Goods;

-15- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (vii) all General Intangibles; (viii) all Instruments (including the Pledged Debt Securities); (ix) all Inventory; (x) all Investment Property (including the Pledged Equity Securities); (xi) all Letters of Credit and Letter of Credit Rights; (xii) all Intellectual Property; (xiii) all Commercial Tort Claims, including, without limitation, those described on Schedule IV hereto; (xiv) (1) Securities Accounts, (2) Investment Property credited to Securities Accounts or Deposit Accounts from time to time and all Security Entitlements in respect thereof, (3) all cash held in any Securities Account or Deposit Account and (4) all other money in the possession of the Collateral Agent; (xv) all books and Records pertaining to the Article 9 Collateral; and (xvi) all Proceeds, Supporting Obligations and products of any and all of the foregoing and all collateral security and guarantees given by any person with respect to any of the forego- ing, in each case, however, excluding any assets, rights, property and/or interests (other than any assets, rights, property and/or interests which have been pledged pursuant to the Intellectual Property Security Agreement) (i) subject to any Swedish Transaction Security or (ii) the security over which must be pledged and/or perfected in accordance with Swedish law. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute a grant of a security interest in any Excluded Property or Excluded Equity Interests; provided that such exclusions shall not de facto apply to the Proceeds of any of the foregoing property. (b) Each Grantor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any relevant jurisdiction any financing statements (including fixture filings) with respect to the Article 9 Collateral (including Article 9 Collateral consisting of Pledged Collateral) or any part thereof and amendments thereto that contain the information required by Article 9 of the Uni- form Commercial Code of each applicable jurisdiction for the filing of any financing statement or amendment, including (i) whether such Grantor is an organization, the type of organization and any or- ganizational identification number issued to such Grantor, (ii) in the case of a financing statement filed as a fixture filing in a Uniform Commercial Code filing office, a sufficient description of the property to which such Article 9 Collateral relates and (iii) a description of collateral that describes such property in any other manner as the Collateral Agent may determine is necessary to ensure the perfection of the Secu- rity Interest in the Article 9 Collateral granted under this Agreement, including describing such property as “all assets,” “all assets whether now owned or hereafter acquired,” or words of similar effect. Each Grantor agrees to provide such information to the Collateral Agent promptly upon request. The Collateral Agent is further authorized to file with the United States Patent and Trademark Office or United States Copyright Office (or any successor office) such documents as may be

-16- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 reasonably necessary for the purpose of reflecting the Security Interest granted by each Grantor, and nam- ing any Grantor or the Grantors as debtors and the Collateral Agent as secured party. Notwithstanding anything to the contrary herein, no Grantor shall be required to take any action under the laws of any ju- risdiction other than the United States and Canada (or any political subdivision thereof) and their respec- tive territories and possessions, the United Kingdom, Ireland, Jersey, Luxembourg, the Netherlands, Swe- den and Switzerland for the purpose of perfecting the Security Interest in any Article 9 Collateral of such Grantor constituting Intellectual Property. (c) The Security Interest is granted as security only and shall not subject the Collat- eral Agent or any other Secured Party to, or in any way alter or modify, any obligation or liability of any Grantor with respect to or arising out of the Collateral. (d) Notwithstanding anything to the contrary in this Agreement or the Indenture and other than as set forth in the other Notes Documents, (i) no perfection steps shall be required by any means other than (A) filings pursuant to the Uniform Commercial Code (or other applicable law) in the office of the Secretary of State (or similar filing office) of the relevant jurisdictions of organization of each Grantor (and any applicable Canadian, United Kingdom, Irish, Jersey, Luxembourg, Swedish and Swiss filings set forth in the other Security Agreements), (B) filings in the United States Patent and Trademark Office and the United States Copyright Office of the Intellectual Property Security Agreement (and any filings in any applicable foreign offices set forth in the other Security Agreements), (C) subject to the Intercreditor Agreement and Section 5.17 hereof, delivery of Collateral consisting of promissory notes and instruments evidencing Debt for borrowed money; provided that such delivery shall not be re- quired with respect to (1) Excluded Instruments, (2) any promissory notes and instruments evidencing Debt for borrowed money that are promptly deposited into an investment or securities account, (3) checks received in the ordinary course of business and (4) promissory notes and instruments evidencing Debt issued in connection with the extension of trade credit by the Grantor of a security interest, (D) delivery of Collateral consisting of certificated Equity Interests included in the Collateral and (E) other actions expressly required by this Agreement or the Indenture or as set forth in any local law security agreement, (ii) other than as set forth in the other Notes Documents, no actions shall be required in order to create any security interest in assets located or titled outside of the United States or make enforceable any such security interest; (iii) no security shall be taken or perfected over movable plant and equipment to the ex- tent requiring any labeling or segregation of such plant or equipment; and (iv) no security shall be taken or perfected over any stock in trade to the extent this would require any item-specific or periodic listing of stock in trade or any segregation thereof. (e) Notwithstanding any provision in this Agreement to the contrary, the Security In- terest granted by each Grantor existing under the laws of Canada or any Province or Territory thereof shall only secure its own Obligations and not the Obligations of any other Grantor. Section 3.02 Representations and Warranties. Each Grantor represents and warrants to the Collateral Agent, for itself and for the benefit of the Secured Parties, that: (a) Such Grantor has, subject to the security agreements governed by any laws other than the laws of the State of New York relating to the Article 9 Collateral, good and valid legal ti- tle to, or valid license or leasehold interest in, as applicable, the Article 9 Collateral with respect to which it has purported to grant a Security Interest hereunder and has full power and authority to grant to the Collateral Agent the Security Interest in such Article 9 Collateral pursuant hereto and to execute, deliver and perform its obligations in accordance with the terms of this Agree- ment, without the consent or approval of any other person other than any consent or approval that

-17- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 has been obtained and is in full force and effect or has otherwise been disclosed herein or in the Indenture. (b) The Uniform Commercial Code financing statements containing a description of the Article 9 Collateral that have been prepared for filing in the office specified in Schedule III and attached as Annex I to Schedule III constitute all the filings, recordings and registrations (ex- cept with respect to Intellectual Property) that are, as of the Issue Date, necessary to publish no- tice of and protect the validity of and to establish a legal, valid and perfected security interest in favor of the Collateral Agent (for the benefit of the Secured Parties) in respect of all Article 9 Collateral in which a security interest may be perfected by filing such financing statements. (c) A fully executed Intellectual Property Security Agreement containing a descrip- tion of all Article 9 Collateral consisting of United States Patents (and Patents for which United States applications are pending), United States registered Trademarks (and Trademarks for which United States registration applications are pending) and United States registered Copyrights (and Copyrights for which United States registration applications are pending) will have been deliv- ered as of the Issue Date to the Collateral Agent for recording with the United States Patent and Trademark Office and the United States Copyright Office pursuant to 35 U.S.C. § 261, 15 U.S.C. § 1060 or 17 U.S.C. § 205 and the regulations thereunder, as applicable, for the purpose of estab- lishing a legal, valid and perfected security interest in favor of the Collateral Agent, for the bene- fit of the Secured Parties, in respect of all Article 9 Collateral consisting of such Intellectual Property in which a security interest may be perfected by recording with the United States Patent and Trademark Office and the United States Copyright Office. (d) The Security Interest constitutes (i) a legal and valid security interest in all the Article 9 Collateral securing the payment and performance of the Obligations, (ii) subject to the filings described in Section 3.02(b), a perfected security interest in all Article 9 Collateral in which a security interest may be perfected by filing, recording or registering a financing state- ment or analogous document in the United States (or any political subdivision thereof) and its ter- ritories and possessions pursuant to the Uniform Commercial Code or other applicable law in such jurisdictions and (iii) a security interest that shall be perfected in all Article 9 Collateral in which a security interest may be perfected upon the receipt and recording of the Intellectual Prop- erty Security Agreement with the United States Patent and Trademark Office and the United States Copyright Office, as applicable. The Security Interest is and shall be prior to any other Lien on any of the Article 9 Collateral other than (i) Liens permitted by Section 4.12 of the Inden- ture having priority either by operation of applicable law or (ii) Liens permitted by Section 4.12 of the Indenture which are permitted to have pari passu or senior priority pursuant to the terms of the Indenture. (e) The Grantors own the Article 9 Collateral (or, to each Grantor’s knowledge, in the case of licenses in respect of Intellectual Property, own the right to use such licenses), free and clear of any Lien, other than Permitted Liens. (f) Except as indicated on Schedule IV, none of the Grantors holds any Commercial Tort Claim with a value estimated in good faith by the Issuer to be in excess of $5,000,000 as of the Issue Date. (g) Except as set forth in Schedule V, as of the Issue Date, all Accounts have been originated by the Grantors and all Inventory has been produced or acquired by the Grantors in the ordinary course of business.

-18- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (h) As to itself and its Article 9 Collateral consisting of Intellectual Property (the “Intellectual Property Collateral”), to each Grantor’s actual knowledge: (i) Schedule II sets forth the Intellectual Property Collateral consisting of the Patents that are issued or the subject of a pending application and the Trademarks and Copyrights that are registered or the subject of a pending application, in each case, in the United States Patent and Trademark Office, United States Copyright Office or the equivalents thereof in any other country or jurisdiction, and, in each case, owned by such Grantor as of the date hereof. (ii) The Patents, Trademarks and Copyrights in such Intellectual Property Collateral are subsisting and, solely with respect to the issued Patents and registered Trademarks and registered Copyrights included therein, have not been adjudged invalid or unenforceable in whole or part (except for office actions issued in the ordinary course by the United States Patent and Trademark Office or any similar office in any foreign ju- risdiction), and are valid and enforceable, in each case except as would not reasonably be expected to have a Material Adverse Effect. Such Grantor does not have knowledge of any uses of any item of Intellectual Property Collateral that would be expected to lead to such item becoming invalid or unenforceable, except as would not reasonably be ex- pected to have a Material Adverse Effect. (iii) Such Grantor has made or performed in the ordinary course of such Grantor’s business, acts, including without limitation filings, recordings and payment of fees and taxes, required to maintain and protect its interest in each and every Patent, Trademark and Copyright set forth on Schedule II in full force and effect and such Gran- tor has used proper statutory notice in connection with its use of each Patent, Trademark and Copyright in such Intellectual Property Collateral, in each case, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Ef- fect. (iv) With respect to each IP Agreement the absence, termination or violation of which would, individually or in the aggregate, reasonably be expected to have a Mate- rial Adverse Effect: each such IP Agreement is subsisting, valid and enforceable against the counterparty and is in full force and effect subject to (i) the effects of bankruptcy, in- solvency, moratorium, reorganization, fraudulent conveyance or other similar laws affect- ing creditors’ rights generally, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) implied covenants of good faith and fair dealing. (v) Except as would not reasonably be expected to have a Material Adverse Effect, no Grantor or Intellectual Property Collateral is subject to any outstanding con- sent, settlement, decree, order, injunction, judgment or ruling restricting the use of any Intellectual Property Collateral or that would impair the validity or enforceability of such Intellectual Property Collateral. (i) Schedule VI sets forth a true and complete list of all Deposit Accounts, Securities Accounts and Commodity Accounts maintained by the Grantors, including the name of each in- stitution where each such account is held, the name of each such account, the name of each entity that holds each account and to the extent any such account is an Excluded Account, stating the reason such account is an Excluded Account.

-19- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (j) Such Grantor is not a beneficiary or assignee under any letter of credit, other than the letters of credit described in Schedule VII hereto and additional letters of credit as to which such Grantor has complied with the requirements of Section 3.04(d). Section 3.03 Covenants. (a) Each Grantor agrees to provide written notice to the Collateral Agent within 30 days after any change in (i) its corporate or organization name, (ii) its identity or type of organization or corporate structure, (iii) its organizational identification number (or equivalent), (iv) jurisdiction of for- mation or (v) chief executive office. Each Grantor agrees promptly to provide the Collateral Agent with certified organizational documents reflecting any of the changes described in the immediately preceding sentence. Each Grantor agrees not to effect or permit any change referred to in the first sentence of this paragraph unless all filings have been made, or will have been made within any applicable statutory peri- od, that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all Collateral with the priority required under the Notes Documents for the benefit of the applicable Secured Parties. (b) Each Grantor agrees, at its own expense, (i) to duly file (and in furtherance of this obligation is authorized to file) all financing statements and continuation statements and other in- struments and (ii) to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such further actions as may be necessary or as the Collateral Agent may from time to time reasonably request to preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the ex- ecution and delivery of this Agreement and the granting of the Security Interest and the filing of any fi- nancing statements (including fixture filings) or other documents in connection herewith or therewith. If any and all amounts payable under or in connection with any of the Article 9 Collateral (other than amounts that in the aggregate for such Grantor do not exceed $5,000,000) shall be or become evidenced by any promissory note or other instrument evidencing Debt for borrowed money, then, such note or in- strument shall be promptly pledged and delivered to the Collateral Agent, for the benefit of the Secured Parties, duly endorsed in a manner reasonably satisfactory to the Collateral Agent. (c) Subject to the Intercreditor Agreement and Section 5.17 hereof, after the occur- rence of an Event of Default and during the continuance thereof, the Collateral Agent shall have the right to verify under reasonable procedures the validity, amount, quality, quantity, value, condition and status of, or any other matter relating to, the Article 9 Collateral, including, in the case of Accounts or Article 9 Collateral in the possession of any third person, by contacting Account Debtors or the third person pos- sessing such Article 9 Collateral for the purpose of making such a verification. The Collateral Agent shall have the right to share any information it gains from such inspection or verification with any Secured Par- ty. (d) Subject to the Intercreditor Agreement and Section 5.17 hereof, at its option after the occurrence of an Event of Default and during the continuance thereof, the Collateral Agent may, but is not obligated to, discharge past due taxes, assessments, charges, fees, Liens, security interests or other encumbrances at any time levied or placed on the Article 9 Collateral and not constituting a Permitted Lien, and may pay for the maintenance and preservation of the Article 9 Collateral to the extent any Gran- tor fails to do so as required by the Indenture or this Agreement, and each Grantor jointly and severally agrees to reimburse the Collateral Agent on demand for any reasonable payment made or any reasonable expense incurred by the Collateral Agent pursuant to the foregoing authorization; provided, however, that nothing in this Section 3.03(d) shall be interpreted as excusing any Grantor from the performance of, or imposing any obligation on the Collateral Agent or any Secured Party to cure or perform, any covenants

-20- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 or other promises of any Grantor with respect to taxes, assessments, charges, fees, Liens, security interests or other encumbrances and maintenance as set forth herein or in the other Notes Documents. (e) Each Grantor (rather than the Collateral Agent or any Secured Party) shall remain liable for the observance and performance of all the conditions and obligations to be observed and per- formed by it under each contract, agreement or instrument relating to the Article 9 Collateral. (f) Subject to the Intercreditor Agreement and Section 5.17 hereof, each Grantor ir- revocably makes, constitutes and appoints the Collateral Agent (and all officers, employees, agents or sub-agents designated by the Collateral Agent) as such Grantor’s true and lawful agent (and attorney-in- fact) for the purpose, after the occurrence and during the continuance of an Event of Default, of making, settling and adjusting claims in respect of Article 9 Collateral under policies of insurance, endorsing the name of such Grantor on any check, draft, instrument or other item of payment for the Proceeds of such policies of insurance and for making all determinations and decisions with respect thereto. In the event that any Grantor at any time or times shall fail to obtain or maintain any of the policies of insurance re- quired under the Indenture, the Collateral Agent may, after the occurrence and during the continuation of an Event of Default, without waiving or releasing any obligation or liability of the Grantors hereunder or any Event of Default, in its sole discretion, obtain and maintain such policies of insurance (including by paying premiums with respect thereto) and take any other actions with respect thereto as the Collateral Agent reasonably deems advisable. All sums disbursed by the Collateral Agent in connection with this Section 3.03(f), including reasonable attorneys’ fees, court costs, expenses and other charges relating thereto, shall be payable, upon demand, by the Grantors to the Collateral Agent and shall be additional Obligations secured hereby. Section 3.04 Other Actions. In order to further ensure the attachment, perfection and priority of, and the ability of the Collateral Agent to enforce, for the benefit of the Secured Parties, the Collateral Agent’s Security Interest in the Article 9 Collateral, each Grantor agrees, in each case at such Grantor’s own expense, to take the following actions: (a) Instruments and Tangible Chattel Paper. Subject to the Intercreditor Agreement and Section 5.17 hereof, except with respect to Excluded Instruments, if any Grantor shall at any time hold or acquire any Instruments (other than checks received and processed in the ordinary course of business) or Tangible Chattel Paper evidencing an amount in excess of $5,000,000, such Grantor shall forthwith endorse, assign and deliver the same to the Collateral Agent, accom- panied by such instruments of transfer or assignment duly executed in blank as the Collateral Agent may from time to time reasonably request. (b) Investment Property. Subject to the Intercreditor Agreement and Section 5.17 hereof, except with respect to any Excluded Equity Interests and Excluded Instruments, if any Grantor shall at any time hold or acquire any Certificated Security constituting Pledged Collateral or Article 9 Collateral, such Grantor shall forthwith endorse, assign and deliver the same to the Collateral Agent, accompanied by such instruments of transfer or assignment duly executed in blank as the Collateral Agent may from time to time reasonably specify and in accordance with Section 2.02 hereof. Each Grantor hereby agrees that if any of the Pledged Equity Securities are at any time not evidenced by certificates of ownership, then each applicable Grantor shall, to the extent permitted by applicable law, subject to the Intercreditor Agreement and Section 5.17 here- of, (i) if necessary or desirable to perfect a security interest in such Pledged Equity Securities, cause such pledge to be recorded on the equityholder register or the books of the issuer, execute any customary pledge forms or other documents necessary or appropriate to complete the pledge and give the Collateral Agent the right to transfer such Pledged Equity Securities under the terms

-21- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 hereof, (ii) upon request by the Senior Secured Credit Facilities Collateral Agent, provide to the Collateral Agent an opinion of counsel, in form reasonably satisfactory to the Collateral Agent, confirming such pledge and perfection thereof, and (iii) after the occurrence and during the con- tinuance of any Event of Default, upon request by the Collateral Agent, (A) cause the Organiza- tional Documents of each such issuer that is a Subsidiary of such Grantor to be amended to pro- vide that such Pledged Equity Securities shall be treated as “securities” for purposes of the UCC and (B) cause such Pledged Equity Securities to become certificated and delivered to the Collat- eral Agent in accordance with the provisions of Section 2.02. (c) Commercial Tort Claims. If any Grantor shall at any time hold or acquire a Commercial Tort Claim with a value estimated in good faith by the Issuer to be in excess of $5,000,000, such Grantor shall promptly (but no later than 10 business Days after it first holds or acquires such Commercial Tort Claim) notify the Collateral Agent thereof in a writing signed by such Grantor, including a summary description of such claim, and grant to the Collateral Agent in writing a security interest therein and in the Proceeds thereof, all under the terms and provisions of this Agreement, with such writing to be in form and substance reasonably satisfactory to the Collateral Agent. (d) Letter of Credit Rights. With respect to any Letter of Credit Rights of any Gran- tor relating to any Letter of Credit with a face amount in excess of $5,000,000, such Grantor shall use its commercially reasonable efforts to take all actions necessary to provide the Collateral Agent a first priority perfected security interest in any such Letter of Credit Rights. (e) Deposit Accounts. Each Grantor shall use commercially reasonable efforts to en- ter into and cause the applicable bank to enter into a Deposit Account Control Agreement with the Collateral Agent with respect to each Deposit Account listed in Schedule VI hereof (other than any Excluded Accounts). The Collateral Agent shall have a first priority security interest in each such Deposit Account subject only to Permitted Liens, which security interest is perfected by Control. No Grantor shall hereafter establish and maintain any Deposit Account (other than an Excluded Account) unless (1) it shall have given the Collateral Agent prompt written notice of its intention to establish such new Deposit Account with a bank and (2) such Grantor shall use com- mercially reasonable efforts to cause such bank to promptly (and in any event within thirty (30) days of establishing such Deposit Account) execute and deliver to the Collateral Agent a Deposit Account Control Agreement with respect to such Deposit Account. The Collateral Agent agrees with each Grantor that the Collateral Agent shall not give any instructions directing the disposi- tion of funds from time to time credited to any Deposit Account or withhold any withdrawal rights from such Grantor with respect to funds from time to time credited to any Deposit Account unless an Event of Default has occurred and is continuing. Each Grantor agrees that once the Collateral Agent sends an instruction or notice to a bank exercising its Control over any Deposit Account such Grantor shall not give any instructions or orders with respect to such Deposit Ac- count including, without limitation, instructions for distribution or transfer of any funds in such Deposit Account. No Grantor shall grant Control of any Deposit Account to any person other than the Collateral Agent and the Senior Secured Credit Facilities Collateral Agent unless other- wise permitted under the Indenture. (f) Securities Accounts and Commodity Accounts. Each Grantor shall use commer- cially reasonable efforts to enter into and cause the applicable Securities Intermediary or Com- modity Intermediary to enter into a Control Agreement with the Collateral Agent with respect to each Securities Account or Commodity Account listed in Schedule VI hereto (other than Exclud- ed Accounts). The Collateral Agent shall have a first priority security interest in each such Secu-

-22- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 rities Account and Commodity Account, which security interest is perfected by Control subject only to Permitted Liens. No Grantor shall hereafter establish and maintain any Securities Ac- count or Commodity Account with any Securities Intermediary or Commodity Intermediary un- less (1) it shall have given the Collateral Agent prompt written notice of its intention to establish such new Securities Account or Commodity Account with such Securities Intermediary or Com- modity Intermediary and (2) such Grantor shall use commercially reasonable efforts to cause such Securities Intermediary or Commodity Intermediary, as the case may be, to promptly (and in any event within thirty (30) days of establishing such Securities Account or Commodity Account) du- ly execute and deliver a Control Agreement with respect to such Securities Account or Commodi- ty Account, as the case may be. The Collateral Agent agrees with each Grantor that the Collateral Agent shall not give any Entitlement Orders or instructions or directions to any issuer of uncertif- icated securities, Securities Intermediary or Commodity Intermediary, and shall not withhold its consent to the exercise of any withdrawal or dealing rights by such Grantor, unless an Event of Default has occurred and is continuing or, after giving effect to any such investment and with- drawal rights, would occur. Each Grantor agrees that once the Collateral Agent sends an instruc- tion or notice to a Securities Intermediary or Commodity Intermediary exercising its Control over any Securities Account and Commodity Account such Grantor shall not give any instructions or orders with respect to such Securities Account and Commodity Account including, without limi- tation, instructions for investment, distribution or transfer of any Investment Property or financial asset maintained in such Securities Account or Commodity Account. No Grantor shall grant Control over any Investment Property to any person other than the Collateral Agent and the Sen- ior Secured Credit Facilities Collateral Agent unless otherwise permitted under the Indenture. Section 3.05 Covenants Regarding Patent, Trademark and Copyright Collateral. All refer- ences to Patents, Trademarks, Copyrights and Trade Secrets in this Section 3.05 are referring to Patents, Trademarks, Copyrights and Trade Secrets that are included in the Intellectual Property Collateral. Ex- cept as permitted by the Indenture: (a) Each Grantor agrees that it will not knowingly do any act or omit to do any act (and will exercise commercially reasonable efforts to contractually prohibit its licensees from do- ing any act or omitting to do any act, provided that no Grantor shall be obligated to amend any agreement existing as of the date hereof) whereby any issued Patent that is material to the normal conduct of such Grantor’s business would become prematurely invalidated, abandoned, lapsed or dedicated to the public (except, in each case, to the extent such action or inaction is deemed ad- visable in such Grantor’s reasonable business judgment and except that nothing in this Sec- tion 3.05 shall prohibit such Grantor from asserting such Patent against any other person). (b) Each Grantor will, and will use its commercially reasonable efforts to contractu- ally require its licensees and its sublicensees (provided that no Grantor shall be obligated to amend any agreement existing as of the date hereof to so require) to, for each material registered Trademark necessary to the normal conduct of such Grantor’s business, use commercially rea- sonable efforts to (i) maintain such Trademark in full force free from any adjudication of aban- donment or invalidity for non-use, (ii) maintain the quality of products and services offered under such Trademark, (iii) display such Trademark with notice of federal or foreign registration or claim of trademark or service mark as required under applicable law and (iv) not knowingly use, or knowingly permit its licensees’ use of, such Trademark in violation of any third party rights, except, in the case of (i) and (ii) above, to the extent such action or inaction is deemed advisable in such Grantor’s reasonable business judgment.

-23- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (c) Each Grantor will, and will use its commercially reasonable efforts to cause its licensees and its sublicensees (provided that no Grantor shall be obligated to amend any agree- ment existing as of the date hereof to so cause) to, for each material Copyright necessary to the normal conduct of such Grantor’s business that it publishes, displays and distributes, use a copy- right notice as necessary to establish and preserve its rights under applicable copyright laws. (d) Each Grantor shall promptly notify the Collateral Agent if it has received written notice, other than regular reports with respect to Patents, Trademarks and Copyrights received in the ordinary course of business, that any issued Patent, registered Trademark or registered Copy- right material to the normal conduct of such Grantor’s business may imminently become aban- doned, lapsed or dedicated to the public, in the case of such Patent or Copyright, prior to the end of its statutory term under applicable law, or of any materially adverse determination or develop- ment, excluding office actions and similar determinations or developments in the United States Patent and Trademark Office, United States Copyright Office, any court or any similar office of any country, regarding such Grantor’s ownership of any such material Patent, Trademark or Cop- yright or its right to register or to maintain the same. (e) Subject to Section 3.01(d)(ii), each Grantor, either itself or through any agent, employee, or designee, shall (i) inform the Collateral Agent on an annual basis of each applica- tion by itself, or through any agent, employee, or designee, for any Patent with the United States Patent and Trademark Office and each registration of any Trademark or Copyright with the Unit- ed States Patent and Trademark Office or the United States Copyright Office filed during the pre- ceding twelve-month period, and (ii) promptly thereafter execute and deliver and file with the United States Patent and Trademark Office or United States Copyright Office an IP Agreement with respect thereto and execute and deliver any and all other agreements, instruments, docu- ments and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent’s security interest in such Patent, Trademark, or Copyright; provided that so long as the Senior Secured Credit Facilities Collateral Agent is the Applicable Authorized Representative (as defined in the Intercreditor Agreement) at the time the Grantor informs the Collateral Agent of any application pursuant to clause (i), the Grantor will only be required to execute and deliver and file with the United States Patent and Trademark Office or United States Copyright Office an IP Agreement with respect to such application pursuant to clause (ii) if the Senior Secured Credit Facilities Collateral Agent has requested that the Grantor make such a filing pursuant to the Cred- it Agreement Security Agreement. (f) Each Grantor shall exercise its reasonable business judgment in any proceeding before the United States Patent and Trademark Office, the United States Copyright Office or any comparable office or agency in any other country or jurisdiction with respect to (i) maintaining and pursuing each application relating to any Patent, Trademark and/or Copyright (and obtaining the relevant grant or registration) material to the normal conduct of the such Grantor’s business, and (ii) maintaining any registration or issuance of each Patent, Trademark, and Copyright that is material to the normal conduct of such Grantor’s business, including, when applicable and neces- sary in such Grantor’s reasonable business judgment, timely filings of applications for renewal, affidavits of use, affidavits of incontestability and payment of maintenance fees, and, if any Gran- tor believes necessary in its reasonable business judgment, to initiate opposition, interference and cancellation proceedings against third parties. (g) In the event that any Grantor receives written notice that any Article 9 Collateral consisting of a Patent, Trademark, Copyright or Trade Secret material to the normal conduct of its business has been materially infringed, misappropriated or diluted by a third party, such Grantor

-24- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 shall, if such Grantor deems it necessary in its reasonable business judgment, promptly take ac- tions to stop such infringement, misappropriation or dilution and protect its rights in such Patent, Trademark, Copyright, or Trade Secret, including, but not limited to, the initiation of a suit for in- junctive relief and to recover damages, in each case, to the extent it deems reasonably appropriate under the circumstances. (h) Each Grantor shall exercise its reasonable business judgment in protecting the secrecy of all Trade Secrets owned by such Grantor that are material to the normal conduct of such Grantor’s business, including, without limitation, if such Grantor deems it necessary in its reasonable business judgment, entering into confidentiality agreements with employees and con- sultants and labeling and restricting access to secret information and documents. ARTICLE IV. REMEDIES Section 4.01 Remedies Upon Default. Upon the occurrence and during the continuance of an Event of Default, each Grantor agrees to deliver each item of Collateral to the Collateral Agent on de- mand, and it is agreed that the Collateral Agent shall have the right, subject to applicable law, the Inter- creditor Agreement and Section 5.17 hereof, to take any of or all the following actions at the same or dif- ferent times: (a) with respect to any Article 9 Collateral consisting of Intellectual Property, on demand, to cause the Security Interest to become an assignment, transfer and conveyance of any of or all such Arti- cle 9 Collateral by the applicable Grantors to the Collateral Agent, or, for the purpose of enabling the Collateral Agent, during the continuance of an Event of Default, to exercise rights and remedies under Section 4.01 hereof at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, each Grantor hereby grants to the Collateral Agent, an irrevoca- ble (but solely during the continuance of an Event of Default), non-exclusive world-wide license (exercis- able without payment of royalty or other compensation to such Grantor), subject, in the case of Trade- marks, to any quality standards and quality control practices in effect by each applicable Grantor, with respect to its Trademarks and sufficient to avoid the risk of invalidation or dilution of such Trademarks, to use, license or sublicense any of the Intellectual Property now owned or hereafter acquired, developed or created by such Grantor, wherever the same may be located; provided, that such license shall include ac- cess to all media in which any of the licensed items may be recorded or stored and to all computer pro- grams used for the compilation or printout hereof; provided, further, that the Collateral Agent shall retain the confidentiality of any Trade Secrets licensed under this Section 4.01 consistent with the practices in effect by each applicable Grantor, with respect to its confidential information, immediately prior to such Event of Default; provided, further, that for the avoidance of doubt, notwithstanding any subsequent cure of an Event of Default, any license, sublicense or other transaction entered into by the Collateral Agent in accordance herewith shall be binding upon the Grantors until the termination of this Agreement pursuant to Section 5.15; and (b) to take possession of the Collateral and without liability for trespass to the appli- cable Grantor to enter any premises where the Collateral may be located for the purpose of taking posses- sion of, removing or selling the Collateral and, generally, to exercise any and all rights afforded to a se- cured party under the applicable Uniform Commercial Code or other applicable law and in furtherance of the foregoing, each Grantor hereby grants to the Collateral Agent, for the purpose of enabling the Collat- eral Agent to exercise rights and remedies during the continuance of an Event of Default, an irrevocable license (without payment of rent or other compensation to such Grantor) to use, operate and occupy all real property owned, operated, leased, subleased or otherwise occupied by such Grantor. Without limit- ing the generality of the foregoing rights and remedies, each Grantor agrees that the Collateral Agent shall have the right, subject to the mandatory requirements of applicable law (including the Uniform Commer-

-25- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 cial Code), to sell or otherwise dispose of all or any part of the Collateral at a public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery as the Col- lateral Agent shall deem appropriate. The Collateral Agent shall be authorized in connection with any sale of a security (if it deems it advisable to do so) pursuant to the foregoing to restrict the prospective bidders or purchasers to persons who represent and agree that they are purchasing such security for their own account, for investment, and not with a view to the distribution or sale thereof. Upon consummation of any such sale of Collateral pursuant to this Section 4.01, the Collateral Agent shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such pur- chaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of any Grantor, and each Grantor hereby waives and releases (to the extent permitted by law) all rights of redemption, stay, valuation and appraisal that such Grantor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. The Collateral Agent shall give the Issuer and each applicable Grantor not less than ten (10) Business Days’ prior written notice (which each Grantor agrees is reasonable notice within the mean- ing of Section 9-611 of the New York UCC or its equivalent in other jurisdictions) of the Collateral Agent’s intention to make any sale of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker’s board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or por- tion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix and state in the notice of such sale. The Collateral, or the portion thereof, to be sold at any such sale may be sold in one lot as an entirety or in separate parcels in the Collateral Agent’s own right or by one or more agents and contractors, upon any premises owned, leased, or occupied by any Grantor and the Col- lateral Agent and any such agent or contractor, in conjunction with any such sale, may augment the In- ventory to be sold with other goods (all of which other goods shall remain the sole property of the Collat- eral Agent or such agent or contractor), all as the Collateral Agent may (in its sole and absolute discre- tion) determine. The Collateral Agent shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In the case of any sale of all or any part of the Collateral made on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the sale price is paid by the purchaser or purchasers thereof, but the Collateral Agent shall not incur any liability in the event that any such purchaser or pur- chasers shall fail to take up and pay for the Collateral so sold and, in the case of any such failure, such Collateral may be sold again upon notice given in accordance with provisions above. At any public (or, to the extent permitted by law, private) sale made pursuant to this Section 4.01, any Secured Party may bid for or purchase, free (to the extent permitted by law) from any right of redemption, stay, valuation or appraisal on the part of any Grantor (all such rights being also hereby waived and released to the extent permitted by law), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to such Secured Party from any Grantor as a credit against the purchase price, and such Secured Party may, upon compliance with the terms of sale, hold, retain and dispose of such property in accordance with Section 4.02 hereof without further accountability to any Grantor therefor. As an alternative to exercising the power of sale herein conferred upon it, the Collateral Agent may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having compe- tent jurisdiction or pursuant to a proceeding by a court-appointed receiver. Any sale pursuant to the pro- visions of this Section 4.01 shall be deemed to conform to the commercially reasonable standards as pro- vided in Section 9-610(b) of the New York UCC or its equivalent in other jurisdictions.

-26- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Section 4.02 Application of Proceeds. (a) The Collateral Agent shall, subject to the terms of the Intercreditor Agreement or any other intercreditor agreement to which the Collateral Agent is party in respect of the Obligations, promptly apply the proceeds, moneys or balances of any collection or sale of Collateral, as well as any Collateral consisting of cash, in the following order of priority: first to amounts owing to the Collateral Agent in its capacity as such in accordance with the terms of the Indenture and to amounts owing to the Trustee in its capacity as such in accordance with the Indenture; second to the payment in full of the Ob- ligations (the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the respective amount of the Obligations owed to them on the date of any such distribution); and third after payment in full in cash of the amounts specified in clauses first through second, subject to the terms of the Intercreditor Agreement, any other intercreditor agreement to which the Collateral Agent is party in respect of the Obligations or any other Collateral Document, to the Issuer or as the Issuer shall direct. (b) If any payment to any Secured Party pursuant to this Section 4.02 of its pro rata share of any distribution would result in overpayment to such Secured Party, such excess amount shall instead be distributed in respect of the unpaid Obligations of the other Secured Parties, with each Secured Party whose Obligations have not been paid in full to receive an amount equal to such excess amount multiplied by a fraction the numerator of which is the unpaid Obligations of such Secured Party and the denominator of which is the unpaid Obligations of all Secured Parties entitled to such distribution. (c) All payments required to be made hereunder shall be made to the Collateral Agent for the account of such Secured Parties or as the Collateral Agent may otherwise direct in accord- ance with the Notes Documents. (d) [Reserved]. (e) Subject to the other limitations (if any) set forth herein and in the other Notes Documents, it is understood that the Grantors shall remain liable to the extent of any deficiency between the amount of the proceeds of the Collateral and the aggregate amount of the Obligations of the Grantors. (f) It is understood and agreed by each Grantor that the Collateral Agent shall have no liability for any determinations made by it in this Section 4.02 except to the extent that any of the fore- going are found by a final and nonappealable decision of a court of competent jurisdiction to have result- ed from its own bad faith, gross negligence or willful misconduct. Each Grantor also agrees that the Col- lateral Agent may (but shall not be required to), at any time and in its sole discretion, and with no liability resulting therefrom, petition a court of competent jurisdiction regarding any application of Collateral in accordance with the requirements hereof and of the Intercreditor Agreement (or any other intercreditor agreement to which the Collateral Agent is party in respect of the Obligations), and the Collateral Agent shall be entitled to wait for, and may conclusively rely on, any such determination. Section 4.03 Securities Act, Etc. In view of the position of the Grantors in relation to the Pledged Collateral, or because of other current or future circumstances, a question may arise under the Securities Act of 1933, as now or hereafter in effect, or any similar federal statute hereafter enacted anal- ogous in purpose or effect (such Securities Act and any such similar statute as from time to time in effect being called the “Federal Securities Laws”) with respect to any disposition of the Pledged Collateral permitted hereunder. Each Grantor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Collateral Agent if the Collateral Agent were to attempt to dispose of all or any part of the Pledged Collateral, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Collateral could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Collateral Agent in any attempt to dispose of all or part of the Pledged Collateral under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. Each Grantor acknowledges and agrees that in light of such restrictions and limitations, the Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Collateral or part thereof shall have been filed under the Federal Securities Laws or, to the extent applicable, Blue Sky or other state securities laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. Each Grantor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Collateral at a price that the Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 4.03 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Collateral Agent sells.

Section 4.04 Limitation of Enforcement Proceeds. If, and to the extent, the Collateral created by a Grantor incorporated in Switzerland (the "**Swiss Grantor**") under this Agreement is enforced for obligations of any Grantor (other than the wholly owned direct or indirect subsidiaries of the Swiss Grantor) (the "**Restricted Obligations**") and the use of the proceeds of such enforcement would constitute a repayment of capital (*Einlagerückgewähr*), a violation of the legally protected reserves (*gesetzlich geschützte Reserven*) or the payment of a (constructive) dividend (*Gewinnausschüttung*) by the Swiss Grantor or would otherwise be restricted under Swiss law and practice then applicable, the use of the proceeds of such enforcement shall not exceed the amount of the Swiss Grantor's freely disposable equity in accordance with Swiss law (the "**Freely Disposable Amount**"). This limitation shall only apply to the extent it is a requirement under applicable law at the time of enforcement. Such limitation shall not free the Swiss Grantor from its obligations in excess of the Freely Disposable Amount, but merely postpone the performance date thereof until such times as performance is again permitted under then applicable law. The Freely Disposable Amount of shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the Swiss Grantor on the basis of an interim audited balance sheet as of that time..

The Swiss Grantor shall, and any holding company of the Swiss Grantor which is a party to a Notes Document shall procure that such Swiss Grantor will take and cause to be taken any action as soon as reasonably practicable but in any event within 30 Business Days from the request of the Collateral Agent, including, without limitation, the following:

(a) the passing of any shareholders' resolutions to approve the payment or other performance under this Agreement or any other Notes Document or the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of this Agreement or any other Notes Document or the security interest in order to allow a prompt use of the enforcement proceeds;

(b) preparation of up-to-date audited balance sheet of the Swiss Grantor;

(c) confirmation of the auditors of the Swiss Grantor that the relevant amount represents the Freely Disposable Amount;

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-28- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (d) conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law); (e) revaluation of hidden reserves (to the extent permitted by mandatory Swiss law); (f) to the extent permitted by applicable law, Swiss accounting standards and this Agreement or any other Notes Document, (i) write-up or realize any of its assets that are shown in its bal- ance sheet with a book value that is significantly lower than the market value of the assets, in case of real- ization, however, only if such assets are not necessary for the Swiss Grantor's business (nicht be- triebsnotwendig), and (ii) reduce its share capital to the minimum allowed under then applicable law, pro- vided that such steps are permitted under this Agreement and the Notes Documents; and (g) all such other measures reasonably necessary or useful to allow the Swiss Gran- tor to use enforcement proceeds as agreed hereunder with a minimum of limitations. In respect of Restricted Obligations, at the time of enforcement under this Agreement or any other Notes Document, the Swiss Grantor shall, if and to the extent required by applicable law (in- cluding tax treaties) in force at the relevant time: (a) procure that proceeds of any enforcement can be used to discharge Restricted Obligations without deduction of Swiss Withholding Tax by discharging the liability to such tax by noti- fication pursuant to applicable law rather than payment of the tax; (b) if the notification procedure pursuant to sub-paragraph (a) above does not apply, deduct the Swiss Withholding Tax at such rate (currently 35% at the date of this Agreement) as is in force from time to time from any such enforcement proceeds used to discharge Restricted Obligations; or de- duct Swiss withholding tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to sub-paragraph (a) above does not apply, and pay, without delay, any such taxes deducted to the Swiss Federal Tax Administration; (c) promptly give written notification to the Collateral Agent that such notification or, as the case may be, deduction has been made, and provide the Collateral Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and (d) in the case of a deduction of Swiss Withholding Tax, use its best efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction, (i) request a refund of the Swiss Withholding Tax under applicable law (in- cluding tax treaties), and (ii) pay to the Collateral Agent upon receipt any amount so refunded. To the extent the Swiss Grantor is required to deduct Swiss Withholding Tax pursuant to this Agreement or any other Notes Document, and if the Freely Disposable Amount is not fully utilized, the Swiss Grantor will be required to pay, directly or by way of use of the proceeds of enforcement, an additional amount so that after making any required deduction of Swiss Withholding Tax the aggregate net amount paid to the Collateral Agent, directly or by way of use of the proceeds of enforcement, is equal to the amount which would have been paid if no deduction of Swiss Withholding Tax had been re- quired, provided that the aggregate amount paid (including the additional amount) shall in any event be

-29- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 limited to the Freely Disposable Amount. If a refund is made to a Secured Party, such Secured Party shall transfer the refund so received to the Swiss Grantor, subject to any right of set-off of such Secured Party pursuant to this Agreement or any other Notes Document. ARTICLE V. MISCELLANEOUS Section 5.01 Notices. All communications and notices hereunder shall (except as otherwise permitted herein) be in writing and given as provided in Section 13.01 of the Indenture. All communica- tions and notices hereunder to any Guarantor shall be given to it in care of the Issuer, with such notice to be given as provided in Section 13.01 of the Indenture. Section 5.02 Security Interest Absolute. All rights of the Collateral Agent hereunder, the Se- curity Interest in the Article 9 Collateral, the security interest in the Pledged Collateral and all obligations of each Grantor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Indenture, any other Notes Document, any agreement with respect to any of the Ob- ligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Indenture, any other Notes Document or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations or (d) subject only to termination or release of a Grantor’s obligations hereunder in accordance with the terms of Section 5.15 hereof, any other circum- stance that might otherwise constitute a defense available to, or a discharge of, any Grantor in respect of the Obligations or this Agreement (other than a defense of payment or performance). Section 5.03 Limitation By Law. All rights, remedies and powers provided in this Agreement may be exercised only to the extent that the exercise thereof does not violate any applicable provision of law, and all the provisions of this Agreement are intended to be subject to all applicable mandatory provi- sions of law that may be controlling and to be limited to the extent necessary so that they shall not render this Agreement invalid, unenforceable, in whole or in part, or not entitled to be recorded, registered or filed under the provisions of any applicable law. Section 5.04 Binding Effect; Several Agreement. This Agreement shall become effective as to any party to this Agreement when a counterpart hereof executed on behalf of such party shall have been delivered to the Collateral Agent and a counterpart hereof shall have been executed on behalf of the Col- lateral Agent, and thereafter shall be binding upon such party and the Collateral Agent and their respec- tive permitted successors and assigns, and shall inure to the benefit of such party, the Collateral Agent and the other Secured Parties and their respective permitted successors and assigns, except that no party shall have the right to assign or transfer its rights or obligations hereunder or any interest herein or in the Collateral (and any such assignment or transfer shall be void) except as expressly contemplated by this Agreement or by the Indenture. This Agreement shall be construed as a separate agreement with respect to each Grantor and may be amended, modified, supplemented, waived or released with respect to any Grantor without the approval of any other Grantor and without affecting the obligations of any other Grantor hereunder. Section 5.05 Successors and Assigns. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party, and all covenants, promises and agreements by or on behalf of any Grantor or the Collateral Agent that

-30- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 are contained in this Agreement shall bind and inure to the benefit of their respective permitted successors and assigns. The Collateral Agent hereunder shall at all times be the same person that is the Collateral Agent under the Indenture. Upon the acceptance of any appointment as the Collateral Agent under the Indenture by a successor Collateral Agent, that successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent pursuant hereto. Section 5.06 Trustee’s and Collateral Agent’s Fees and Expenses; Indemnification. The par- ties hereto agree that the Trustee and the Collateral Agent shall be entitled to (i) reimbursement of their respective expenses incurred hereunder and (ii) indemnification for losses, claims, damages, liabilities and related expenses incurred or asserted, arising out of, in connection with or as a result of this Agree- ment, in each case, as and to the extent provided in Section 7.07 of the Indenture and the provisions of Section 7.07 of the Indenture shall be incorporated by reference herein and apply to each Grantor mutatis mutandis. This Section 5.06 shall survive the termination of this Agreement and the resignation or re- moval of the Collateral Agent. Section 5.07 Collateral Agent Appointed Attorney-in-Fact. Each Grantor hereby appoints the Collateral Agent the attorney-in-fact of such Grantor for the purpose, after the occurrence and during the continuance of an Event of Default, of carrying out the provisions of this Agreement and taking any ac- tion and executing any instrument that the Collateral Agent may deem necessary to accomplish the pur- poses hereof, which appointment is irrevocable and coupled with an interest. The Collateral Agent shall have the right, upon the occurrence and during the continuance of an Event of Default, with full power of substitution either in the Collateral Agent’s name or in the name of such Grantor, (a) to receive, endorse, assign or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of pay- ment relating to the Collateral or any part thereof, (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Collateral, (c) to ask for, demand, sue for, collect, receive and give acquittance for any and all moneys due or to become due under and by virtue of any Col- lateral, (d) to sign the name of any Grantor on any invoice or bill of lading relating to any of the Collat- eral, (e) to send verifications of Accounts to any Account Debtor, (f) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or oth- erwise realize on all or any of the Collateral or to enforce any rights in respect of any Collateral, (g) to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Collateral, (h) to notify, or to require any Grantor to notify, Account Debtors to make payment direct- ly to the Collateral Agent, and (i) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement, as fully and completely as though the Collateral Agent were the abso- lute owner of the Collateral for all purposes; provided that nothing herein contained shall be construed as requiring or obligating the Collateral Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Collateral Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to be- come due in respect thereof or any property covered thereby. The Collateral Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their officers, directors, employees or agents shall be respon- sible to any Grantor for any act or failure to act hereunder, except for their own gross negligence, bad faith or willful misconduct as found by final and nonappealable decision of a court of competent jurisdic- tion. Section 5.08 APPLICABLE LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

-31- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Section 5.09 Waivers; Amendment. (a) No failure or delay by the Collateral Agent or any Secured Party in exercising any right, power or remedy hereunder or under any other Notes Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy, or any abandonment or discontinuance of steps to enforce such a right, power or remedy, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of the Col- lateral Agent and the Secured Parties hereunder and under the other Notes Documents are cumulative and are not exclusive of any rights, powers or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any Grantor therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 5.09, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Collateral Agent and the Grantor or Grantors with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Article 9 of the Indenture. Section 5.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10. Section 5.11 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Notes Document should be held invalid, illegal or unenforceable in any re- spect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotia- tions to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. Section 5.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 5.04 hereof. Delivery of an executed counter- part to this Agreement by facsimile or any other electronic transmission (e.g., “PDF” or “TIF”) shall be as effective as delivery of a manually signed original. Section 5.13 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement. Section 5.14 Jurisdiction; Consent to Service of Process. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for it- self and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York County (collectively, “New York Courts”), in any action

-32- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 or proceeding arising out of or relating to this Agreement or the other Notes Documents, or for recogni- tion or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditional- ly agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding re- lating to this Agreement or any of the other Notes Documents in the courts of any jurisdiction, except that each of the Grantors agrees that (i) it will not bring any such action or proceeding in any court other than New York Courts (it being acknowledged and agreed by the parties hereto that any other forum would be inconvenient and inappropriate), and (ii) in any such action or proceeding brought against any Grantor in any other court, it will not assert any cross-claim, counterclaim or setoff, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Grantor from asserting or seeking the same in the New York Courts. (b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Notes Documents in any New York State or federal court (other than with respect to actions by the Col- lateral Agent in respect of rights under this Agreement governed by laws other than the laws of the State of New York or with respect to any Collateral subject thereto). Each of the parties hereto hereby irrevo- cably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the mainte- nance of such action or proceeding in any such court. (c) Each party hereto hereby irrevocably and unconditionally agrees that service of process in any such action or proceeding may be effected by delivering by registered or certified mail (or substantially similar form of mail), postage prepaid, return receipt requested, a copy of such process to the applicable party at its address provided in accordance with Section 13.01 of the Indenture. (d) Each party hereto irrevocably and unconditionally agrees that the Collateral Agent retains the right to serve process in any other manner permitted by law or to bring proceedings against any Grantor in the courts of any other jurisdiction in connection with the exercise of any rights under this Agreement or the enforcement of any judgment. Without limiting the foregoing, each Grantor hereby agrees that service of process may be effected on the agent for service of process designated in the Indenture for such Grantor, in the manner provided in Section 13.16 of the Indenture. Section 5.15 Termination or Release. (a) The Liens securing any Obligations will be released, in whole or in part, as pro- vided in Section 12.03 of the Indenture. (b) In connection with any termination or release pursuant to paragraph (a) of this Section 5.15, the Collateral Agent shall, in each case, at such Grantor’s expense, (i) execute and deliver to any Grantor, and make any filing of, all documents that such Grantor shall reasonably request to evidence such termination or release (including, without limitation, making any filings (such as filings of Uniform Commercial Code termination statements or releases in the United States Patent and Trademark Office or Copyright Office)), (ii) duly assign and transfer to such Grantor such of the Pledged Collateral that may be in the possession of the Collateral Agent and has not theretofore been sold or otherwise applied or re- leased pursuant to this Agreement and (iii) take any other action reasonably requested or demanded to effectuate such release (including making any filing); provided that the Collateral Agent shall not be re-

-33- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 quired to take any action under this Section 5.15(b) unless such Grantor shall have delivered to the Col- lateral Agent together with such request, which may be incorporated into such request, (1) a reasonably detailed description of the Collateral, which in any event shall be sufficient to effect the appropriate ter- mination or release without causing the release of any other Collateral and (2) a certificate of an Author- ized Officer of the Issuer or such Grantor certifying that the transaction giving rise to such termination or release is permitted by the Indenture and was, or will concurrently with the release be, consummated in compliance with the Notes Documents. Any execution and delivery of documents pursuant to this Sec- tion 5.15 shall be without recourse to or warranty by the Collateral Agent. Section 5.16 Additional Subsidiaries. Upon execution and delivery by the Collateral Agent and any Subsidiary that is required to become a party hereto by Section 4.15 of the Indenture of an in- strument in substantially the form of Exhibit I hereto (or in such other form reasonably satisfactory to the Collateral Agent), such Subsidiary shall become a Guarantor hereunder with the same force and effect as if originally named as a Guarantor on the date hereof. The execution and delivery of any such instrument shall not require the consent of any other party to this Agreement. The rights and obligations of each par- ty to this Agreement shall remain in full force and effect notwithstanding the addition of any new party to this Agreement. Section 5.17 Conflicts; Intercreditor Agreement. Notwithstanding anything herein to the con- trary, the exercise of any right or remedy by the Collateral Agent hereunder is subject to the limitations and provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the In- tercreditor Agreement and the terms of this Agreement, the terms of the Intercreditor Agreement shall govern and control. Notwithstanding anything herein to the contrary, so long as the Intercreditor Agree- ment is outstanding, the requirements of this Agreement to deliver Collateral and any certificates, instru- ments or documents in relation thereto to the Collateral Agent shall be deemed satisfied by delivery of such Collateral and such certificates, instruments or documents in relation thereto to the Applicable Au- thorized Representative (as defined in the Intercreditor Agreement) (as bailee for the Collateral Agent) as provided in the Intercreditor Agreement. Section 5.18 Delivery to Collateral Agent Generally. To the extent any information, agree- ment, certificates or other document to be delivered or provided to the Collateral Agent under this Agreement has to be satisfactory to the Collateral Agent, any information, agreement, certificates or other document substantially similar in form and substance to any corresponding information, agreement, cer- tificates or other document delivered to the Senior Secured Credit Facilities Collateral Agent shall be deemed to be reasonably satisfactory to the Collateral Agent. The Collateral Agent shall not be required to make any request hereunder without the instructions of the holder of the Obligations in accordance with Section 12.09 of the Indenture. Section 5.19 Concerning the Collateral Agent. Section 12.09 of the Indenture concerning the Collateral Agent is incorporated herein mutatis mutandis, except that references therein to (i) “Holders” shall be references herein to “Secured Parties” and (ii) “Issuer” and “Guarantor” shall be references here- in to “Grantor” as context dictates. Section 5.20 Swedish Limitation. In relation to any Grantor incorporated in Sweden, its obli- gations and liabilities under this Agreement shall be limited if required by the mandatory provisions of the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)) (the “Swedish Companies Act”) regulat- ing unlawful distribution of assets and transfer of value (Chapter 17, Sections 1-4), and it is understood that the obligations and liabilities of any Grantor incorporated in Sweden under this Agreement only ap- ply to the extent permitted by the above mentioned provisions of the Swedish Companies Act.

-34- CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Section 5.21 English Limitation. Notwithstanding anything to the contrary herein, no assets which are subject to a security interest granted under any English Security Agreement shall be subject to any security interest created hereunder. Section 5.22 Irish Limitation. Notwithstanding anything to the contrary herein, (i) no assets which are subject to a security interest granted under any Irish Pledge and Security Agreement shall be subject to any security interest created hereunder and (ii) the aggregate liability under this Agreement of any Guarantor incorporated in Ireland shall be limited to the extent that it would be prohibited by Section 239 of the Irish Companies Act 2014 or would result in the liability constituting unlawful financial assis- tance within the meaning of Section 82 of the Irish Companies Act 2014. Section 5.23 Dutch Limitation. Notwithstanding anything to the contrary herein, no security interest granted hereunder shall apply to any liability of any Dutch Domiciled Grantor to the extent it would constitute unlawful Financial Assistance. [Signature Page Follows]

Signature Page to Pledge and Security Agreement CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written. CONCORDIA INTERNATIONAL CORP. By: Name: Title: CONCORDIA LABORATORIES INC., S.à r.l., a so- ciété à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200376 By: Name: Title: CONCORDIA PHARMACEUTICALS INC., S.à r.l., a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200344 By: Name: Title: CONCORDIA FINANCING (JERSEY) LIMITED By: Name: Title: CONCORDIA INVESTMENTS (JERSEY) LIMITED By: Name: Title:

Signature Page to Pledge and Security Agreement CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 CONCORDIA HOLDINGS (JERSEY) LIMITED By: Name: Title: CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED By: Name: Title:

Signature Page to Pledge and Security Agreement CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 U.S. BANK NATIONAL ASSOCIATION, as Collateral Agent By: ______________________________ Name: Damien Dailey Title: Assistant Vice President

Exhibit I
to Security Agreement

SUPPLEMENT NO. ____ dated as of __________ (this "**Supplement**"), to the Pledge and Security Agreement dated as of October 13, 2016 (as amended, restated, supplemented, waived or otherwise modified from time to time, the "**Security Agreement**"), among each Grantor from time to time party thereto and U.S. Bank National Association, as collateral agent (in such capacity and any successor in such capacity, the "**Collateral Agent**") for the Secured Parties (as defined therein).

A. Reference is made to (i) the Indenture dated as of October 13, 2016, (as amended, restated, supplemented, waived or otherwise modified from time to time, the "**Indenture**"), among the Issuer, certain Subsidiaries of the Issuer party thereto as Guarantors from time to time and U.S. Bank National Association, as Trustee and Collateral Agent and (ii) the Supplemental Indenture dated as of __________ entered into by the undersigned Subsidiary (the "**New Subsidiary**") as required by Section 4.15 of the Indenture.

B. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture and the Security Agreement.

C. The Grantors have entered into the Security Agreement pursuant to the requirements of the Indenture. Section 5.16 of the Security Agreement provides that additional subsidiaries may become Guarantors under the Security Agreement by execution and delivery of an instrument in the form of this Supplement. The New Subsidiary is executing this Supplement in accordance with the requirements of the Indenture to become a Guarantor under the Security Agreement as required under the Indenture.

Accordingly, the Trustee, the Collateral Agent and the New Subsidiary agree as follows:

SECTION 1. In accordance with Section 5.16 of the Security Agreement, the New Subsidiary by its signature below becomes a Grantor under the Security Agreement and agrees to be bound by all terms, covenants and conditions thereunder with the same force and effect as if originally named therein as a Grantor and the New Subsidiary hereby (a) agrees to all the terms, covenants and provisions of the Security Agreement applicable to it as a Grantor thereunder and (b) represents and warrants that (i) with respect to representations and warranties made by it under the Security Agreement that are not qualified by materiality, such representations and warranties are true and correct in all material respects, and (ii) with respect to the representations and warranties made by it under the Security Agreement that are qualified by materiality, such representations and warranties are true and correct in all respects, in each case, on and as of the date hereof. In furtherance of the foregoing, the New Subsidiary, as security for the payment and performance in full of the Obligations (as defined in the Security Agreement) when due (whether at stated maturity, by acceleration or otherwise), does hereby create, grant and pledge to the Collateral Agent, for the benefit of the Secured Parties, a security interest in and Lien on all the New Subsidiary's right, title and interest in and to the Collateral (as defined in the Security Agreement) of the New Subsidiary and expressly assumes all obligations and liabilities of a Grantor under the Security Agreement. Each reference to a "Grantor" or "Grantor" in the Security Agreement shall be deemed to include the New Subsidiary. The Security Agreement is hereby incorporated herein by reference.

SECTION 2. The New Subsidiary represents and warrants to the Trustee and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other sim-

Exhibit I-1
CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10

Exhibit I-2 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 ilar laws affecting creditors’ rights generally, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) implied covenants of good faith and fair dealing. SECTION 3. This Supplement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract. This Supplement shall become effective when (a) the Collateral Agent shall have received a counterpart of this Supplement that bears the signature of the New Subsidiary and (b) the Collateral Agent has exe- cuted a counterpart hereof. SECTION 4. The New Subsidiary hereby represents and warrants that (a) set forth on Schedule I attached hereto is a true and correct schedule of all the Pledged Collateral of the New Sub- sidiary as of the date hereof, (b) set forth on Schedule II attached hereto is a true and correct schedule of all of the material issued Patents, registered Trademarks and registered Copyrights of the New Subsidiary as of the date hereof, (c) set forth on Schedule III attached hereto is a true and correct schedule of all Commercial Tort Claims of the New Subsidiary individually in excess of $5,000,000 as of the date here- of, (d) set forth on Schedule IV attached hereto, is the true and correct legal name of the New Subsidiary, its jurisdiction of formation and the location of its chief executive office , (e) except as set forth in Sched- ule V, all Accounts of the New Subsidiary have been originated by the New Subsidiary and all Inventory has been produced or acquired by the New Subsidiary in the ordinary course of business, (f) set forth in Schedule VI is a true and complete list of all Deposit Accounts, Securities Accounts and Commodity Accounts maintained by the New Subsidiary, including the name of each institution where each such ac- count is held, the name of each such account, the name of each entity that holds each account and to the extent any such account is an Excluded Account, stating the reason such account is an Excluded Account and (g) set forth on Schedule VII attached hereto is a true and correct schedule of all Letter of Credit Rights of the New Subsidiary relating to Letters of Credit with a face amount in excess of $5,000,000 as of the date hereof. SECTION 5. Except as expressly supplemented hereby, the Security Agreement shall remain in full force and effect. SECTION 6. THIS SUPPLEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. SECTION 7. In the event any one or more of the provisions contained in this Supple- ment should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceabil- ity of the remaining provisions contained herein and in the Security Agreement shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. SECTION 8. All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the Security Agreement. SECTION 9. The New Subsidiary agrees to reimburse the Collateral Agent for its rea- sonable and documented out-of-pocket expenses in connection with this Supplement, including the rea- sonable and documented fees, disbursements and other charges of counsel for the Collateral Agent. IN WITNESS WHEREOF, the New Subsidiary and the Collateral Agent have duly exe- cuted this Supplement to the Security Agreement as of the day and year first above written.

Exhibit I-3 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 [Name of New Subsidiary] By: ______________________________ Name: Title:

Exhibit I-4 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 U.S. BANK NATIONAL ASSOCIATION, as Collateral Agent By: ______________________________ Name: Title:

Schedule I-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Schedule I to Supplement No. ___ to the Security Agreement Pledged Collateral of the New Subsidiary PLEDGED EQUITY SECURITIES Name of Issuer Registered Owner Number and Class of Pledged Equity Security Number of Issuer Certificate (if applicable) Percentage of Equity Interests PLEDGED DEBT SECURITIES Holder Issuer Principal Amount Date of Pledged Debt Security Maturity Date

Schedule II-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Schedule II to Supplement No. ___ to the Security Agreement PATENTS, TRADEMARKS AND COPYRIGHTS

Schedule III-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Schedule III to Supplement No. ___ to the Security Agreement COMMERCIAL TORT CLAIMS

Schedule IV-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Schedule IV to Supplement No. ___ to the Security Agreement LEGAL NAME, JURISDICTION OF FORMATION AND ADDRESS

Schedule V-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Schedule V to Supplement No. ___ to the Security Agreement MATTERS RELATING TO ACCOUNTS AND INVENTORY

Schedule VI-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Schedule VI to Supplement No. ___ to the Security Agreement DEPOSIT ACCOUNTS, SECURITIES ACCOUNTS AND COMMODITY ACCOUNTS

Schedule VII-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Schedule VII to Supplement No. ___ to the Security Agreement LETTER OF CREDIT RIGHTS

Exhibit II-1 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 Exhibit II to Security Agreement [FORM OF] INTELLECTUAL PROPERTY SECURITY AGREEMENT This INTELLECTUAL PROPERTY SECURITY AGREEMENT (this “IP Security Agreement”) dated October 13, 2016, is made by the persons listed on the signature pages hereof (collec- tively, the “Grantors”) in favor of U.S. Bank National Association, acting through one or more of its branches or any Affiliate thereof, as collateral agent (in such capacity and any successor in such capacity, the “Collateral Agent”) for the Secured Parties (as defined in the Indenture referred to below). Capital- ized terms used in this IP Security Agreement and not otherwise defined herein have the respective mean- ings assigned thereto in the Indenture (as defined below). WHEREAS, the Grantors have entered into that certain Indenture, dated as of Octo- ber 13, 2016 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), with Concordia International Corp., a corporation incorporated under the laws of the Province of Ontario (the “Issuer”), the Guarantors party thereto from time to time and U.S. Bank Nation- al Association, as Trustee and Collateral Agent; WHEREAS, in connection with the Indenture, each Grantor has executed and delivered one or more Security Agreements; and WHEREAS, under the terms of the Security Agreements, the Grantors have granted to the Collateral Agent, for the benefit of the Secured Parties, a security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Se- curity Agreement for recording with the United States Patent and Trademark Office, the United States Copyright Office, and any filings in any other applicable foreign offices set forth in the Security Agree- ments; NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor agrees as follows: SECTION 1. Grant of Security. Each Grantor hereby grants to the Collateral Agent for the benefit of the Secured Parties a security interest in such Grantor’s right, title and interest in and to the following (collectively, the “IP Collateral”): (i) the patents and patent applications set forth in Schedule A hereto; (ii) the trademark and service mark registrations and applications set forth in Sched- ule B hereto (provided that no security interest shall be granted in intent-to-use trademark applications or intent-to-use service mark applications filed pursuant to Section 1(b) of the Lanham Act, to the extent that, the grant of a security interest therein would impair the validity or enforceability of, or render void or voidable or result in the cancellation of the applicable Grantor’s right, title or interest therein or any trademark or service mark issues as a result of such application under applicable federal law), together with the goodwill symbolized thereby; (iii) the copyright registrations and applications set forth in Schedule C hereto;

Exhibit II-2 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 (iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing; (v) any and all claims for damages and injunctive relief for past, present and future infringement of any of the foregoing; and (vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the foregoing or arising from any of the foregoing. SECTION 2. Security for Obligations. The grant of a security interest in the IP Collat- eral by each Grantor under this IP Security Agreement secures the payment of all Obligations of such Grantor now or hereafter existing under or in respect of the Notes Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penal- ties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. SECTION 3. Recordation. Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applica- ble government officer and their equivalents in the various applicable jurisdictions record this IP Security Agreement. SECTION 4. Counterparts. This IP Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been en- tered into in conjunction with the provisions of the Security Agreements. Each Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the IP Collateral are more fully set forth in the Security Agree- ments, the terms and provisions of which are incorporated herein by reference as if fully set forth herein. SECTION 6. Governing Law. This IP Security Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. [Signatures pages to follow]

Exhibit II-3 CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 IN WITNESS WHEREOF, each Grantor has caused this IP Security Agreement to be du- ly executed and delivered by its officer thereunto duly authorized as of the date first above written. [NAME] By: ______________________________ Name: Title:

CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 SCHEDULE A

CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 SCHEDULE B

CG&R Draft Last Saved: 10/13/2016 1:58 am 41019467v10 SCHEDULE C

EXHIBIT E-2 FORM OF CANADIAN PLEDGE AND SECURITY AGREEMENT [Attached.]

Execution Version LEGAL_1:41351334.4 CANADIAN PLEDGE AND SECURITY AGREEMENT, dated as of October 13, 2016, among each Grantor from time to time party hereto, and U.S. BANK NATIONAL ASSOCIATION as Collateral Agent

TABLE OF CONTENTS Page -i- LEGAL_1:41351334.4 ARTICLE I. DEFINITIONS ......................................................................................................... 1 Section 1.01 Indenture. ................................................................................................... 1 Section 1.02 Other Defined Terms. ................................................................................ 2 ARTICLE II. PLEDGE OF SECURITIES .................................................................................... 9 Section 2.01 Pledge. ........................................................................................................ 9 Section 2.02 Delivery of the Pledged Equity Securities and Pledged Debt Securities. ................................................................................................. 11 Section 2.03 Representations, Warranties and Covenants. ........................................... 12 Section 2.04 Registration in Nominee Name; Denominations. .................................... 13 Section 2.05 Voting Rights; Dividends and Interest, Etc.. ........................................... 14 Section 2.06 ULC Shares. ............................................................................................. 16 ARTICLE III. SECURITY INTERESTS IN OTHER PERSONAL PROPERTY ..................... 16 Section 3.01 Security Interest. ...................................................................................... 16 Section 3.02 Representations and Warranties. .............................................................. 19 Section 3.03 Covenants. ................................................................................................ 21 Section 3.04 Other Actions. .......................................................................................... 23 Section 3.05 Covenants Regarding Patent, Trademark and Copyright Collateral. ....... 25 ARTICLE IV. REMEDIES ......................................................................................................... 26 Section 4.01 Remedies Upon Default. .......................................................................... 26 Section 4.02 Application of Proceeds. .......................................................................... 28 Section 4.03 Securities Laws. ....................................................................................... 29 ARTICLE V. MISCELLANEOUS ............................................................................................. 30 Section 5.01 Notices. .................................................................................................... 30 Section 5.02 Security Interest Absolute. ....................................................................... 30 Section 5.03 Limitation By Law. .................................................................................. 30 Section 5.04 Binding Effect; Several Agreement. ........................................................ 31 Section 5.05 Successors and Assigns............................................................................ 31 Section 5.06 Trustee’s and Collateral Agent’s Fees and Expenses; Indemnification. ....................................................................................... 31 Section 5.07 Collateral Agent Appointed Attorney-in-Fact. ........................................ 31 Section 5.08 APPLICABLE LAW. .............................................................................. 32 Section 5.09 Waivers; Amendment. ............................................................................. 32 Section 5.10 WAIVER OF JURY TRIAL. ................................................................... 32 Section 5.11 Severability. ............................................................................................. 33 Section 5.12 Counterparts. ............................................................................................ 33 Section 5.13 Headings. ................................................................................................. 33 Section 5.14 Jurisdiction; Consent to Service of Process. ............................................ 33 Section 5.15 Termination or Release. ........................................................................... 34 Section 5.16 Additional Subsidiaries. ........................................................................... 35

TABLE OF CONTENTS (continued) Page -ii- LEGAL_1:41351334.4 Section 5.17 Intercreditor Agreement. .......................................................................... 35 Section 5.18 Delivery to Collateral Agent Generally. .................................................. 35 Section 5.19 Concerning the Collateral Agent. ............................................................ 35 Schedules Schedule I Pledged Equity Securities and Pledged Debt Securities Schedule II Intellectual Property Schedule III [Reserved] Schedule IV Filing Jurisdictions, Legal Name, Jurisdiction of Formation and Addresses Schedule V Matters Relating to Accounts and Inventory Schedule VI Deposit Accounts, Securities Accounts and Futures Accounts Schedule VII Letter of Credit Rights Schedule VIII Serial Number Goods Exhibits Exhibit I Form of Supplement to Security Agreement Exhibit II Form of Intellectual Property Security Agreement

LEGAL_1:41351334.4 CANADIAN PLEDGE AND SECURITY AGREEMENT dated as of October 13, 2016, (this “Agreement”), among each Grantor from time to time party hereto, and U.S. Bank National Association, as collateral agent (in such capacity and any successor in such capacity, the “Collateral Agent”) for the Secured Parties (as defined below). Reference is made to the Indenture dated as of October 13, 2015, (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Indenture,” which term shall also include and refer to any additional issuance of notes under the Indenture), among Concordia International Corp., a corporation amalgamated under the laws of the Province of Ontario (the “Issuer”), certain subsidiaries of the Issuer party thereto as Guarantors from time to time and U.S. Bank National Association, as trustee (in such capacity and any successor in such capacity, the “Trustee”) and Collateral Agent, pursuant to which the Issuer has issued $350,000,000 aggregate principal amount of 9.000% First Lien Senior Secured Notes due 2022 (together with any additional notes issued under the Indenture, the “Notes”). The Indenture requires that the Grantors execute and deliver this Agreement. Each Grantor is the Issuer or an Affiliate of the Issuer and will derive substantial benefits from the issuance of the Notes pursuant to the Indenture and is willing to execute and deliver this Agreement pursuant to the requirements of the Indenture. Accordingly, the parties hereto agree as follows: ARTICLE I. DEFINITIONS Section 1.01 Indenture. (a) Capitalized terms used in this Agreement and not otherwise defined herein have the respective meanings assigned thereto in the Indenture. The following terms have the respective meanings ascribed to the uncapitalized forms of them in the PPSA or the STA: Accounts Certificated Security, Chattel Paper, Consumer Goods, Document of Title, Equipment, Entitlement Order, Futures Account, Futures Contract, Futures Intermediary, Goods, Instruments, Intangibles, Inventory, Investment Property, Proceeds, Securities Account, Security Entitlement, Securities Intermediary and Security. (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS; (c) “or” is not exclusive; (d) words in the singular include the plural, and words in the plural include the singular; (e) provisions apply to successive events and transactions; (f) unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Agreement; (g) the words “herein,” “hereof” and other words of similar import refer to this Agreement as a whole and not any particular Article, Section, clause or other subdivision;

- 2 - LEGAL_1:41351334.4 (h) the words “including,” “includes” and other words of similar import shall be deemed to be followed by “without limitation”; and (i) unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement. Section 1.02 Other Defined Terms. As used in this Agreement, the following terms have the meanings specified below: “Account Debtors” shall mean any Person who becomes obligated to any Grantor under, with respect to, or on account of, an Account. “Agreement” shall have the meaning assigned to such term in the preliminary statement of this Agreement. "Applicable Authorized Representative" shall have the meaning assigned to such term in the Intercreditor Agreement. “Applicable Securities Laws” shall have the meaning assigned to such term in Section 4.03. “CFC” shall mean a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code. “Collateral” shall mean, collectively, the General Collateral and the Pledged Collateral. “Collateral Agent” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Control” shall mean (i) in the case of any Security Entitlement, control in the manner provided under Sections 25 and 26 of the STA, (ii) in the case of any Securities Account, control over all Security Entitlements therein in the manner provided under Sections 25 and 26 of the STA, (iii) in the case of any Futures Contract, control in the manner provided under Subsection 1(2) of the PPSA, (iv) in the case of any Futures Account, control over all Futures Contracts therein in the manner provided under Subsection 1(2) of the PPSA, and (v) in the case of any Deposit Account maintained in the United States, control within the meanings of Section 9-104 of the New York UCC. “Control Agreement” shall mean a deposit account control agreement, a securities account control agreement or a futures account control agreement, as applicable, which provides the Collateral Agent with Control of any Deposit Account, Security Entitlement or Futures Contract, as applicable, in each case in form and substance reasonably satisfactory to the Collateral Agent. “Copyright Licence” shall mean any written agreement to which a Grantor is a party granting any right to such Grantor under any Copyright owned by any third party.

- 3 - LEGAL_1:41351334.4 “Copyrights” shall mean all of the following which any Grantor owns: (a) all copyright rights in any work subject to the copyright laws of the United States, Canada or any other country, whether as author, assignee, transferee or otherwise, (b) all registrations and applications for registration of any such Copyright in the United States, Canada or any other country, including registrations, supplemental registrations and pending applications for registration in the United States Copyright Office or Canadian Intellectual Property Office and the right to obtain all renewals thereof, including those listed on Schedule II, (c) all claims for, and rights to sue for, past or future infringements of any of the foregoing and (d) all income, royalties, damages and payments now or hereafter due and payable with respect to any of the foregoing, including damages and payments for past or future infringement thereof. “Credit Facility Security Agreement” shall mean that certain Canadian Pledge and Security Agreement dated as of October 21, 2015 by and among the Issuer, the other Grantors and the Senior Secured Credit Facilities Collateral Agent (as may be amended, restated, supplemented or otherwise modified from time to time). “Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit. “Domestic Subsidiary” means each subsidiary of the Issuer organized under (i) the laws of the United States of America, any State thereof or the District of Columbia or (ii) the laws of Canada or any province or territory thereof. “Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing (in each case, other than debt securities convertible into the foregoing, and royalties). “Excluded Accounts” shall mean any deposit accounts, securities accounts, commodities accounts, futures accounts and other similar accounts of the Issuer or any Grantor (A) used for the sole purpose of funding (1) payroll, healthcare and other employee wage and benefit accounts, (2) tax accounts (including without limitation, sales tax accounts), (3) escrow, defeasance, discharge and redemption accounts permitted under the Indenture and (4) fiduciary and trust accounts, and, in the case of sub-clauses (1) through (4), the funds or other property held in or maintained in any such account, (B) that are zero-balance accounts, (C) except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law or the jurisdiction of the Issuer or any Grantor, accounts in jurisdictions other than in the jurisdiction of organization of the Issuer or the other applicable granting Grantor, the United States or any state thereof, Canada or any province or territory thereof, the United Kingdom, Jersey, Ireland, Luxembourg, the Netherlands, Sweden or Switzerland and (D) accounts other than those described in the preceding clauses (A) through (C) with respect to which the average daily balance of the funds maintained on deposit therein does not exceed $5,000,000 at any time, except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law.

- 4 - LEGAL_1:41351334.4 “Excluded Equity Interest” shall have the meaning assigned to such term in Section 2.01(a)(I). “Excluded Instruments” shall have the meaning assigned to such term in Section 2.01(b). “Excluded Property” shall mean: (1) (x) all owned real property interests with a fair market value equal to or less than $10,000,000 (as reasonably determined by the Issuer in good faith) and (y) all leasehold interests in real property (it is understood that there shall be no requirement to obtain landlord waivers, estoppels or collateral access agreements or acknowledgements, bailee waivers and similar letters); (2) motor vehicles and other assets subject to certificates of title (unless otherwise capable of perfection by filing a financing statement under the PPSA or UCC or similar filing in any applicable jurisdiction), letter of credit rights with an individual face amount not exceeding $5,000,000 (except to the extent constituting a support obligation for other Collateral as to which perfection of the security interest in such other Collateral is accomplished by the filing of a UCC or PPSA financing statement (or similar filing in any applicable jurisdiction) and commercial tort claims below $5,000,000; (3) any lease, license or other agreement or any property subject to a purchase money-security interest, Capital Lease Obligation or similar arrangements permitted under the Indenture, the property subject thereto, any insurance in respect thereof, any management or operating agreement with respect thereto and deposits made in respect thereof and all rights in relation to any of the foregoing, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase-money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than the Issuer or a Grantor); (4) (x) Equity Interests which constitute Margin Stock, (y) Equity Interests in Unrestricted Subsidiaries and (z) Equity Interests in any Person other than wholly-owned subsidiaries to the extent the granting of a security interest is not permitted by law or the terms of such subsidiary’s organizational, shareholders, acquisition, joint venture or governance documents (including as a result of minority ownership) or would trigger termination pursuant to any “change of control” or similar provision; (5) pledges and security interests (including in respect of interests in partnerships, joint ventures and other non-wholly owned entities) to the extent prohibited by law or prohibited by agreements containing anti-assignment clauses not overridden by the UCC, PPSA or other applicable law; (6) Intellectual Property to the extent a security interest therein specifically requires a filing other than with the United States Patent and Trademark Office or the United States Copyright Office, the Canadian Intellectual Property Office, the Intellectual Property Office of the United Kingdom, the World Intellectual Property Organization, the European Patent Office or the Office for Harmonization in the Internal Market or in a jurisdiction outside

- 5 - LEGAL_1:41351334.4 of the United States, Canada and each other jurisdiction where the Issuer or any Grantor is organized; (7) assets to the extent a security interest in such assets would result in material adverse tax consequences to the Issuer or any Grantor (as reasonably determined by the Issuer in consultation with the Senior Secured Credit Facilities Collateral Agent); (8) Excluded Accounts; (9) “intent to-use” trademark applications to the extent and during the period in which the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law, including prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto; (10) the Issuer’s or its subsidiaries’ rights in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course; and (11) assets in circumstances where the Senior Secured Credit Facilities Collateral Agent and the Issuer reasonably determine in good faith in writing that the cost, burden or consequences of obtaining or perfecting a security interest in such assets is excessive in relation to the practical benefit to the Secured Parties of the security to be afforded thereby; provided that clauses (3), (4), (5) and (6) shall not include (x) items to the extent the prohibition or restriction on the assignment or pledge thereof under the Notes Documents is ineffective under applicable anti-assignment provisions of the UCC, PPSA or other applicable law or (y) proceeds and receivables of the assets referred to in such clause, the assignment of which is expressly deemed effective under applicable anti-assignment provisions of the UCC, PPSA or other applicable law notwithstanding such prohibition. “Foreign Subsidiary” shall mean each subsidiary of the Issuer which is not a Domestic Subsidiary. “General Collateral” shall have the meaning assigned to such term in Section 3.01. “Governmental Authority” shall mean any applicable foreign or domestic, federal, state, provincial, territorial, municipal, supranational, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof (which shall include, without limitation, the European Central Bank and the Council of Ministers of the European Union) or any entity, officer or examiner exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

- 6 - LEGAL_1:41351334.4 “Grantors” shall mean each of the Persons listed on the signature pages hereto as a grantor, and each other Person that becomes a party hereto, each, together with its successors and assigns. “Indenture” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Intellectual Property” shall mean all intellectual property of every kind which any Grantor owns, including inventions, designs, Patents, Copyrights, Trademarks, Trade Secrets, domain names and IP Agreements. “Intellectual Property Collateral” shall have the meaning assigned to such term in Section 3.02(h). “Intellectual Property Security Agreement” shall mean a security agreement substantially in the form set forth in Exhibit II, with any changes as may be reasonably acceptable to the Issuer and the Collateral Agent. “IP Agreements” shall mean all Copyright Licences, Patent Licences and Trademark Licences and all other agreements to which a Grantor is a party granting any right to such Grantor under any Intellectual Property owned by any third party. “Issuer” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Margin Stock” means margin stock as defined in Regulation U of the regulations of the Federal Reserve Board of the United States. “Material Adverse Effect” means a material adverse effect on (i) the assets, business, financial condition or results of operations, of the Issuer and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Issuer and the other Grantors, taken as a whole, to perform their payment obligations under any Notes Document or (iii) the rights and remedies of any Secured Party under any Notes Document. “New York UCC” shall mean the Uniform Commercial Code as from time to time in effect in the State of New York; provided that if by reason of mandatory provisions of law, the perfection, the effect of perfection or non-perfection or the priority of the Security Interests in any portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction in the United States other than New York, “New York UCC” shall mean the Uniform Commercial Code as in effect in such other jurisdictions for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority. “Notes” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “Obligations” shall mean (a) the due and punctual payment by the Issuer and each Grantor of (i) the unpaid principal of and interest (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) under or pursuant to the

- 7 - LEGAL_1:41351334.4 Indenture and each of the other Notes Documents, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) other monetary obligations of the Issuer and each Grantor to any of the Secured Parties under the Indenture and each of the other Notes Documents, including obligations to pay fees, expense reimbursement obligations, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and (b) the due and punctual performance of all other obligations of the Issuer and each Grantor under or pursuant to the Indenture and each of the other Notes Documents; provided that the Obligations do not include any liability or obligation to the extent that (if it were included) it would result in this Agreement contravening any law on financial assistance. “Ontario Court” shall have the meaning assigned to such term in Section 5.14. “Patent Licence” shall mean any written agreement to which a Grantor is a party granting to such Grantor any right to make, use or sell any invention covered by a Patent owned by any third party (including, without limitation, any such rights that such Grantor has the right to licence) and all rights of any Grantor under any such agreement. “Patents” shall mean all of the following which any Grantor owns: (a) all letters patent of Canada, the United States or the equivalent thereof in any other country or jurisdiction, including those listed on Schedule II, and all applications for letters patent of Canada, the United States or the equivalent thereof in any other country or jurisdiction, including those listed on Schedule II, (b) all provisionals, reissues, extensions, continuations, divisions, continuations- in-part, reexaminations or revisions thereof, and the inventions disclosed or claimed therein, including the right to make, use, import and/or sell the inventions disclosed or claimed therein, (c) all claims for, and rights to sue for, past or future infringements of any of the foregoing and (d) all income, royalties, damages and payments now or hereafter due and payable with respect to any of the foregoing, including damages and payments for past or future infringement thereof. “Permitted Liens” shall mean each of the Liens permitted pursuant to Section 4.12 of the Indenture. “Pledged Collateral” shall have the meaning assigned to such term in Section 2.01(e). “Pledged Debt Securities” shall have the meaning assigned to such term in Section 2.01. “Pledged Equity Securities” shall have the meaning assigned to such term in Section 2.01(a). “Qualified CFC Holding Company” means, in relation to any Grantor, a Person (a) that is a wholly owned subsidiary of such Grantor and (b) who has no material assets other than Equity Interests in Foreign Subsidiaries that are CFCs in relation to such Grantor or such Person. “Receiver” means an interim receiver, a receiver, a manager or a receiver and manager.

- 8 - LEGAL_1:41351334.4 “Security Interest” shall have the meaning assigned to such term in Section 3.01(a). “Secured Parties” shall mean, collectively, the Collateral Agent, the Trustee, the Holders and any other holders of Obligations. “Senior Secured Credit Facilities Collateral Agent” shall mean individually and/or collectively, (i) Goldman Sachs Bank USA, in its capacity as Administrative Agent and Collateral Agent under the Credit Facility Security Agreement, together with its successors in such capacity and (ii) any Person elected, designated or appointed as the administrative agent, trustee, collateral agent or similar representative with respect to documents evidencing any First Priority Credit Obligations. “STA” shall mean the Securities Transfer Act (Ontario), as such legislation may be amended, renamed or replaced from time to time, and includes all regulations from time to time made under such legislation. “Supporting Obligation” means any letter of credit or secondary obligation that supports the payment or performance of an Account, Chattel Paper, Document of Title, Intangible, Instrument or Investment Property. “Trademark Licence” shall mean any written agreement, now or hereafter in effect, to which a Grantor is a party granting to such Grantor any right to use any Trademark owned by any third party (including, without limitation, any such rights that such Grantor has the right to licence). “Trademarks” shall mean all of the following which any Grantor owns: (a) all trademarks, service marks, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all registrations thereof (if any), and all registration and recording applications filed in connection therewith, including registrations and registration applications in the Canadian Intellectual Property Office, United States Patent and Trademark Office or any similar offices in any State of the United States or the equivalent thereof in any other country or jurisdiction (except for “intent-to-use” applications for trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, unless and until an Amendment to Allege Use or a Statement of Use under Sections 1(c) and 1(d) of the Lanham Act has been filed, to the extent that, and solely during the period for which, any assignment of, or grant a security interest in, an “intent-to- use” application prior to such filing would violate the Lanham Act or impair the validity or enforceability of, or render void or voidable or result in the cancellation of the applicable Grantor’s right, title or interest therein or any trademark or service mark that issues as a result of such application under applicable federal law), and all renewals thereof, including those listed on Schedule II, (b) all goodwill associated therewith or symbolized thereby, (c) all claims for, and rights to sue for, past or future infringements of any of the foregoing and (d) all income, royalties, damages and payments now or hereafter due and payable with respect to any of the foregoing, including damages and payments for past or future infringement thereof. “Trade Secrets” shall mean all trade secrets and all other confidential or proprietary technical and business information and know-how.

- 9 - LEGAL_1:41351334.4 “Trustee” shall have the meaning assigned to such term in the preliminary statement of this Agreement. “ULC” means an “issuer” (as defined in the STA) that is an unlimited company, unlimited liability corporation or unlimited liability company. “ULC Laws” means the Companies Act (Nova Scotia), the Business Corporations Act (Alberta), the Business Corporations Act (British Columbia), and any other present or future laws governing ULCs. “ULC Shares” means Equity Interests in the capital stock of a ULC. ARTICLE II. PLEDGE OF SECURITIES Section 2.01 Pledge. As security for the payment or performance, as the case may be, in full of its Obligations, each Grantor hereby pledges, mortgages, charges and assigns (by way of security) to the Collateral Agent for the benefit of the Secured Parties, and hereby grants to the Collateral Agent for the benefit of the Secured Parties, a security interest in all of such Grantor’s right, title and interest in, to and under (whether now owned or hereafter acquired), excluding any present and future Equity Interests owned by Concordia Pharmaceuticals Inc. S.á.r.l. and Concordia Laboratories Inc. S.á.r.l. that are pledged under a Luxembourg Pledge Agreement: (a) (i) the Equity Interests directly owned by it (including those Equity Interests listed on Schedule I) and (ii) any other directly owned Equity Interests obtained in the future by such Grantor and, in each case, the certificates, if any, representing all such Equity Interests (the foregoing clauses (a)(i) and (ii), collectively, the “Pledged Equity Securities”); provided that the Pledged Equity Securities shall not include: (A) any Equity Interests in any Unrestricted Subsidiary (B) more than 65% of the issued and outstanding voting Equity Interests of (x) any “first tier” Foreign Subsidiary that is a CFC directly owned by a Grantor or (y) any Qualified CFC Holding Company directly owned by a Grantor, (C) to the extent applicable law requires that a subsidiary of such Grantor issue directors’ qualifying shares, nominee shares or similar shares which are required by law to be held by persons other than such Grantor, such qualifying shares, nominee shares or similar shares held by persons other than such Grantor, (D) any Equity Interests of any person (other than a wholly- owned Subsidiary that is a Restricted Subsidiary), to the extent (x) restricted or not permitted by the terms of such person’s organizational documents or other agreements with holders of such Equity Interests existing as of the date hereof or on the date of acquisition by a Grantor of such Equity Interests or (y) such pledge would trigger a termination

- 10 - LEGAL_1:41351334.4 pursuant to any “change of control” or other similar provision of such person’s organizational documents or other agreements with holders of such Equity Interests existing as of the date hereof or on the date of acquisition by a Grantor of such Equity Interests (in each case, other than to the extent that any such prohibition would be rendered ineffective pursuant to applicable anti-assignment provisions of the New York UCC, PPSA or any other applicable law); provided that such Equity Interests shall cease to be Excluded Equity Interests at such time as such prohibition ceases to be in effect to the extent such Equity Interest is an Excluded Equity Interest as a result of such prohibition, (E) any Equity Interests if, to the extent and for so long as the pledge of such Equity Interests hereunder is prohibited or restricted by any applicable law, including any requirement to obtain consent or approval of any Governmental Authority (other than to the extent such prohibition would be rendered ineffective pursuant to applicable anti-assignment provisions of the New York UCC, PPSA or any other applicable law); provided that such Equity Interests shall cease to be Excluded Equity Interests at such time as such prohibition ceases to be in effect to the extent such Equity Interest is an Excluded Equity Interest as a result of such prohibition, (F) any Equity Interests if, to the extent and for so long as the pledge of such Equity Interests hereunder would result in material adverse tax consequences to any Grantor as determined by the Issuer in consultation with the Applicable Authorized Representative, (G) any Margin Stock, (H) any Equity Interests in captive insurance subsidiaries, special purpose entities identified in writing at any time by the Issuer to the Collateral Agent and not-for-profit subsidiaries, and (I) any Equity Interests that the Issuer and the Applicable Authorized Representative shall have reasonably determined in good faith in writing to treat as Excluded Equity Interests for purposes hereof on account of the cost, difficulty, burden or consequences of pledging such Equity Interests hereunder being excessive in relation to the practical benefit to the Secured Parties of the security to be afforded thereby (any Equity Interests excluded pursuant to any of clauses (A) through (I) above, an “Excluded Equity Interest”), (b) (i) the Debt for borrowed money owed to such Grantor and the promissory notes and any instruments evidencing Debt for borrowed money owned by it as of the Issue Date (including those listed opposite the name of such Grantor on Schedule I) and (ii) the Debt for borrowed money owed in the future to such Grantor and any promissory notes and any instruments evidencing Debt for borrowed money in the future issued to such Grantor (the foregoing clauses (b)(i) and (b)(ii) collectively, the “Pledged Debt Securities”); provided that the Pledged Debt Securities shall not include any promissory notes and instruments evidencing

- 11 - LEGAL_1:41351334.4 Debt for borrowed money (A) having an aggregate principal amount not in excess of $5,000,000, (B) to the extent otherwise excluded from the Collateral pursuant to this Agreement, (C) to the extent the pledge of such promissory note or instrument would violate applicable law (after giving effect to any applicable anti-assignment provisions of the PPSA or any other applicable law) or (D) intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Issuer and its subsidiaries (such excluded promissory notes and instruments, the “Excluded Instruments”), (c) subject to Section 2.05 hereof, all payments of principal or interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the conversion of, and all other Proceeds received in respect of, the Pledged Collateral (except to the extent otherwise excluded from the Collateral pursuant to this Agreement), (d) subject to Section 2.05 hereof, all rights and privileges of such Grantor with respect to the securities and other property referred to in clauses (a), (b) and (c) above, and (e) all Proceeds of any of the foregoing (the Pledged Equity Securities, the Pledged Debt Securities and other property referred to in this clause (e) and in clauses (c) and (d) above being collectively referred to as the “Pledged Collateral”). Section 2.02 Delivery of the Pledged Equity Securities and Pledged Debt Securities. (a) Each Grantor agrees promptly to (but in any event, within ten (10) Business Days of the receipt by such Grantor thereof) deliver or cause to be delivered to the Collateral Agent (or to its bailee pursuant to the Intercreditor Agreement), for the benefit of the Secured Parties, any and all Pledged Equity Securities and Pledged Debt Securities (or, in the case of Pledged Collateral issued by Foreign Subsidiaries, if necessary under any applicable law, to carry out all necessary and reasonable formalities and actions for the dispossession and pledge thereof for the benefit of the Collateral Agent); provided that Pledged Debt Securities shall be required to be delivered only to the extent described in paragraph (b) of this Section 2.02. (b) Each Grantor will cause any Pledged Debt Security (excluding, for the avoidance of doubt, any Excluded Instruments) in its possession and owed to it to be delivered to the Collateral Agent (or to its bailee pursuant to the Intercreditor Agreement), for the benefit of the Secured Parties, pursuant to the terms hereof. To the extent any such Pledged Debt Security is a demand note, each Grantor party thereto agrees, if requested by the Collateral Agent, to immediately demand payment thereunder upon the occurrence and during the continuance of an event of default thereunder unless such demand would not be commercially reasonable or would otherwise expose such Grantor to liability to the maker of such demand note. (c) Upon delivery to the Collateral Agent (or to its bailee pursuant to the Intercreditor Agreement), (i) any Pledged Collateral required to be delivered pursuant to the foregoing paragraphs (a) and (b) of this Section 2.02 shall be accompanied by stock powers or allonges, as applicable, duly executed in blank or other proper instruments of transfer and by such other instruments and documents as the Collateral Agent may reasonably request and (ii) all other property comprising part of the Pledged Collateral delivered pursuant to the terms of this Agreement shall be accompanied to the extent necessary to perfect the security interest in or allow realization on the Pledged Collateral by proper instruments of assignment duly executed by the applicable Grantor and such other instruments or documents as the Collateral Agent may

- 12 - LEGAL_1:41351334.4 request, in each case, in accordance with the terms hereof. Each delivery of Pledged Collateral shall be accompanied by a supplement to Schedule I hereto describing such Pledged Collateral, which supplement shall be attached hereto as a supplement to Schedule I (such supplement may take the form of an amendment and restatement to Schedule I hereto) and made a part hereof; provided that failure to attach any such schedule or supplement hereto shall not affect the validity of such pledge of such Pledged Collateral. Each schedule so delivered shall supplement any prior schedules so delivered. Section 2.03 Representations, Warranties and Covenants. Each Grantor represents, warrants and covenants to the Collateral Agent, for the benefit of the Secured Parties, that: (a) Schedule I correctly sets forth the percentage of the issued and outstanding shares of each class of the Equity Interests of the issuer thereof (other than Excluded Equity Interests) owned by such Grantor as of the Issue Date and all promissory notes or instruments evidencing Debt for borrowed money (other than Excluded Instruments) owned by such Grantor on the Issue Date; (b) (i) the Pledged Equity Securities and Pledged Debt Securities have, in each case, been duly and validly authorized and issued by the issuers thereof, (ii) the Pledged Equity Securities are fully paid and nonassessable and (iii) the Pledged Debt Securities are legal, valid and binding obligations of the issuers thereof, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding at law or in equity) and an implied covenant of good faith and fair dealing; provided, that with respect to any Pledged Debt Securities or Pledged Equity Securities issued by a Person other than the Issuer or any Subsidiary thereof, the foregoing representations are made to the knowledge of the Grantors; (c) such Grantor (i) is the beneficial owner of the Pledged Collateral indicated on Schedule I as owned by such Grantor, (ii) holds the same free and clear of all Liens, other than the security interests granted hereunder or under security agreements governed by any laws other than the laws of the Province of Ontario relating to the Pledged Collateral and other Permitted Liens and (iii) has made no assignment, pledge, hypothecation or transfer of, or created or permitted to exist any security interest in or other Lien on, the Pledged Collateral, other than pursuant to the transactions contemplated hereby or under security agreements governed by any laws other than the laws of the Province of Ontario relating to the Pledged Collateral and other transactions permitted by the Indenture and other than Liens granted hereunder and other Permitted Liens (in each case (i), (ii) and (iii) other than Liens and pledges pursuant to the Credit Facility Documents); (d) other than as permitted in the Indenture, and except for restrictions and limitations imposed by the Notes Documents or under applicable law generally or otherwise permitted to exist pursuant to the terms of the Indenture, the Pledged Equity Securities are freely transferable and assignable, and none of the Pledged Equity Securities is subject to any option, right of first refusal, shareholders agreement, charter or by-law provisions or contractual restriction of any nature that prohibits the pledge of such Pledged Equity Securities hereunder, the sale or disposition thereof pursuant hereto or the exercise by the Collateral Agent of rights and remedies hereunder;

- 13 - LEGAL_1:41351334.4 (e) other than as set forth in the Indenture, any other Notes Documents or the schedules thereto, no consent or approval of any Governmental Authority, any securities exchange or any other person was or is necessary to the validity of the pledge effected hereby (other than such as have been obtained and are in full force and effect); (f) as of the Issue Date, all of the Pledged Equity Securities in limited liability companies or partnerships that are wholly-owned Domestic Subsidiaries constitute a “security” under the STA or the corresponding code or statute of any other applicable jurisdiction and the Grantors have caused certificates to be issued in respect thereof and have delivered such certificates to the Collateral Agent (or to its bailee pursuant to the Intercreditor Agreement) pursuant to Section 2.02; (g) the Grantors shall not amend, or permit to be amended, the limited liability company agreement (or operating agreement or similar agreement) or partnership agreement of any subsidiary of any Grantor whose Equity Interests are, or are required to be, Collateral in a manner to cause such Equity Interests not to constitute a “security” under the STA or the corresponding code or statute of any other applicable jurisdiction; (h) each Grantor has the power and authority to pledge the Pledged Collateral pledged by it hereunder in the manner hereby done or contemplated; (i) by virtue of the execution and delivery by each Grantor of this Agreement or any supplement hereto, (i) when any Pledged Collateral is delivered by such Grantor to the Collateral Agent (or its bailee pursuant to the Intercreditor Agreement), for the benefit of the Secured Parties, in accordance with this Agreement (to the extent required hereunder), the Collateral Agent will obtain a legal, valid and perfected lien upon and security interest in such Pledged Collateral as security for the payment and performance of such Grantor’s Obligations, subject to Permitted Liens and (ii) when financing statements naming the Collateral Agent as the secured party described in Section 3.02 are filed in the appropriate filing office, the Collateral Agent will obtain, for the benefit of the Secured Parties, a legal, valid and perfected lien upon and security interest in the Pledged Collateral as security for the payment and performance of such Grantor’s Obligations, subject to Permitted Liens; and (j) each Grantor that is an issuer of the Pledged Collateral confirms that it has received notice of the security interest granted hereunder and consents to such security interest and, subject to the terms of the Intercreditor Agreement, agrees to transfer record ownership of the securities issued by it in connection with any request by the Collateral Agent if an Event of Default has occurred and is continuing. Section 2.04 Registration in Nominee Name; Denominations. The Collateral Agent, on behalf of the Secured Parties, shall have the right (in its sole and absolute discretion) to hold the Pledged Collateral in the name of the applicable Grantor, endorsed or assigned in blank or in favour of the Collateral Agent or, if an Event of Default shall have occurred and be continuing, in its own name as pledgee or the name of its nominee (as pledgee or as sub-agent). If an Event of Default shall have occurred and be continuing, each Grantor will promptly give to the Collateral Agent copies of any notices or other communications received by it with respect to Pledged Collateral registered in the name of such Grantor. If an Event of Default shall have occurred and be continuing, the Collateral Agent shall have the right to exchange the certificates representing Pledged Collateral for certificates of smaller or larger denominations for any

- 14 - LEGAL_1:41351334.4 purpose consistent with this Agreement. Each Grantor shall each use its commercially reasonable efforts to cause any person that is not a party to this Agreement to comply with a request by the Collateral Agent, pursuant to this Section 2.04, to exchange certificates representing Pledged Collateral of such Grantor for certificates of smaller or larger denominations Section 2.05 Voting Rights; Dividends and Interest, Etc.. (a) Unless and until an Event of Default shall have occurred and be continuing, and after the Collateral Agent shall have given written notice (provided that with respect to any Event of Default pursuant to Section 6.01(a)(7) or Section 6.01(a)(8) of the Indenture, such notice shall have automatically, and without further action, been deemed to have been delivered) to the Issuer of the Collateral Agent’s intention to exercise its rights hereunder: (i) Each Grantor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Collateral or any part thereof for any purpose consistent with the terms of this Agreement, the Indenture and the other Notes Documents; provided that, except as permitted under the Indenture, such rights and powers shall not be exercised in any manner that could materially and adversely affect the rights inuring to a holder of any Pledged Collateral, the rights and remedies of the Collateral Agent or any of the other Secured Parties under this Agreement, the Indenture or any other Notes Document or the ability of the Secured Parties to exercise the same. (ii) The Collateral Agent shall promptly execute and deliver to each Grantor, or cause to be executed and delivered to such Grantor, all such proxies, powers of attorney and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to subparagraph (i) above. (iii) Each Grantor shall be entitled to receive and retain any and all dividends, interest, principal and other distributions or payments paid on or distributed in respect of the Pledged Equity Securities to the extent and only to the extent that such dividends, interest, principal and other distributions or payments are permitted by, and otherwise paid or distributed in accordance with, the terms and conditions of the Indenture, the other Notes Documents and applicable laws; provided that (A) any non-cash dividends, interest, principal or other non- cash distributions, payments or other consideration in respect thereof, including any rights to receive the same to the extent not so distributed or paid, that would constitute Pledged Equity Securities, whether resulting from a subdivision, combination or reclassification of the outstanding Equity Interests of the issuer of any Pledged Equity Securities, received in exchange for Pledged Equity Securities or any part thereof, or in redemption thereof, as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise and (B) any non-cash dividends and other non-cash distributions or payments paid or payable in respect of any Pledged Equity Securities that would constitute Pledged Equity Securities in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid in surplus, shall be and become part of the Pledged Equity Securities, as applicable, and, if received by any Grantor, shall not be commingled by such Grantor with any of its other funds or property but shall be

- 15 - LEGAL_1:41351334.4 held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent, for the benefit of the Secured Parties, and shall be forthwith delivered to the Collateral Agent, for the benefit of the Secured Parties, in the same form as so received (endorsed in a manner reasonably satisfactory to the Collateral Agent). (b) Upon the occurrence and during the continuance of an Event of Default, and after the Collateral Agent shall have given written notice (provided that with respect to any Event of Default pursuant to Section 6.01(a)(7) or Section 6.01(a)(8) of the Indenture, such notice shall have automatically, and without further action, been deemed to have been delivered) to the Issuer of the Collateral Agent’s intention to exercise its rights hereunder, all rights of any Grantor to dividends, interest, principal or other distributions or payments that such Grantor is authorized to receive pursuant to paragraph (a)(iii) of this Section 2.05 shall cease, and all such rights shall thereupon become vested, for the benefit of the Secured Parties, in the Collateral Agent which, subject to the Intercreditor Agreement and Section 5.17 hereof, shall have the sole and exclusive right and authority to receive and retain such dividends, interest, principal or other distributions or payments. All dividends, interest, principal or other distributions or payments received by any Grantor contrary to the provisions of this Section 2.05 shall not be commingled by such Grantor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent, for the benefit of the Secured Parties, and subject to the Intercreditor Agreement and Section 5.17 hereof, shall be forthwith delivered to the Collateral Agent, for the benefit of the Secured Parties, in the same form as so received (endorsed in a manner reasonably satisfactory to the Collateral Agent). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of this paragraph (b) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other property and shall be applied in accordance with the provisions of Section 4.02 hereof. After all Events of Default have been cured or waived, and the Issuer has delivered to the Collateral Agent a certificate of a Responsible Officer to that effect, the Collateral Agent shall promptly repay to each Grantor, without interest, all dividends, interest, principal or other distributions or payments that such Grantor would otherwise be permitted to retain pursuant to the terms of paragraph (a)(iii) of this Section 2.05 and that remain in such account. (c) Upon the occurrence and during the continuance of an Event of Default, and after the Collateral Agent shall have given written notice (provided that with respect to any Event of Default pursuant to Section 6.01(a)(7) or Section 6.01(a)(8) of the Indenture, such notice shall have automatically, and without further action, been deemed to have been delivered) to the Issuer of the Collateral Agent’s intention to exercise its rights hereunder, all rights of any Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section 2.05, and the obligations of the Collateral Agent under paragraph (a)(ii) of this Section 2.05, shall cease, and all such rights shall thereupon become vested in the Collateral Agent, for the benefit of the Secured Parties, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers; provided that, unless otherwise directed by the Trustee in accordance with the Indenture, the Collateral Agent shall have the right from time to time following the occurrence and during the continuance of an Event of Default to permit the Grantors to exercise such rights. After all Events of Default have been cured or waived, each Grantor shall have the right to exercise the

- 16 - LEGAL_1:41351334.4 voting and/or consensual rights and powers that such Grantor would otherwise be entitled to exercise pursuant to the terms of paragraph (a)(i) above. Section 2.06 ULC Shares. Each Grantor acknowledges that certain of the Collateral of such Grantor may now or in the future consist of ULC Shares, and that it is the intention of the Secured Parties and each Grantor that none of the Secured Parties should under any circumstances prior to realization thereon be held to be a “member” or a “shareholder”, as applicable, of a ULC for the purposes of any ULC Laws. Therefore, notwithstanding any provisions to the contrary contained in this Agreement, the Indenture or any other Notes Document, where a Grantor is the registered owner of ULC Shares which are Collateral of such Grantor, such Grantor shall remain the sole registered owner of such ULC Shares until such time as such ULC Shares are effectively transferred into the name of the Collateral Agent or any other Person on the books and records of the applicable ULC. Accordingly, each Grantor shall be entitled to receive and retain for its own account any dividend on or other distribution, if any, with respect to such ULC Shares (except for any dividend or distribution comprised of Certificated Securities of such Grantor, which shall be delivered to the Collateral Agent to hold hereunder) and shall have the right to vote such ULC Shares and to control the direction, management and policies of the applicable ULC to the same extent as such Grantor would if such ULC Shares were not pledged to the Collateral Agent pursuant hereto. Nothing in this Agreement, the Indenture or any other Notes Document is intended to, and nothing in this Agreement, the Indenture or any other Notes Document shall, constitute the Collateral Agent or any Person other than the applicable Grantor, a member or shareholder of a ULC for the purposes of any ULC Laws (whether listed or unlisted, registered or beneficial), until such time as notice is given by the Collateral Agent or such other Person to such Grantor and further steps are taken pursuant hereto and thereto so as to register the Collateral Agent or such other Person, as specified in such notice, as the holder of the ULC Shares. To the extent any provision hereof would have the effect of constituting the Collateral Agent or such other Person as a member or a shareholder, as applicable, of any ULC prior to such time, such provision shall be severed herefrom and shall be ineffective with respect to ULC Shares which are Collateral of any Grantor without otherwise invalidating or rendering unenforceable this Agreement or invalidating or rendering unenforceable such provision insofar as it relates to Collateral of any Grantor which is not ULC Shares. Except upon the exercise of rights of the Collateral Agent to sell, transfer or otherwise dispose of ULC Shares in accordance with this Agreement, each Grantor shall not cause or permit, or enable a ULC to cause or permit, the Collateral Agent to: (a) be registered as a shareholder or member of such ULC; (b) have any notation entered in their favour in the share register of such ULC; be held out as shareholders or members of such ULC; (d) receive, directly or indirectly, any dividends, property or other distributions from such ULC by reason of the Collateral Agent holding the Security Interests over the ULC Shares; or (e) act as a shareholder of such ULC, or exercise any rights of a shareholder including the right to attend a meeting of shareholders of such ULC or to vote its ULC Shares. ARTICLE III. SECURITY INTERESTS IN OTHER PERSONAL PROPERTY Section 3.01 Security Interest. (a) As security for the payment or performance when due (whether at the stated maturity, by acceleration or otherwise), as the case may be, in full of its Obligations, each Grantor hereby undertakes to pledge, mortgage, charge and assign and

- 17 - LEGAL_1:41351334.4 pledges, mortgages, charges and assigns (by way of security) to the Collateral Agent, for the benefit of the Secured Parties, and hereby undertakes to grant to and grants to the Collateral Agent, for the benefit of the Secured Parties, a security interest (the “Security Interest”) in all right, title and interest in, to and under any and all of the personal property now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the “General Collateral”) including, without limitation, the following: (i) all Accounts; (ii) all Chattel Paper; (iii) all cash, cash equivalents and Deposit Accounts; (iv) all Documents of Title; (v) all Equipment; (vi) all Goods; (vii) all Instruments (including the Pledged Debt Securities); (viii) all Intangibles; (ix) all Intellectual Property; (x) all Inventory; (xi) all Investment Property (including the Pledged Equity Securities); (xii) all letters of credit and letter of credit rights; (xiii) (1) Securities Accounts, (2) Investment Property credited to Securities Accounts or Deposit Accounts from time to time and all Security Entitlements in respect thereof, (3) all cash held in any Securities Account or Deposit Account and (4) all other money in the possession of the Collateral Agent; (xiv) all books and records pertaining to the General Collateral; and (xv) all Proceeds, Supporting Obligations and products of any and all of the foregoing and all collateral security and guarantees given by any person with respect to any of the foregoing. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute a grant of a security interest in any (i) Excluded Property, (ii) Excluded Equity Interests or (iii) property, rights, securities and other assets of any Luxembourg Domiciled Grantor that may only be secured under collateral documentation governed by the laws of Luxembourg; provided that such exclusions shall not de facto apply to the Proceeds of any of the foregoing property.

- 18 - LEGAL_1:41351334.4 (b) Each Grantor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any relevant jurisdiction any financing statements (including fixture filings) with respect to the Collateral or any part thereof and amendments thereto that contain the information required by the PPSA of each applicable jurisdiction for the filing of any financing statement or amendment, including (i) whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor, (ii) in the case of a financing statement filed as a fixture filing in a land registration filing office, a sufficient description of the property to which such fixture filing relates and (iii) a description of collateral that describes such property in any other manner as the Collateral Agent may reasonably determine is necessary to ensure the perfection of the Security Interest in the Collateral granted under this Agreement, including describing such property as “all assets”, “all assets whether now owned or hereafter acquired”, or words of similar effect. Each Grantor agrees to provide such information to the Collateral Agent promptly upon request. The Collateral Agent is further authorized to file with the Canadian Intellectual Property Office (or any successor office) such documents as may be reasonably necessary for the purpose of reflecting the Security Interest granted by each Grantor, and naming any Grantor or the Grantors as debtors and the Collateral Agent as secured party. Notwithstanding anything to the contrary herein, no Grantor shall be required to take any action under the laws of any jurisdiction other than the United States and Canada (or any political subdivision thereof) and their respective territories and possessions, Jersey and Luxembourg for the purpose of perfecting the Security Interest in any General Collateral of such Grantor constituting Intellectual Property. (c) The Security Interest is granted as security only and shall not subject the Collateral Agent or any other Secured Party to, or in any way alter or modify, any obligation or liability of any Grantor with respect to or arising out of the Collateral. (d) Notwithstanding anything to the contrary in this Agreement or the Indenture and other than as set forth in the other Notes Documents, (i) no perfection steps shall be required by any means other than (A) filings pursuant to the PPSA and New York UCC (or other applicable law), as applicable, in the office of the relevant jurisdictions of each Grantor (and any applicable Canadian filings set forth in the other Security Agreements), (B) filings in the Canadian Intellectual Property Office of the Intellectual Property Security Agreement (and any filings in any applicable foreign offices set forth in the other Security Agreements), (C) delivery of Collateral consisting of promissory notes and instruments evidencing Debt for borrowed money; provided that such delivery shall not be required with respect to (1) Excluded Instruments, (2) any promissory notes and instruments evidencing Debt for borrowed money that are promptly deposited into an investment or securities account, (3) checks received in the ordinary course of business and (4) promissory notes and instruments evidencing Debt issued in connection with the extension of trade credit by the grantor of a security interest, (D) delivery of Collateral consisting of certificated Equity Interests included in the Collateral and (E) other actions expressly required by this Agreement or the Indenture or as set forth in any local law security agreement, (ii) other than as set forth in the other Notes Documents, no actions shall be required in order to create any security interest in assets located or titled outside of the United States and Canada or make enforceable any such security interest; (iii) no security shall be taken or perfected over movable plant and equipment to the extent requiring any labeling or segregation of such plant or equipment; and (iv) no security shall be taken or perfected over any

- 19 - LEGAL_1:41351334.4 stock in trade to the extent this would require any item-specific or periodic listing of stock in trade or any segregation thereof. (e) Each Grantor confirms that it has rights in its Collateral existing at the date of this Agreement or the date of any Supplement, as applicable, and that such Grantor and the Collateral Agent have not agreed to postpone the time for attachment of the Security Interests to any of the Collateral of such Grantor. (f) Notwithstanding the opening paragraph of Section 3.01, no Grantor mortgages, charges or assigns Trademarks or Trademark Licences, but rather only grants a security interest in Trademarks and Trademark Licences. Section 3.02 Representations and Warranties. Each Grantor represents and warrants to the Collateral Agent, for itself and for the benefit of the Secured Parties, that: (a) Such Grantor has good and valid legal title to, or valid licence or leasehold interest in, as applicable, the General Collateral with respect to which it has purported to grant a Security Interest hereunder and has full power and authority to grant to the Collateral Agent the Security Interest in such General Collateral pursuant hereto and to execute, deliver and perform its obligations in accordance with the terms of this Agreement, without the consent or approval of any other person other than any consent or approval that has been obtained and is in full force and effect or has otherwise been disclosed herein or in the Indenture. (b) The PPSA financing statements that have been prepared for filing in the office specified in Schedule IV and attached as Annex I to Schedule IV constitute all the filings, recordings and registrations (except with respect to Intellectual Property) that are, as of the Issue Date, necessary to publish notice of and protect the validity of and to establish a legal, valid and perfected security interest in favour of the Collateral Agent (for the benefit of the Secured Parties) in respect of all General Collateral in which a security interest may be perfected by filing such financing statements. (c) A fully executed Intellectual Property Security Agreement containing a description of all General Collateral consisting of Canadian Patents (and Canadian Patents for which applications are pending), Canadian registered Trademarks (and Trademarks for which Canadian registration applications are pending) and Canadian registered Copyrights (and Copyrights for which Canadian registration applications are pending) will have been delivered as of the Issue Date to the Collateral Agent for recording with the Canadian Intellectual Property Office in favour of the Collateral Agent, for the benefit of the Secured Parties, in respect of all General Collateral consisting of such Intellectual Property. (d) The Security Interest constitutes (i) a legal and valid security interest in all the General Collateral securing the payment and performance of each Grantor’s Obligations and (ii) subject to the filings described in Section 3.01(b), a perfected security interest in all General Collateral in which a security interest may be perfected by filing, recording or registering a financing statement or analogous document in Canada (or any political subdivision thereof) and its territories and possessions pursuant to the PPSA or other applicable law in such jurisdictions. The Security Interest is and shall be prior to any other Lien on any of the General Collateral other than (i) Liens permitted by Section 4.12 of the Indenture having priority either by operation

- 20 - LEGAL_1:41351334.4 of applicable law or (ii) Liens permitted by Section 4.12 of the Indenture which are permitted to have pari passu or senior priority pursuant to the terms of the Indenture. (e) The Grantors own the General Collateral (or, to each Grantor’s knowledge, in the case of licences in respect of Intellectual Property, own the right to use such licences), free and clear of any Lien, other than Permitted Liens. (f) [Reserved]. (g) Except as set forth in Schedule V, as of the Issue Date, all Accounts have been originated by the Grantors and all Inventory has been produced or acquired by the Grantors in the ordinary course of business. (h) As to itself and its General Collateral consisting of Intellectual Property (the “Intellectual Property Collateral”), to each Grantor’s actual knowledge: (i) Schedule II sets forth the Intellectual Property Collateral consisting of the Patents that are issued or the subject of a pending application and the Trademarks and Copyrights that are registered or the subject of a pending application, in each case, in the United States Patent and Trademark Office, United States Copyright Office, Canadian Intellectual Property Office or the equivalents thereof in any other country or jurisdiction, and, in each case, owned by such Grantor as of the date hereof. (ii) The Patents, Trademarks and Copyrights in such Intellectual Property Collateral are subsisting and, solely with respect to the issued Patents and registered Trademarks and registered Copyrights included therein, have not been adjudged invalid or unenforceable in whole or part (except for office actions issued in the ordinary course by the Canadian Intellectual Property Office or any similar office in any foreign jurisdiction), and are valid and enforceable, in each case except as would not reasonably be expected to have a Material Adverse Effect. Such Grantor does not have knowledge of any uses of any item of Intellectual Property Collateral that would be expected to lead to such item becoming invalid or unenforceable, except as would not reasonably be expected to have a Material Adverse Effect. (iii) Such Grantor has made or performed in the ordinary course of such Grantor’s business, acts, including without limitation filings, recordings and payment of fees and taxes, required to maintain and protect its interest in each and every Patent, Trademark and Copyright set forth on Schedule II in full force and effect and such Grantor has used proper statutory notice in connection with its use of each Patent, Trademark and Copyright in such Intellectual Property Collateral, in each case, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect. (iv) With respect to each IP Agreement the absence, termination or violation of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each such IP Agreement is subsisting, valid and enforceable against the counterparty and is in full force and effect subject to

- 21 - LEGAL_1:41351334.4 (i) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) implied covenants of good faith and fair dealing. (v) Except as would not reasonably be expected to have a Material Adverse Effect, no Grantor or Intellectual Property Collateral is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use of any Intellectual Property Collateral or that would impair the validity or enforceability of such Intellectual Property Collateral. (i) Schedule VI sets forth a true and complete list of all Deposit Accounts, Securities Accounts and Futures Accounts maintained by the Grantors, including the name of each institution where each such account is held, the name of each such account, the name of each entity that holds each account and to the extent any such account is an Excluded Account, stating the reason such account is an Excluded Account. (j) Such Grantor is not a beneficiary or assignee under any letter of credit, other than the letters of credit described in Schedule VII hereto and additional letters of credit as to which such Grantor has complied with the requirements of Section 3.04(d). Section 3.03 Covenants. (a) Each Grantor agrees to provide written notice to the Collateral Agent within 30 days after any change in (i) its corporate or organization name (including the addition of a French form of name), (ii) its identity or type of organization or corporate structure, (iii) its organizational identification number (or equivalent), (iv) any change in the location of the jurisdiction of organization or relocating its chief executive office, registered office, head office or domicile office of such Grantor, (v) any merger, consolidation or amalgamation of such Grantor with any other Person, and (vi) any additional jurisdiction in which such Grantor carries on business generating annual revenues, or has tangible personal property valued, in excess of $5,000,000. Each Grantor agrees promptly to provide the Collateral Agent with certified organizational documents reflecting any of the changes described in the immediately preceding sentence. Each Grantor agrees not to effect or permit any change referred to in the first sentence of this paragraph unless all filings have been made, or will have been made within any applicable statutory period, that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all Collateral with the priority required under the Notes Documents for the benefit of the applicable Secured Parties. (b) Each Grantor agrees, at its own expense, to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such further actions as the Collateral Agent may from time to time reasonably request to preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the execution and delivery of this Agreement and the granting of the Security Interest and the filing of any financing statements (including fixture filings) or other documents in connection herewith or therewith. If any and all amounts payable under or in connection with any of the General Collateral (other than amounts that in the aggregate for such Grantor do not exceed $5,000,000) shall be or become evidenced by any promissory note or other instrument evidencing Debt for borrowed money, then, such note or

- 22 - LEGAL_1:41351334.4 instrument shall be promptly pledged and delivered to the Collateral Agent, for the benefit of the Secured Parties, duly endorsed in a manner reasonably satisfactory to the Collateral Agent. (c) Subject to the Intercreditor Agreement and Section 5.17 hereof, after the occurrence of an Event of Default and during the continuance thereof, the Collateral Agent shall have the right to verify under reasonable procedures the validity, amount, quality, quantity, value, condition and status of, or any other matter relating to, the General Collateral, including, in the case of Accounts or General Collateral in the possession of any third person, by contacting Account Debtors or the third person possessing such General Collateral for the purpose of making such a verification. The Collateral Agent shall have the right to share any information it gains from such inspection or verification with any Secured Party. (d) Subject to the Intercreditor Agreement and Section 5.17 hereof, at its option after the occurrence of an Event of Default and during the continuance thereof, the Collateral Agent may, but is not obligated to, discharge past due taxes, assessments, charges, fees, Liens, security interests or other encumbrances at any time levied or placed on the General Collateral and not constituting a Permitted Lien, and may pay for the maintenance and preservation of the General Collateral to the extent any Grantor fails to do so as required by the Indenture or this Agreement, and each Grantor jointly and severally agrees to reimburse the Collateral Agent on demand for any reasonable payment made or any reasonable expense incurred by the Collateral Agent pursuant to the foregoing authorization; provided, however, that nothing in this Section 3.03(d) shall be interpreted as excusing any Grantor from the performance of, or imposing any obligation on the Collateral Agent or any Secured Party to cure or perform, any covenants or other promises of any Grantor with respect to taxes, assessments, charges, fees, Liens, security interests or other encumbrances and maintenance as set forth herein or in the other Notes Documents. (e) Each Grantor (rather than the Collateral Agent or any Secured Party) shall remain liable for the observance and performance of all the conditions and obligations to be observed and performed by it under each contract, agreement or instrument relating to the General Collateral. (f) Subject to the Intercreditor Agreement and Section 5.17 hereof, each Grantor irrevocably makes, constitutes and appoints the Collateral Agent (and all officers, employees, agents or sub-agents designated by the Collateral Agent) as such Grantor’s true and lawful agent (and attorney-in-fact) for the purpose, after the occurrence and during the continuance of an Event of Default, of making, settling and adjusting claims in respect of General Collateral under policies of insurance, endorsing the name of such Grantor on any check, draft, instrument or other item of payment for the Proceeds of such policies of insurance and for making all determinations and decisions with respect thereto. In the event that any Grantor at any time or times shall fail to obtain or maintain any of the policies of insurance required under the Indenture, the Collateral Agent may, after the occurrence and during the continuation of an Event of Default, without waiving or releasing any obligation or liability of the Grantors hereunder or any Event of Default, in its sole discretion, obtain and maintain such policies of insurance (including by paying premiums with respect thereto) and take any other actions with respect thereto as the Collateral Agent reasonably deems advisable. All sums disbursed by the Collateral Agent in connection with this Section 3.03(f), including reasonable attorneys’ fees, court costs, expenses and other charges relating thereto, shall be payable, upon

- 23 - LEGAL_1:41351334.4 demand, by the Grantors to the Collateral Agent and shall be additional Obligations secured hereby. Section 3.04 Other Actions. In order to further ensure the attachment, perfection and priority of, and the ability of the Collateral Agent to enforce, for the benefit of the Secured Parties, the Collateral Agent’s Security Interest in the General Collateral, each Grantor agrees, in each case at such Grantor’s own expense, to take the following actions: (a) Instruments and Chattel Paper. Subject to the Intercreditor Agreement and Section 5.17 hereof, except with respect to Excluded Instruments, if any Grantor shall at any time hold or acquire any Instruments (other than checks received and processed in the ordinary course of business) or Chattel Paper evidencing an amount in excess of $5,000,000, such Grantor shall forthwith endorse, assign and deliver the same to the Collateral Agent, accompanied by such instruments of transfer or assignment duly executed in blank as the Collateral Agent may from time to time reasonably request. (b) Investment Property. Subject to the Intercreditor Agreement and Section 5.17 hereof, except with respect to any Excluded Equity Interests and Excluded Instrument, if any Grantor shall at any time hold or acquire any Certificated Security constituting Pledged Collateral or General Collateral, such Grantor shall forthwith endorse, assign and deliver the same to the Collateral Agent, accompanied by such instruments of transfer or assignment duly executed in blank as the Collateral Agent may from time to time reasonably specify and in accordance with Section 2.02 hereof. Each Grantor hereby agrees that if any of the Pledged Equity Securities are at any time not evidenced by certificates of ownership, then each applicable Grantor shall, to the extent permitted by applicable law, subject to the Intercreditor Agreement and Section 5.17 hereof, (i) if necessary or desirable to perfect a security interest in such Pledged Equity Securities, cause such pledge to be recorded on the equityholder register or the books of the issuer, execute any customary pledge forms or other documents necessary or appropriate to complete the pledge and give the Collateral Agent the right to transfer such Pledged Equity Securities under the terms hereof, (ii) upon request by the Senior Secured Credit Facilities Collateral Agent or the Collateral Agent, provide to the Collateral Agent an opinion of counsel, in form and substance reasonably satisfactory to the Collateral Agent, confirming such pledge and perfection thereof, and (iii) after the occurrence and during the continuance of any Event of Default, upon request by the Collateral Agent, (A) cause the organizational documents of each such issuer that is a subsidiary of such Grantor to be amended to provide that such Pledged Equity Securities shall be treated as “securities” for purposes of the STA and (B) cause such Pledged Equity Securities to become certificated and delivered to the Collateral Agent in accordance with the provisions of Section 2.02. (c) [Reserved]. (d) Letter of Credit Rights. With respect to any letter of credit rights of any Grantor relating to any letter of credit with a face amount in excess of $5,000,000, such Grantor shall use its commercially reasonable efforts to take all actions necessary to provide the Collateral Agent a first priority perfected security interest (subject to Permitted Liens) in any such letter of credit rights. (e) Deposit Accounts. Each Grantor shall use commercially reasonable efforts to enter into and cause the applicable bank to enter into a Control Agreement with the

- 24 - LEGAL_1:41351334.4 Collateral Agent with respect to each Deposit Account listed in Schedule VI hereof (other than any Excluded Accounts). The Collateral Agent shall have a first priority security interest in each such Deposit Account subject only to Permitted Liens. No Grantor shall hereafter establish and maintain any Deposit Account (other than an Excluded Account) unless (1) it shall have given the Collateral Agent prompt written notice of its intention to establish such new Deposit Account with a bank and (2) such Grantor shall use commercially reasonable efforts to cause such bank to promptly (and in any event within thirty (30) days of establishing such Deposit Account) execute and deliver to the Collateral Agent a Control Agreement with respect to such Deposit Account. The Collateral Agent agrees with each Grantor that the Collateral Agent shall not give any instructions directing the disposition of funds from time to time credited to any Deposit Account or withhold any withdrawal rights from such Grantor with respect to funds from time to time credited to any Deposit Account unless an Event of Default has occurred and is continuing. Each Grantor agrees that once the Collateral Agent sends an instruction or notice to a bank exercising its control over any Deposit Account such Grantor shall not give any instructions or orders with respect to such Deposit Account including, without limitation, instructions for distribution or transfer of any funds in such Deposit Account. No Grantor shall grant control of any Deposit Account to any person other than the Collateral Agent unless otherwise permitted under the Indenture. (f) Securities Accounts and Futures Accounts. (a) Each Grantor shall use commercially reasonable efforts to enter into and cause the applicable Securities Intermediary or Futures Intermediary to enter into a Control Agreement with the Collateral Agent with respect to each Securities Account or Futures Account listed in Schedule VI hereto (other than Excluded Accounts). The Collateral Agent shall have a first priority security interest in each such Securities Account and Futures Account, which security interest is perfected by Control subject only to Permitted Liens. No Grantor shall hereafter establish and maintain any Securities Account or Futures Account with any Securities Intermediary or Futures Intermediary unless (1) it shall have given the Collateral Agent prompt written notice of its intention to establish such new Securities Account or Futures Account with such Securities Intermediary or Futures Intermediary and (2) such Grantor shall use commercially reasonable efforts to cause such Securities Intermediary or Futures Intermediary, as the case may be, to promptly (and in any event within thirty (30) days of establishing such Securities Account or Futures Account) duly execute and deliver a Control Agreement with respect to such Securities Account or Futures Account, as the case may be. The Collateral Agent agrees with each Grantor that the Collateral Agent shall not give any Entitlement Orders or instructions or directions to any issuer of uncertificated securities, Securities Intermediary or Futures Intermediary, and shall not withhold its consent to the exercise of any withdrawal or dealing rights by such Grantor, unless an Event of Default has occurred and is continuing or, after giving effect to any such investment and withdrawal rights, would occur. Each Grantor agrees that once the Collateral Agent sends an instruction or notice to a Securities Intermediary or Futures Intermediary exercising its Control over any Securities Account and Futures Account such Grantor shall not give any instructions or orders with respect to such Securities Account and Futures Account including, without limitation, instructions for investment, distribution or transfer of any Investment Property or financial asset maintained in such Securities Account or Futures Account. No Grantor shall grant Control over any Investment Property to any person other than the Collateral Agent unless otherwise permitted under the Indenture.

- 25 - LEGAL_1:41351334.4 Section 3.05 Covenants Regarding Patent, Trademark and Copyright Collateral. All references to Patents, Trademarks, Copyrights and Trade Secrets in this Section 3.05 are referring to Patents, Trademarks, Copyrights and Trade Secrets that are included in the Intellectual Property Collateral. Except as permitted by the Indenture: (a) Each Grantor agrees that it will not knowingly do any act or omit to do any act (and will exercise commercially reasonable efforts to contractually prohibit its licencees from doing any act or omitting to do any act, provided that no Grantor shall be obligated to amend any agreement existing as of the date hereof) whereby any issued Patent that is material to the normal conduct of such Grantor’s business would become prematurely invalidated, abandoned, lapsed or dedicated to the public (except, in each case, to the extent such action or inaction is deemed advisable in such Grantor’s reasonable business judgment and except that nothing in this Section 3.05 shall prohibit such Grantor from asserting such Patent against any other person). (b) Each Grantor will, and will use its commercially reasonable efforts to contractually require its licencees and its sublicencees (provided that no Grantor shall be obligated to amend any agreement existing as of the date hereof to so require) to, for each material registered Trademark necessary to the normal conduct of such Grantor’s business, use commercially reasonable efforts to (i) maintain such Trademark in full force free from any adjudication of abandonment or invalidity for non-use, (ii) maintain the quality of products and services offered under such Trademark, (iii) display such Trademark with notice of federal or foreign registration or claim of trademark or service mark as required under applicable law and (iv) not knowingly use, or knowingly permit its licencees’ use of, such Trademark in violation of any third party rights, except, in the case of (i) and (ii) above, to the extent such action or inaction is deemed advisable in such Grantor’s reasonable business judgment. (c) Each Grantor will, and will use its commercially reasonable efforts to cause its licencees and its sublicencees (provided that no Grantor shall be obligated to amend any agreement existing as of the date hereof to so cause) to, for each material Copyright necessary to the normal conduct of such Grantor’s business that it publishes, displays and distributes, use a copyright notice as necessary to establish and preserve its rights under applicable copyright laws. (d) Each Grantor shall promptly notify the Collateral Agent if it has received written notice, other than regular reports with respect to Patents, Trademarks and Copyrights received in the ordinary course of business that any issued Patent, registered Trademark or registered Copyright material to the normal conduct of such Grantor’s business may imminently become abandoned, lapsed or dedicated to the public, in the case of such Patent or Copyright, prior to the end of its statutory term under applicable law, or of any materially adverse determination or development, excluding office actions and similar determinations or developments in the Canadian Intellectual Property Office, any court or any similar office of any country, regarding such Grantor’s ownership of any such material Patent, Trademark or Copyright or its right to register or to maintain the same. (e) Subject to Section 3.01(d)(ii), each Grantor, either itself or through any agent, employee or designee, shall (i) inform the Collateral Agent on an annual basis (commencing January 1, 2017) of each application by itself, or through any agent, employee or designee, for any Patent with the Canadian Intellectual Property Office and each registration of any Trademark or Copyright with the Canadian Intellectual Property Office filed during the

- 26 - LEGAL_1:41351334.4 preceding twelve-month period, and (ii) promptly thereafter execute and deliver and file with the Canadian Intellectual Property Office an IP Agreement with respect thereto and, execute and deliver any and all other agreements, instruments, documents and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent’s security interest in such Patent, Trademark, or Copyright; provided that so long as the Senior Secured Credit Facilities Collateral Agent is the Applicable Authorized Representative at the time the Grantor informs the Collateral Agent of any application pursuant to clause (i), the Grantor will only be required to execute and deliver and file with the Canadian Intellectual Property Office an IP Agreement with respect to such application pursuant to clause (ii) if the Senior Secured Credit Facilities Collateral Agent has requested that the Grantor make such a filing pursuant to the Credit Facility Security Agreement. (f) Each Grantor shall exercise its reasonable business judgment in any proceeding before the Canadian Intellectual Property Office or any comparable office or agency in any other country with respect to (i) maintaining and pursuing each application relating to any Patent, Trademark and/or Copyright (and obtaining the relevant grant or registration) material to the normal conduct of such Grantor’s business, and (ii) maintaining any registration or issuance of each Patent, Trademark, and Copyright that is material to the normal conduct of such Grantor’s business, including, when applicable and necessary in such Grantor’s reasonable business judgment, timely filings of applications for renewal, affidavits of use, affidavits of incontestability and payment of maintenance fees, and, if any Grantor believes necessary in its reasonable business judgment, to initiate opposition, interference and cancellation proceedings against third parties. (g) In the event that any Grantor receives written notice that any General Collateral consisting of a Patent, Trademark, Copyright or Trade Secret material to the normal conduct of its business has been materially infringed, misappropriated or diluted by a third party, such Grantor shall, if such Grantor deems it necessary in its reasonable business judgment, promptly take actions to stop such infringement, misappropriation or dilution and protect its rights in such Patent, Trademark, Copyright, or Trade Secret, including, but not limited to, the initiation of a suit for injunctive relief and to recover damages, in each case, to the extent it deems reasonably appropriate under the circumstances. (h) Each Grantor shall exercise its reasonable business judgment in protecting the secrecy of all Trade Secrets owned by such Grantor that are material to the normal conduct of such Grantor’s business, including, without limitation, if such Grantor deems it necessary in its reasonable business judgment, entering into confidentiality agreements with employees and consultants and labeling and restricting access to secret information and documents. ARTICLE IV. REMEDIES Section 4.01 Remedies Upon Default. Upon the occurrence and during the continuance of an Event of Default, each Grantor agrees to deliver each item of Collateral to the Collateral Agent on demand, and it is agreed that the Collateral Agent shall have the right, subject to applicable law, subject to the Intercreditor Agreement and Section 5.17 hereof, to take any of or all the following actions at the same or different times: (a) with respect to any General Collateral consisting of Intellectual Property, on demand, to cause the Security Interest to become an

- 27 - LEGAL_1:41351334.4 assignment, transfer and conveyance of any of or all such General Collateral by the applicable Grantors to the Collateral Agent, or, for the purpose of enabling the Collateral Agent, during the continuance of an Event of Default, to exercise rights and remedies under Section 4.01 hereof at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, each Grantor hereby grants to the Collateral Agent, an irrevocable (but solely during the continuance of an Event of Default), non-exclusive world-wide licence (exercisable without payment of royalty or other compensation to such Grantor), subject, in the case of Trademarks, to any quality standards and quality control practices in effect by each applicable Grantor, with respect to its Trademarks and sufficient to avoid the risk of invalidation or dilution of such Trademarks, to use, licence or sublicence any of the Intellectual Property now owned or hereafter acquired, developed or created by such Grantor, wherever the same may be located; provided, that such licence shall include access to all media in which any of the licenced items may be recorded or stored and to all computer programs used for the compilation or printout hereof; provided further that the Collateral Agent shall retain the confidentiality of any Trade Secrets licenced under this Section 4.01 consistent with the practices in effect by each applicable Grantor, with respect to its confidential information, immediately prior to such Event of Default; provided, further, that for the avoidance of doubt, notwithstanding any subsequent cure of an Event of Default, any licence, sublicence or other transaction entered into by the Collateral Agent in accordance herewith shall be binding upon the Grantors until the termination of this Agreement pursuant to Section 5.15; and (b) to take possession of the Collateral and without liability for trespass to the applicable Grantor to enter any premises where the Collateral may be located for the purpose of taking possession of, removing or selling the Collateral and, generally, to exercise any and all rights afforded to a secured party under the PPSA or other applicable law and in furtherance of the foregoing, each Grantor hereby grants to the Collateral Agent, for the purpose of enabling the Collateral Agent to exercise rights and remedies during the continuance of an Event of Default, an irrevocable licence (without payment of rent or other compensation to such Grantor) to use, operate and occupy all real property owned, operated, leased, subleased or otherwise occupied by such Grantor. Without limiting the generality of the foregoing rights and remedies, each Grantor agrees that the Collateral Agent shall have the right, subject to the mandatory requirements of applicable law (including the PPSA), to sell or otherwise dispose of all or any part of the Collateral at a public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery as the Collateral Agent shall deem appropriate. The Collateral Agent shall be authorized in connection with any sale of a security (if it deems it advisable to do so) pursuant to the foregoing to restrict the prospective bidders or purchasers to persons who represent and agree that they are purchasing such security for their own account, for investment, and not with a view to the distribution or sale thereof. Upon consummation of any such sale of Collateral pursuant to this Section 4.01, the Collateral Agent shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of any Grantor, and each Grantor hereby waives and releases (to the extent permitted by law) all rights of redemption, stay, valuation and appraisal that such Grantor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. The Collateral Agent shall give the Issuer and each applicable Grantor not less than ten (10) days’ prior written notice (which each Grantor agrees is reasonable notice) of the Collateral Agent’s intention to make any sale of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker’s board or on

- 28 - LEGAL_1:41351334.4 a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix and state in the notice of such sale. The Collateral, or the portion thereof, to be sold at any such sale may be sold in one lot as an entirety or in separate parcels in the Collateral Agent’s own right or by one or more agents and contractors, upon any premises owned, leased, or occupied by any Grantor and the Collateral Agent and any such agent or contractor, in conjunction with any such sale, may augment the Inventory to be sold with other goods (all of which other goods shall remain the sole property of the Collateral Agent or such agent or contractor), all as the Collateral Agent may (in its sole and absolute discretion) determine. The Collateral Agent shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In the case of any sale of all or any part of the Collateral made on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the sale price is paid by the purchaser or purchasers thereof, but the Collateral Agent shall not incur any liability in the event that any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in the case of any such failure, such Collateral may be sold again upon notice given in accordance with provisions above. At any public (or, to the extent permitted by law, private) sale made pursuant to this Section 4.01, any Secured Party may bid for or purchase, free (to the extent permitted by law) from any right of redemption, stay, valuation or appraisal on the part of any Grantor (all such rights being also hereby waived and released to the extent permitted by law), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to such Secured Party from any Grantor as a credit against the purchase price, and such Secured Party may, upon compliance with the terms of sale, hold, retain and dispose of such property in accordance with Section 4.02 hereof without further accountability to any Grantor therefor. As an alternative to exercising the power of sale herein conferred upon it, the Collateral Agent may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver. Any sale pursuant to the provisions of this Section 4.01 shall be deemed to conform to the commercially reasonable standards as provided in the PPSA or its equivalent in other jurisdictions. Without limiting any right or remedy of the Collateral Agent in the foregoing, upon the occurrence and during the continuance of any Event of Default, the Collateral Agent may by instrument in writing appoint any person as a receiver of all or any part of the Collateral. The Collateral Agent may from time to time remove or replace a Receiver, or make application to any court of competent jurisdiction for the appointment of a Receiver. Any Receiver appointed by the Collateral Agent (for purposes relating to responsibility for the Receiver’s acts or omissions) be considered to be the agent of the applicable Grantor. The Collateral Agent shall not be liable to any Grantor or any other person in connection with appointing or not appointing a Receiver or in connection with the Receiver’s actions or omissions. Section 4.02 Application of Proceeds.

- 29 - LEGAL_1:41351334.4 (a) The Collateral Agent shall, except as otherwise provided under the Intercreditor Agreement or any other intercreditor agreement to which the Collateral Agent is party in respect of the Obligations, promptly apply the proceeds, moneys or balances of any collection or sale of Collateral, as well as any Collateral consisting of cash, in the following order of priority: first to amounts owing to the Collateral Agent in its capacity as such in accordance with the terms of the Indenture and to amounts owing to the Trustee in its capacity as such in accordance with the Indenture; second to the payment in full of the Obligations (the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the respective amount of the Obligations owed to them on the date of any such distribution); and third after payment in full in cash of the amounts specified in clauses first through second, subject to the terms of the Intercreditor Agreement, any other intercreditor agreement to which the Collateral Agent is party in respect of the Obligations or any other Notes Document, to the Issuer or as the Issuer shall direct. (b) If any payment to any Secured Party pursuant to this Section 4.02 of its pro rata share of any distribution would result in overpayment to such Secured Party, such excess amount shall instead be distributed in respect of the unpaid Obligations of the other Secured Parties, with each Secured Party whose Obligations have not been paid in full to receive an amount equal to such excess amount multiplied by a fraction the numerator of which is the unpaid Obligations of such Secured Party and the denominator of which is the unpaid Obligations of all Secured Parties entitled to such distribution. (c) All payments required to be made by the Collateral Agent under this Section 4.02 shall be made to the Trustee for the account of such Secured Parties or as the Trustee may otherwise direct in accordance with the Notes Documents. (d) [Reserved.] (e) Subject to the other limitations (if any) set forth herein and in the other Notes Documents, it is understood that each Grantor shall remain liable to the extent of any deficiency between the amount of the proceeds of its Collateral and the aggregate amount of its Obligations. (f) It is understood and agreed by each Grantor that the Collateral Agent shall have no liability for any determinations made by it in this Section 4.02 except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its own bad faith, gross negligence or willful misconduct. Each Grantor also agrees that the Collateral Agent may (but shall not be required to), at any time and in its sole discretion, and with no liability resulting therefrom, petition a court of competent jurisdiction regarding any application of Collateral in accordance with the requirements hereof and of the Intercreditor Agreement (or any other intercreditor agreement to which the Collateral Agent is party in respect of the Obligations), and the Collateral Agent shall be entitled to wait for, and may conclusively rely on, any such determination. Section 4.03 Securities Laws. In view of the position of the Grantors in relation to the Pledged Collateral, or because of other current or future circumstances, a question may arise under applicable securities law with respect to any disposition of the Pledged Collateral permitted hereunder (such laws being called the “Applicable Securities Laws”). Each Grantor understands that compliance with the Applicable Securities Laws might very strictly limit the

- 30 - LEGAL_1:41351334.4 course of conduct of the Collateral Agent if the Collateral Agent were to attempt to dispose of all or any part of the Pledged Collateral, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Collateral could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Collateral Agent in any attempt to dispose of all or part of the Pledged Collateral under Applicable Securities Laws. Each Grantor acknowledges and agrees that in light of such restrictions and limitations, the Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement or other document for the purpose of registering such Pledged Collateral or part thereof shall have been filed under Applicable Securities Laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. Each Grantor acknowledges and agrees that any such sale might result in prices and other terms less favourable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Collateral at a price that the Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 4.03 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Collateral Agent sells. ARTICLE V. MISCELLANEOUS Section 5.01 Notices. All communications and notices hereunder shall (except as otherwise permitted herein) be in writing and given as provided in Section 13.01 of the Indenture. All communications and notices hereunder to any Grantor shall be given to it in care of the Issuer, with such notice to be given as provided in Section 13.01 of the Indenture. Section 5.02 Security Interest Absolute. All rights of the Collateral Agent hereunder, the Security Interest in the General Collateral, the security interest in the Pledged Collateral and all obligations of each Grantor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Indenture, any other Notes Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Indenture, any other Notes Document or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations or (d) subject only to termination or release of a Grantor’s obligations hereunder in accordance with the terms of Section 5.15 hereof, any other circumstance that might otherwise constitute a defence available to, or a discharge of, any Grantor in respect of the Obligations or this Agreement (other than a defence of payment or performance). Section 5.03 Limitation By Law. All rights, remedies and powers provided in this Agreement may be exercised only to the extent that the exercise thereof does not violate any applicable provision of law, and all the provisions of this Agreement are intended to be subject to all applicable mandatory provisions of law that may be controlling and to be limited to the extent

- 31 - LEGAL_1:41351334.4 necessary so that they shall not render this Agreement invalid, unenforceable, in whole or in part, or not entitled to be recorded, registered or filed under the provisions of any applicable law. Section 5.04 Binding Effect; Several Agreement. This Agreement shall become effective as to any party to this Agreement when a counterpart hereof executed on behalf of such party shall have been delivered to the Collateral Agent and a counterpart hereof shall have been executed on behalf of the Collateral Agent, and thereafter shall be binding upon such party and the Collateral Agent and their respective permitted successors and assigns, and shall enure to the benefit of such party, the Collateral Agent and the other Secured Parties and their respective permitted successors and assigns, except that no party shall have the right to assign or transfer its rights or obligations hereunder or any interest herein or in the Collateral (and any such assignment or transfer shall be void) except as expressly contemplated by this Agreement or by the Indenture. This Agreement shall be construed as a separate agreement with respect to each Grantor and may be amended, modified, supplemented, waived or released with respect to any Grantor without the approval of any other Grantor and without affecting the obligations of any other Grantor hereunder. Section 5.05 Successors and Assigns. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party, and all covenants, promises and agreements by or on behalf of any Grantor or the Collateral Agent that are contained in this Agreement shall bind and enure to the benefit of their respective permitted successors and assigns. The Collateral Agent hereunder shall at all times be the same person that is the Collateral Agent under the Indenture. Upon the acceptance of any appointment as the Collateral Agent under the Indenture by a successor Collateral Agent, that successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent pursuant hereto. Section 5.06 Trustee’s and Collateral Agent’s Fees and Expenses; Indemnification. The parties hereto agree that the Trustee’s and the Collateral Agent shall be entitled to (i) reimbursement of their respective expenses incurred hereunder and (ii) indemnification for losses, claims, damages, liabilities and related expenses incurred or asserted, arising out of, in connection with or as a result of this Agreement, in each case, as and to the extent provided in Section 7.07 of the Indenture and the provisions of Section 7.07 of the Indenture shall be incorporated by reference herein and apply to each Grantor mutatis mutandis. This Section 5.06 shall survive the termination of this Agreement and the resignation or removal of the Collateral Agent. Section 5.07 Collateral Agent Appointed Attorney-in-Fact. Each Grantor hereby appoints the Collateral Agent the attorney-in-fact of such Grantor for the purpose, after the occurrence and during the continuance of an Event of Default, of carrying out the provisions of this Agreement and taking any action and executing any instrument that the Collateral Agent may deem necessary to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. The Collateral Agent shall have the right, upon the occurrence and during the continuance of an Event of Default, with full power of substitution either in the Collateral Agent’s name or in the name of such Grantor, (a) to receive, endorse, assign or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of payment relating to the Collateral or any part thereof, (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Collateral, (c) to ask for, demand, sue for, collect, receive and give acquittance for any and all moneys due or to become due under

- 32 - LEGAL_1:41351334.4 and by virtue of any Collateral, (d) to sign the name of any Grantor on any invoice or bill of lading relating to any of the Collateral, (e) to send verifications of Accounts to any Account Debtor, (f) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or otherwise realize on all or any of the Collateral or to enforce any rights in respect of any Collateral, (g) to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Collateral, (h) to notify, or to require any Grantor to notify, Account Debtors to make payment directly to the Collateral Agent, and (i) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement, as fully and completely as though the Collateral Agent were the absolute owner of the Collateral for all purposes; provided that nothing herein contained shall be construed as requiring or obligating the Collateral Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Collateral Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Collateral Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their officers, directors, employees or agents shall be responsible to any Grantor for any act or failure to act hereunder, except for their own gross negligence, bad faith or willful misconduct as found by final and nonappealable decision of a court of competent jurisdiction. Section 5.08 APPLICABLE LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE IN THE PROVINCE OF ONTARIO. Section 5.09 Waivers; Amendment. (a) No failure or delay by the Collateral Agent or any Secured Party in exercising any right, power or remedy hereunder or under any other Notes Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy, or any abandonment or discontinuance of steps to enforce such a right, power or remedy, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of the Collateral Agent and the Secured Parties hereunder and under the other Notes Documents are cumulative and are not exclusive of any rights, powers or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any Grantor therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 5.09, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Collateral Agent and the Grantor or Grantors with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Article 9 of the Indenture. Section 5.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY

- 33 - LEGAL_1:41351334.4 OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10. Section 5.11 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Notes Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions. Section 5.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 5.04 hereof. Delivery of an executed counterpart to this Agreement by facsimile or any other electronic transmission (e.g., “PDF” or “TIFF”) shall be as effective as delivery of a manually signed original. Section 5.13 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement. Section 5.14 Jurisdiction; Consent to Service of Process. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any court of competent jurisdiction in the Province of Ontario (an “Ontario Court”), in any action or proceeding arising out of or relating to this Agreement or the other Notes Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Ontario Court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Notes Documents in the courts of any jurisdiction, except that each of the Grantors agrees, to the extent permitted by applicable law, that (i) it will not bring any such action or proceeding in any court other than an Ontario Court (it being acknowledged and agreed by the parties hereto that any other forum would be inconvenient and inappropriate), and (ii) in any such action or proceeding brought against any Grantor in any other court, it will not assert any cross-claim, counterclaim or setoff, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Grantor from asserting or seeking the same in an Ontario Court. (b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or

- 34 - LEGAL_1:41351334.4 hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Notes Documents in any Ontario Court (other than with respect to actions by the Collateral Agent in respect of rights under this Agreement governed by laws other than the laws of the Province of Ontario or with respect to any Collateral subject thereto). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court. (c) Each party hereto hereby irrevocably and unconditionally agrees that service of process in any such action or proceeding may be effected by delivering by registered or certified mail (or substantially similar form of mail), postage prepaid, return receipt requested, a copy of such process to the applicable party at its address provided in accordance with Section 13.01 of the Indenture. (d) Each party hereto irrevocably and unconditionally agrees that the Collateral Agent retains the right to serve process in any other manner permitted by law or to bring proceedings against any Grantor in the courts of any other jurisdiction in connection with the exercise of any rights under this Agreement or the enforcement of any judgment. Without limiting the foregoing, each Grantor hereby agrees that service of process may be effected on the agent for service of process designated in the Indenture for such Grantor, in the manner provided in Section 13.16 of the Indenture. Section 5.15 Termination or Release. (a) The Liens securing any Obligations will be released, in whole or in part, as provided in Sections 11.01, 12.03 and 12.08 of the Indenture. (b) A Grantor shall automatically be released from its obligations hereunder and the security interests created hereunder in the Collateral of such Grantor shall be automatically released upon the consummation of any transaction that is permitted by the Indenture, as a result of which such Grantor ceases to be a Subsidiary, or, to the extent the procedures for designation are complied with under the Indenture, such Grantor otherwise ceases to be a Grantor. (c) [Reserved.] (d) In connection with any termination or release pursuant to paragraph (a) of this Section 5.15, the Collateral Agent shall, in each case, at such Grantor’s expense, (i) execute and deliver to any Grantor, and make any filing of, all documents that such Grantor shall reasonably request to evidence such termination or release (including, without limitation, making any filings (such as filings of PPSA financing change statements or releases in the Canadian Intellectual Property Office)), (ii) duly assign and transfer to such Grantor such of the Pledged Collateral that may be in the possession of the Collateral Agent and has not theretofore been sold or otherwise applied or released pursuant to this Agreement and (iii) take any other action reasonably requested or demanded to effectuate such release (including making any filing); provided that the Collateral Agent shall not be required to take any action under this Section 5.15(d) unless such Grantor shall have delivered to the Collateral Agent together with such request, which may be incorporated into such request, (1) a reasonably detailed description of the Collateral, which in any event shall be sufficient to effect the appropriate termination or release

- 35 - LEGAL_1:41351334.4 without causing the release of any other Collateral and (2) a certificate of an Authorized Officer of the Issuer or such Grantor certifying that the transaction giving rise to such termination or release is permitted by the Indenture and was, or will concurrently with the release be, consummated in compliance with the Notes Documents. Any execution and delivery of documents pursuant to this Section 5.15 shall be without recourse to or warranty by the Collateral Agent. Section 5.16 Additional Subsidiaries. Upon execution and delivery by the Collateral Agent and any subsidiary that is required to become a party hereto by Section 4.15 of the Indenture of an instrument in substantially the form of Exhibit I hereto (or in such other form reasonably satisfactory to the Collateral Agent), such subsidiary shall become a Grantor hereunder with the same force and effect as if originally named as a Grantor on the date hereof. The execution and delivery of any such instrument shall not require the consent of any other party to this Agreement. The rights and obligations of each party to this Agreement shall remain in full force and effect notwithstanding the addition of any new party to this Agreement. Section 5.17 Intercreditor Agreement. Notwithstanding anything herein to the contrary, the exercise of any right or remedy by the Collateral Agent hereunder is subject to the limitations and provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and the terms of this Agreement, the terms of the Intercreditor Agreement shall govern and control. Notwithstanding anything herein to the contrary, so long as the Intercreditor Agreement is in force, the requirements of this Agreement to deliver Collateral and any certificates, instruments or documents in relation thereto to the Collateral Agent shall be deemed satisfied by delivery of such Collateral and such certificates, instruments or documents in relation thereto to the Applicable Authorized Representative (as bailee for the Collateral Agent) as provided in the Intercreditor Agreement. Section 5.18 Delivery to Collateral Agent Generally. To the extent any information, agreement, certificates or other document to be delivered or provided to the Collateral Agent under this Agreement has to be satisfactory to the Collateral Agent, any information, agreement, certificates or other document substantially similar in form and substance to any corresponding information, agreement, certificates or other document delivered to the Senior Secured Credit Facilities Collateral Agent shall be deemed to be reasonably satisfactory to the Collateral Agent. The Collateral Agent shall not be required to make any request hereunder without the instructions of the holder of the Obligations in accordance with Section 12.09 of the Indenture. Section 5.19 Concerning the Collateral Agent. Section 12.09 of the Indenture concerning the Collateral Agent is incorporated herein mutatis mutandis, except that references therein to (i) “Holders” shall be references herein to “Secured Parties” and (ii) “Issuer” and “Guarantor” shall be references herein to “Grantor” as context dictates. [Signature Page Follows]

Canadian Pledge and Security Agreement LEGAL_1:41351334.4 IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written. CONCORDIA INTERNATIONAL CORP. By: Name: Title:

Canadian Pledge and Security Agreement LEGAL_1:41351334.4 CONCORDIA PHARMACEUTICALS INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B 200344, as a Grantor By: Name: Title:

Canadian Pledge and Security Agreement LEGAL_1:41351334.4 CONCORDIA LABORATORIES INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8- 10, avenue de la Gare, L-1610 Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg under number B 200376, as a Grantor By: Name:  Title: 

Canadian Pledge and Security Agreement LEGAL_1:41351334.4 U.S. BANK NATIONAL ASSOCIATION, as Collateral Agent By: Name: Title: By: Name: Title:

Schedule I

Schedule II

Schedule III

EXHIBIT E-3 FORM OF ENGLISH CLOSING DATE DEBENTURE [Attached.]

Allen & Overy LLP 0090900-0000011 BK:37535095.8 EXECUTION VERSION ENGLISH SECURITY AGREEMENT DATED _________OCTOBER 2016 BETWEEN CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED as Chargor - AND - U.S. Bank National Association as Collateral Agent

0090900-0000011 BK:37535095.8 CONTENTS Clause Page 1. Interpretation ......................................................................................................................................... 1 2. Creation of Security ............................................................................................................................... 5 3. Representations and Warranties – General ............................................................................................ 9 4. Restrictions on Dealings ...................................................................................................................... 11 5. Land ..................................................................................................................................................... 11 6. Investments .......................................................................................................................................... 13 7. Intellectual Property ............................................................................................................................ 15 8. Accounts .............................................................................................................................................. 15 9. Relevant Contracts............................................................................................................................... 15 10. Insurances ............................................................................................................................................ 16 11. When Security becomes Enforceable .................................................................................................. 16 12. Enforcement of Security ...................................................................................................................... 16 13. Receiver ............................................................................................................................................... 18 14. Powers of Receiver .............................................................................................................................. 19 15. Application of Proceeds ...................................................................................................................... 21 16. Expenses and Indemnity ...................................................................................................................... 21 17. Delegation ........................................................................................................................................... 21 18. Further Assurances .............................................................................................................................. 22 19. Power of Attorney ............................................................................................................................... 22 20. Preservation of Security ...................................................................................................................... 22 21. Miscellaneous ...................................................................................................................................... 24 22. Release ................................................................................................................................................. 25 23. Amendment ......................................................................................................................................... 26 24. Partial Invalidity .................................................................................................................................. 26 25. Remedies, Waivers and Determinations .............................................................................................. 26 26. Counterparts ........................................................................................................................................ 26 27. Collateral Agent................................................................................................................................... 26 28. Governing Law .................................................................................................................................... 27 29. Enforcement ........................................................................................................................................ 27

0090900-0000011 BK:37535095.8 Schedule 1. Security Assets .................................................................................................................................... 28 Part 1 Real Property ................................................................................................................... 28 Part 2 Shares ............................................................................................................................... 29 Part 3 Specific Plant and Machinery .......................................................................................... 30 Part 4 Relevant Contracts ........................................................................................................... 31 Part 5 Specific Intellectual Property ........................................................................................... 32 Part 6 Accounts .......................................................................................................................... 33 2. Forms of Letters for Account Bank ..................................................................................................... 34 Part 1 Notice to Account Bank ................................................................................................... 34 Part 2 Acknowledgement of Account Bank ............................................................................... 36 3. Forms of Letter for Insurances ............................................................................................................ 37 Part 1 Form of Notice of Assignment......................................................................................... 37 Part 2 Form of Letter of Undertaking ......................................................................................... 39 4. Forms of Letter for Relevant Contracts ............................................................................................... 40 Part 1 Notice to Counterparty ..................................................................................................... 40 Part 2 Acknowledgement of Counterparty ................................................................................. 42 Signatories ........................................................................................................................................................ 43

0090900-0000011 BK:37535095.8 1 THIS DEED is dated _____October 2016 and made BETWEEN: (1) CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED a private limited company incorporated in England and Wales as chargor (Company Registration Number 09821116) (the Chargor); and (2) U.S. BANK NATIONAL ASSOCIATION as collateral agent and trustee for the Secured Parties (as defined below), together with any successor collateral agent appointed in such capacity, and as defined below (the Collateral Agent). BACKGROUND: (A) The Chargor has entered into the Credit Agreement (as defined below). The Credit Agreement is secured by the Credit Agreement Security (as defined below). (B) The Chargor enters into this Deed in connection with the 2016 New York Law Purchase Agreement and 2016 Indenture (each as defined below). (C) This security is taken in accordance with the provisions of the Intercreditor Agreement (as defined below) and the 2016 Indenture. (D) It is intended that this document takes effect as a deed notwithstanding the fact that a party may only execute this document under hand. IT IS AGREED as follows: 1. INTERPRETATION 1.1 Definitions In this Deed: 2016 Indenture means the New York law governed indenture dated on or about the date of this Deed entered into by the Chargor, amongst others, for the offer and sale of the 2016 Notes. 2016 New York Law Purchase Agreement means a purchase agreement dated 6 October 2016 entered into between, among others, Concordia International Corp. and Goldman, Sachs & Co. as Initial Purchaser, to which the Chargor acceded as an Identified Guarantor (as defined therein) on or about the date of this Deed. 2016 Notes means the USD350 million in aggregate principal amount of 9% first lien senior secured notes due 2022 offered and sold under the 2016 Indenture. 2016 Pledge and Security Agreement means the New York law governed pledge and security agreement dated on or about the date of this Deed between, among others, the Chargor, Concordia International Corp. and the Collateral Agent. Account means each account of the Chargor located in England, including those specified in Part 6 of Schedule 1 (Security Assets) under the heading Accounts and includes each current, deposit or other account opened or maintained by the Chargor (and any successor, replacement account or subdivision or sub-account of that account) and the debt or debts represented thereby, other than any Excluded Accounts.

0090900-0000011 BK:37535095.8 2 Account Bank means, in relation to an Account, the bank or financial institution with which the Account is maintained. Act means the Law of Property Act 1925. “Business Day” has the meaning given to the term in the 20016 Indenture. Credit Agreement means the New York law governed credit and guaranty agreement in respect of certain Dollar Term Loans, Pounds Sterling Term Loans and Revolving Commitments dated 21 October 2015 and made between, amongst others, Concordia International Corp. (formerly known as Concordia Healthcare Corp.) as the borrower and Goldman Sachs Bank USA as the administrative agent and collateral agent. Credit Agreement Collateral Agent has the meaning given to the term in the Intercreditor Agreement. Credit Agreement Security means the English Security Agreement dated 21 October 2015, and entered into between Concordia Investment Holdings (UK) Limited as chargor, and Goldman Sachs Bank USA as collateral agent. Event of Default has the meaning given to that term in the 2016 Indenture. Excluded Accounts has the meaning given to that term in the 2016 Pledge and Security Agreement. Excluded Equity Interest has the meaning given to that term in the 2016 Pledge and Security Agreement. Excluded Instruments has the meaning given to that term in the 2016 Pledge and Security Agreement. Excluded Property has the meaning given to that term in the 2016 Pledge and Security Agreement. Fixtures means all fixtures and fittings (including trade fixtures and fittings) and fixed plant and machinery included in the Chargor's Mortgaged Property. Grantor has the meaning given to the term in the Intercreditor Agreement. Group means Concordia International Corp. and its Subsidiaries. Intellectual Property means any patents, trademarks, service marks, designs, business and trade names, copyrights, design rights, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered, and the benefit of all applications and rights to use such assets in which the Chargor may from time to time have an interest, provided that this shall not extend to (i) licences and sub-licences which under their terms prohibit the granting of security by the licensee or the licensor or (ii) any Excluded Property. Intercreditor Agreement means the New York law governed intercreditor agreement dated on or about the date of this Deed entered into by, among others, the Chargor, the Collateral Agent and Goldman Sachs Bank USA as Credit Agreement Collateral Agent. Investments means: (a) the Shares; and

0090900-0000011 BK:37535095.8 3 (b) all other shares, stocks, debentures, bonds, warrants, coupons and other securities and investments, which the Chargor purports to mortgage or charge under this Deed, other than (i) any Excluded Instruments and (ii) any Excluded Equity Interest. Material Adverse Effect has the meaning given to the term “Material Adverse Effect” in the 2016 Pledge and Security Agreement. Monetary Claims means any book and other debts and monetary claims owing to the Chargor (excluding any Accounts) and any proceeds of such debts and claims (including any claims or sums of money deriving from or in relation to any Intellectual Property, any Investments, any court order or judgment, any contract or agreement to which the Chargor is a party and any other assets, property, rights or undertaking of the Chargor), other than any Excluded Property. Mortgaged Property means all freehold and leasehold property which the Chargor purports to mortgage or charge under this Deed, other than any Excluded Property. Notes Document has the meaning given to that term in the 2016 Indenture. Party means a party to this Deed. Permitted Lien has the meaning given to that term in the 2016 Indenture. Receiver means an administrative receiver, a receiver and manager or a receiver, in each case, appointed under this Deed. Related Rights means, in relation to any asset (as applicable): (a) the proceeds of sale or rental of any part of that asset; (b) all rights under any licence, agreement for sale or agreement for lease in respect of that asset; (c) all rights, powers, benefits, claims, causes of action, contracts, warranties, remedies, security, guarantees, indemnities or covenants for title in respect of or derived from that asset; and (d) any monies and proceeds paid or payable in respect of that asset, in each case, other than any Excluded Property. Relevant Contract means in relation to the Chargor any agreement to which it is a party, including those specified in Part 4 of Schedule 1 (Security Assets), other than any Excluded Property. Secured Documents means any Notes Document under which Secured Liabilities are owed to the Secured Parties. Secured Liabilities has the meaning given to the term “Obligations” in the 2016 Pledge and Security Agreement. Secured Party has the meaning given to the term “Secured Parties” in the 2016 Pledge and Security Agreement.

0090900-0000011 BK:37535095.8 4 Security means any Security Interest created, evidenced or conferred by or under this Deed. Security Assets means all assets of the Chargor the subject of any security created by this Deed. Security Interest has the meaning given to the term “Lien” in the 2016 Indenture. Security Period means the period beginning on the date of this Deed and ending on the date on which this Security is released pursuant to Clause 22 (Release). Shares means the shares in any directly owned Subsidiary incorporated in England owned legally or beneficially by the Chargor, whether held directly by or to the order of the Chargor or by any trustee, nominee, fiduciary or clearance system on its behalf (including the Collateral Agent) (including the shares identified in Schedule 1 (Security Assets)), other than (i) any Excluded Equity Interests and (ii) any Excluded Instruments. 1.2 Construction (a) Capitalised terms defined in the 2016 Pledge and Security Agreement and the 2016 Indenture have, unless expressly defined in this Deed, the same meaning in this Deed. (b) The provisions of section 1.03 (Rules of Construction) of the 2016 Indenture apply to this Deed as though they were set out in full in this Deed, except that references to the 2016 Indenture will be construed as references to this Deed. (c) If there is any inconsistency between any term of this Deed and the Intercreditor Agreement, the Intercreditor Agreement shall prevail. (d) The term: (i) certificated has the meaning given to it in the Uncertificated Securities Regulations 2001; and (ii) assets includes present and future properties, revenues and rights of every description. (e) Any covenant of the Chargor under this Deed remains in force during the Security Period and is given for the benefit of each Secured Party. (f) The terms of the Secured Documents and of any side letters between any Parties in relation to any Secured Document (as the case may be) are incorporated in this Deed to the extent required to ensure that any purported disposition of any freehold or leasehold property contained in this Deed is a valid disposition in accordance with section 2(1) of the Law of Property (Miscellaneous Provisions) Act 1989. (g) If an amount paid to a Secured Party under a Secured Document is avoided or otherwise set aside on the liquidation or administration of the payer or otherwise, then that amount will not be considered to have been irrevocably paid for the purposes of this Deed. (h) Unless the context otherwise requires, a reference to a Security Asset includes: (i) any part of that Security Asset; (ii) any proceeds of that Security Asset; and (iii) any present and future assets of that type.

0090900-0000011 BK:37535095.8 5 (i) No representation or covenant is given by the Chargor in respect of any Excluded Accounts, Excluded Equity Interest, Excluded Instruments or Excluded Property. 1.3 Third Party Rights (a) Unless expressly provided to the contrary in a Secured Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Deed. (b) Notwithstanding any term of any Secured Document, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time. 2. CREATION OF SECURITY 2.1 General (a) All this Security: (i) is created in favour of the Collateral Agent for itself and on behalf of the Secured Parties; (ii) is created over present and future assets of the Chargor; (iii) is created subject to Permitted Liens; (iv) is security for the payment, discharge and performance of all the Secured Liabilities; and (v) is made with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994. (b) Notwithstanding the foregoing or anything herein to the contrary, in no event shall any security created under this Deed be created or arise over or in respect of any Excluded Accounts, Excluded Equity Interest, Excluded Instruments or Excluded Property. (c) If the Chargor assigns an agreement under this Deed (or charges it) and the assignment or charge breaches a term of that agreement because a third party's consent has not been obtained: (i) the Chargor must notify the Collateral Agent as soon as reasonably practicable; (ii) the assignment or charge will not take effect until that consent is obtained; (iii) unless the Collateral Agent otherwise requires, the Chargor must use all reasonable endeavours to obtain the consent as soon as practicable; and (iv) the Chargor must notify the Collateral Agent in writing as soon as reasonably practicable after a consent has been obtained by it. (d) The Collateral Agent holds the benefit of this Deed on trust for the Secured Parties. (e) The fact that no or incomplete details of any Security Asset are inserted in Schedule 1 (Security Assets) does not affect the validity or enforceability of this Security. 2.2 Land (a) The Chargor charges:

0090900-0000011 BK:37535095.8 6 (i) by way of a first legal mortgage (or, where such asset is subject to the Credit Agreement Security, second legal mortgage) all estates or interests in any freehold or leasehold property owned by it and all rights under any licence or other agreement or document which gives the Chargor a right to occupy or use such Mortgaged Property; this includes any specified in Part 1 of Schedule 1 (Security Assets); and (ii) (to the extent that they are not the subject of a mortgage under subparagraph (i) above) by way of first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge) all estates or interests in any freehold or leasehold property owned by it and all rights under any licence or other agreement or document which gives the Chargor a right to occupy or use such property. (b) A reference in this Deed to any freehold or leasehold property includes: (i) all buildings, erections, fixtures and fittings (including trade fixtures and fittings) and fixed plant and machinery on that property owned by the Chargor; and (ii) the benefit of any covenants for title given or entered into by any predecessor in title of the Chargor in respect of that property and any moneys paid or payable in respect of those covenants. 2.3 Investments (a) The Chargor charges by way of a first legal mortgage (or, where such asset is subject to the Credit Agreement Security, second legal mortgage): (i) all Shares in any member of the Group owned by it or held by any nominee on its behalf and all Related Rights in relation thereto; this includes any specified in Part 2 of Schedule 1 (Security Assets); and (ii) all other shares, stocks, debentures, bonds, warrants, coupons or other securities and investments (including all Eligible Cash Equivalents (as defined in the 2016 Indenture)) owned by it or held by any nominee on its behalf and all Related Rights in relation thereto, in each case, other than (i) any Excluded Equity Interests and (ii) any Excluded Instruments. (b) A reference in this Deed to any share, stock, debenture, bond, warrant, coupon or other security or investment includes: (i) any dividend, interest or other distribution paid or payable; and (ii) any right, money or property accruing or offered at any time by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise, in relation to that share, stock, debenture, bond, warrant, coupon or other security or investment. 2.4 Plant and machinery The Chargor charges by way of a first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge) all plant, machinery, computers, office equipment and vehicles and all Related Rights in relation thereto owned by it and its interest in any plant, machinery, computers, office equipment and vehicles and all Related Rights in relation thereto in its possession.

0090900-0000011 BK:37535095.8 7 2.5 Credit balances The Chargor charges by way of a first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge) all of its rights, title and interest from time to time in and to each of its Accounts and all Related Rights in relation thereto. 2.6 Insurances (a) The Chargor assigns absolutely (subject to the Credit Agreement Security), subject to a proviso for reassignment on redemption, all amounts payable to it under or in connection with any contract or policy of insurance taken out on its behalf and all of its rights in connection with those amounts. (b) To the extent that they are not effectively assigned under paragraph (a) above, the Chargor charges by way of first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge) all amounts and rights described in paragraph (a) above. (c) A reference in this Subclause to any amounts excludes all amounts received or receivable under or in connection with any third party liability insurance and required to settle a liability of a Grantor to a third party. 2.7 Other contracts (a) The Chargor assigns absolutely (subject to the Credit Agreement Security), subject to a proviso for re-assignment on redemption, all of its rights in respect of: (i) its Relevant Contracts; (ii) any letter of credit issued in its favour; and (iii) any bill of exchange or other negotiable instrument held by it. (b) To the extent that any right described in paragraph (a) above is not assignable or capable of assignment, the assignment of that right purported to be effected by paragraph (a) shall operate as an assignment of any damages, compensation, remuneration, profit, rent or income which the Chargor may derive from that right or be awarded or entitled to in respect of that right. (c) To the extent that they do not fall within any other Subclause of this Clause and are not effectively assigned under paragraph (a) or (b) above, the Chargor charges by way of first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge) all of its rights under each agreement and document to which it is a party. 2.8 Monetary Claims The Chargor charges, by way of first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge), all of its rights, title and interest from time to time in and to its Monetary Claims (other than any claims which are otherwise subject to a fixed charge or assignment (at law or in equity) pursuant to this Deed or the Credit Agreement Security) and all Related Rights in relation thereto (to the extent not already charged under this Clause). 2.9 Intellectual property The Chargor charges by way of a first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge) all of its rights in respect of any Intellectual Property and

0090900-0000011 BK:37535095.8 8 all Related Rights in relation thereto; this includes any specified in Part 5 of Schedule 1 (Security Assets). 2.10 Miscellaneous The Chargor charges by way of a first fixed charge (or, where such asset is subject to the Credit Agreement Security, second fixed charge): (a) any beneficial interest, claim or entitlement it has to any assets of any pension fund; (b) its goodwill; (c) the benefit of any authorisation (statutory or otherwise) held in connection with its business or the use of any Security Asset; (d) the right to recover and receive compensation which may be payable to it in respect of any authorisation referred to in paragraph (c) above; and (e) its uncalled capital. 2.11 Floating charge (a) The Chargor charges by way of a first floating charge (or, where such asset is subject to the Credit Agreement Security, second floating charge) all of its assets whatsoever and wheresoever not otherwise effectively mortgaged, charged or assigned under this Deed. (b) Except as provided below, the Collateral Agent may by notice in writing to the Chargor convert the floating charge created by the Chargor under this Deed into a fixed charge as regards any of the Chargor's assets specified in that notice, if: (i) an Event of Default has occurred and is continuing and the Collateral Agent has been notified of the Event of Default; or (ii) the Collateral Agent considers those assets to be in danger of being seized or sold under any form of distress, attachment, execution or other legal process or to be otherwise in jeopardy. (c) The floating charge created under this Deed may not be converted into a fixed charge solely by reason of: (i) the obtaining of a moratorium; or (ii) anything done with a view to obtaining a moratorium, under Section 1A of the Insolvency Act 1986. (d) The floating charge created under this Deed will (in addition to the circumstances in which the same will occur under general law) automatically convert into a fixed charge over all of the Chargor's assets: (i) if an administrator is appointed or the Collateral Agent receives notice of an intention to appoint an administrator; or (ii) on the convening of any meeting of the members of the Chargor to consider a resolution to wind the Chargor up (or not to wind the Chargor up).

0090900-0000011 BK:37535095.8 9 (e) The floating charge created under this Deed is a qualifying floating charge for the purpose of paragraph 14 of Schedule B1 to the Insolvency Act 1986. (f) The giving by the Collateral Agent of a notice under paragraph (b) above in relation to any asset of the Chargor will not be construed as a waiver or abandonment of the Collateral Agent's rights to give any other notice in respect of any other asset or of any other right of any other Secured Party under this Deed or any other Secured Document. 3. REPRESENTATIONS AND WARRANTIES – GENERAL 3.1 Status The Chargor is a limited liability company, duly incorporated and validly existing under the laws of England and Wales. 3.2 Binding obligations Subject to: (a) the effects of bankruptcy, insolvency, moratorium, reorganisation, fraudulent conveyance or other similar laws affecting creditors’ rights generally; (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); (c) implied covenants of good faith and fair dealing; and (d) general principles of law limiting the same which are specifically referred to in any legal opinion delivered to the Collateral Agent pursuant to the 2016 Indenture and the 2016 New York Law Purchase Agreement, the obligations expressed to be assumed by the Chargor in this Deed are legal, valid, binding and enforceable obligations. 3.3 Non-conflict with other obligations The entry into and performance by the Chargor of, and the transactions contemplated by, this Deed do not conflict with: (a) any law or regulation applicable to the Chargor; (b) the Chargor’s constitutional documents; or (c) any agreement or instrument binding upon the Chargor or any of the Chargor’s assets, where any such conflict referred to in paragraphs (a) or (c) above would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. 3.4 Power and authority The Chargor has the power to enter into and perform, and has taken all necessary action to authorise its entry into and performance of, this Deed and the transactions contemplated by this Deed.

0090900-0000011 BK:37535095.8 10 3.5 Validity and admissibility in evidence (a) All authorisations required or desirable: (i) to enable the Chargor lawfully to enter into, exercise its rights and comply with its obligations in this Deed; and (ii) to make this Deed admissible in evidence in the Chargor’s jurisdiction of incorporation, have been obtained or effected and are in full force and effect except for any such authorisations with respect to which the failure to be obtained or made would not reasonably be expected to have a Material Adverse Effect. (b) All authorisations necessary for the conduct of the business, trade and ordinary activities of the Chargor have been obtained or effected and are in full force and effect except for any such authorisations with respect to which the failure to be obtained or made would not reasonably be expected to have a Material Adverse Effect. 3.6 No filing or stamp taxes Under the laws of the Chargor’s jurisdiction of incorporation it is not necessary that this Deed be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Deed or the transactions contemplated by this Deed except: (a) registration of particulars of this Deed at the Companies Registration Office under the Companies Act 2006 and payment of associated fees; (b) if applicable, registration of particulars of this Deed at the Land Registry or Land Charge Registry in England and Wales and payment of associated fees; and (c) if applicable, registration of particulars of this Deed at the U.K. Intellectual Property Office in England and Wales and payment of associated fees, which registrations, filings, taxes and fees will be made and paid promptly after the date of this Deed. 3.7 Nature of security The Chargor represents and warrants to each Secured Party that this Deed: (a) subject to any Permitted Lien, creates the Security Interests it purports to create; and (b) is not liable to be avoided or otherwise set aside on the Chargor’s liquidation or administration or otherwise, subject, in each case, to any general principles of law limiting the same which are specifically referred to in any legal opinion delivered to the Collateral Agent pursuant to the 2016 Indenture or to the Initial Purchaser (as defined in the 2016 New York Law Purchase Agreement) pursuant to the 2016 New York Law Purchase Agreement.

0090900-0000011 BK:37535095.8 11 3.8 Times for making representations and warranties (a) The representations and warranties set out in this Deed (including in this Clause) are made by the Chargor: (i) on the date of this Deed; and (ii) on each date on which any Shares acquired after the date of this Deed become subject to the security created by this Deed provided that on such date, the representations and warranties set out in this Deed shall only be made by the Chargor to the extent that they relate to, or apply in respect of, such Shares acquired. (b) Each representation and warranty under this Deed is deemed to be made by the Chargor by reference to the facts and circumstances then existing on the date on which the representation or warranty is made or deemed to be made. 4. RESTRICTIONS ON DEALINGS The Chargor may not: (a) create or permit to subsist any Security Interest on any Security Asset; or (b) sell, transfer, licence, lease or otherwise dispose of any Security Asset, except as: (i) created by, or pursuant to, this Deed; or (ii) permitted under the 2016 Indenture. 5. LAND 5.1 Title The Chargor represents and warrants to each Secured Party that it is the legal and beneficial owner of its Mortgaged Property. 5.2 Acquisitions If the Chargor acquires any freehold or leasehold property after the date of this Deed, it must: (a) notify the Collateral Agent as soon as is reasonably practicable; (b) as soon as is reasonably practicable on request by the Collateral Agent and at the cost of the Chargor, execute and deliver to the Collateral Agent a legal mortgage in favour of the Collateral Agent of that property in any form (consistent with this Deed) which the Collateral Agent may require; (c) if the title to that freehold or leasehold property is registered at H.M. Land Registry or required to be so registered, give H.M. Land Registry written notice of this Security; and (d) if applicable, ensure that this Security is correctly noted in the Register of Title against that title at H.M. Land Registry.

0090900-0000011 BK:37535095.8 12 5.3 Notices The Chargor must, within 14 Business Days after the receipt by it of any application, requirement, order or notice served or given by any public or local or any other authority with respect to its Mortgaged Property (or any part of it) which would or would be reasonably likely to have a material adverse effect on the value, saleability or use of any of the Mortgaged Property: (a) deliver a copy to the Collateral Agent; and (b) inform the Collateral Agent of the steps taken or proposed to be taken to comply with the relevant requirement. 5.4 H.M. Land Registry The Chargor consents to a restriction in the following terms being entered into on the Register of Title relating to any Mortgaged Property registered at H.M. Land Registry: "No disposition of the registered estate by the proprietor of the registered estate is to be registered without a written consent signed by the proprietor for the time being of the security agreement dated [ ] in favour of [ ] referred to in the charges register or their conveyancer. (Standard form P)". 5.5 Deposit of title deeds (a) The Chargor must deposit with the Collateral Agent all deeds and documents of title relating to its Mortgaged Property and all local land charges, land charges and Land Registry search certificates and similar documents received by it or on its behalf. (b) For so long as the First Priority Credit Obligations (as defined in the 2016 Indenture) are outstanding, the requirement for delivery of the documents referred to in paragraph (a) above shall be deemed satisfied by delivery of the same documents to the Credit Agreement Collateral Agent. 5.6 Power to remedy (a) If the Chargor fails to perform any covenant or stipulation or any term of this Deed affecting its Mortgaged Property, the Chargor must allow the Collateral Agent or its agents and contractors: (i) to enter any part of its Mortgaged Property; (ii) to comply with or object to any notice served on the Chargor in respect of its Mortgaged Property; and (iii) to take any action as the Collateral Agent may reasonably consider necessary or desirable to prevent or remedy any breach of any such covenant, stipulation or term or to comply with or object to any such notice. (b) The Chargor must, as soon as reasonably practicable, on request by the Collateral Agent pay the costs and expenses of the Collateral Agent or its agents and contractors incurred in connection with any action taken by it under this Subclause.

0090900-0000011 BK:37535095.8 13 6. INVESTMENTS 6.1 Investments The Chargor represents and warrants to each Secured Party that it is the sole legal and beneficial owner of its Investments. 6.2 Certificated Investments Subject to clause 6.3 (Delivery of share certificates), as soon as reasonably practicable after its acquisition of any certificated Investment, the Chargor must: (a) within ten Business Days of the receipt by the Chargor of the relevant documents, deposit with the Collateral Agent, or as the Collateral Agent may direct, any bearer instrument, share certificate or other document of title or evidence of ownership in relation to that Investment; and (b) as soon as is reasonably practicable, take any action and execute and deliver to the Collateral Agent any share transfer or other document which may be requested by the Collateral Agent in order to enable the transferee to be registered as the owner or otherwise obtain a legal title to that Investment; this includes: (i) delivering executed and (unless exempt from stamp duty), pre-stamped share transfers in favour of the Collateral Agent or any of its nominees as transferee or, if the Collateral Agent so directs, with the transferee left blank; and (ii) procuring that those share transfers are registered by the company in which the Investments are held and that share certificates in the name of the transferee are delivered to the Collateral Agent. 6.3 Delivery of share certificates For so long as the First Priority Credit Obligations (as defined in the 2016 Indenture) are outstanding, the requirement for delivery of the documents referred to in clause 6.2 above shall be deemed satisfied by delivery of the same documents to the Credit Agreement Collateral Agent. 6.4 Changes to rights Except to the extent permitted by the 2016 Indenture, the Chargor may not take or allow the taking of any action on its behalf which may result in further Shares being issued. 6.5 Calls (a) The Chargor must pay all calls and other payments due and payable in respect of any of its Investments. (b) If the Chargor fails to do so, the Collateral Agent may pay those calls or other payments on behalf of the Chargor. The Chargor must, as soon as reasonably practicable, on request reimburse the Collateral Agent for any payment made by the Collateral Agent under this Subclause and, pending reimbursement, that payment will constitute part of the Secured Liabilities.

0090900-0000011 BK:37535095.8 14 6.6 Other obligations in respect of Investments (a) The Chargor must comply with all requests for information which is within its knowledge and which are made under any law or regulation or by any listing or other authority or any similar provision contained in any articles of association or other constitutional document relating to any of its Investments. If the Chargor fails to do so, the Collateral Agent may elect to provide any information which it may have on behalf of the Chargor. (b) The Chargor must as soon as is reasonably practicable supply a copy to the Collateral Agent of any information referred to in subparagraph (a) above. (c) The Chargor must comply with all other conditions and obligations assumed by it in respect of any of its Investments except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect. (d) The Collateral Agent will not be required in any manner to: (i) perform or fulfil any obligation of the Chargor; (ii) make any payment; (iii) make any enquiry as to the nature or sufficiency of any payment received by it or the Chargor; or (iv) present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under this Deed, in respect of any Investment. 6.7 Voting rights (a) Unless this Security has become enforceable and an Event of Default is continuing, the Chargor may continue to exercise the voting rights, powers and other rights in respect of the Investments. (b) Unless this Security has become enforceable and an Event of Default is continuing, all dividends or other income or distributions paid or payable in relation to any Investments must be paid to the Chargor. (c) After this Security has become enforceable and while an Event of Default is continuing, the Collateral Agent or its nominee may exercise or refrain from exercising: (i) any voting rights; and (ii) any other powers or rights which may be exercised by the legal or beneficial owner of any Investment, any person who is the holder of any Investment or otherwise, in each case, in the name of the Chargor, the registered holder or otherwise and without any further consent or authority on the part of the Chargor and irrespective of any direction given by the Chargor.

0090900-0000011 BK:37535095.8 15 (d) If any Investments remain registered in the name of the Chargor, the Chargor irrevocably (but subject to Clause 22 (Release) below) appoints the Collateral Agent or its nominee as its proxy to exercise all voting rights in respect of those Investments at any time after this Security has become enforceable and an Event of Default is continuing. 7. INTELLECTUAL PROPERTY 7.1 Representations The Chargor represents to each Secured Party that as at the date of this Deed all Intellectual Property which is material to its business is identified in Part 5 of Schedule 1 (Security Assets). 7.2 Preservation The Chargor must as soon as is reasonably practicable, if requested to do so by the Collateral Agent, sign or procure the signature of, and comply with all instructions of the Collateral Agent in respect of, any document required to make entries in any public register of Intellectual Property (including the United Kingdom Trade Marks Register) which either record the existence of this Deed or the restrictions on disposal imposed by this Deed. 8. ACCOUNTS 8.1 Withdrawals (a) Until the occurrence of an Event of Default which is continuing, the Chargor shall have the right to continue to deal with the Accounts. (b) Upon the occurrence of an Event of Default which is continuing: (i) the Chargor shall not deal with any Account (including withdrawing any moneys (including interest) standing to the credit of any Account or giving any Account Bank instructions in relation to the Accounts); and (ii) the Collateral Agent may deliver any written notices or other instruction to any Account Bank in relation to the operation of the Accounts. 8.2 Notices of charge After this Security has become enforceable and while an Event of Default is continuing, and if the Collateral Agent so requests in writing, the Chargor must immediately serve a notice of charge, substantially in the form of Part 1 of Schedule 2 (Forms of Letters for Account Bank), on each Account Bank. 9. RELEVANT CONTRACTS 9.1 Preservation The Chargor may not, without the prior written consent of the Collateral Agent or unless permitted under the 2016 Indenture terminate any Relevant Contract to the extent that such termination would, or would reasonably be expected to have, a Material Adverse Effect.

0090900-0000011 BK:37535095.8 16 9.2 Notices of assignment After this Security has become enforceable and while an Event of Default is continuing, and if the Collateral Agent so requests in writing, the Chargor must immediately serve a notice of assignment, substantially in the form of Part 1 of Schedule 4 (Forms of Letter for Relevant Contracts), on each of the other parties to each of its Relevant Contracts. 10. INSURANCES 10.1 Rights (a) The Chargor must maintain the insurances required of it under the 2016 Indenture. (b) After this Security has become enforceable and while an Event of Default is continuing: (i) the Collateral Agent may exercise (without any further consent or authority on the part of the Chargor and irrespective of any direction given by the Chargor) any of the rights of the Chargor in connection with any amounts payable to it under any of its insurances; (ii) the Chargor must take such steps (at its own cost) as the Collateral Agent may require to enforce those rights; this includes initiating and pursuing legal or arbitration proceedings in the name of the Chargor; and (iii) the Chargor must hold any payment received by it under any of its insurances on trust for the Collateral Agent. 10.2 Notice After this Security has become enforceable and while an Event of Default is continuing, and if the Collateral Agent so requests in writing, the Chargor must immediately, deliver a notice substantially in the form of Part 1 of Schedule 3 (Forms of Letter for Insurances), to each of the other parties to each of the insurances. 11. WHEN SECURITY BECOMES ENFORCEABLE 11.1 Timing This Security will become immediately enforceable if an Event of Default occurs and is continuing. 11.2 Enforcement After this Security has become enforceable and an Event of Default is continuing, the Collateral Agent may in its absolute discretion enforce all or any part of this Security in any manner it sees fit or as the Holders (as defined in the 2016 Indenture) direct. 12. ENFORCEMENT OF SECURITY 12.1 General (a) The power of sale and any other power conferred on a mortgagee by law (including under section 101 of the Act) as varied or amended by this Deed will be immediately exercisable at any time after this Security has become enforceable.

0090900-0000011 BK:37535095.8 17 (b) For the purposes of all powers implied by law, the Secured Liabilities are deemed to have become due and payable on the date of this Deed. (c) Any restriction imposed by law on the power of sale (including under section 103 of the Act) or the right of a mortgagee to consolidate mortgages (including under section 93 of the Act) does not apply to this Security. (d) Any powers of leasing conferred on the Collateral Agent by law are extended so as to authorise the Collateral Agent to lease, make agreements for leases, accept surrenders of leases and grant options as the Collateral Agent may think fit and without the need to comply with any restrictions conferred by law (including under section 99 or 100 of the Act). 12.2 No liability as mortgagee in possession Notwithstanding any other provision, neither the Collateral Agent nor any Receiver will be liable, by reason of entering into possession of a Security Asset: (a) to account as mortgagee in possession or for any loss on realisation; or (b) for any default or omission for which a mortgagee in possession might be liable. 12.3 Privileges Each Receiver and the Collateral Agent is entitled to all the rights, powers, privileges and immunities conferred by law (including the Act) on mortgagees and receivers duly appointed under any law (including the Act). 12.4 Protection of third parties No person (including a purchaser) dealing with the Collateral Agent or a Receiver or its or his agents will be concerned to enquire: (a) whether the Secured Liabilities have become payable; (b) whether any power which the Collateral Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised; (c) whether any money remains due under the Secured Documents; or (d) how any money paid to the Collateral Agent or to that Receiver is to be applied. 12.5 Redemption of prior mortgages (a) At any time after this Security has become enforceable and while an Event of Default is continuing, the Collateral Agent may: (i) redeem any prior Security Interest against any Security Asset; and/or (ii) procure the transfer of that Security Interest to itself; and/or (iii) settle and pass the accounts of the prior mortgagee, chargee or encumbrancer; any accounts so settled and passed will be, in the absence of manifest error, conclusive and binding on the Chargor.

0090900-0000011 BK:37535095.8 18 (b) The Chargor must pay to the Collateral Agent, as soon as is reasonably practicable, the costs and expenses incurred by the Collateral Agent in connection with any such redemption and/or transfer, including the payment of any principal or interest. 12.6 Contingencies If this Security is enforced at a time when no amount is due under the Secured Documents but at a time when amounts may or will become due, the Collateral Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into such number of suspense accounts as it considers appropriate. 13. RECEIVER 13.1 Appointment of Receiver (a) Except as provided below, the Collateral Agent may appoint any one or more persons to be a Receiver of all or any part of the Security Assets if this Security has become enforceable. (b) Any appointment under paragraph (a) above may be by deed, under seal or in writing under its hand. (c) Except as provided below, any restriction imposed by law on the right of a mortgagee to appoint a Receiver (including under Section 109(1) of the Act) does not apply to this Deed. (d) The Collateral Agent is not entitled to appoint a Receiver solely as a result of the obtaining of a moratorium (or anything done with a view to obtaining a moratorium) under Section 1A of the Insolvency Act 1986. (e) The Collateral Agent may not appoint an administrative receiver (as defined in Section 29(2) of the Insolvency Act 1986) over the Security Assets if the Collateral Agent is prohibited from so doing by section 72A of the Insolvency Act 1986 and no exception to the prohibition on appointing an administrative receiver applies. 13.2 Removal The Collateral Agent may by writing under its hand (subject to any requirement for an order of the court in the case of an administrative receiver) remove any Receiver appointed by it and may, whenever it thinks fit, appoint a new Receiver in the place of any Receiver whose appointment may for any reason have terminated. 13.3 Remuneration The Collateral Agent may fix the remuneration of any Receiver appointed by it and any maximum rate imposed by any law (including under Section 109(6) of the Act) will not apply. 13.4 Agent of the Chargor (a) A Receiver will be deemed to be the agent of the Chargor for all purposes and accordingly will be deemed to be in the same position as a Receiver duly appointed by a mortgagee under the Act. The Chargor is solely responsible for the contracts, engagements, acts, omissions, defaults and losses of a Receiver and for liabilities incurred by a Receiver. (b) No Secured Party will incur any liability (either to the Chargor or to any other person) by reason of the appointment of a Receiver or for any other reason.

0090900-0000011 BK:37535095.8 19 13.5 Relationship with Collateral Agent To the fullest extent allowed by law, any right, power or discretion conferred by this Deed (either expressly or impliedly) or by law on a Receiver may after this Security becomes enforceable be exercised by the Collateral Agent in relation to any Security Asset without first appointing a Receiver and notwithstanding the appointment of a Receiver. 14. POWERS OF RECEIVER 14.1 General (a) A Receiver has all the rights, powers and discretions set out below in this Clause in addition to those conferred on it by any law. This includes: (i) in the case of an administrative receiver, all the rights, powers and discretions conferred on an administrative receiver under the Insolvency Act 1986; and (ii) otherwise, all the rights, powers and discretions conferred on a receiver (or a receiver and manager) under the Act and the Insolvency Act 1986. (b) If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all the powers conferred on a Receiver under this Deed individually and to the exclusion of any other Receiver. 14.2 Possession A Receiver may take immediate possession of, get in and collect any Security Asset. 14.3 Carry on business A Receiver may carry on any business of the Chargor in any manner he thinks fit. 14.4 Employees (a) A Receiver may appoint and discharge managers, officers, agents, accountants, servants, workmen and others for the purposes of this Deed upon such terms as to remuneration or otherwise as he thinks fit. (b) A Receiver may discharge any person appointed by the Chargor. 14.5 Borrow money A Receiver may raise and borrow money either unsecured or on the security of any Security Asset either in priority to this Security or otherwise and generally on any terms and for whatever purpose which he thinks fit. 14.6 Sale of assets (a) A Receiver may sell, exchange, convert into money and realise any Security Asset by public auction or private contract and generally in any manner and on any terms which he thinks fit. (b) The consideration for any such transaction may consist of cash, debentures or other obligations, shares, stock or other valuable consideration and any such consideration may be payable in a lump sum or by instalments spread over any period which he thinks fit.

0090900-0000011 BK:37535095.8 20 (c) Fixtures may be severed and sold separately from the property containing them without the consent of the Chargor. 14.7 Leases A Receiver may let any Security Asset for any term and at any rent (with or without a premium) which he thinks fit and may accept a surrender of any lease or tenancy of any Security Asset on any terms which he thinks fit (including the payment of money to a lessee or tenant on a surrender). 14.8 Compromise A Receiver may settle, adjust, refer to arbitration, compromise and arrange any claim, account, dispute, question or demand with or by any person who is or claims to be a creditor of the Chargor or relating in any way to any Security Asset. 14.9 Legal actions A Receiver may bring, prosecute, enforce, defend and abandon any action, suit or proceedings in relation to any Security Asset which he thinks fit. 14.10 Receipts A Receiver may give a valid receipt for any moneys and execute any assurance or thing which may be proper or desirable for realising any Security Asset. 14.11 Subsidiaries A Receiver may form a Subsidiary of the Chargor and transfer to that Subsidiary any Security Asset. 14.12 Delegation A Receiver may delegate his powers in accordance with this Deed. 14.13 Lending A Receiver may lend money or advance credit to any customer of the Chargor. 14.14 Protection of assets A Receiver may: (a) effect any repair or insurance and do any other act which the Chargor might do in the ordinary conduct of its business to protect or improve any Security Asset; (b) commence and/or complete any building operation; and (c) apply for and maintain any planning permission, building regulation approval or any other authorisation, in each case as he thinks fit. 14.15 Other powers A Receiver may:

0090900-0000011 BK:37535095.8 21 (a) do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed or by law; (b) exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and (c) use the name of the Chargor for any of the above purposes. 15. APPLICATION OF PROCEEDS (a) Any moneys received by the Collateral Agent or that Receiver after this Security has become enforceable must be applied by the Collateral Agent in accordance with section 4.02 of the 2016 Pledge and Security Agreement. (b) This Clause is subject to the payment of any claims having priority over this Security and to the terms of the Intercreditor Agreement. This Clause does not prejudice the right of any Secured Party to recover any shortfall from the Chargor. 16. EXPENSES AND INDEMNITY (a) The Chargor must: (i) pay all reasonable, documented or invoiced out-of-pocket costs and expenses (including legal fees) incurred in connection with this Deed by any Secured Party, Receiver, attorney, manager, agent or other person appointed by the Collateral Agent under this Deed, in each case, as and to the extent provided in Section 7.07 of the Indenture and the provisions of Section 7.07 of the Indenture shall be incorporated by reference herein and apply to the Chargor mutatis mutandis, including any arising from any actual or alleged breach by any person of any law or regulation, whether relating to the environment or otherwise; and (ii) keep each of those persons indemnified against any failure or delay in paying those costs and expenses. (b) This Clause 16 shall survive the termination of this Deed and the resignation or removal of the Collateral Agent. 17. DELEGATION 17.1 Power of Attorney The Collateral Agent or any Receiver may delegate by power of attorney or in any other manner to any person any right, power or discretion exercisable by it under this Deed. 17.2 Terms Any such delegation may be made upon any terms (including power to sub-delegate) which the Collateral Agent or any Receiver may think fit.

0090900-0000011 BK:37535095.8 22 17.3 Liability Neither the Collateral Agent nor any Receiver will be in any way liable or responsible to the Chargor for any loss or liability arising from any act, default, omission or misconduct on the part of any delegate or sub-delegate. 18. FURTHER ASSURANCES The Chargor must, at its own expense, take whatever action the Collateral Agent or a Receiver may require for: (a) creating, perfecting or protecting any security intended to be created by or pursuant to this Deed; (b) facilitating the realisation of any Security Asset; (c) facilitating the exercise of any right, power or discretion exercisable by the Collateral Agent or any Receiver or any of their respective delegates or sub-delegates in respect of any Security Asset; or (d) creating and perfecting security in favour of the Collateral Agent (equivalent to the security intended to be created by this Deed) over any assets of the Chargor located in any jurisdiction outside England and Wales. This includes: (i) the re-execution of this Deed; (ii) the execution of any legal mortgage, charge, transfer, conveyance, assignment or assurance of any property, whether to the Collateral Agent or to its nominee; or (iii) the giving of any notice, order or direction and the making of any filing or registration, which, in any such case, the Collateral Agent may reasonably think expedient. 19. POWER OF ATTORNEY The Chargor, by way of security, irrevocably and severally appoints the Collateral Agent (subject to Clause 22 (Release) below), each Receiver and each of their respective delegates and sub-delegates to be its attorney to take any action which the Chargor is obliged to take under this Deed. The Chargor ratifies and confirms whatever any attorney does or purports to do under its appointment under this Clause. 20. PRESERVATION OF SECURITY 20.1 Continuing security This Security is a continuing security and will extend to the ultimate balance of the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part.

0090900-0000011 BK:37535095.8 23 20.2 Reinstatement If any payment by a Grantor or any discharge given by a Secured Party (whether in respect of the obligations of any Grantor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event: (a) the liability of each Grantor will continue as if the payment, discharge, avoidance or reduction had not occurred; and (b) each Secured Party will be entitled to recover the value or amount of that security or payment from each Grantor, as if the payment, discharge, avoidance or reduction had not occurred. 20.3 Waiver of defences The obligations of the Chargor under this Deed will not be affected by any act, omission or thing which, but for this provision, would reduce, release or prejudice any of its obligations under this Deed (whether or not known to it or any Secured Party). This includes: (a) any time or waiver granted to, or composition with, any person; (b) any release of any person under the terms of any composition or arrangement; (c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any person; (d) any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security; (e) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any person; (f) any amendment of a Secured Document or any other document or security; (g) any unenforceability, illegality, invalidity or non-provability of any obligation of any person under any Secured Document or any other document or security or the failure by any member of the Group to enter into or be bound by any Secured Document; or (h) any insolvency or similar proceedings. 20.4 Immediate recourse (a) The Chargor waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other right or security or claim payment from any person or file any proof or claim in any insolvency, administration, winding-up or liquidation proceedings relative to any other Grantor or any other person before claiming from the Chargor under this Deed. (b) This waiver applies irrespective of any law or any provision of a Secured Document to the contrary. 20.5 Non-competition (a) Unless:

0090900-0000011 BK:37535095.8 24 (i) all amounts which may be or become payable by the Grantors under or in connection with the Secured Documents have been irrevocably paid in full; or (ii) the Collateral Agent otherwise directs, the Chargor will not, after a claim has been made or by virtue of any payment or performance by it under this Deed: (A) be subrogated to any rights, security or moneys held, received or receivable by any Secured Party (or any trustee or agent on its behalf); (B) be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of the Chargor's liability under this Clause; (C) claim, rank, prove or vote as a creditor of any Grantor or its estate in competition with any Secured Party (or any trustee or agent on its behalf); or (D) receive, claim or have the benefit of any payment, distribution or security from or on account of any Grantor, or exercise any right of set-off as against any Grantor. (b) The Chargor must hold in trust for and must immediately pay or transfer to the Collateral Agent for the Secured Parties any payment or distribution or benefit of security received by it contrary to this Clause or in accordance with any directions given by the Collateral Agent under this Clause. 20.6 Additional security (a) This Deed is in addition to and is not in any way prejudiced by any other security now or subsequently held by any Secured Party. (b) No prior security held by any Secured Party (in its capacity as such or otherwise) over any Security Asset will merge into this Security. 20.7 Security held by Chargor The Chargor may not, without the prior consent of the Collateral Agent, hold any security from any other Grantor in respect of its liability under this Deed. The Chargor will hold any security held by it in breach of this provision on trust for the Collateral Agent. 21. MISCELLANEOUS 21.1 Covenant to pay The Chargor must pay or discharge the Secured Liabilities in the manner provided for in the Secured Documents. 21.2 New Accounts (a) If any subsequent charge or other interest affects any Security Asset which is prohibited by the Secured Documents, any Secured Party may open a new account with the Chargor. (b) If a Secured Party does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other interest.

0090900-0000011 BK:37535095.8 25 (c) As from that time all payments made to that Secured Party will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability. 21.3 Time deposits Without prejudice to any right of set-off any Secured Party may have under any Secured Document or otherwise, if any time deposit matures on any account the Chargor has with any Secured Party within the Security Period when: (a) this Security has become enforceable; (b) an Event of Default is continuing; and (c) no Secured Liability is due and payable, that time deposit will automatically be renewed for any further maturity which that Secured Party in its absolute discretion considers appropriate unless that Secured Party otherwise agrees in writing or the 2016 Indenture otherwise requires. 21.4 Notice of assignment This Deed constitutes notice in writing to the Chargor of any charge or assignment of a debt owed by the Chargor to any other member of the Group and contained in any other Collateral Document (as defined in the 2016 Indenture). 21.5 Financial collateral (a) To the extent that the assets mortgaged or charged under this Deed constitute "financial collateral" and this Deed and the obligations of the Chargor under this Deed constitute a "security financial collateral arrangement" (in each case for the purpose of and as defined in the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226)) the Collateral Agent shall have the right after this Security has become enforceable to appropriate all or any part of that financial collateral in or towards the satisfaction of the Secured Liabilities. (b) Where any financial collateral is appropriated: (i) if the financial collateral is listed or traded on a recognised exchange its value will be taken as the value at which it could have been sold on the exchange on the date of appropriation; or (ii) in any other case, the value of the financial collateral will be such amount as the Collateral Agent reasonably determines having taken into account advice obtained by it from an independent investment or accountancy firm of national standing selected by it, (c) and each Secured Party will give credit for the proportion of the value of the financial collateral appropriated to its use. 22. RELEASE (a) This Deed shall terminate and the Security shall be released in accordance with the provisions of section 12.03 of the 2016 Indenture. (b) At the end of the Security Period, the Collateral Agent must, at the request and cost of the Chargor, take whatever action is reasonably necessary to release the Security Assets from this Security.

0090900-0000011 BK:37535095.8 26 23. AMENDMENT No amendment, modification, termination or waiver of any provision of this Deed will be effective without the written consent of the Collateral Agent and the Chargor. 24. PARTIAL INVALIDITY If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Deed nor of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby and, if any part of the security intended to be created by or pursuant to this Deed is invalid, unenforceable or ineffective for any reason, that shall not affect or impair any other part of the security. 25. REMEDIES, WAIVERS AND DETERMINATIONS 25.1 Remedies and waivers No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent or any Secured Party any right or remedy under this Deed shall operate as a waiver of any such right or remedy or constitute an election to affirm this Deed. No election to affirm this Deed on the part of the Collateral Agent or any Secured Party shall be effective unless in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law. 25.2 Certificates and Determinations Any certification or determination by the Collateral Agent or any Secured Party of a rate or amount under this Deed is, in the absence of manifest error, conclusive evidence of the matters to which it relates. 26. COUNTERPARTS This Deed may be executed in any number of counterparts and all of those counterparts taken together shall be deemed to constitute one and the same instrument. 27. COLLATERAL AGENT (a) The Collateral Agent shall not be bound to take any action in relation to this Deed unless: (i) directed in writing and as provided for in the 2016 Indenture; and (ii) then only if it shall be indemnified and/or secured and/or prefunded to its satisfaction against all out-of-pocket costs, losses, liabilities, damages, claims (whether asserted by the Chargor or any other person) or expenses (including documented and reasonable compensation and expenses and disbursements of the Collateral Agent’s counsel) to which it may render itself liable or which it may incur by doing so. (b) The Chargor acknowledges and agrees that the appointment of the Collateral Agent and the rights, indemnities, powers, protections, limitations of liability and duties thereof shall be governed by the 2016 Indenture and the Intercreditor Agreement and are incorporated herein by reference mutatis mutandis.

0090900-0000011 BK:37535095.8 27 (c) The Collateral Agent shall not owe any fiduciary duties to any party to this agreement or any of their directors, employees, agents or affiliates. 28. GOVERNING LAW This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law. 29. ENFORCEMENT (a) All Parties agree that the courts of England are (subject to paragraphs (b) and (c) below) to have exclusive jurisdiction to settle any dispute (including claims for set-off and counterclaims and any non-contractual obligations arising out of or in connection with this Deed) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by this Deed or otherwise arising in connection with this Deed and for such purposes irrevocably submit to the jurisdiction of the English courts. (b) The agreement contained in paragraph (a) is included for the benefit of the Collateral Agent who shall retain the right to take proceedings in any other courts with jurisdiction. To the extent permitted by law, the Collateral Agent may take concurrent proceedings in any number of jurisdictions. (c) The Chargor agrees that a judgment or order of any court referred to in this Clause 26 is conclusive and binding and may be enforced against it in the courts of any other jurisdictions. THIS DEED has been executed and delivered as a deed on the date stated at the beginning of this Deed.

SCHEDULE 1

0090900-0000011 BK:37535095.8 34 SCHEDULE 2 FORMS OF LETTERS FOR ACCOUNT BANK PART 1 NOTICE TO ACCOUNT BANK To: [Account Bank] Copy: [Collateral Agent] [Date] Dear Sirs, Debenture dated [] between Concordia Holdings (UK) Limited and U.S. Bank National Association (the Debenture) This letter constitutes notice to you that under the Debenture we [the Chargor] have charged (by way of a first fixed charge) in favour of U.S. Bank National Association as collateral agent and trustee for the Secured Parties referred to in the Debenture (the Collateral Agent) as first priority chargee all of our rights in respect of any amount standing to the credit of the account maintained by you (Account no……. sort code……….) (the Account) and the debts represented by it. We remain entitled to withdraw any moneys (including interest) standing to the credit of the Account, unless and until you receive written notice from the Collateral Agent to the contrary stating that the security constituted by the Debenture has become enforceable. In this event, we irrevocably instruct and authorise you to: (a) disclose to the Collateral Agent any information relating to the Account requested from you by the Collateral Agent; (b) comply with the terms of any written notice or instruction relating to the Account received by you from the Collateral Agent; and (c) pay or release any sum standing to the credit of the Account in accordance with the written instructions of the Collateral Agent. We acknowledge that you may comply with the instructions in this letter without any further permission from us and without any enquiry by you as to the justification for or validity of any request, notice or instruction. The instructions in this letter may not be revoked or amended without the prior written consent of us and the Collateral Agent. This letter and any non-contractual obligations arising out of or in connection with it are governed by English law. Please send to the Collateral Agent at [ADDRESS] with a copy to ourselves the attached acknowledgement confirming your agreement to the above and giving the further undertakings set out in the acknowledgement. Yours faithfully,

0090900-0000011 BK:37535095.8 35 ……………………….. (Authorised signatory) [Chargor]

0090900-0000011 BK:37535095.8 36 PART 2 ACKNOWLEDGEMENT OF ACCOUNT BANK To: [] Copy: [Chargor] [Date] Dear Sirs, Debenture dated [] between Concordia Holdings (UK) Limited and U.S. Bank National Association (the Debenture) We confirm receipt from [the Chargor] (the Chargor) of a notice dated [] of a charge upon the terms of the Debenture over all the rights of the Chargor to any amount standing to the credit of any of its account with us (Account no…… sort code ….……) (the Account) and the debt represented by it. We confirm that we: (a) accept the instructions contained in the notice and agree to comply with the notice; (b) have not received notice of the interest of any third party in the Account; (c) have neither claimed nor exercised, nor will claim or exercise, any security interest, set-off, counter- claim or other right in respect of the Account; and (d) will upon receipt of a notice from the Collateral Agent that an Event of Default has occurred and is continuing, act only in accordance with the instructions given by persons authorised by the Collateral Agent and we shall send all statements and other notices given by us relating to the Account to the Collateral Agent with a copy to [Chargor]. This letter and any non-contractual obligations arising out of or in connection with it are governed by English law. Yours faithfully, ……………………….. (Authorised signatory) [Account Bank]

0090900-0000011 BK:37535095.8 37 SCHEDULE 3 FORMS OF LETTER FOR INSURANCES PART 1 FORM OF NOTICE OF ASSIGNMENT (for attachment by way of endorsement to the insurance policies) To: [Insurer] Copy: [Collateral Agent] [Date] Dear Sirs, Security agreement dated [ ] between [ ] and others and [ ] (the Security Agreement) This letter constitutes notice to you that under the Security Agreement, [ ] (the Chargor) has assigned in favour of [ ] as collateral agent and trustee for the Secured Parties referred to in the Security Agreement (the Collateral Agent) as first priority assignee all amounts payable to it under or in connection with any contract of insurance taken out with you by or on behalf of it or under which it has a right to claim and all of its rights in connection with those amounts. A reference in this letter to any amounts excludes all amounts received or receivable under or in connection with any third party liability insurance and required to settle a liability of a Grantor to a third party. We confirm that: (a) the Chargor will remain liable under [each] such contract of insurance to perform all the obligations assumed by it under [the] [that] contract of insurance; and (b) none of the Collateral Agent, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of [any] such contract of insurance. The Chargor will also remain entitled to exercise all of its rights under [each] such contract of insurance and you should continue to give notices under [each] such contract of insurance to the Chargor, unless and until you receive notice from the Collateral Agent to the contrary stating that the security has become enforceable. In this event, unless the Collateral Agent otherwise agrees in writing: (a) all amounts payable to the Chargor under [each] such contract of insurance must be paid to the Collateral Agent; and (b) any rights of the Chargor in connection with those amounts will be exercisable by, and notices must be given to, the Collateral Agent or as it directs. Please note that the Chargor has agreed that it will not amend or waive any term of or terminate [any] such contract of insurance without the prior consent of the Collateral Agent. The instructions in this letter may not be revoked or amended without the prior written consent of the Collateral Agent.

0090900-0000011 BK:37535095.8 38 Please note on the relevant contracts the Collateral Agent's interest as loss payee and the Collateral Agent's interest as first priority assignee of those amounts and rights and send to the Collateral Agent at [ ] with a copy to ourselves the attached acknowledgement confirming your agreement to the above and giving the further undertakings set out in the acknowledgement. We acknowledge that you may comply with the instructions in this letter without any further permission from us and without any enquiry by you as to the justification for or validity of any request, notice or instruction. This letter and any non-contractual obligations arising out of or in connection with it are governed by English law. Yours faithfully, [THE CHARGOR] …………………………………… (Authorised signatory)

0090900-0000011 BK:37535095.8 39 PART 2 FORM OF LETTER OF UNDERTAKING To: [Collateral Agent] Copy: The Chargor [Date] Dear Sirs, Security agreement dated [ ] between [ ] and others and [ ] (the Security Agreement) We confirm receipt from [ ] (the Chargor) of a notice dated [ ] of an assignment by the Chargor upon the terms of the Security Agreement of all amounts payable to it under or in connection with any contract of insurance referred taken out with us by or on behalf of it or under which it has a right to claim and all of its rights in connection with those amounts. A reference in this letter to any amounts excludes all amounts received or receivable under or in connection with any third party liability insurance and required to settle a liability of a Grantor to a third party. In consideration of your agreeing to the Chargor continuing its insurance arrangements with us we: 1. accept the instructions contained in the notice and agree to comply with the notice; 2. confirm that we have not received notice of the interest of any third party in those amounts and rights; 3. undertake to note on the relevant contracts your interest as loss payee and as first priority assignee of those amounts and rights; 4. undertake to disclose to you without any reference to or further authority from the Chargor any information relating to those contracts which you may at any time request; 5. undertake to notify you of any breach by the Chargor of any of those contracts and to allow you or any of the other Secured Parties (as defined in the Security Agreement) to remedy that breach; and 6. undertake not to amend or waive any term of or terminate any of those contracts on request by the Chargor without your prior written consent. This letter and any non-contractual obligations arising out of or in connection with it are governed by English law. Yours faithfully, ………………………….. for [Insurer]

0090900-0000011 BK:37535095.8 40 SCHEDULE 4 FORMS OF LETTER FOR RELEVANT CONTRACTS PART 1 NOTICE TO COUNTERPARTY To: [Counterparty] Copy: [Collateral Agent] [Date] Dear Sirs, Security agreement dated [ ] between [ ] and others and [ ] (the Security Agreement) This letter constitutes notice to you that under the Security Agreement, [ ] as chargor (the Chargor) has assigned in favour of [ ] as collateral agent and trustee for the Secured Parties referred to in the Security Agreement (the Collateral Agent) as first priority assignee all of its rights in respect of [insert details of Relevant Contract(s)] (the Relevant Contract[s]). We confirm that: (a) the Chargor will remain liable under [the] [each] Relevant Contract to perform all the obligations assumed by it under [the] [that] Relevant Contract; and (b) none of the Collateral Agent, its agents, any receiver or any other person will at any time be under any obligation or liability to you under or in respect of [the] [any] Relevant Contract. The Chargor will also remain entitled to exercise all of its rights under [the] [each] Relevant Contract and you should continue to give notice under [the] [each] Relevant Contract to the Chargor, unless and until you receive notice from the Collateral Agent to the contrary stating that the security has become enforceable. In this event, all of its rights will be exercisable by, and notices must be given to, the Collateral Agent or as it directs. Please note that the Chargor has agreed that it will not amend or waive any term of or terminate [any of] the Relevant Contract[s] without the prior consent of the Collateral Agent. The instructions in this letter may not be revoked or amended without the prior written consent of the Collateral Agent. Please send to the Collateral Agent at [ ] with a copy to ourselves the attached acknowledgement confirming your agreement to the above and giving the further undertakings set out in the acknowledgement. We acknowledge that you may comply with the instructions in this letter without any further permission from us or the Chargor and without any enquiry by you as to the justification for or validity of any request, notice or instruction. This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

0090900-0000011 BK:37535095.8 41 Yours faithfully, [THE CHARGOR] …………………………………… (Authorised signatory)

0090900-0000011 BK:37535095.8 42 PART 2 ACKNOWLEDGEMENT OF COUNTERPARTY To: [Collateral Agent] Copy: [The Chargor] [Date] Dear Sirs, Security agreement dated [ ] between [ ] and others and [ ] (the Security Agreement) We confirm receipt from [ ] (the Chargor) of a notice dated [ ] of an assignment on the terms of the Security Agreement of all of the Chargor's rights in respect of [insert details of the Relevant Contract(s) (the Relevant Contract[s]). We confirm that we: 1. accept the instructions contained in the notice and agree to comply with the notice; 2. have not received notice of the interest of any third party in [any of] the Relevant Contract[s]; 3. undertake to disclose to you without any reference to or further authority from the Chargor any information relating to [any of] the Relevant Contract[s] which you may at any time request; 4. undertake to notify you of any breach by the Chargor of [any of] the Relevant Contract[s] and to allow you or any of the other Secured Parties (defined in the Security Agreement) to remedy that breach; and 5. undertake not to amend or waive any term of or terminate [any of] the Relevant Contract[s] on request by the Chargor without your prior written consent. This letter and any non-contractual obligations arising out of or in connection with it are governed by English law. Yours faithfully, …………………………………… (Authorised signatory) [Counterparty]

SIGNATORIES

The Chargor

Executed as a deed by	)	
CONCORDIA INVESTMENT HOLDINGS	)	
(UK) LIMITED	)	……………………………………
acting by __________________________	)	Director

in the presence of:

Witness's signature:………………………

Name:……………………………………..

Address:…………………………………..

0090900-0000011 BK:37535095.8 43

0090900-0000011 BK:37535095.8 44 The Collateral Agent U.S. Bank National Association By: By:

EXHIBIT E-4-A FORM OF JERSEY RECEIVABLES SECURITY AGREEMENT [Attached.]

EXECUTION VERSION BLAW-34389947-9 Dated 2016 Concordia International Corp. and U.S. Bank National Association RECEIVABLES SECURITY AGREEMENT Security Interests (Jersey) Law 2012 THIS SECURITY INTEREST AGREEMENT IS SUBJECT TO THE TERMS OF THE INTERCREDITOR AGREEMENT

EXECUTION VERSION BLAW-34389947-9 CONTENTS 1 Definitions and interpretation ............................................................................................. 1 2 Covenant to pay .................................................................................................................... 4 3 Creation and perfection of security interest ..................................................................... 4 4 Registration of security interest ......................................................................................... 5 5 Release of security interest ................................................................................................. 6 6 Representations and warranties ......................................................................................... 6 7 Covenants ............................................................................................................................. 7 8 Lien ........................................................................................................................................ 8 9 Authority ................................................................................................................................ 8 10 Dividends ............................................................................................................................... 9 11 Events of Default ................................................................................................................ 10 12 Enforcement by the Collateral Agent ............................................................................... 10 13 Further assurance and power of attorney ....................................................................... 11 14 Security continuing and independent .............................................................................. 12 15 Remedies and waiver ......................................................................................................... 13 16 Fees, costs, expenses and indemnity .............................................................................. 14 17 Set-off .................................................................................................................................. 14 18 Release ................................................................................................................................ 14 19 Illegality ............................................................................................................................... 14 20 Certificate of Collateral Agent ........................................................................................... 14 21 Amalgamation and consolidation ..................................................................................... 15 22 Conversion of currency ..................................................................................................... 15 23 Amendment and waiver ..................................................................................................... 15 24 Assignment ......................................................................................................................... 15 25 Liability of Grantor ............................................................................................................. 16 26 Role of Collateral Agent ..................................................................................................... 16 27 Notices ................................................................................................................................. 16 28 Counterparts ....................................................................................................................... 17 29 Governing law and jurisdiction ......................................................................................... 17 SCHEDULE 1 .................................................................................................................................. 18 SCHEDULE 2 .................................................................................................................................. 23

1 BLAW-34389947-9 This agreement is made on 2016 BETWEEN: 1 Concordia International Corp. (formerly known as Concordia Healthcare Corp.), a corporation incorporated under the laws of the Province of Ontario (the Grantor); and 2 U.S. Bank National Association, as collateral agent for itself and on behalf of the Secured Parties (the Collateral Agent). RECITALS: A The Grantor, the Collateral Agent and others have entered into the Secured Documents. B The Grantor and Credit Agreement Collateral Agent have entered into the Senior Security Interest Agreement pursuant to the terms of the Credit Agreement (as defined below). The Senior Security Interest Agreement creates a first priority security interest over, amongst other things, the Collateral and the entire issued share capital of the Companies, under the Law (as defined below). C It is a condition of the 2016 Indenture that the Grantor enters into this agreement for the purposes of creating a security interest under the Law over, amongst other things, certain receivables owed to the Grantor. It is agreed as follows: 1 Definitions and interpretation 1.1 In this agreement, words and expressions shall, except where the context otherwise requires, have the meanings given to them in the 2016 Pledge and Security Agreement and the 2016 Indenture. 1.2 In this agreement, the following words and expressions shall, except where the context otherwise requires, have the following meanings: 2016 Indenture shall have the meaning given to it in the Intercreditor Agreement. 2016 Pledge and Security Agreement means the New York law governed pledge and security agreement dated on or about the date hereof between, among others, the Grantor and the Collateral Agent. Collateral means the Receivables and the Proceeds. Counterparties means each Guarantor who owes a Receivable to the Grantor and Counterparty shall be construed accordingly. Credit Agreement shall have the meaning given to it in the Intercreditor Agreement. Credit Agreement Collateral Agent shall have the meaning given to it in the Intercreditor Agreement.

2 BLAW-34389947-9 Encumbrance shall mean Lien (as defined in the 2016 Indenture). Events of Default means any of the events or circumstances specified in clause 11. Further Receivables means all rights, title and interest, present and future, of the Grantor in or pursuant to any receivables (either documented or otherwise) owed by any Jersey Guarantor to the Grantor created or acquired by the Grantor after the date hereof. Intercreditor Agreement means the first lien intercreditor agreement dated on or about the date of this agreement between, amongst others, the Grantor, Goldman Sachs Bank USA as collateral agent for the Credit Agreement Secured Parties (as defined therein) and the Collateral Agent as collateral agent for the Indenture Secured Parties (as defined therein). Law means the Security Interests (Jersey) Law 2012. Notes Documents shall have the meaning given to that term in the 2016 Indenture. Order means the Security Interests (Registration and Miscellaneous Provisions) (Jersey) Order 2013. Original Receivables means all rights, title and interest, present and future, of the Grantor in or pursuant to any receivables (either documented or otherwise) owed by any Jersey Guarantor to the Grantor as set out in Schedule 2. Proceeds means any proceeds (as defined in the Law) derived directly or indirectly from a dealing with the Receivables or from a dealing with the proceeds of the Receivables. Receivables means the Original Receivables and the Further Receivables. Secured Documents means any Notes Document as defined in the 2016 Pledge and Security Agreement. Secured Obligations shall have the meaning given to the term Obligations in the 2016 Pledge and Security Agreement. Security Period means the period commencing on the date hereof and ending on the date upon which the security interest granted hereby is released pursuant to clause 18. Senior Security means the security interest over the Collateral (as defined in the Senior Security Interest Agreement) created in favour of the Credit Agreement Collateral Agent pursuant to the Senior Security Interest Agreement. Senior Security Interest Agreement means the Jersey law governed security interest agreement dated 21 October 2015 entered into between the Grantor and the Credit Agreement Collateral Agent. 1.3 If any amount paid, performed or discharged in respect of the Secured Obligations is avoided or otherwise set aside on the insolvency or bankruptcy of the Grantor (or any other person) or otherwise, then that amount shall not be considered to have been irrevocably paid, performed or discharged for the purposes of this agreement.

3 BLAW-34389947-9 1.4 In the interpretation of this agreement, the following provisions apply save where the context requires otherwise: (a) for the purposes of the Law, the Collateral Agent shall be the secured party, the Grantor shall be the grantor, the Collateral (including, without limitation, any after- acquired property) shall be the collateral, the Events of Default shall be the events of default and this agreement shall be the security agreement; (b) proceeds shall have the meaning given to it in the Law; (c) prescribed unit trust shall have the meaning given to it in Article 2(2) of the Order; (d) references to constitutional documents of an entity shall include, without limitation, the certificate(s) of incorporation or establishment, the memorandum and articles of association and, where the entity is the trustee of a trust, the trust instrument constituting the relevant trust; (e) an Event of Default is continuing if it has not been remedied or waived; (f) references to identity documents of a natural person shall include, without limitation, a passport (or national identity document) or driver's licence; (g) where references are made to the Collateral Agent holding title to or having possession or control of the Collateral or any part thereof such references shall include any person holding title to or having possession or control of the Collateral or any part thereof for or on behalf of the Collateral Agent, whether as trustee or in some other capacity; (h) references to the Collateral Agent include its successors, assignees and transferees. References to the Grantor include its successors, permitted assignees and permitted transferees, if any; (i) words and expressions not otherwise defined in this agreement shall be construed in accordance with the Law; (j) except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting a gender include every gender and references to persons include bodies corporate and unincorporate; (k) references to recitals, clauses and Schedules are, unless the context otherwise requires, references to recitals and clauses hereof and Schedules hereto and references to sub-clauses are, unless otherwise stated, references to the sub- clause of the clause in which the reference appears; (l) the recitals and the Schedules form part of this agreement and shall have the same force and effect as if they were expressly set out in the body of this agreement and any reference to this agreement shall include the recitals and the Schedules;

4 BLAW-34389947-9 (m) any reference to this agreement or to any agreement or document referred to in this agreement shall be construed as a reference to such agreement or document as amended, varied, modified, supplemented, restated, novated or replaced from time to time; (n) any reference to any statute or statutory provision shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provision as the same may have been or may be amended, modified, extended, consolidated, re-enacted or replaced from time to time; and (o) clause headings and the index are inserted for convenience only and shall not affect the construction of this agreement. 1.5 The Grantor shall not prior to the full and unconditional discharge of the Senior Security, perform any obligation under this agreement to the extent that such obligation conflicts or is inconsistent with its obligations under the Intercreditor Agreement. 1.6 Priority with security created pursuant to the Senior Security Interest Agreement. (a) The security created under clause 3 of this agreement will be second ranking Security to the Security created under the Senior Security Interest Agreement until such time as the Security created by the Senior Security Interest Agreement ceases to have effect. (b) Where a right or asset has been assigned under the Senior Security Interest Agreement and the same asset or right is expressed to be assigned under this agreement, that second assignment will only take effect as an assignment if the relevant assignment created by the Senior Security Interest Agreement ceases to have effect at a time when this agreement still has effect. 1.7 The terms of this agreement are subject to the terms of the Intercreditor Agreement. 2 Covenant to pay The Grantor hereby covenants with the Collateral Agent on demand to pay, perform and/or discharge the Secured Obligations in the manner and at the time provided for in the Secured Documents. 3 Creation and perfection of security interest 3.1 Subject to the terms of the Intercreditor Agreement, as a continuing security for the payment, performance and discharge of the Secured Obligations, so that the Collateral Agent shall have a security interest in the Collateral pursuant to the Law, the Grantor hereby grants a security interest in the Collateral to the Collateral Agent. 3.2 The Grantor hereby undertakes to the Collateral Agent that, contemporaneously with the execution of this agreement, it shall execute and deliver to each Counterparty a notice materially in the form set out in Schedule 1 dated the same date as this agreement and shall procure that such Counterparty executes and delivers to the Collateral Agent an

5 BLAW-34389947-9 acknowledgement materially in the form set out in Schedule 1 dated the same date as this agreement. 3.3 The Grantor covenants and undertakes to the Collateral Agent, so that the same shall be continuing covenants and undertakings throughout the Security Period, that if Additional Receivables are created, transferred to or otherwise acquired by the Grantor, it shall immediately upon acquiring such Further Receivables execute and deliver to each relevant Counterparty a notice materially in the form set out in Schedule 1 dated the same date as this agreement and shall procure that such Counterparty executes and delivers to the Collateral Agent an acknowledgement materially in the form set out in Schedule 1 dated the same date as this agreement. 3.4 The Grantor acknowledges that value has been given in respect of this agreement. 3.5 The security interest created under this agreement shall exist concurrently (if applicable) with the Senior Security but for the avoidance of doubt shall rank second in priority to the Senior Security. 4 Registration of security interest 4.1 Subject to clause 4.4, the Collateral Agent may in its sole discretion (but shall not be obliged to) at any time: (a) register the security interest created by this agreement under the Law by registration of a financing statement for any period determined by the Collateral Agent; and (b) register a financing change statement under the Law in respect of any change to the details in the financing statement (including, without limitation, any amendment, renewal or discharge of the financing statement) for any period determined by the Collateral Agent. 4.2 The Grantor shall, promptly following written request from the Collateral Agent, deliver to the Collateral Agent such information and/or certified copy documents as the Collateral Agent may reasonably require for the purposes of the registration contemplated by this clause including, without limitation, a certified copy of the constitutional documents or identity documents of the Grantor. 4.3 The Grantor hereby consents to the registration contemplated by this clause and waives its right to receive a copy of any verification statement in respect of such registration. 4.4 Clause 4.1 shall not apply where the Grantor is the trustee(s) of a trust (other than a prescribed unit trust) granting a security interest over trust property under this agreement. 4.5 The Grantor confirms that it is not the trustee(s) of a trust (other than a prescribed unit trust) granting a security interest over trust property under this agreement.

6 BLAW-34389947-9 5 Release of security interest Upon the expiry of the Security Period, the Collateral Agent shall, at the request and expense of the Grantor: (a) enter into a security release agreement with the Grantor (in such form as the Collateral Agent shall acting reasonably determine) providing for the security interest created by this agreement to be extinguished; and (b) register a financing change statement for the discharge of any financing statement registered in respect of the security interest created by this agreement. 6 Representations and warranties 6.1 The Grantor hereby represents and warrants to the Collateral Agent that: (a) the Grantor is a body corporate duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and all corporate and other action required to authorise the execution and delivery of this agreement and the creation, attachment and perfection of the security intended to be created pursuant to clause 3 has been duly taken; (b) this agreement constitutes the legal, valid and binding obligations of the Grantor, enforceable against the Grantor in accordance with its terms, subject to any general principles of law limiting its obligations which are specifically referred to in any legal opinion delivered to the Collateral Agent pursuant to the Purchase Agreement and 2016 Indenture; (c) the entry into this agreement by the Grantor and the performance by it of its obligations thereunder will not conflict with: (i) any law or regulation applicable to it; (ii) its constitutional documents; or (iii) any agreement or instrument binding upon it or any of its assets, save to the extent such conflict would not reasonably be expected to have a Material Adverse Effect; (d) the Grantor has obtained all governmental and other consents, authorisations or permissions necessary for it: (i) to enter into this agreement and perform its obligations hereunder; and (ii) to enable it to create the security interests pursuant to this agreement and to ensure that such security interests have the priority and ranking that they are expressed to have; (e) the Grantor is able to pay its debts as they fall due and will not become unable to do so as a consequence of entering into this agreement;

7 BLAW-34389947-9 (f) the Grantor is not insolvent or bankrupt as defined in the Interpretation (Jersey) Law 1954) or as defined in its jurisdiction of incorporation or establishment; (g) this agreement creates a valid security interest in the Collateral under the Law in favour of the Collateral Agent, which has attached and is subject to the continued registration of a financing statement in accordance with clause 4.1(a) perfected under the Law and shall, upon the full and unconditional discharge of the Senior Security, constitute a first priority security interest in the Collateral; (h) no Event of Default has occurred or will occur as a consequence of it entering into this agreement and creating the security hereunder; (i) the Grantor is the sole legal and beneficial owner of and has good title to and rights in the Collateral subject only to the Permitted Liens and the rights granted in favour of the Collateral Agent by this agreement and the Senior Security; (j) the Collateral is free from all Encumbrances, registrations of any security interests over the Collateral under the Law and rights of set-off other than those created under this agreement in favour of the Collateral Agent and those created by the Senior Security Interest Agreement in favour of the Credit Agreement Collateral Agent; (k) the Grantor has not granted any power of attorney in respect of the exercise of any rights or powers in connection with the Collateral, other than to the Collateral Agent and the Credit Agreement Collateral Agent; and (l) there are no terms or conditions of the Receivable which would prevent any security interest being taken over the Collateral in the manner contemplated by this agreement. 6.2 The representations and warranties in clause 6.1 are given on the date hereof. 7 Covenants 7.1 The Grantor covenants and undertakes to the Collateral Agent that: (a) it shall supply to the Collateral Agent, promptly upon receipt of written request, such information regarding the Collateral and the Grantor's financial condition, business and operations as the Collateral Agent may reasonably request; (b) it shall not, save with the prior written consent of the Collateral Agent, and save to the extent permitted by the Secured Documents: (i) in any way, except as set out in this agreement, sell or otherwise dispose of, create or permit to subsist any Encumbrance over the Collateral or any part thereof or agree to any extent to sell, dispose of or encumber the Collateral or any part thereof; or

8 BLAW-34389947-9 (ii) create or permit to subsist any registration of a security interest in respect of the Collateral under the Law, other than registration of the security interest created by: (A) this agreement in favour of the Collateral Agent; and (B) the Senior Security Interest Agreement in favour of the Credit Agreement Collateral Agent; (c) any Collateral not held by the Collateral Agent shall be held to the Collateral Agent's order or otherwise as the Collateral Agent may require from time to time; (d) upon written request from the Collateral Agent, it shall deliver to the Collateral Agent, or to its order, such other documents as the Collateral Agent shall reasonably require from time to time to protect, maintain or enable it to enforce any of the security interests created hereunder; (e) it shall comply with all terms and conditions of the Receivables; and (f) it will not do, or cause or permit to be done, anything which would materially adversely affect: (i) the Collateral and the security interests created hereunder; or (ii) the rights or interests of the Collateral Agent hereunder including, without limitation, the ability of the Collateral Agent to exercise its rights and remedies hereunder and to preserve or enforce the security created hereunder. (g) promptly upon a Receivable being documented, a copy of such documented Receivable shall be provided to the Collateral Agent. 7.2 The covenants and undertakings given in clause 7.1 are continuing covenants and undertakings throughout the Security Period. 8 Lien Subject to the Senior Security Interest Agreement and the Intercreditor Agreement, without affecting, and in addition to, the grant of security interests and other rights hereunder, the Grantor hereby agrees that the Collateral Agent shall, for so long as any amount remains outstanding under or in respect of the Secured Obligations, have a lien over the Collateral. 9 Authority 9.1 Notwithstanding the provisions of clause 3, unless an Event of Default is continuing, the Grantor (or its agent) is hereby authorised by the Collateral Agent to exercise all rights in respect of the Collateral, provided that the Grantor shall not, unless permitted by the Secured Documents, save with the prior written consent of the Collateral Agent (such

9 BLAW-34389947-9 consent not to be unreasonably withheld or delayed), take or permit any action pursuant to such authorisation: (a) that does not comply with the Grantor's Organizational Documents, the Receivables and the Secured Documents; or (b) that jeopardises, impairs or prejudices the rights or interests of the Collateral Agent or any security created hereunder. 9.2 At any time following the occurrence of an Event of Default which is continuing, the Grantor shall not be authorised to, and shall not, give instructions or exercise any rights in respect of the Collateral. 9.3 The Collateral Agent may, in such manner as it shall determine, exercise, or cause to be exercised, or refrain from exercising, any rights which it may have pursuant to this clause 9 and it shall not be liable for any such exercise or failure to exercise such rights. 9.4 For the purposes of Article 24 of the Law, except as expressly provided in this agreement, the Collateral Agent does not authorise the Grantor or any other person to deal with the Receivables and any such dealing is prohibited. 10 Dividends 10.1 Prior to the occurrence of an Event of Default which is continuing: (a) all dividends or other income or distributions arising in respect of the Collateral (in this clause, dividends) shall be receivable by the Grantor, which may retain such dividends for its own benefit, and such dividends shall be released from the security created hereunder to the extent and only to the extent that such dividends are permitted by, and otherwise paid or distributed in accordance with, the terms and conditions of the 2016 Indenture, the other Secured Documents and applicable laws; and (b) the Collateral Agent shall, to the extent that dividends permitted under clause 10.1(a) are received by it, account to the Grantor for such dividends after deducting its costs and expenses for doing so. 10.2 Following the occurrence of an Event of Default which is continuing: (a) all dividends shall be receivable by the Collateral Agent, which shall apply the same against the Secured Obligations in accordance with the provisions of the Secured Documents; and (b) the Grantor shall, to the extent that dividends are received by it, account to the Collateral Agent for such dividends and, pending delivery, shall hold such dividends on trust for the Collateral Agent.

10 BLAW-34389947-9 11 Events of Default There shall be an Event of Default if an Event of Default as defined in the 2016 Indenture occurs, as if each such Event of Default were set out in full herein. 12 Enforcement by the Collateral Agent 12.1 The power of enforcement in respect of the security interest created by this agreement shall become exercisable when: (a) an Event of Default has occurred and is continuing; and (b) the Collateral Agent has served on the Grantor written notice specifying the Event of Default. 12.2 Subject to the Law, the Collateral Agent may exercise the power of enforcement in respect of the security interest created by this agreement when it is exercisable in accordance with clause 12.1 by doing any one or more of the following (to the extent that they are not in conflict) in relation to the Collateral: (a) appropriating the Collateral; (b) selling the Collateral; (c) taking any of the following ancillary actions: (i) taking control or possession of the Collateral; (ii) exercising any rights of the Grantor in relation to the Collateral; (iii) instructing any person who has an obligation in relation to the Collateral to carry out the obligation for the benefit of the Collateral Agent; (d) applying any other remedy that this agreement provides for as a remedy that is exercisable pursuant to the power of enforcement, to the extent that such remedy is not in conflict with the Law. 12.3 Subject to Part 7 of the Law: (a) the power of enforcement may be exercised when it is exercisable in accordance with clause 12.1 as determined by the Collateral Agent in its absolute discretion; (b) the power of enforcement when it is exercisable in accordance with clause 12.1 may be exercised by the Collateral Agent in respect of all or any part of the Collateral; and (c) the exercise or non-exercise of the power of enforcement by the Collateral Agent shall not constitute a waiver of any rights or remedies, and all rights and remedies of the Collateral Agent are reserved and may be exercised without notice.

11 BLAW-34389947-9 12.4 Subject to Article 44(3) and (4) of the Law, not less than 14 days before appropriating or selling the Collateral, the Collateral Agent shall give written notice to the following persons (if any): (a) any person who, 21 days before the appropriation or sale, has a registered security interest in the Collateral; and (b) any person other than the Grantor who has an interest in the Collateral and has, not less than 21 days before the appropriation or sale, given the Collateral Agent notice of that interest, and where no person is entitled to receive such notice, the Collateral Agent may appropriate or sell the Collateral immediately. 12.5 The Grantor acknowledges and agrees that no notice of appropriation or sale of the Collateral needs to be given by the Collateral Agent to the Grantor under Article 44 of the Law. 12.6 Subject to the Law, the Collateral Agent shall apply the proceeds of sale of the Collateral (or the value of any Collateral which has been appropriated) in accordance with section 4.02 (Application of Proceeds) of the 2016 Pledge and Security Agreement. 12.7 Within 14 days after any appropriation or sale of the Collateral by the Collateral Agent, the Collateral Agent shall give a written statement of account to the Grantor and any other person entitled to receive it under Article 48 of the Law. 12.8 Save with the prior written consent of the Collateral Agent, the Grantor shall not be entitled to reinstate this agreement (as defined in Article 54 of the Law) during the Security Period. 12.9 To the extent permitted by the laws of Jersey: (a) the Collateral Agent shall have no duty to preserve or enhance the Collateral or its value; and (b) the Collateral Agent shall have no liability for any loss arising out of (i) the exercise or non-exercise of the power of enforcement or any other rights under this agreement, or (ii) the taking of any other action in respect of the Collateral as is permitted by this agreement, whether before or after the power of enforcement becomes exercisable, save for loss resulting from the gross negligence, bad faith or wilful misconduct of the Collateral Agent. 13 Further assurance and power of attorney 13.1 The Grantor shall, at any time and from time to time, upon the written request of the Collateral Agent promptly do any and all such acts and things and execute and deliver all such instruments and any documents (including, without limitation, any replacement or supplemental security agreements) as the Collateral Agent acting reasonably may consider necessary or desirable for creating, attaching, perfecting, maintaining, enhancing or enforcing its security or rights under this agreement or the Law.

12 BLAW-34389947-9 13.2 In accordance with Article 5(2)(a) of the Powers of Attorney (Jersey) Law, 1995 (the Powers of Attorney Law), the Grantor hereby irrevocably appoints the Collateral Agent as the Grantor's attorney (with full power of substitution in accordance with Article 8 of the Powers of Attorney Law) with authority in the name of and on behalf of the Grantor, after the occurrence and during the continuance of an Event of Default, to sign, execute, seal, deliver, acknowledge, file, register and perfect any and all assurances, documents, instruments, agreements, certificates and consents whatsoever and to do any and all such acts and things in relation to any matters dealt with in this agreement and/or which the Collateral Agent may deem necessary or desirable for creating, perfecting, maintaining or enforcing the security contemplated hereunder, giving full effect to this agreement or for securing, protecting or exercising the rights of the Collateral Agent hereunder or under the Law, including without limitation: (a) exercising any rights in respect of the Collateral; and (b) taking any action which the Grantor is required to take pursuant to this agreement. 13.3 The Grantor hereby covenants with the Collateral Agent to ratify and confirm any lawful exercise or purported exercise of the power of attorney referred to in this clause. 14 Security continuing and independent 14.1 The security created pursuant to this agreement shall take effect as a continuing security for the payment or performance of all or any part of the Secured Obligations and shall be independent of and in addition to and it shall not be prejudiced or be affected by and shall not affect or prejudice any other security now or hereafter held by the Collateral Agent in respect of the payment or performance of all or any part of the Secured Obligations. 14.2 The security, and the obligations and liabilities, created pursuant to this agreement shall not be in any way discharged, impaired or otherwise affected by: (a) any partial or intermediate payment or performance of the Secured Obligations; (b) any variation, extension, discharge, compromise, dealing with, exchange or renewal of any right or remedy which the Collateral Agent may now or hereafter have from or against any person in respect of any obligations of the Grantor under the Secured Documents or any other document or any other person; (c) any act or omission by the Collateral Agent in taking up, creating, attaching, perfecting or enforcing any security, indemnity or guarantee from or against the Grantor or any other person; (d) any defect in, termination, amendment, variation, novation or supplement of or to any of the Secured Documents or to any document pursuant to which obligations are due by the Grantor or any other person to the Collateral Agent; (e) any grant of time, indulgence, waiver or concession given to the Grantor or any other person;

13 BLAW-34389947-9 (f) any of the insolvency, bankruptcy, liquidation, administration, winding-up, incapacity, limitation, disability, the discharge by operation of law, and any change in the constitution, name and style of any party to any of the Secured Documents or any other person; (g) any release, invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of the Grantor or any other person in respect of any of the Secured Documents or any other document; (h) any claim or enforcement of payment from any of the other parties to the Secured Documents or any other person; or (i) any act or omission which would have discharged or affected the liability of the Grantor or by anything done or omitted by any person which but for this provision might operate to exonerate or discharge the Grantor or otherwise reduce or extinguish its liability under this agreement. 14.3 The Collateral Agent is not obliged, before exercising any of the rights, powers or remedies it may have pursuant to this agreement or by law, while an Event of Default is continuing, to make any demand of, or take action or file any claim or proof in respect of, any person other than the Grantor or to enforce any other security in respect of the Secured Documents. 14.4 If the Collateral or any part thereof is released from the security interest created hereunder in reliance upon a payment or other performance or discharge which is subsequently avoided or set aside for any reason whatsoever (including, without limitation, in connection with the insolvency or bankruptcy of the Grantor), the obligations and liabilities of the Grantor under this agreement, and the rights of the Collateral Agent under this agreement, shall continue as if such payment and release had not occurred. 14.5 The Grantor irrevocably waives and abandons any and all rights under the laws of Jersey: (a) whether by virtue of the droit de division or otherwise, to require that any liability under the Secured Documents be divided or apportioned with any other person or reduced in any manner whatsoever; and (b) whether by virtue of the droit de discussion or otherwise, to require that recourse be had to the assets of any other person before any claim is enforced against the Grantor under the Secured Documents. 15 Remedies and waiver 15.1 No failure by the Collateral Agent to exercise, nor any delay by the Collateral Agent in exercising, any right or remedy hereunder shall operate as a waiver hereof nor shall any single or partial exercise prevent any further or other exercise thereof or the exercise of any other right or remedy. 15.2 The rights and remedies under or pursuant to this agreement, the security interests created hereunder, and any rights or other remedies provided by law (including the Law as it applies to the security created hereunder) are cumulative and not mutually exclusive

14 BLAW-34389947-9 and any of such rights and remedies may be, but need not be, exercised at the Collateral Agent's discretion. 16 Fees, costs, expenses and indemnity The parties hereto agree that the Collateral Agent shall be entitled to (i) reimbursement of its expenses incurred hereunder and (ii) indemnification for losses, claims, damages, liabilities and related expenses incurred or asserted, arising out of, in connection with or as a result of this agreement, in each case, as and to the extent provided in Section 7.07 of the 2016 Indenture and the provisions of Section 7.07 of the 2016 Indenture shall be incorporated by reference herein and apply to the Grantor mutatis mutandis. 17 Set-off 17.1 The Collateral Agent may, at any time, while an Event of Default is continuing, set off any obligation of or due by the Collateral Agent to the Grantor (including any contingent or unmatured obligation and in respect of any bank account of the Grantor held with the Collateral Agent) or any part thereof against the Secured Obligations or any part thereof, all to the extent the Secured Documents permits the Collateral Agent to do so. If the obligations to be set off are in different currencies, the Collateral Agent may convert all obligations into the same currency applying the then prevailing spot rate of exchange of the Collateral Agent (as conclusively determined by the Collateral Agent). 17.2 The Collateral Agent has entered into this agreement on behalf of the Secured Parties and accordingly the right of set off in this clause shall apply in respect of all Secured Obligations whether owed to the Collateral Agent or any of the Secured Parties, and may be exercised by the Collateral Agent on its own behalf or those of any of the Secured Parties. 18 Release This agreement shall be terminated and the security interest granted hereby shall be released when all the Secured Obligations have been paid in full in cash or otherwise in accordance with the provisions of section 12.03 of the 2016 Indenture. 19 Illegality If at any time one or more of the provisions of this agreement becomes invalid, illegal or unenforceable in any respect, that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected or impaired in any way. 20 Certificate of Collateral Agent Any certificate submitted by the Collateral Agent to the Grantor as to (a) the amount of the Secured Obligations or any part of them or (b) the amount of its reasonable costs and expenses incurred in enforcing this agreement (or any rights hereunder) for the purposes of Article 54 of the Law, shall, in the absence of manifest error, be conclusive and binding on the Grantor.

15 BLAW-34389947-9 21 Amalgamation and consolidation The rights and benefits of the Collateral Agent under this agreement shall remain valid and binding for all purposes notwithstanding any change, amalgamation, consolidation or otherwise which may be made in the constitution of the Collateral Agent and shall be available to such entity as shall carry on the business of the Collateral Agent for the time being. 22 Conversion of currency All monies received or held by the Collateral Agent pursuant to this agreement may at any time, while an Event of Default is continuing, be converted into such other currency as the Collateral Agent considers necessary or desirable to satisfy the Secured Obligations in that other currency at the then prevailing spot rate of exchange of the Collateral Agent (as conclusively determined by the Collateral Agent) for purchasing that other currency with the original currency. 23 Amendment and waiver 23.1 No failure or delay by the Collateral Agent or any Secured Party in exercising any right, power or remedy hereunder or under any other Notes Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy, or any abandonment or discontinuance of steps to enforce such a right, power or remedy, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of the Collateral Agent and the Secured Parties hereunder and under the other Notes Documents are cumulative and are not exclusive of any rights, powers or remedies that they would otherwise have. No waiver of any provision of this agreement or consent to any departure by the Grantor therefrom shall in any event be effective unless the same shall be permitted by clause 23.2, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. 23.2 Neither this agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Collateral Agent and the Grantor with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 9 of the 2016 Indenture. 24 Assignment 24.1 The Collateral Agent may grant a participation in or make an assignment or transfer or otherwise dispose of, the whole or any part of its rights and benefits under this agreement to any person to which it is permitted to grant a participation, make an assignment or transfer or otherwise dispose of its rights or benefits under the terms of the 2016 Indenture. For the purpose of any such participation, assignment, transfer or disposal, the Collateral Agent may disclose information about the Grantor and the financial condition of the Grantor as may have been made available to the Collateral Agent by the Grantor or which is otherwise publicly available.

16 BLAW-34389947-9 24.2 The Grantor shall not assign or transfer all or any part of its rights, benefits and/or obligations under this agreement. 25 Liability of Grantor Where the Grantor consists of more than one person, the liability of each such person shall be joint and several and every agreement, undertaking or covenant contained in this agreement shall be construed accordingly. 26 Role of Collateral Agent 26.1 The Collateral Agent shall not be bound to take any action in relation to this agreement unless: (a) directed in writing and as provided for in the 2016 Indenture; and (b) then only if it shall be indemnified and/or secured and/or prefunded to its satisfaction against all out- of-pocket costs, losses, liabilities, damages, claims (whether asserted by the Grantor or any other person) or expenses (including documented and reasonable compensation and expenses and disbursements of the Collateral Agent's counsel) to which it may render itself liable or which it may incur by doing so. 26.2 The Collateral Agent executes this agreement as collateral agent and trustee in the exercise of the powers and authority conferred and vested in it under the 2016 Indenture for and on behalf of the Secured Parties for whom it acts. It will exercise its powers, rights, duties and authority under this agreement in the manner provided for in the 2016 Indenture and Intercreditor Agreement and, in so acting, the Collateral Agent shall have the protections, immunities, rights, powers, authorisations, indemnities and benefits conferred on it under and by the 2016 Indenture. 26.3 The Collateral Agent shall not owe any fiduciary duties to any party to this agreement or any of their directors, employees, agents or affiliates. 26.4 The Grantor acknowledges and agrees that the appointment of the Collateral Agent and the rights, indemnities, powers, protections, limitations of liability and duties thereof shall be governed by the 2016 Indenture and the Intercreditor Agreement and are incorporated herein by reference mutatis mutandis. 27 Notices 27.1 All communications and notices hereunder shall (except as otherwise permitted herein) be in writing and given as provided in Section 13.01 of the 2016 Indenture. 1.1 The Grantor irrevocably appoints Aztec Financial Services (Jersey) Limited with its address at Aztec Group House, PO Box 730, 11 – 15 Seaton Place, St Helier, Jersey, JE4 0QH as process agent in Jersey to accept service of notices pursuant to this agreement on its behalf, such appointment to take effect from the date of this agreement. 27.2 If any person appointed as agent for service is unable for any reason to act as agent for service of process, the Grantor must immediately (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the Collateral Agent. Failing this, the Collateral Agent may appoint another agent for this purpose.

17 BLAW-34389947-9 28 Counterparts This agreement may be executed in any number of counterparts each of which shall be an original but which shall together constitute one and the same instrument. Delivery of an executed counterpart to this agreement by facsimile or any other electronic transmission (e.g., “PDF” or “TIF”) shall be as effective as delivery of a manually signed original. 29 Governing law and jurisdiction 29.1 This agreement shall be governed by and construed in accordance with the laws of Jersey and the parties hereby irrevocably agree for the exclusive benefit of the Collateral Agent that the courts of Jersey are to have jurisdiction to settle any disputes which arise out of or in connection with this agreement and that accordingly any suit, action or proceeding arising out of or in connection with this agreement (in this clause referred to as Proceedings) may be brought in such court. 29.2 Nothing contained in this clause shall limit the right of the Collateral Agent to take Proceedings against the Grantor in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdiction preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. 29.3 The Grantor irrevocably waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the taking of any Proceedings in any such court as referred to in this clause and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any such court as is referred to in this clause shall be conclusive and binding upon the Grantor and may be enforced in the court of any other jurisdiction. The parties have duly executed this agreement on the date set out at the beginning of this agreement.

18 BLAW-34389947-9 SCHEDULE 1 Notice and acknowledgement - contract rights Notice To: [ ] (the Counterparty) [Address] Copy to: Goldman Sachs Bank USA (the Credit Agreement Collateral Agent) 200 West Street New York, NY 10282 United States From: Concordia International Corp. (the Grantor) 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9 And: U.S. Bank National Association (the Collateral Agent) North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services Date: [ ] 2016 1 We hereby give you notice that, pursuant to a security interest agreement dated on the date hereof made between the Grantor and the Collateral Agent (the Security Interest Agreement), the Grantor has granted to the Collateral Agent a second ranking security interest in, among other things, all rights, title and interest, present and future, of the Grantor in or pursuant to the following receivables (the Receivables) between the Grantor and the Counterparty: (a) [ ] (together, the Collateral) (ranking only behind the security interests created pursuant to the Senior Security Interest Agreement (defined below)). The security interests created over the Collateral are subject to a senior security interest agreement (the Senior Security Interest Agreement) dated 21 October 2015 between the Credit Agreement Collateral Agent and the Grantor (the Senior Security).

19 BLAW-34389947-9 2 All obligations which the Counterparty owed to the Grantor prior to the date of the Security Interest Agreement in respect of the Collateral are now owed to the Collateral Agent. Please confirm your agreement that the Collateral has been secured in favour of the Collateral Agent. 3 We irrevocably and unconditionally authorise and instruct you (notwithstanding any previous instructions of any kind which the Grantor may have given to you): (a) to disclose to the Collateral Agent such information relating to the Collateral as it may from time to time require; and (b) to comply with the instructions from time to time of the Collateral Agent (to the exclusion of instructions from any other person, including the Grantor) in respect of the Collateral without any enquiry by you as to the justification or validity of such instruction. 4 The Collateral Agent shall, from time to time, provide you with a list of authorised signatories and specimen signatures for the purpose of the communication of instructions, notices or directions by the Collateral Agent as set out above and you shall be entitled to rely upon the most recent list provided to you. 5 Without prejudice to and without any waiver of the Collateral Agent's rights under the Security Interest Agreement or the instructions set out above, the Collateral Agent hereby authorises you to act in accordance with all proper instructions of the Grantor from time to time given in accordance with, and pursuant to, the Receivable until the earlier of: (a) the Collateral Agent giving you written notice revoking the authority of the Grantor to give instructions in respect of the Receivable whereupon the Grantor's rights to give instructions and all other rights of the Grantor in respect of the Receivable shall cease; or (b) you becoming aware of either the insolvency or bankruptcy of the Grantor or any distress or execution being levied against the Grantor's property, provided always that the Grantor is not permitted pursuant to this authority to terminate or amend or agree or permit any termination or amendment of the Receivable. The authority contained in this paragraph is subject to paragraphs 6 and 7 below. 6 The Grantor may not take any action in relation to the Collateral which may result in the Collateral Agent owing any obligation to or being liable to the Counterparty. 7 If the Collateral Agent incurs any liability in connection with the Receivable (including, without limitation, a liability to the Counterparty for non-payment) the Counterparty agrees that it shall not pursue or take action against the Collateral Agent in relation thereto and the Grantor shall be solely liable therefore. 8 This notice may not be varied or revoked without the Collateral Agent's prior written consent.

20 BLAW-34389947-9 9 This notice may be executed in any number of counterparts and by each party on a separate counterpart each of which counterparts when so executed and delivered shall be an original but all such counterparts shall together constitute one and the same instrument. 10 This notice shall be governed by and construed in accordance with the laws of Jersey. Please sign and forward to the Collateral Agent at the above address the enclosed form of acknowledgement dated the same date hereof. Grantor Signed for and on behalf of Concordia International Corp. Signature Print name Title Collateral Agent Signed for and on behalf of U.S. Bank National Association Signature Print name Title

SCHEDULE 2

21 BLAW-34389947-9 Acknowledgement To: Concordia International Corp. (the Grantor) 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9 And: U.S. Bank National Association (the Collateral Agent) North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services From: [ ] (the Counterparty) [Address] Date: [ ] 2016 We hereby acknowledge receipt of a notice dated on the date hereof (the Notice) from the Grantor and the Collateral Agent relating to the creation of a second ranking security interest (ranking only behind the security interests created pursuant to the Senior Security Interest Agreement (as defined in the Notice)) in respect of the Collateral. Terms defined in the Notice shall have the same meaning where used herein. We confirm that: 1 we accept the authorisations and instructions contained in the Notice and we undertake to act in accordance and comply with the terms of the Notice; 2 to the extent that there are any terms or conditions of the Receivable which would prevent the security interests contemplated by the Security Interest Agreement taking effect over the Collateral we hereby waive and disapply such terms and conditions; 3 the Collateral has been secured in favour of the Collateral Agent; 4 we have neither claimed nor exercised nor will claim or exercise any security interest, lien, any rights of counter-claim, rights of set-off or any other equities which we may have against the Grantor; 5 other than in relation to the Senior Security, we have not, as at the date hereof, received notice of any other security interest or encumbrance over any of the Collateral and we hereby undertake to notify the Collateral Agent of any such notice received in the future;

22 BLAW-34389947-9 6 there are no terms and conditions of the Receivable which would prevent any security interest being taken over the Collateral; 7 we shall not terminate or amend or agree or permit any termination or amendment of the Receivable without the prior written consent of the Collateral Agent; 8 for such time as such security interest continues, the Collateral Agent acts as Collateral Agent only and will not be held liable by, or under any obligation to, the Counterparty in respect of the Collateral; and 9 for the purpose of the giving of notice to us, without prejudice to any other form of notice, we agree that a facsimile sent to [number] attention [ ] and that an email sent to [address] shall, in each case, be sufficient notice. This acknowledgement shall be governed by and construed in accordance with the laws of Jersey. Signed for and on behalf of [Counterparty] Signature Print name Title

24 BLAW-34389947-9 Receivables SIA Signatories Grantor Signed for and on behalf of Concordia International Corp. Signature Print name Title Collateral Agent Signed for and on behalf of U.S. Bank National Association Signature Print name Title Damien Daley Assistant Vice President, U.S. Bank The information for notice purposes is: U.S. Bank National Association North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services Fax 972-581-1660

EXHIBIT E-4-B FORM OF JERSEY SHARE SECURITY AGREEMENT [Attached.]

BLAW-34390039-10 EXECUTION VERSION Dated 2016 Concordia International Corp. and U.S. Bank National Association SHARE SECURITY AGREEMENT Security Interests (Jersey) Law 2012 THIS SECURITY INTEREST AGREEMENT IS SUBJECT TO THE TERMS OF THE INTERCREDITOR AGREEMENT

BLAW-34390039-10 CONTENTS 1 Definitions and interpretation ............................................................................................ 1 2 Covenant to pay .................................................................................................................. 5 3 Creation and perfection of security interest .................................................................... 5 4 Registration of security interest ........................................................................................ 6 5 Release of security interest ............................................................................................... 7 6 Representations and warranties ....................................................................................... 7 7 Covenants ............................................................................................................................ 8 8 Lien ....................................................................................................................................... 9 9 Authority ............................................................................................................................ 10 10 Dividends ........................................................................................................................... 10 11 Events of Default ............................................................................................................... 11 12 Enforcement by the Collateral Agent .............................................................................. 11 13 Further assurance and power of attorney ...................................................................... 13 14 Security continuing and independent ............................................................................ 13 15 Remedies and waiver ........................................................................................................ 15 16 Fees, costs, expenses and indemnity ............................................................................ 15 17 Set-off ................................................................................................................................. 15 18 Release ............................................................................................................................... 16 19 Illegality .............................................................................................................................. 16 20 Certificate of Collateral Agent ......................................................................................... 16 21 Amalgamation and consolidation ................................................................................... 16 22 Conversion of currency .................................................................................................... 16 23 Amendment and waiver .................................................................................................... 16 24 Assignment ........................................................................................................................ 17 25 Liability of Grantor ............................................................................................................ 17 26 Role of Collateral Agent ................................................................................................... 17 27 Notices ............................................................................................................................... 18 28 Counterparts ...................................................................................................................... 18 29 Governing law and jurisdiction ....................................................................................... 18 Schedule 1 ...................................................................................................................................... 20 Schedule 2 ...................................................................................................................................... 21 Schedule 3 ...................................................................................................................................... 25

1 BLAW-34390039-10 This agreement is made on 2016 BETWEEN: 1 Concordia International Corp. (formerly known as Concordia Healthcare Corp.), a corporation incorporated under the laws of the Province of Ontario (the Grantor); and 2 U.S. Bank National Association, as collateral agent for itself and on behalf of the Secured Parties (the Collateral Agent). RECITALS: A The Grantor, the Collateral Agent and others have entered into the Secured Documents. B The Grantor and Credit Agreement Collateral Agent have entered into the Senior Security Interest Agreement pursuant to the terms of the Credit Agreement (as defined below). The Senior Security Interest Agreement creates a first priority security interest over, amongst other things, the Collateral and the entire issued share capital of the Companies, under the Law (as defined below). C It is a condition of the 2016 Indenture that the Grantor enters into this agreement for the purposes of creating a security interest under the Law over, amongst other things, the entire issued share capital of the Companies. It is agreed as follows: 1 Definitions and interpretation 1.1 In this agreement, words and expressions shall, except where the context otherwise requires, have the meanings given to them in the 2016 Pledge and Security Agreement and the 2016 Indenture. 1.2 In this agreement, the following words and expressions shall, except where the context otherwise requires, have the following meanings: 2016 Indenture shall have the meaning given to it in the Intercreditor Agreement. 2016 Pledge and Security Agreement means the New York law governed pledge and security agreement dated on or about the date hereof between, among others, the Grantor and the Collateral Agent. Additional Securities means any shares of the Companies issued to, transferred to or otherwise acquired by the Grantor, after the date hereof (including, without limitation, the Related Rights) other than any Excluded Equity Interest (as defined in the Pledge and Security Agreement). Collateral means the Securities and the Proceeds. Companies means:

2 BLAW-34390039-10 (a) Concordia Investments (Jersey) Limited, a company incorporated under the laws of Jersey with registered number 119697 and having its registered office at 11-15 Seaton Place, St Helier, Jersey JE4 0QH; and (b) Concordia Financing (Jersey) Limited, a company incorporated under the laws of Jersey with registered number 119696 and having its registered office at 11-15 Seaton Place, St Helier, Jersey JE4 0QH, and Company shall be construed accordingly. Credit Agreement shall have the meaning given to it in the Intercreditor Agreement. Credit Agreement Collateral Agent shall have the meaning given to it in the Intercreditor Agreement. Encumbrance shall mean Lien (as defined in the 2016 Indenture). Events of Default means any of the events or circumstances specified in clause 11. Intercreditor Agreement means the first lien intercreditor agreement dated on or about the date of this agreement between, amongst others, the Grantor, Goldman Sachs Bank USA as collateral agent for the Credit Agreement Secured Parties (as defined therein) and the Collateral Agent as collateral agent for the Indenture Secured Parties (as defined therein). Law means the Security Interests (Jersey) Law 2012. Notes Documents shall have the meaning given to that term in the 2016 Indenture. Order means the Security Interests (Registration and Miscellaneous Provisions) (Jersey) Order 2013. Original Securities means the shares specified in Schedule 1 (including, without limitation, the Related Rights). Proceeds means any proceeds (as defined in the Law) derived directly or indirectly from a dealing with the Securities or from a dealing with the proceeds of the Securities. Related Rights means all rights of the Grantor relating to the Securities including, without limitation, any rights to receive additional securities, assets or rights or any offers in respect thereof (whether by way of bonus issue, option rights, exchange, substitution, conversion or otherwise) or to receive monies (whether by way of redemption, return of capital, distribution, income or otherwise). Secured Documents means any Notes Document as defined in the 2016 Pledge and Security Agreement. Secured Obligations shall have the meaning given to the term Obligations in the 2016 Pledge and Security Agreement. Securities means the Original Securities and any Additional Securities.

3 BLAW-34390039-10 Security Period means the period commencing on the date hereof and ending on the date upon which the security interest granted hereby is released pursuant to clause 18. Senior Security means the security interest over the Collateral (as defined in the Senior Security Interest Agreement) created in favour of the Credit Agreement Collateral Agent pursuant to the Senior Security Interest Agreement. Senior Security Interest Agreement means the Jersey law governed security interest agreement dated 21 October 2015 entered into between the Grantor and the Credit Agreement Collateral Agent. 1.3 If any amount paid, performed or discharged in respect of the Secured Obligations is avoided or otherwise set aside on the insolvency or bankruptcy of the Grantor (or any other person) or otherwise, then that amount shall not be considered to have been irrevocably paid, performed or discharged for the purposes of this agreement. 1.4 In the interpretation of this agreement, the following provisions apply save where the context requires otherwise: (a) for the purposes of the Law, the Collateral Agent shall be the secured party, the Grantor shall be the grantor, the Collateral (including, without limitation, any after- acquired property) shall be the collateral, the Events of Default shall be the events of default and this agreement shall be the security agreement; (b) control, investment security and proceeds shall have the meanings given to them in the Law; (c) prescribed unit trust shall have the meaning given to it in Article 2(2) of the Order; (d) references to constitutional documents of an entity shall include, without limitation, the certificate(s) of incorporation or establishment, the memorandum and articles of association and, where the entity is the trustee of a trust, the trust instrument constituting the relevant trust; (e) an Event of Default is continuing if it has not been remedied or waived; (f) references to identity documents of a natural person shall include, without limitation, a passport (or national identity document) or driver's licence; (g) where references are made to the Collateral Agent holding title to or having possession or control of the Collateral or any part thereof, such references shall include any person holding title to or having possession or control of the Collateral or any part thereof for or on behalf of the Collateral Agent, whether as trustee or in some other capacity; (h) references to the Collateral Agent include its successors, assignees and transferees. References to the Grantor include its successors, permitted assignees and permitted transferees, if any;

4 BLAW-34390039-10 (i) words and expressions not otherwise defined in this agreement shall be construed in accordance with the Law; (j) except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting a gender include every gender and references to persons include bodies corporate and unincorporate; (k) references to recitals, clauses and Schedules are, unless the context otherwise requires, references to recitals and clauses hereof and Schedules hereto and references to sub-clauses are, unless otherwise stated, references to the sub- clause of the clause in which the reference appears; (l) the recitals and the Schedules form part of this agreement and shall have the same force and effect as if they were expressly set out in the body of this agreement and any reference to this agreement shall include the recitals and the Schedules; (m) any reference to this agreement or to any agreement or document referred to in this agreement shall be construed as a reference to such agreement or document as amended, varied, modified, supplemented, restated, novated or replaced from time to time; (n) any reference to any statute or statutory provision shall, unless the context otherwise requires, be construed as a reference to such statute or statutory provision as the same may have been or may be amended, modified, extended, consolidated, re-enacted or replaced from time to time; and (o) clause headings and the index are inserted for convenience only and shall not affect the construction of this agreement. 1.5 The Grantor shall not prior to the full and unconditional discharge of the Senior Security, perform any obligation under this agreement to the extent that such obligation conflicts or is inconsistent with its obligations under the Intercreditor Agreement. 1.6 Priority with security created pursuant to the Senior Security Interest Agreement (a) The security created under clause 3 of this agreement will be second ranking Security to the Security created under the Senior Security Interest Agreement until such time as the Security created by the Senior Security Interest Agreement ceases to have effect. (b) Where the Grantor agrees that the Collateral Agent shall have control of the Collateral (pursuant to Article 3 of the Law), such control will only take effect when the Credit Agreement Collateral Agent ceases to have control of the Collateral that is subject to the Security created pursuant to the Senior Security Interest Agreement ceases. (c) Where a right or asset has been assigned under the Senior Security Interest Agreement and the same asset or right is expressed to be assigned under this agreement, that second assignment will only take effect as an assignment if the

5 BLAW-34390039-10 relevant assignment created by the Senior Security Interest Agreement ceases to have effect at a time when this agreement still has effect. 1.7 The terms of this agreement are subject to the terms of the Intercreditor Agreement. 2 Covenant to pay The Grantor hereby covenants with the Collateral Agent on demand to pay, perform and/or discharge the Secured Obligations in the manner and at the time provided for in the Secured Documents. 3 Creation and perfection of security interest 3.1 Subject to the terms of the Intercreditor Agreement, as a continuing security for the payment, performance and discharge of the Secured Obligations, so that the Collateral Agent shall have a security interest in the Collateral pursuant to the Law, the Grantor hereby grants a security interest in the Collateral to the Collateral Agent and agrees that subject to the full and unconditional discharge of the Senior Security, the Collateral Agent shall have control (as defined in the Law) of the Securities. 3.2 The Grantor and the Collateral Agent hereby acknowledge that the Grantor has delivered the certificates of title in respect of the Original Securities and an undated and signed duly completed stock transfer form to the Credit Agreement Collateral Agent pursuant to the terms of the Senior Security Interest Agreement. 3.3 The Grantor hereby undertakes to the Collateral Agent that: (a) contemporaneously with the execution of this agreement, it shall execute and deliver to each of the Companies, a notice materially in the form set out in Schedule 2 and shall procure that such Company executes and delivers to the Collateral Agent an acknowledgement materially in the form set out in Schedule 2 together with a certified copy of the register of members of such Company noting the Collateral Agent's security interest created pursuant to this agreement; and (b) immediately upon written request from the Collateral Agent following the occurrence of an Event of Default which is continuing and to the extent not already done so under the Senior Security Interest Agreement: (i) it shall assign, transfer and/or otherwise make over to the Collateral Agent title to the Securities; and (ii) it shall execute and deliver to each of the Companies a notice materially in the form set out in Schedule 3 in respect of the Securities and shall procure that such Company executes and delivers to the Collateral Agent an acknowledgement materially in the form set out in Schedule 3. 3.4 The Grantor covenants and undertakes to the Collateral Agent, so that the same shall be continuing covenants and undertakings throughout the Security Period, that if Additional Securities are issued to, transferred to or otherwise acquired by the Grantor, it shall immediately upon acquiring such Additional Securities,:

6 BLAW-34390039-10 (a) deliver to the Collateral Agent, or to its order, certificates of title in respect of such Additional Securities, together with an undated and signed duly completed stock transfer form in a form acceptable to the Collateral Agent (or, in each case, procure such delivery); and (b) execute and deliver to the relevant Company a notice materially in the form set out in Schedule 2 in respect of such Additional Securities and shall procure that such Company executes and delivers to the Collateral Agent an acknowledgement materially in the form set out in Schedule 2. 3.5 The requirement for delivery of documents under clause 3.4 above shall be deemed satisfied by delivery of the same documents to the Credit Agreement Collateral Agent. 3.6 The Grantor acknowledges that value has been given in respect of this agreement. 3.7 The security interest created under this agreement shall exist concurrently (if applicable) with the Senior Security but for the avoidance of doubt shall rank second in priority to the Senior Security. 4 Registration of security interest 4.1 Subject to clause 4.4, the Collateral Agent may in its sole discretion (but shall not be obliged to) at any time: (a) register the security interest created by this agreement under the Law by registration of a financing statement for any period determined by the Collateral Agent; and (b) register a financing change statement under the Law in respect of any change to the details in the financing statement (including, without limitation, any amendment, renewal or discharge of the financing statement) for any period determined by the Collateral Agent. 4.2 The Grantor shall, promptly following written request from the Collateral Agent, deliver to the Collateral Agent such information and/or certified copy documents as the Collateral Agent may reasonably require for the purposes of the registration contemplated by this clause including, without limitation, a certified copy of the constitutional documents or identity documents of the Grantor. 4.3 The Grantor hereby consents to the registration contemplated by this clause and waives its right to receive a copy of any verification statement in respect of such registration. 4.4 Clause 4.1 shall not apply where the Grantor is the trustee(s) of a trust (other than a prescribed unit trust) granting a security interest over trust property under this agreement. 4.5 The Grantor confirms that it is not the trustee(s) of a trust (other than a prescribed unit trust) granting a security interest over trust property under this agreement.

7 BLAW-34390039-10 5 Release of security interest Upon the expiry of the Security Period, the Collateral Agent shall, at the request and expense of the Grantor: (a) to the extent not so held by the Credit Agreement Collateral Agent, return to the Grantor the certificates of title to the Securities, together with such undated and signed duly completed stock transfer forms as are in its possession at such time, and/or assign, transfer or otherwise make over to the Grantor any title to the Securities held by the Collateral Agent, without recourse or warranty; (b) enter into a security release agreement with the Grantor (in such form as the Collateral Agent shall acting reasonably determine) providing for the security interest created by this agreement to be extinguished; and (c) register a financing change statement for the discharge of any financing statement registered in respect of the security interest created by this agreement. 6 Representations and warranties 6.1 The Grantor hereby represents and warrants to the Collateral Agent that: (a) the Grantor is a body corporate duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and all corporate and other action required to authorise the execution and delivery of this agreement and the creation, attachment and perfection of the security intended to be created pursuant to clause 3 has been duly taken; (b) this agreement constitutes the legal, valid and binding obligations of the Grantor, enforceable against the Grantor in accordance with its terms, subject to any general principles of law limiting its obligations which are specifically referred to in any legal opinion delivered to the Collateral Agent pursuant to the Purchase Agreement and 2016 Indenture; (c) the entry into this agreement by the Grantor and the performance by it of its obligations thereunder will not conflict with: (i) any law or regulation applicable to it; (ii) its constitutional documents; or (iii) any agreement or instrument binding upon it or any of its assets, save to the extent such conflict would not reasonably be expected to have a Material Adverse Effect; (d) the Grantor has obtained all governmental and other consents, authorisations or permissions necessary for it: (i) to enter into this agreement and perform its obligations hereunder; and

8 BLAW-34390039-10 (ii) to enable it to create the security interests pursuant to this agreement and to ensure that such security interests have the priority and ranking that they are expressed to have; (e) the Grantor is able to pay its debts as they fall due and will not become unable to do so as a consequence of entering into this agreement; (f) the Grantor is not insolvent or bankrupt as defined in the Interpretation (Jersey) Law 1954) or as defined in its jurisdiction of incorporation or establishment; (g) this agreement creates a valid security interest in the Collateral under the Law in favour of the Collateral Agent, which has attached and is subject to the continued registration of a financing statement in accordance with clause 4.1(a) perfected under the Law and shall, upon the full and unconditional discharge of the Senior Security and the delivery of all certificates of title in respect of the Collateral by the Credit Agreement Collateral Agent to the Collateral Agent, constitute a first priority security interest in the Collateral; (h) no Event of Default has occurred or will occur as a consequence of it entering into this agreement and creating the security hereunder; (i) the Grantor is the sole legal and beneficial owner of and has good title to and rights in the Collateral subject only to the Permitted Liens and the rights granted in favour of the Collateral Agent by this agreement and the Senior Security; (j) the Securities which have been issued have been validly issued, are fully paid and constitute the entire issued capital of each of the Companies and the certificates of title representing them as delivered to the Credit Agreement Collateral Agent or the Collateral Agent (as appropriate) pursuant to this agreement are the only certificates of title in respect thereof; (k) the Collateral is not subject to any options, warrants, pre-emption or similar rights and is free from all Encumbrances, registrations of any security interests over the Collateral under the Law and rights of set-off other than those created under this agreement in favour of the Collateral Agent and those created by the Senior Security Interest Agreement in favour of the Credit Agreement Collateral Agent; (l) the Grantor has not granted any power of attorney in respect of the exercise of any rights or powers in connection with the Securities, other than to the Collateral Agent and the Credit Agreement Collateral Agent; and (m) neither of the articles of association of the Companies permit the directors of such Company from time to time to refuse to register a transfer of title to the Securities for the purposes of creating or enforcing the security created hereunder. 6.2 The representations and warranties in clause 6.1 are given on the date hereof. 7 Covenants 7.1 The Grantor covenants and undertakes to the Collateral Agent that:

9 BLAW-34390039-10 (a) it shall supply to the Collateral Agent, promptly upon receipt of written request, such information regarding the Collateral and the Grantor's financial condition, business and operations as the Collateral Agent may reasonably request; (b) it shall not, save with the prior written consent of the Collateral Agent, and save to the extent permitted by the Secured Documents: (i) in any way, except as set out in this agreement, sell or otherwise dispose of, create or permit to subsist any Encumbrance over the Collateral or any part thereof or agree to any extent to sell, dispose of or encumber the Collateral or any part thereof; or (ii) create or permit to subsist any registration of a security interest in respect of the Collateral under the Law, other than registration of the security interest created by: (A) this agreement in favour of the Collateral Agent; and (B) the Senior Security Interest Agreement in favour of the Credit Agreement Collateral Agent; (c) any Collateral not held by the Collateral Agent shall be held to the Collateral Agent's order or otherwise as the Collateral Agent may require from time to time; (d) upon written request from the Collateral Agent, it shall deliver to the Collateral Agent, or to its order, such other documents as the Collateral Agent shall reasonably require from time to time to protect, maintain or enable it to enforce any of the security interests created hereunder; and (e) it will not do, or cause or permit to be done, anything which would materially adversely affect: (i) the Collateral and the security interests created hereunder; or (ii) the rights or interests of the Collateral Agent hereunder including, without limitation, the ability of the Collateral Agent to exercise its rights and remedies hereunder and to preserve or enforce the security created hereunder. 7.2 The covenants and undertakings given in clause 7.1 are continuing covenants and undertakings throughout the Security Period. 8 Lien Subject to the Senior Security Interest Agreement and the Intercreditor Agreement , without affecting, and in addition to, the grant of security interests and other rights hereunder, the Grantor hereby agrees that the Collateral Agent shall, for so long as any amount remains outstanding under or in respect of the Secured Obligations, have a lien over the Securities.

10 BLAW-34390039-10 9 Authority 9.1 Notwithstanding the provisions of clause 3, unless an Event of Default is continuing, the Grantor (or its agent) is hereby authorised by the Collateral Agent to exercise any voting rights in respect of the Securities (and, where title to the Securities has been assigned, transferred or otherwise made over to the Collateral Agent, the Collateral Agent shall, at the request, cost and expense of the Grantor, execute such forms of proxy as are reasonably required to allow the Grantor to exercise such rights) provided that the Grantor shall not, unless permitted by the Secured Documents, save with the prior written consent of the Collateral Agent (such consent not to be unreasonably withheld or delayed), take or permit any action pursuant to such authorisation: (a) that does not comply with the Grantor's Organizational Documents and the Secured Documents; (b) to amend the memorandum or articles of association of either of the Companies; or (c) that jeopardises, impairs or prejudices the rights or interests of the Collateral Agent or any security created hereunder. 9.2 At any time following the occurrence of an Event of Default which is continuing: (a) the Collateral Agent shall be entitled to exercise any voting rights, give instructions and exercise any other rights in respect of the Collateral (or direct the Grantor to do so); (b) the Grantor shall not be authorised to, and shall not, give instructions or exercise any rights in respect of the Collateral; and (c) where the assignment, transfer or making over of title to the Securities has not been effected pursuant to clause 3.3(b), the Grantor shall forthwith exercise all voting or other rights in respect thereof in such manner as the Collateral Agent shall direct from time to time and, in the absence of such directions, only with the object of enhancing or preserving the Collateral and its value. 9.3 The Collateral Agent may, in such manner as it shall determine, exercise, or cause to be exercised, or refrain from exercising, any voting or other rights which it may have pursuant to this clause 9 and it shall not be liable for any such exercise or failure to exercise such rights. 9.4 For the purposes of Article 24 of the Law, except as expressly provided in this agreement, the Collateral Agent does not authorise the Grantor or any other person to deal with the Securities and any such dealing is prohibited. 10 Dividends 10.1 Prior to the occurrence of an Event of Default which is continuing:

11 BLAW-34390039-10 (a) all dividends or other income or distributions arising in respect of the Collateral (in this clause, dividends) shall be receivable by the Grantor, which may retain such dividends for its own benefit, and such dividends shall be released from the security created hereunder to the extent and only to the extent that such dividends are permitted by, and otherwise paid or distributed in accordance with, the terms and conditions of the 2016 Indenture, the other Secured Documents and applicable laws; and (b) the Collateral Agent shall, to the extent that dividends permitted under clause 10.1(a) are received by it, account to the Grantor for such dividends after deducting its costs and expenses for doing so. 10.2 Following the occurrence of an Event of Default which is continuing: (a) all dividends shall be receivable by the Collateral Agent, which shall apply the same against the Secured Obligations in accordance with the provisions of the Secured Documents; and (b) the Grantor shall, to the extent that dividends are received by it, account to the Collateral Agent for such dividends and, pending delivery, shall hold such dividends on trust for the Collateral Agent. 11 Events of Default There shall be an Event of Default if an Event of Default as defined in the 2016 Indenture occurs, as if each such Event of Default were set out in full herein. 12 Enforcement by the Collateral Agent 12.1 The power of enforcement in respect of the security interest created by this agreement shall become exercisable when: (a) an Event of Default has occurred and is continuing; and (b) the Collateral Agent has served on the Grantor written notice specifying the Event of Default. 12.2 Subject to the Law, the Collateral Agent may exercise the power of enforcement in respect of the security interest created by this agreement when it is exercisable in accordance with clause 12.1 by doing any one or more of the following (to the extent that they are not in conflict) in relation to the Collateral: (a) appropriating the Collateral; (b) selling the Collateral; (c) taking any of the following ancillary actions: (i) taking control or possession of the Collateral; (ii) exercising any rights of the Grantor in relation to the Collateral;

12 BLAW-34390039-10 (iii) instructing any person who has an obligation in relation to the Collateral to carry out the obligation for the benefit of the Collateral Agent; (d) applying any other remedy that this agreement provides for as a remedy that is exercisable pursuant to the power of enforcement, to the extent that such remedy is not in conflict with the Law. 12.3 Subject to Part 7 of the Law: (a) the power of enforcement may be exercised when it is exercisable in accordance with clause 12.1 as determined by the Collateral Agent in its absolute discretion; (b) the power of enforcement when it is exercisable in accordance with clause 12.1 may be exercised by the Collateral Agent in respect of all or any part of the Collateral; and (c) the exercise or non-exercise of the power of enforcement by the Collateral Agent shall not constitute a waiver of any rights or remedies, and all rights and remedies of the Collateral Agent are reserved and may be exercised without notice. 12.4 Subject to Article 44(3) and (4) of the Law, not less than 14 days before appropriating or selling the Collateral, the Collateral Agent shall give written notice to the following persons (if any): (a) any person who, 21 days before the appropriation or sale, has a registered security interest in the Collateral; and (b) any person other than the Grantor who has an interest in the Collateral and has, not less than 21 days before the appropriation or sale, given the Collateral Agent notice of that interest, and where no person is entitled to receive such notice, the Collateral Agent may appropriate or sell the Collateral immediately. 12.5 The Grantor acknowledges and agrees that no notice of appropriation or sale of the Collateral needs to be given by the Collateral Agent to the Grantor under Article 44 of the Law. 12.6 Subject to the Law, the Collateral Agent shall apply the proceeds of sale of the Collateral (or the value of any Collateral which has been appropriated) in accordance with section 4.02 (Application of Proceeds) of the 2016 Pledge and Security Agreement. 12.7 Within 14 days after any appropriation or sale of the Collateral by the Collateral Agent, the Collateral Agent shall give a written statement of account to the Grantor and any other person entitled to receive it under Article 48 of the Law. 12.8 Save with the prior written consent of the Collateral Agent, the Grantor shall not be entitled to reinstate this agreement (as defined in Article 54 of the Law) during the Security Period.

13 BLAW-34390039-10 12.9 To the extent permitted by the laws of Jersey: (a) the Collateral Agent shall have no duty to preserve or enhance the Collateral or its value; and (b) the Collateral Agent shall have no liability for any loss arising out of (i) the exercise or non-exercise of the power of enforcement or any other rights under this agreement, or (ii) the taking of any other action in respect of the Collateral as is permitted by this agreement, whether before or after the power of enforcement becomes exercisable, save for loss resulting from the gross negligence, bad faith or wilful misconduct of the Collateral Agent. 13 Further assurance and power of attorney 13.1 The Grantor shall, at any time and from time to time, upon the written request of the Collateral Agent promptly do any and all such acts and things and execute and deliver all such instruments and any documents (including, without limitation, any replacement or supplemental security agreements) as the Collateral Agent acting reasonably may consider necessary or desirable for creating, attaching, perfecting, maintaining, enhancing or enforcing its security or rights under this agreement or the Law. 13.2 In accordance with Article 5(2)(a) of the Powers of Attorney (Jersey) Law, 1995 (the Powers of Attorney Law), the Grantor hereby irrevocably appoints the Collateral Agent as the Grantor's attorney (with full power of substitution in accordance with Article 8 of the Powers of Attorney Law) with authority in the name of and on behalf of the Grantor, after the occurrence and during the continuance of an Event of Default, to sign, execute, seal, deliver, acknowledge, file, register and perfect any and all assurances, documents, instruments, agreements, certificates and consents whatsoever and to do any and all such acts and things in relation to any matters dealt with in this agreement and/or which the Collateral Agent may deem necessary or desirable for creating, perfecting, maintaining or enforcing the security contemplated hereunder, giving full effect to this agreement or for securing, protecting or exercising the rights of the Collateral Agent hereunder or under the Law, including without limitation: (a) completing, dating, executing and/or delivering any stock transfer forms and/or notices in respect of the Collateral; (b) exercising any voting or other rights in respect of the Collateral; and (c) taking any action which the Grantor is required to take pursuant to this agreement. 13.3 The Grantor hereby covenants with the Collateral Agent to ratify and confirm any lawful exercise or purported exercise of the power of attorney referred to in this clause. 14 Security continuing and independent 14.1 The security created pursuant to this agreement shall take effect as a continuing security for the payment or performance of all or any part of the Secured Obligations and shall be independent of and in addition to and it shall not be prejudiced or be affected by and shall

14 BLAW-34390039-10 not affect or prejudice any other security now or hereafter held by the Collateral Agent in respect of the payment or performance of all or any part of the Secured Obligations. 14.2 The security, and the obligations and liabilities, created pursuant to this agreement shall not be in any way discharged, impaired or otherwise affected by: (a) any partial or intermediate payment or performance of the Secured Obligations; (b) any variation, extension, discharge, compromise, dealing with, exchange or renewal of any right or remedy which the Collateral Agent may now or hereafter have from or against any person in respect of any obligations of the Grantor under the Secured Documents or any other document or any other person; (c) any act or omission by the Collateral Agent in taking up, creating, attaching, perfecting or enforcing any security, indemnity or guarantee from or against the Grantor or any other person; (d) any defect in, termination, amendment, variation, novation or supplement of or to any of the Secured Documents or to any document pursuant to which obligations are due by the Grantor or any other person to the Collateral Agent; (e) any grant of time, indulgence, waiver or concession given to the Grantor or any other person; (f) any of the insolvency, bankruptcy, liquidation, administration, winding-up, incapacity, limitation, disability, the discharge by operation of law, and any change in the constitution, name and style of any party to any of the Secured Documents or any other person; (g) any release, invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of the Grantor or any other person in respect of any of the Secured Documents or any other document; (h) any claim or enforcement of payment from any of the other parties to the Secured Documents or any other person; or (i) any act or omission which would have discharged or affected the liability of the Grantor or by anything done or omitted by any person which but for this provision might operate to exonerate or discharge the Grantor or otherwise reduce or extinguish its liability under this agreement. 14.3 The Collateral Agent is not obliged, before exercising any of the rights, powers or remedies it may have pursuant to this agreement or by law, while an Event of Default is continuing, to make any demand of, or take action or file any claim or proof in respect of, any person other than the Grantor or to enforce any other security in respect of the Secured Documents. 14.4 If the Collateral or any part thereof is released from the security interest created hereunder in reliance upon a payment or other performance or discharge which is subsequently avoided or set aside for any reason whatsoever (including, without

15 BLAW-34390039-10 limitation, in connection with the insolvency or bankruptcy of the Grantor), the obligations and liabilities of the Grantor under this agreement, and the rights of the Collateral Agent under this agreement, shall continue as if such payment and release had not occurred. 14.5 The Grantor irrevocably waives and abandons any and all rights under the laws of Jersey: (a) whether by virtue of the droit de division or otherwise, to require that any liability under the Secured Documents be divided or apportioned with any other person or reduced in any manner whatsoever; and (b) whether by virtue of the droit de discussion or otherwise, to require that recourse be had to the assets of any other person before any claim is enforced against the Grantor under the Secured Documents. 15 Remedies and waiver 15.1 No failure by the Collateral Agent to exercise, nor any delay by the Collateral Agent in exercising, any right or remedy hereunder shall operate as a waiver hereof nor shall any single or partial exercise prevent any further or other exercise thereof or the exercise of any other right or remedy. 15.2 The rights and remedies under or pursuant to this agreement, the security interests created hereunder, and any rights or other remedies provided by law (including the Law as it applies to the security created hereunder) are cumulative and not mutually exclusive and any of such rights and remedies may be, but need not be, exercised at the Collateral Agent's discretion. 16 Fees, costs, expenses and indemnity The parties hereto agree that the Collateral Agent shall be entitled to (i) reimbursement of its expenses incurred hereunder and (ii) indemnification for losses, claims, damages, liabilities and related expenses incurred or asserted, arising out of, in connection with or as a result of this agreement, in each case, as and to the extent provided in Section 7.07 of the 2016 Indenture and the provisions of Section 7.07 of the 2016 Indenture shall be incorporated by reference herein and apply to the Grantor mutatis mutandis. 17 Set-off 17.1 The Collateral Agent may, at any time, while an Event of Default is continuing, set off any obligation of or due by the Collateral Agent to the Grantor (including any contingent or unmatured obligation and in respect of any bank account of the Grantor held with the Collateral Agent) or any part thereof against the Secured Obligations or any part thereof, all to the extent the Secured Documents permits the Collateral Agent to do so. If the obligations to be set off are in different currencies, the Collateral Agent may convert all obligations into the same currency applying the then prevailing spot rate of exchange of the Collateral Agent (as conclusively determined by the Collateral Agent). 17.2 The Collateral Agent has entered into this agreement on behalf of the Secured Parties and accordingly the right of set off in this clause shall apply in respect of all Secured Obligations whether owed to the Collateral Agent or any of the Secured Parties, and may

16 BLAW-34390039-10 be exercised by the Collateral Agent on its own behalf or those of any of the Secured Parties. 18 Release This agreement shall be terminated and the security interest granted hereby shall be released when all the Secured Obligations have been paid in full in cash or otherwise in accordance with the provisions of section 12.03 of the 2016 Indenture. 19 Illegality If at any time one or more of the provisions of this agreement becomes invalid, illegal or unenforceable in any respect, that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected or impaired in any way. 20 Certificate of Collateral Agent Any certificate submitted by the Collateral Agent to the Grantor as to (a) the amount of the Secured Obligations or any part of them or (b) the amount of its reasonable costs and expenses incurred in enforcing this agreement (or any rights hereunder) for the purposes of Article 54 of the Law, shall, in the absence of manifest error, be conclusive and binding on the Grantor. 21 Amalgamation and consolidation The rights and benefits of the Collateral Agent under this agreement shall remain valid and binding for all purposes notwithstanding any change, amalgamation, consolidation or otherwise which may be made in the constitution of the Collateral Agent and shall be available to such entity as shall carry on the business of the Collateral Agent for the time being. 22 Conversion of currency All monies received or held by the Collateral Agent pursuant to this agreement may at any time, while an Event of Default is continuing, be converted into such other currency as the Collateral Agent considers necessary or desirable to satisfy the Secured Obligations in that other currency at the then prevailing spot rate of exchange of the Collateral Agent (as conclusively determined by the Collateral Agent) for purchasing that other currency with the original currency. 23 Amendment and waiver 23.1 No failure or delay by the Collateral Agent or any Secured Party in exercising any right, power or remedy hereunder or under any other Notes Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy, or any abandonment or discontinuance of steps to enforce such a right, power or remedy, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of the Collateral Agent and the Secured Parties hereunder and under the other Notes Documents are cumulative and are not

17 BLAW-34390039-10 exclusive of any rights, powers or remedies that they would otherwise have. No waiver of any provision of this agreement or consent to any departure by the Grantor therefrom shall in any event be effective unless the same shall be permitted by clause 23.2, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. 23.2 Neither this agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Collateral Agent and the Grantor with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 9 of the 2016 Indenture. 24 Assignment 24.1 The Collateral Agent may grant a participation in or make an assignment or transfer or otherwise dispose of, the whole or any part of its rights and benefits under this agreement to any person to which it is permitted to grant a participation, make an assignment or transfer or otherwise dispose of its rights or benefits under the terms of the 2016 Indenture. For the purpose of any such participation, assignment, transfer or disposal, the Collateral Agent may disclose information about the Grantor and the financial condition of the Grantor as may have been made available to the Collateral Agent by the Grantor or which is otherwise publicly available. 24.2 The Grantor shall not assign or transfer all or any part of its rights, benefits and/or obligations under this agreement. 25 Liability of Grantor Where the Grantor consists of more than one person, the liability of each such person shall be joint and several and every agreement, undertaking or covenant contained in this agreement shall be construed accordingly. 26 Role of Collateral Agent 26.1 The Collateral Agent shall not be bound to take any action in relation to this agreement unless: (a) directed in writing and as provided for in the 2016 Indenture; and (b) then only if it shall be indemnified and/or secured and/or prefunded to its satisfaction against all out- of-pocket costs, losses, liabilities, damages, claims (whether asserted by the Grantor or any other person) or expenses (including documented and reasonable compensation and expenses and disbursements of the Collateral Agent's counsel) to which it may render itself liable or which it may incur by doing so. 26.2 The Collateral Agent executes this agreement as collateral agent and trustee in the exercise of the powers and authority conferred and vested in it under the 2016 Indenture for and on behalf of the Secured Parties for whom it acts. It will exercise its powers, rights, duties and authority under this agreement in the manner provided for in the 2016 Indenture and Intercreditor Agreement and, in so acting, the Collateral Agent shall have the protections, immunities, rights, powers, authorisations, indemnities and benefits conferred on it under and by the 2016 Indenture.

18 BLAW-34390039-10 26.3 The Collateral Agent shall not owe any fiduciary duties to any party to this agreement or any of their directors, employees, agents or affiliates. 26.4 The Grantor acknowledges and agrees that the appointment of the Collateral Agent and the rights, indemnities, powers, protections, limitations of liability and duties thereof shall be governed by the 2016 Indenture and Intercreditor Agreement and are incorporated herein by reference mutatis mutandis. 27 Notices 27.1 All communications and notices hereunder shall (except as otherwise permitted herein) be in writing and given as provided in Section 13.01 of the 2016 Indenture. 27.2 The Grantor irrevocably appoints Aztec Financial Services (Jersey) Limited with its address at Aztec Group House, PO Box 730, 11 – 15 Seaton Place, St Helier, Jersey, JE4 0QH as process agent in Jersey to accept service of notices pursuant to this agreement on its behalf, such appointment to take effect from the date of this agreement. 27.3 If any person appointed as agent for service is unable for any reason to act as agent for service of process, the Grantor must immediately (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the Collateral Agent. Failing this, the Collateral Agent may appoint another agent for this purpose. 28 Counterparts This agreement may be executed in any number of counterparts each of which shall be an original but which shall together constitute one and the same instrument. Delivery of an executed counterpart to this agreement by facsimile or any other electronic transmission (e.g., “PDF” or “TIF”) shall be as effective as delivery of a manually signed original. 29 Governing law and jurisdiction 29.1 This agreement shall be governed by and construed in accordance with the laws of Jersey and the parties hereby irrevocably agree for the exclusive benefit of the Collateral Agent that the courts of Jersey are to have jurisdiction to settle any disputes which arise out of or in connection with this agreement and that accordingly any suit, action or proceeding arising out of or in connection with this agreement (in this clause referred to as Proceedings) may be brought in such court. 29.2 Nothing contained in this clause shall limit the right of the Collateral Agent to take Proceedings against the Grantor in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdiction preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. 29.3 The Grantor irrevocably waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the taking of any Proceedings in any such court as referred to in this clause and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings

19 BLAW-34390039-10 brought in any such court as is referred to in this clause shall be conclusive and binding upon the Grantor and may be enforced in the court of any other jurisdiction. The parties have duly executed this agreement on the date set out at the beginning of this agreement.

SCHEDULE 1

21 BLAW-34390039-10 SCHEDULE 2 Notice and acknowledgement - possessory security Notice To: Concordia [Investments/Financing] (Jersey) Limited (the Company) 11-15 Seaton Place St Helier Jersey JE4 0QH Copy To: Goldman Sachs Bank USA (the Credit Agreement Collateral Agent) 200 West Street New York, NY 10282 United States From: Concordia International Corp. (the Grantor) 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9 And: U.S. Bank National Association (the Collateral Agent) North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services Date: [ ] 2016 We hereby give you notice that, pursuant to a security interest agreement dated [ ] 2016 made between the Grantor and the Collateral Agent (the Security Interest Agreement), the Grantor has granted to the Collateral Agent a second ranking security interest in respect of, among other things, [number] [class] shares no par value each in the Company (being the entire issued share capital of the Company) registered in the name of the Grantor (including, without limitation, all rights of the Grantor relating to such securities) (the Securities) (ranking only behind the security interests created pursuant to the Senior Security Interest Agreement (defined below)) and subject to the Senior Security (as defined below) has given possession to the Collateral Agent of the certificates of title relating to the Securities. The security interests created over the Securities are subject to a senior security interest agreement (the Senior Security Interest Agreement) dated 21 October 2015 between the Credit Agreement Collateral Agent and the Grantor (the Senior Security).

22 BLAW-34390039-10 We note that you will note the security referred to above on the register of members of the Company. This notice may not be varied or revoked without the Collateral Agent's prior written consent. This notice may be executed in any number of counterparts and by each party on a separate counterpart each of which counterparts when so executed and delivered shall be an original but all such counterparts shall together constitute one and the same instrument. Please sign and forward to the Collateral Agent at the above address the enclosed form of acknowledgement. This notice shall be governed by and construed in accordance with the laws of Jersey. Signed for and on behalf of Concordia International Corp. Signature Print name Title Signed for and on behalf of U.S. Bank National Association Signature Print name Title

23 BLAW-34390039-10 Acknowledgement To: Concordia International Corp. (the Grantor) 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9 And: U.S. Bank National Association (the Collateral Agent) North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services From: Concordia [Investments/Financing] (Jersey) Limited (the Company) 11-15 Seaton Place St Helier Jersey JE4 0QH Date: [ ] 2016 We hereby acknowledge receipt of a notice dated [ ] 2016 (the Notice) from the Grantor and the Collateral Agent relating to the creation of a second ranking security interest (ranking only behind the security interests created pursuant to the Senior Security Interest Agreement (as defined in the Notice)) in respect of the Securities. Terms defined in the Notice shall have the same meaning where used herein. We confirm that: 1 we have noted on the register of members of the Company that a second priority security interest (ranking only behind the security interests created pursuant to the Senior Security Interest Agreement) has been granted by the Grantor in favour of the Collateral Agent in respect of the Securities; 2 other than in relation to the Senior Security, we have not, as at the date hereof, received notice of any other security interest or encumbrance over any of the Securities and we hereby undertake to notify the Collateral Agent of any such notice received in the future; 3 we have not, as at the date hereof, issued any replacement certificates of title in respect of the Securities and we undertake not to do so without the prior written consent of the Collateral Agent; 4 we will not register any transfer of the Securities referred to in paragraph 1 above except with the prior written consent of the Collateral Agent;

24 BLAW-34390039-10 5 the articles of association of the Company do not permit the directors of the Company from time to time to refuse to register a transfer of title to the Securities for the purposes of creating or enforcing the security; 6 immediately upon delivery of a dated and signed duly completed stock transfer form in respect of the Securities, we will enter the name of the Collateral Agent or its nominee in the register of members of the Company as the holder of the Securities; 7 for such time as such security interest continues, the Collateral Agent acts as Collateral Agent only and will not be held liable by, or under any obligation to, the Company in respect of the Securities; and 8 for the purposes of the giving of notice to us, without prejudice to any other form of notice, we agree that a facsimile sent to [number] attention [●] and that an email sent to [address] shall, in each case, be sufficient notice. This acknowledgement shall be governed by and construed in accordance with the laws of Jersey. Signed for and on behalf of Concordia [Investments/Financing] (Jersey) Limited Signature Print name Title

25 BLAW-34390039-10 SCHEDULE 3 Notice and acknowledgement - title security Notice To: Concordia [Investments/Financing] (Jersey) Limited (the Company) 11-15 Seaton Place St Helier Jersey JE4 0QH Copy To: Goldman Sachs Bank USA (the Credit Agreement Collateral Agent) 200 West Street New York, NY 10282 United States From: Concordia International Corp. (the Grantor) 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9 And: U.S. Bank National Association (the Collateral Agent) North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services Date: [ ] We hereby give you notice that, pursuant to a security interest agreement dated [ ] 2016 made between the Grantor and the Collateral Agent (the Security Interest Agreement), the Grantor has granted to the Collateral Agent a security interest in respect of, among other things, [number] [class] shares of no par value in the Company (being the entire issued share capital of the Company) currently registered in the name of the Grantor (including, without limitation, all rights of the Grantor relating to such securities) (the Securities). Under the Security Interest Agreement, the Grantor has also agreed to assign, transfer and/or otherwise make over to the Collateral Agent title to the Securities. We enclose the originals of (i) a dated and signed duly completed stock transfer form in respect of the transfer of title to the Securities to [the Collateral Agent] [name of Collateral Agent's nominee] and (ii) certificates of title in respect of the Securities. We hereby instruct you to:

26 BLAW-34390039-10 1 enter the name of [the Collateral Agent] [name of Collateral Agent's nominee] in the register of members of the Company as the holder of the Securities; and 2 issue a certificate of title to reflect such entry and deliver the same to the Collateral Agent at the address set out below. This notice may not be varied or revoked without the Collateral Agent's prior written consent. This notice may be executed in any number of counterparts and by each party on a separate counterpart each of which counterparts when so executed and delivered shall be an original but all such counterparts shall together constitute one and the same instrument. Please sign and forward to the Collateral Agent at the above address the enclosed form of acknowledgement. This notice shall be governed by and construed in accordance with the laws of Jersey. Signed for and on behalf of Concordia International Corp. Signature Print name Title Signed for and on behalf of U.S. Bank National Association Signature Print name Title

27 BLAW-34390039-10 Acknowledgement To: Concordia International Corp. (the Grantor) 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9 And: U.S. Bank National Association (the Collateral Agent) North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services From: Concordia [Investments/Financing] (Jersey) Limited (the Company) 11-15 Seaton Place St Helier Jersey JE4 0QH Date: [ ] We hereby acknowledge receipt of a notice dated [ ] (the Notice) from the Grantor and the Collateral Agent relating to the creation of a security interest in respect of the Securities. Terms defined in the Notice shall have the same meaning where used herein. We confirm that: 1 save for the notice received from the Grantor and the Credit Agreement Collateral Agent pursuant to the Senior Security (as defined in the Security Interest Agreement, defined in the Notice), we have not, as at the date hereof, received notice of any other security interest or encumbrance over any of the Securities and we hereby undertake to notify the Collateral Agent of any such notice received in the future; 2 for such time as such security interest continues, the Collateral Agent acts as Collateral Agent only and will not, save as required by law, be held liable by, or under any obligation to, the Company in respect of the Securities; 3 the names of the persons identified as the transferees of the Securities in the Notice have been entered in the register of members as the holders of the Securities and we enclose originals of the certificate of title reflecting such holding; and 4 for the purpose of the giving of notice to us, without prejudice to any other form of notice, we agree that a facsimile sent to [number] attention [●] and that an email sent to [address] shall, in each case, be sufficient notice.

28 BLAW-34390039-10 This acknowledgement shall be governed by and construed in accordance with the laws of Jersey. Signed for and on behalf of Concordia [Investments/Financing] (Jersey) Limited Signature Print name Title

29 BLAW-34390039-10 Jersey Share SIA Signatories Grantor Signed for and on behalf of Concordia International Corp. Signature Print name Title Collateral Agent Signed for and on behalf of U.S. Bank National Association Signature Print name Title Damien Daley Assistant Vice President, U.S. Bank The information for notice purposes is: U.S. Bank National Association North Galleria Tower #1 13737 Noel Road, Suite 800 Dallas, TX 75240 Attention: Global Corporate Trust Services Fax 972-581-1660

EXHIBIT E-5-A FORM OF LUXEMBOURG RECEIVABLES PLEDGE AGREEMENT [Attached.]

Luxembourg 0090900-0000011 LU:10935710.3 EXECUTION VERSION SECOND RANKING RECEIVABLES PLEDGE AGREEMENT 13 OCTOBER 2016 BETWEEN THE PLEDGORS (AS DEFINED HEREIN) as Pledgors U.S. BANK NATIONAL ASSOCIATION as Pledgee GOLDMAN SACHS BANK USA as First Ranking Pledgee AND THE DEBTORS (AS DEFINED HEREIN) as Debtors

0090900-0000011 LU:10935710.3 CONTENTS Clause Page 1. INTERPRETATION ............................................................................................................................. 1 2. CREATION OF THE PLEDGES ......................................................................................................... 3 3. PERFECTION OF THE PLEDGES...................................................................................................... 4 4. PRESERVATION OF THE PLEDGES ................................................................................................ 4 5. REPRESENTATIONS, WARRANTIES, UNDERTAKINGS AND COVENANTS .......................... 5 6. RIGHTS ATTACHING TO THE RECEIVABLES ............................................................................. 8 7. LIABILITY TO PERFORM AND FURTHER ASSURANCES .......................................................... 9 8. ENFORCEMENT OF THE PLEDGES ................................................................................................ 9 9. APPLICATION OF PROCEEDS ....................................................................................................... 10 10. RELEASE OF THE PLEDGES .......................................................................................................... 10 11. LIABILITY AND INDEMNITY ........................................................................................................ 10 12. DELEGATION BY THE PLEDGEE.................................................................................................. 10 13. POWERS OF ATTORNEY ................................................................................................................ 11 14. WAIVERS AND REMEDIES CUMULATIVE ................................................................................. 11 15. COSTS ................................................................................................................................................. 11 16. NOTICES ............................................................................................................................................ 11 17. ASSIGNMENT ................................................................................................................................... 11 18. SEVERABILITY ................................................................................................................................ 12 19. COUNTERPARTS .............................................................................................................................. 13 20. AMENDMENTS ................................................................................................................................. 13 21. GOVERNING LAW AND JURISDICTION ...................................................................................... 13 Schedule 1. THE PARTIES .................................................................................................................................... 14 Part 1 THE PLEDGORS ............................................................................................................ 14 Part 2 THE DEBTORS .............................................................................................................. 14 2. INTERCOMPANY LOANS ............................................................................................................... 15 SIGNATORIES ................................................................................................................................................ 15

0090900-0000011 LU:10935710.3 1 THIS SECOND RANKING RECEIVABLES PLEDGE AGREEMENT (the Pledge Agreement) is dated 13 October 2016 and made BETWEEN (1) THE ENTITIES listed in Part 1 of Schedule 1 (The Pledgors) as pledgors (together, the Pledgors and each a Pledgor); (2) U.S. BANK NATIONAL ASSOCIATION, acting as collateral agent and trustee for the benefit of the Secured Parties pursuant to section 12.09 (Collateral Agent) of the Indenture (as defined below) (the Pledgee); (3) GOLDMAN SACHS BANK USA, acting as collateral agent and trustee for the benefit of the Secured Parties (as defined in the Credit Agreement (as defined below)) pursuant to section 9 (Agents) of the Credit Agreement (the First Ranking Pledgee); AND (4) THE ENTITIES listed in Part 2 of Schedule 1 (The Debtors) as debtors (together, the Debtors and each a Debtor and, together with the Pledgors, the Pledgee and the First Ranking Pledgee, the Parties and each a Party). WHEREAS (A) The Pledgor has agreed to grant a first ranking receivables pledge (gage de premier rang) over the Receivables (as defined below) to the First Ranking Pledgee (the First Ranking Pledge) pursuant to a receivables pledge agreement (the First Ranking Receivables Pledge Agreement) entered into in connection with a credit and guaranty agreement dated 21 October 2015 and made between, among others, Concordia International Corp. (formerly known as Concordia Healthcare Corp.) as borrower, the Pledgors as guarantors and the Pledgee as administrative agent and as collateral agent, as amended or supplemented from time to time (the Credit Agreement). (B) The Parties have now agreed to enter into a second ranking receivables pledge agreement (gage de second rang) in connection with the Purchase Agreement (as defined below) and the Indenture (as defined below). (C) Each Pledgor is the sole owner of the Receivables it holds. (D) Each Pledgor has agreed to grant a pledge over the Receivables it holds to the Pledgee as security for the Secured Liabilities (as defined below) in accordance with the terms of this Pledge Agreement. (E) The First Ranking Pledgee is entering into this Pledge Agreement solely to acknowledge and expressly accept the second ranking security interests to be created by, and in accordance with, this Pledge Agreement in accordance with the requirements set out in the Collateral Act 2005 (as defined below) and shall have no duties or obligations under this Pledge Agreement. IT IS AGREED as follows 1. INTERPRETATION 1.1 Recitals The recitals (A) to (D) above are an integral part of this Pledge Agreement together with, for the avoidance of doubt, Schedules 1 and 2 to this Pledge Agreement.

0090900-0000011 LU:10935710.3 2 1.2 Definitions (a) Terms defined in the Pledge and Security Agreement or in the Indenture (as the case may be) shall, subject to Clause 1.2(b) below, have the same meaning when used in this Pledge Agreement. (b) In this Pledge Agreement, unless the contrary intention appears or the context otherwise requires: Collateral Act 2005 means the Luxembourg act dated 5 August 2005 relating to financial collateral arrangements, as amended. Collateral Agent has the meaning given to that term in the Indenture. Event of Default has the meaning given to that term in the Indenture. Grantor has the meaning given to that term in the Intercreditor Agreement. Indenture means a New York law governed indenture dated on or about 13 October 2016 entered into between, amongst others, Concordia International Corp. as grantor and the Pledgee as collateral agent for the offer and sale of the USD350 million in aggregate principal amount of 9% first lien senior secured notes due 2022. Intercreditor Agreement means a New York law governed intercreditor agreement dated on or about 13 October 2016 entered into between, among others, Concordia International Corp. as grantor and the Pledgee as collateral agent. Intercompany Loan Agreements means each loan agreement listed in Schedule 2 of this Pledge Agreement as well as any loan agreement entered into from time to time between a Pledgor and a Debtor. Luxembourg means the Grand Duchy of Luxembourg. Permitted Liens has the meaning given to that term in the Indenture. Pledges means the security interests (pledges – gages) constitued by the Pledgors over the Receivables owed to them and created by, and in accordance with, this Pledge Agreement, and Pledge means any of them. Pledge and Security Agreement means a New York law governed pledge and security agreement dated on or about 13 October 2016 and entered into between, among others, Concordia International Corp. as grantor and the Pledgee as collateral agent. Purchase Agreement means a New York law governed purchase agreement dated 6 October 2016 and entered into between, among others, Concordia International Corp. as grantor and the Pledgee as collateral agent. Receivables means any and all present and future receivables, claims, rights, title or monies regardless of their nature (including, without limitation, principal, interest, default interest, commissions, costs and indemnities), in any currency or currencies, whether actual or contingent, whether owed jointly and severally or in any other capacity whatsoever and whether subordinated or not, owed from time to time by a Debtor to a Pledgor, including, without limitation, under the Intercompany Loan Agreements. Register means the Luxembourg trade and companies register.

0090900-0000011 LU:10935710.3 3 Secured Document or Secured Documents has the meaning given to the term “Notes Documents” in the Indenture. Secured Liabilities has the meaning given to the term “Obligations” in the Pledge and Security Agreement. Secured Party or Secured Parties has the meaning given to that term in the Pledge and Security Agreement. Security Period means the period beginning on the date of this Pledge Agreement and ending on the date on which the Pledge is released in accordance with Clause 10 (Release of the Pledge). 1.3 Miscellaneous (a) Clause headings are for ease of reference only and shall be ignored in construing this Pledge Agreement. References in this Pledge Agreement to a Clause are, save if explicitly stipulated otherwise, references to a clause herein. References in this Pledge Agreement to a Schedule are references to a schedule to this Pledge Agreement. (b) Words importing the singular include the plural and vice versa. A reference to a person in this Pledge Agreement includes its successors, transferees and assignees save that with respect to the Pledgors, the terms of Clause 17(a) below shall apply. (c) A reference to a provision of law or regulation in this Pledge Agreement is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation. (d) An Event of Default is continuing if it has not been remedied or waived. (e) A reference to the Purchase Agreement, the Intercreditor Agreement any other Secured Document or any other document, agreement or instrument is a reference to the Purchase Agreement, the Intercreditor Agreement, that other Secured Document or that other document, agreement or instrument as amended, supplemented, varied, modified, replaced, extended, restated and/or novated (however fundamentally). (f) The provisions of section 1.03 (Rules of Construction) of the Indenture apply to this Pledge Agreement as though they were set out in full in this Pledge Agreement except that references to the Indenture are to be construed as references to this Pledge Agreement. (g) If there is an inconsistency between the provisions of this Pledge Agreement and the Intercreditor Agreement, the Intercreditor Agreement shall prevail. 2. CREATION OF THE PLEDGES As continuing second ranking security interest (gage de second rang)(subject to Permitted Liens) for the full payment, performance and discharge of the Secured Liabilities, each Pledgor agrees to pledge and hereby pledges the Receivables owed to it and its respective present and future rights, title, claims and interest in the Receivables owed to it to, and in favour of, the Pledgee, who accepts each Pledge. For the avoidance of doubt, any Receivables arising or coming into existence following the date hereof will automatically be pledged in favour of the Pledgee pursuant to this Pledge Agreement.

0090900-0000011 LU:10935710.3 4 3. PERFECTION OF THE PLEDGES (a) Each Pledge is perfected by the execution (conclusion) of this Pledge Agreement by each Pledgor and the Pledgee in accordance with article 5.(4) of the Collateral Act 2005. The First Ranking Pledgee hereby accepts the Pledge. (b) Each Pledge is binding against each relevant Debtor by the execution by such Debtor of this Pledge Agreement. 4. PRESERVATION OF THE PLEDGES (a) Subject to the provisions of the Intercreditor Agreement, each Pledge shall be a continuing second ranking security interest (subject to Permitted Liens) and shall not be considered as satisfied, discharged, prejudiced, waived or released by any intermediate payment, satisfaction or settlement of any part of the Secured Liabilities and shall remain in full force and effect until it has been released in accordance with Clause 10 below. (b) Each Pledge shall be cumulative, in addition to and independent of every other security interest which the Pledgee or any other Secured Party may at any time hold as security for the Secured Liabilities or any rights, powers and remedies provided by law and shall not operate so as in any way to prejudice, affect or be prejudiced or affected by any security interest or other right or remedy which the Pledgee or any other Secured Party may now or at any time in the future have in respect of the Secured Liabilities. (c) None of the Pledges shall be prejudiced by any time or indulgence granted to any person, or any abstention or delay by the Pledgee or any other Secured Party in perfecting or enforcing a Pledge or any security interest or rights or remedies that the Pledgee or any other Secured Party may now or at any time in the future have from or against any Pledgor or any other person. (d) No failure on the part of the Pledgee to exercise, or delay on its part in exercising, any of its rights under this Pledge Agreement shall operate as a waiver or release thereof, nor shall any single or partial exercise of any such right preclude any further or other exercise of that or any other rights. (e) Neither the obligations of any Pledgor contained in this Pledge Agreement nor the rights, powers and remedies conferred upon the Pledgee by this Pledge Agreement or by law nor any Pledge created hereby shall be discharged, impaired or otherwise affected by: (i) any amendment to, or any variation, waiver or release of, any obligation of any Grantor or any other person under any Secured Document; or (ii) any failure to take, or to fully take, any security contemplated by any Secured Document or otherwise agreed to be taken in respect of the obligations of any Grantor under the Secured Documents; or (iii) any failure to realise or to fully realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of the obligations of any Grantor under the Secured Documents; or (iv) any other act, event or omission which but for this provision might operate to discharge, impair or otherwise affect any of the obligations of any Pledgor contained in this Pledge Agreement, the rights, powers and remedies conferred upon the Pledgee by this Pledge Agreement, the Pledges or by law.

0090900-0000011 LU:10935710.3 5 (f) Each Pledgor hereby waives any rights (if any) arising for it under article 2037 of the Luxembourg civil code or any right it may have of first requiring the Pledgee to proceed against or claim payment from, or to divide any action between and against, any other persons or enforce any guarantee or security before enforcing the relevant Pledge. (g) Each Pledgor hereby irrevocably waives any right of recourse, right, action and claim (including, for the avoidance of doubt, by way of set-off or by way of protective measures such as a saisie-arrêt) that it may have, whether by way of subrogation or directly or of any other nature, against any Grantor and all or any of the direct and indirect subsidiaries of such Grantor, further to an enforcement of the Pledges (or any of them) by any means whatsoever (including, in particular, the right of recourse a Pledgor may have against any such entity under the terms of article 2028 et seq. of the Luxembourg civil code). This waiver is effective in respect of any rights of any Pledgor which come into existence prior to an enforcement in particular as a result of principal, interest or other distributions being paid to the Pledgee. For the avoidance of doubt, this waiver is final and will subsist after the expiry of the Security Period. This waiver is for the exclusive benefit of the Pledgee who has the right to waive the benefit thereof by notice sent in writing by the Pledgee to the Pledgors (or any of them) and the Debtors (or any of them), which will have as an effect that the aforementioned rights of recourse remain in existence as if never waived, without prejudice to the terms of any other Secured Document. (h) Subject to the provisions of the Intercreditor Agreement, without prejudice to Clause 4(g) above, until: (i) the end of the Security Period; or (ii) the Pledgee otherwise directs, none of the Pledgors shall: (A) be entitled (by way of subrogation or otherwise) to any rights of any Secured Party (or any trustee or agent on its behalf) or be entitled to any right of contribution or indemnity in respect of any security realised or enforced (in whole or in part) or moneys or value held, received or receivable by any Secured Party hereunder, or (B) claim, rank, prove or vote as a creditor of any Grantor or Grantor’s estate in competition with any Secured Party (or any trustee or agent on its behalf). 5. REPRESENTATIONS, WARRANTIES, UNDERTAKINGS AND COVENANTS 5.1 Representations, warranties and undertakings Each Pledgor hereby represents and warrants to the Pledgee that: (a) it is a private limited liability company (société à responsabilité limitée), duly incorporated and validly existing for an unlimited duration under the laws of Luxembourg; (b) Debtor 1 and Debtor 2 are private limited liability companies (sociétés à responsabilité limitée), duly incorporated and validly existing for an unlimited duration under the laws of Luxembourg; (c) Debtor 3 is a private limited liability company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

0090900-0000011 LU:10935710.3 6 (d) it and, to the extent relevant, each Debtor has full power, legal right and lawful authority to enter into, execute and perform this Pledge Agreement and to pledge, assign and transfer the relevant Receivables in the manner and form hereof; (e) it has the power, authority and legal right to own and operate its property, to hold and own all of its assets and to conduct the business in which it is currently engaged; (f) the entry into, execution and performance of the Pledge Agreement are for each Pledgor’s corporate benefit (intérêt social); (g) the entry into, execution and performance of this Pledge Agreement have been duly authorised and approved by each Pledgor and each Debtor and this authorisation and this approval have not been withdrawn, revoked or rescinded prior to the date of this Pledge Agreement; (h) this Pledge Agreement constitutes the legally valid and binding obligations of each Pledgor, enforceable in accordance with their terms, subject to any general principles of law which are specifically referred to in any legal opinion delivered to the Pledgee pursuant to the Purchase Agreement and the Indenture; (i) the entry into, execution and performance of this Pledge Agreement do not conflict with: (i) any law or regulation applicable to any Pledgor or any Debtor; (ii) the constitutional documents of any Pledgor or any Debtor; or (iii) any document or contract which is binding upon any Pledgor or any Debtor or affects their assets; save to the extent such conflict would not reasonably be expected to have a Material Adverse Effect; (j) no Event of Default has occurred or will result from the entry into, execution or the performance of this Pledge Agreement; (k) the place of the central administration (siège de l'administration centrale) and the centre of main interests (as such term is referred to in the Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings, as amended (the EU Insolvency Regulation)) of each Pledgor Debtor 1 and Debtor 2 are located at their respective registered office (siège statutaire) in Luxembourg and that each Pledgor, Debtor 1 and Debtor 2 complies with the provisions of the Luxembourg act dated 31 May 1999 concerning the domiciliation of companies, as amended and that the Pledgor 1/Debtor 1; (l) it is the sole owner of, and has valid title to, and holds the full and exclusive ownership of, the Receivables owed to it, subject to no lien, security interest, claim, option, pledge, charge, assignment, transfer or other encumbrances of any kind whatsoever except the Pledges, the First Ranking Pledge and other Permitted Liens and unless otherwise permitted under the Indenture; (m) the Receivables owed to it constitute legally valid, binding and enforceable obligations, enforceable in accordance with their terms, subject to any general principles of law which are specifically referred to in any legal opinion delivered to the Pledgee pursuant to the Purchase Agreement and the Indenture, and the Receivables owed to it are fully outstanding; (n) it has not renounced or waived any rights, title or action under the Receivables;

0090900-0000011 LU:10935710.3 7 (o) the Receivables owed to it are not (and none of the Receivables owed to it is) subject to any provision or contractual restriction of any nature, or right of any person, that might prohibit, impair, delay or otherwise affect the Pledges or the exercise by the Pledgee of its rights and remedies under this Pledge Agreement and the Receivables owed to it are freely transferable; (p) upon completion of the actions referred to in Clause 3. above, each Pledge shall be duly perfected and shall constitute a legally valid and binding second ranking security interest (gage de second rang) over the Receivables in favour of the Pledgee not subject to any prior or pari passu encumbrance and is not liable to be avoided or otherwise set aside on the liquidation or insolvency of any Pledgor or otherwise, subject to any general principles of law limiting the Pledgee which are specifically referred to in any legal opinion delivered to the Pledgee pursuant to the Purchase Agreement and the Indenture; and (q) none of the Pledgors or the Debtors has taken any corporate action, nor have any other steps been taken or legal proceedings been started or threatened against any of them, for bankruptcy, insolvency, liquidation, reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), reorganisation or similar Luxembourg or foreign law proceedings affecting the rights of creditors generally or for the appointment of an insolvency receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of such company or of all or substantially all of its assets or revenues. 5.2 Covenants Each Pledgor hereby covenants to the Pledgee that, until the end of the Security Period: (a) except to the extent permitted by the Indenture, (i) it shall not dispose of the Receivables owed to it (or any part thereof) or create any lien, security interest, claim, option, pledge, charge, assignment, transfer (including the transfer of legal title to a trustee or a fiduciary) and other encumbrances of any kind, other than the relevant Pledge, in respect of the Receivables owed to it (or any part thereof) (irrespective of its ranking), and (ii) shall not permit the existence of any such lien, security interest, claim, option, pledge, charge, assignment, transfer and other encumbrances of any kind other than the relevant Pledge or any preferential right arising by operation of law; (b) it shall not renounce or waive any rights, title or action under the Receivables owed to it; (c) except to the extent permitted by the Indenture, it shall not take or permit to be taken any action to subordinate any of its rights in respect of the Receivables owed to it to any other creditor of any Debtor, unless otherwise permitted under the Indenture; (d) except to the extent permitted by the Indenture, it shall not take any action in respect of the Receivables owed to it which would adversely affect the interests of the Pledgee therein in any respect, nor shall it take any action which would materially prejudice, directly or indirectly, the validity, the effectiveness or the enforceability of any Pledge or the rights of the Pledgee under or in connection with the Pledges or have a Material Adverse Effect; (e) except to the extent permitted by the Indenture, it shall not permit, or agree to, the exercise by any person (other than the Pledgee) of, and hereby waives any right which it may have, now or hereafter, to assert, or set-off or counter-claim against, or with respect to, the Receivables owed to it; (f) it shall, and shall cause each Debtor to (and the relevant Debtor, by signing this Pledge Agreement, accepts to), take all actions which the Pledgee may reasonably request to protect the validity, the effectiveness and the enforceability of any Pledge or the rights of the Pledgee under this Pledge

0090900-0000011 LU:10935710.3 8 Agreement and/or to create and perfect the security interest that is granted, or purported to be granted, under this Pledge Agreement; (g) it shall assist in the defence of the Pledgee's right and title to, and security interest in, the Receivables owed to it and the proceeds thereof against the claims and demands of all persons whomsoever; (h) it shall immediately after becoming aware thereof inform the Pledgee in writing of any distress, attachment (including executory attachment (saisie exécutoire), third party attachment (saisie arrêt) or protective attachment (saisie conservatoire)), enforcement or other legal process commenced by a third party in respect of all or part of the Receivables owed to it and each Pledgor shall, at its own expenses, promptly (i) notify the Pledgee and send it a copy of the relevant attachment or enforcement documentation, (ii) notify the relevant third party in writing of the existence of the Pledgee's interest in the relevant Receivables, (iii) take such measures to challenge the attachment or enforcement and obtain the release or discharge of this attachment or enforcement as soon as reasonably possible and (iv) keep the Pledgee regularly informed; (i) it shall, and shall cause each Debtor to (and the relevant Debtor, by signing this Pledge Agreement, accepts to), provide the Pledgee (promptly upon receipt) with a copy of any notice, document or other communication which is given or received by it in respect of the Receivables owed to it which would materially adversely affect the relevant Pledge or the ability of the Pledgee to enforce this Pledge Agreement or to have a Material Adverse Effect; and (j) it shall, and shall cause each Debtor to (and the relevant Debtor, by signing this Pledge Agreement, accepts to), provide the Pledgee upon request with all information, evidence and certificates, which are reasonably necessary or useful for the verification, the valuation and the enforcement of the Pledges (or any of them) (including in respect of the Receivables owed to it). 6. RIGHTS ATTACHING TO THE RECEIVABLES Subject to the Intercreditor Agreement: 6.1 Right to principal and interest (a) Unless an Event of Default is continuing, this Pledge Agreement does not affect each of the Pledgors’s (in accordance with the provisions of the Intercreditor Agreement) entitlement to receive the principal and interest or other proceeds paid or to be paid by any Debtor in respect of all or any of the Receivables owed to it, unless the payment of such principal, interest or other proceeds is or becomes prohibited by the Indenture. (b) Upon the occurrence of an Event of Default which is continuing, subject to the Intercreditor Agreement the Pledgee shall have entitlement to receive the principal and interest or other proceeds paid or to be paid by the Debtors in respect of all or any of the Receivables. To this effect, each Pledgor and the Pledgee agree that each Debtor is hereby directed (and each Debtor, by countersigning this Pledge Agreement, accepts), if and when an Event of Default has occurred and is continuing, to make direct payment of all such principal, interest and other proceeds to the Pledgee exclusively. 6.2 General entitlements attaching to the Receivables While an Event of Default is continuing, the Pledgee shall be entitled to exercise, at its discretion and if it so elects by notice in writing to the relevant Debtor and the relevant Pledgor, any and all rights attaching to the Receivables owed to it (or any part thereof) of any nature and whether arising by way of contract, deed, law, constitutional documents, court order or otherwise.

0090900-0000011 LU:10935710.3 9 7. LIABILITY TO PERFORM AND FURTHER ASSURANCES (a) It is expressly agreed that, notwithstanding anything to the contrary contained in this Pledge Agreement, each Pledgor shall remain liable to observe and perform all of the conditions and obligations assumed by it in respect of the Receivables owed to it and the Pledgee shall be under no obligation or liability in this respect. The Pledgee shall not be required in any manner to perform or fulfil any obligations of any Pledgor in respect of the Receivables owed to it, or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or take any other action to collect or enforce the payment of any amount to which it may have been or to which it may be entitled hereunder at any time. (b) Each Pledgor and each Debtor shall, upon the written request of the Pledgee, each at its own expense, promptly and duly execute and perform all such assurances, acts and things as the Pledgee may reasonably require as being necessary for perfecting or protecting all or any of the rights, powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Receivables owed to it for facilitating the enforcement of any such rights or any part thereof and in the exercise of all powers, authorities and discretions vested in the Pledgee. To that effect, each Pledgor and each Debtor shall in particular promptly execute all documents or instruments and give all notices, orders and directions and make all registrations reasonably requested by the Pledgee which the Pledgee acting reasonably may think expedient. 8. ENFORCEMENT OF THE PLEDGES Subject to the Intercreditor Agreement: (a) At any time following the occurrence of an Event of Default which is continuing, the Pledgee is entitled to enforce the Pledges (or any of them) immediately, at its absolute discretion, at the sole cost of the Pledgors, and exercise any right under (i) applicable law (including, without limitation, article 11 of the Collateral Act 2005) and/or (ii) this Pledge Agreement and to enforce all or any part of the Pledges in respect of the Receivables in any manner it sees fit. The Pledgee shall, in particular, be entitled to: (i) sell, or cause the sale of, the Receivables in a private sale (vente de gré à gré) at normal commercial terms (conditions commerciales normales) or in a public sale (organised in any manner the Pledgee sees fit and which, for the avoidance of doubt, does not need to be made by or within a stock exchange or regulated market); or (ii) appropriate the Receivables at their fair value as determined by an independent auditor (réviseur d'entreprises) of good repute, registered with the Luxembourg Institut des Réviseurs d’Entreprises, appointed by the Pledgee on the basis of such available elements and facts as deemed relevant by the independent auditor or the reputable investment bank. The Pledgee may, at its sole discretion, determine the date on which the appropriation becomes effective, including a date before the valuation has been commenced or completed. The Pledgee can further determine, at its sole discretion, that the right to appropriate all or part of the Receivables be exercised by one or more entities other than the Pledgee (including one or more special purpose vehicles), it being understood that an appropriation of the Receivables by such other entity or entities shall be deemed to have the same effects under the Secured Documents as if the Pledgee had proceeded with such appropriation; or (iii) require, in accordance with article 11.(3) of the Collateral Act 2005, any Debtor to make payment of all amounts due by it under and in connection with the Receivables directly to the Pledgee or as otherwise directed by the Pledgee; or

0090900-0000011 LU:10935710.3 10 (iv) request that the Receivables be attributed (attribution judiciaire) to the Pledgee pursuant to a court order in discharge of the Secured Liabilities or any part thereof following a valuation of the Receivables made by a court appointed expert; or (v) use any other enforcement method to the widest extent permitted by applicable law; and (vi) act generally in relation to the Receivables in such manner as the Pledgee acting reasonably shall determine. (b) The Pledgee shall have the right to request enforcement of each Pledge in respect of all or part of the Receivables at its absolute discretion while an Event of Default is continuing. No action, choice or absence of action in this respect, or partial enforcement, shall in any manner affect the Pledges (or any of them) as they (it) then shall be (and in particular those Receivables which have not been subject to enforcement). Each Pledge shall continue to remain in full and valid existence until enforcement, discharge or termination hereof, as the case may be. 9. APPLICATION OF PROCEEDS Any monies or value received by the Pledgee in respect of the Receivables before or following the enforcement of the Pledges (or any of them) in accordance with Clause 8 above and/or under the rights and powers hereby conferred shall be applied by the Pledgee, in and towards payment and discharge of the Secured Liabilities in accordance with section 4.2 (Application of Proceeds) of the Pledge and Security Agreement. 10. RELEASE OF THE PLEDGES This Pledge Agreement and these Pledges shall terminate when all the Secured Liabilities have been paid in full in cash or otherwise in accordance with the provisions of section 12.03 of the Indenture. At the end of the Security Period, the Pledgee must, at the written request of any of the Pledgors and cost of the Pledgors, take whatever action is reasonably necessary to release the Pledges. 11. LIABILITY AND INDEMNITY (a) Neither the Pledgee nor any of its agents shall be liable for any losses arising in connection with the exercise of any of its rights, powers and discretions (including without limitation its rights, powers and discretions in connection with the enforcement of any Pledge) hereunder save for any liability arising from the gross negligence (faute lourde) or wilful misconduct (faute intentionnelle/dol) of the Pledgee or its agents. (b) Each Pledgor will indemnify the Pledgee and every attorney which may be appointed, from time to time, in respect of all liabilities and expenses incurred by it, him, her or them in the execution of any rights, powers or discretions vested in it, him, her or them pursuant thereto save for liabilities and expenses arising from the gross negligence (faute lourde) or wilful misconduct (faute intentionnelle/dol) of the Pledgee or its attorney or both. (c) The provisions of paragraph (b) above shall continue in force after the revocation or termination, howsoever arising, of the power of attorney granted by the Pledgors pursuant to Clause 13 (Power of Attorney). 12. DELEGATION BY THE PLEDGEE (a) The Pledgee or any person appointed by the Pledgee may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of

0090900-0000011 LU:10935710.3 11 the powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Receivables. (b) Any such delegation may be made upon such terms (including a power of substitution) and subject to such regulations as the Pledgee or such person appointed by the Pledgee may think fit. The Pledgee shall as soon as practicable inform each Pledgor of the identity of the person appointed pursuant to this Clause 12. (c) The Pledgee or such person appointed by the Pledgee shall not be in any way liable or responsible to the Pledgors (or any of them) for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate or sub-delegate except in the case of gross negligence (faute lourde) or wilful misconduct (faute intentionnelle/dol). 13. POWERS OF ATTORNEY (a) Each Pledgor hereby, in order to fully secure the performance of its obligations hereunder, irrevocably (subject to Clause 10 above) appoints the Pledgee and every person appointed by the Pledgee hereunder to be its attorney (mandataire) acting severally, and on its behalf and in its name or otherwise, to execute and do all such acts and things which that Pledgor is required to do and fails to do under the provisions of this Pledge Agreement (including, without limitation, to make any demand upon or to give any notice or receipt to any Debtor or any other person). (b) Each Pledgor hereby agrees to ratify and confirm, if need be, whatever any such attorney (as referred to in Clause 13(a) above) shall properly do or purport to do in the exercise or purported exercise of all or any of the powers, authorities and discretions referred to in such clause. (c) The Parties agree in accordance with article 2003 of the Luxembourg civil code that the powers of attorney granted pursuant to this Clause 13 and Clause 17(d) do not terminate upon the occurrence of bankruptcy (faillite) or similar Luxembourg or foreign law proceedings affecting the rights of creditors generally in respect of the Pledgors (or any of them) or the Debtors (or any of them). 14. WAIVERS AND REMEDIES CUMULATIVE No waiver of any of the terms hereof shall be effective unless in writing and signed by the Pledgee. No delay in or non-exercise of any right by the Pledgee shall constitute a waiver. Any waiver may be on such terms as the Pledgee sees fit. The rights, powers and discretions of the Pledgee herein are additional to and not exclusive of those provided by law, by any agreement with or other security in favour of the Pledgee including the provisions set out in the Secured Documents. 15. COSTS The Pledgors (or any of them) shall pay all the costs and expenses set out in section 7.07 (Compensation and Indemnity) of the Indenture and arising in relation with this Pledge Agreement. 16. NOTICES All notices or other communications under this Pledge Agreement shall be sent in accordance with section 13.01 (Notices) of the Indenture. 17. ASSIGNMENT (a) None of the Pledgors may assign, novate or otherwise transfer any of their rights under this Pledge Agreement without the prior written consent of the Pledgee. The Pledgee may assign, novate or otherwise transfer all or any part of its rights under this Pledge Agreement provided that such

0090900-0000011 LU:10935710.3 12 assignment, novation or transfer will be effected together with a parallel assignment, novation or transfer under the Secured Documents. Such assignment, novation or other transfer by the Pledgee shall be enforceable towards each Pledgor and third parties pursuant to the provisions of article 1690 of the Luxembourg civil code. (b) In case of an assignment, novation or other transfer by the Pledgee or any other Secured Party to one or several transferees of all or any part of the Secured Liabilities and/or of any other rights it may have under any of the Secured Documents, to the extent required under applicable law (including for the purpose of article 1278 of the Luxembourg civil code) and without prejudice to any other terms hereof or of any other Secured Documents, the Pledgee and each Pledgor hereby agrees, that in any such event, each Pledge and all rights under this Pledge Agreement shall be preserved, so that the security constituted by this Pledge Agreement shall automatically, and without any formality, benefit to any such transferees. (c) This Pledge Agreement shall remain in effect despite any amalgamation, merger or demerger (however effected) relating to the Pledgee or any of the other Secured Parties, and references to the Pledgee or the other Secured Parties shall be deemed to include any assignee, transferee or successor in title of the Pledgee or the Secured Parties and any person who, under any applicable law, has assumed the rights and obligations of the Pledgee or the Secured Parties hereunder (or, as applicable, under any other Secured Documents) or to which under such laws these rights and obligations have been assigned, novated or transferred in any manner. (d) To the extent a further notification, registration or any other step is required by law to give effect to the above, such further notification or registration shall be made or such other step taken, and each Pledgor hereby irrevocably appoints the Pledgee as its attorney (mandataire), to make any notifications and/or to proceed to any required registrations, and/or to take any other steps, and each Pledgor undertakes to do so itself if so requested by the Pledgee. 18. ROLE OF THE PLEDGEE (a) The Collateral Agent shall not be bound to take any action in relation to this Agreement unless: (a) directed in writing and as provided for in the Indenture; and (b) then only if it shall be indemnified and/or secured and/or prefunded to its satisfaction against all out-of-pocket costs, losses, liabilities, damages, claims (whether asserted by the Pledgor or any other person) or expenses (including documented and reasonable compensation and expenses and disbursements of the Pledgee’s counsel) to which it may render itself liable or which it may incur by doing so. (b) The Pledgee executes this Pledge Agreement as collateral agent and trustee in the exercise of the powers and authority conferred and vested in it under the Indenture for and on behalf of the Secured Parties for whom it acts. It will exercise its powers, rights, duties and authority under this Pledge Agreement in the manner provided for in the Indenture and the Intercreditor Agreement and, in so acting, the Pledgee shall have the protections, immunities, rights, powers, authorisations, indemnities and benefits conferred on it under and by the Indenture. (c) The Pledgee shall not owe any fiduciary duties to any party to this Pledge Agreement or any of their directors, employees, agents or affiliates. (d) the Pledgors acknowledge and agree that the appointment of the Pledgee and the rights, indemnities, powers, protections, limitations of liability and duties thereof shall be governed by the Indenture and the Intercreditor Agreement and are incorporated herein by reference mutatis mutandis.

0090900-0000011 LU:10935710.3 13 19. SEVERABILITY If, at any time, any provision of this Pledge Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Pledge Agreement nor of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby. 20. COUNTERPARTS This Pledge Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of the Pledge Agreement. 21. AMENDMENTS None of the terms of this Pledge Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by or on behalf of the Parties. 22. GOVERNING LAW AND JURISDICTION (a) This Pledge Agreement is governed by, and shall be construed in accordance with, Luxembourg law. (b) Any dispute arising in connection with this Pledge Agreement shall be submitted to the courts of the district of Luxembourg-City. (c) Nothing in this Clause 21 limits the right of the Pledgee to bring proceedings against any Pledgor in any other court of competent jurisdiction or concurrently in more than one jurisdiction to the extent permitted by applicable law.

0090900-0000011 LU:10935710.3 14 SCHEDULE 1 THE PARTIES PART 1 THE PLEDGORS (1) CONCORDIA PHARMACEUTICALS INC., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Register under number B 200344 (Pledgor 1); and (2) CONCORDIA LABORATORIES INC., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Register under number B 200376 (Pledgor 2). PART 2 THE DEBTORS (1) CONCORDIA PHARMACEUTICALS INC., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Register under number B 200344 (Debtor 1); (2) CONCORDIA LABORATORIES INC., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Register under number B 200376 (Debtor 2); and (3) CONCORDIA INVESTMENTS (JERSEY) LIMITED, a limited liability company incorporated and existing under the laws of Jersey, with its registered office at 11-15 Seaton Place, St Helier, Jersey JE4 0QH, and registered under number 119697 (Debtor 3).

0090900-0000011 LU:10935710.3 15 SCHEDULE 2 INTERCOMPANY LOANS [TO BE UPDATED BY AMMC] A Luxembourg law governed intercompany loan agreement dated on or about the date hereof and entered into by and between Concordia Pharmaceuticals Inc. as lender and Concordia Investment (Jersey) Limited as borrower.

SIGNATORIES The Pledgors CONCORDIA PHARMACEUTICALS INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200344 By: __________________ Name: Title: CONCORDIA LABORATORIES INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200376 By: __________________ Name: Title: [Signature page to the receivables pledge agreement entered into by and between Concordia Pharmaceuticals Inc. and Concordia Laboratories Inc. as pledgors, U.S. Bank National Association as pledgee, Goldman Sachs Bank USA as first ranking pledgee and Concordia Pharmaceuticals Inc., Concordia Laboratories Inc. and Concordia Investments (Jersey) Limited as debtors]

The Pledgee U.S. BANK NATIONAL ASSOCIATION __________________ Name: Title: The First Ranking Pledgee GOLDMAN SACHS BANK USA __________________ Name: Title: [Signature page to the receivables pledge agreement entered into by and between Concordia Pharmaceuticals Inc. and Concordia Laboratories Inc. as pledgors, U.S. Bank National Association as pledgee, Goldman Sachs Bank USA as first ranking pledgee and Concordia Pharmaceuticals Inc., Concordia Laboratories Inc. and Concordia Investments (Jersey) Limited as debtors]

Each Debtor acknowledges and expressly accepts (i) the security interest constituted by this Pledge Agreement and (ii) the terms of this Pledge Agreement. Each Debtor confirms (i) that it will provide the required assistance in respect of the perfection of the relevant Pledge and (ii) that it shall perform as directed in this Pledge Agreement and/or by the Pledgee from time to time and (iii) that nothing in that Debtor’s constitutional documents or otherwise prevents it from complying with the above obligations and directions and (iv) it has not previously received any notice of pledge, charge, assignment in respect of the Receivables (or any part thereof) or become a party to any other pledge agreement, assignment agreement or similar arrangement with respect thereto. Each Debtor hereby irrevocably waives any right of set-off as well as any other pleas (exceptions) it may have (now or at any time in the future), whether by way of contract, law or otherwise, against any Pledgor or the Pledgee or any other Secured Party and which may affect the Receivables (or any part thereof). This waiver is final and will subsist after the expiry of the Security Period. The Debtors CONCORDIA PHARMACEUTICALS INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200344 By: __________________ Name: Title: CONCORDIA LABORATORIES INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200376 By: __________________ Name: Title: [Signature page to the receivables pledge agreement entered into by and between Concordia Pharmaceuticals Inc. and Concordia Laboratories Inc. as pledgors, U.S. Bank National Association as pledgee, Goldman Sachs Bank USA as first ranking pledgee and Concordia Pharmaceuticals Inc., Concordia Laboratories Inc. and Concordia Investments (Jersey) Limited as debtors]

CONCORDIA INVESTMENTS (JERSEY) LIMITED __________________ Name: Title: [Signature page to the receivables pledge agreement entered into by and between Concordia Pharmaceuticals Inc. and Concordia Laboratories Inc. as pledgors, U.S. Bank National Association as pledgee, Goldman Sachs Bank USA as first ranking pledgee and Concordia Pharmaceuticals Inc., Concordia Laboratories Inc. and Concordia Investments (Jersey) Limited as debtors]

EXHIBIT E-5-B FORM OF LUXEMBOURG SHARE PLEDGE AGREEMENT [Attached.]

Luxembourg 0090900-0000011 LU:10935299.3 EXECUTION VERSION SECOND RANKING SHARE PLEDGE AGREEMENT 13 OCTOBER 2016 BETWEEN CONCORDIA INTERNATIONAL CORP. as Pledgor U.S. BANK NATIONAL ASSOCIATION as Pledgee GOLDMAN SACHS BANK USA as First Ranking Pledgee AND THE COMPANIES (as defined herein) as Companies

0090900-0000011 LU:10935299.3 CONTENTS Clause Page 1. INTERPRETATION ............................................................................................................................. 2 2. CREATION OF THE PLEDGE ............................................................................................................ 3 3. PERFECTION OF THE PLEDGE ........................................................................................................ 4 4. PRESERVATION OF THE PLEDGE .................................................................................................. 4 5. REPRESENTATIONS, WARRANTIES, UNDERTAKINGS AND COVENANTS .......................... 6 6. RIGHTS ATTACHING TO THE SHARES ......................................................................................... 8 7. LIABILITY TO PERFORM AND FURTHER ASSURANCES .......................................................... 9 8. ENFORCEMENT OF THE PLEDGE ................................................................................................ 10 9. APPLICATION OF PROCEEDS ....................................................................................................... 11 10. RELEASE OF THE PLEDGE ............................................................................................................ 11 11. LIABILITY AND INDEMNITY ........................................................................................................ 11 12. DELEGATION BY THE PLEDGEE.................................................................................................. 11 13. POWERS OF ATTORNEY ................................................................................................................ 12 14. WAIVERS AND REMEDIES CUMULATIVE ................................................................................. 12 15. COSTS ................................................................................................................................................. 12 16. NOTICES ............................................................................................................................................ 12 17. ASSIGNMENT ................................................................................................................................... 12 18. SEVERABILITY ................................................................................................................................ 13 19. COUNTERPARTS .............................................................................................................................. 14 20. AMENDMENTS ................................................................................................................................. 14 21. GOVERNING LAW AND JURISDICTION ...................................................................................... 14 Schedules 1. THE COMPANIES ............................................................................................................................. 15 2. SHARES .............................................................................................................................................. 16 3. WORDING FOR REGISTRATION OF THE PLEDGE .................................................................... 17 SIGNATORIES ................................................................................................................................................ 17

0090900-0000011 LU:10935299.3 1 THIS SECOND RANKING SHARE PLEDGE AGREEMENT (the Pledge Agreement) is dated 13 October 2016 and made BETWEEN (1) CONCORDIA INTERNATIONAL CORP. (formerly known as Concordia Healthcare Corp.), a corporation existing under the laws of the Province of Ontario, having its principal office at 277 Lakeshore Road East, Suite 302, Oakville, Ontario, L6J 1H9, Canada (the Pledgor); (2) U.S. BANK NATIONAL ASSOCIATION, acting as collateral agent and trustee for the benefit of the Secured Parties pursuant to section 12.09 (Collateral Agent) of the Indenture (as defined below) (the Pledgee); (3) GOLDMAN SACHS BANK USA, acting as collateral agent and trustee for the benefit of the Secured Parties (as defined in the Credit Agreement (as defined below)) pursuant to section 9 (Agents) of the Credit Agreement (as defined below) (the First Ranking Pledgee); AND (4) THE COMPANIES listed in Schedule 1 (The Companies) as companies (together the Companies and each a Company and, together with the Pledgor, the Pledgee and the First Ranking Pledgee, the Parties and each a Party). WHEREAS (A) The Pledgor has agreed to grant a first ranking share pledge (gage de premier rang) over the Shares (as defined below) to the First Ranking Pledgee (the First Ranking Pledge) pursuant to a share pledge agreement (the First Ranking Share Pledge Agreement) entered into in connection with a credit and guaranty agreement dated 21 October 2015 and made between, among others, Concordia International Corp. as borrower, the Companies as guarantors and the Pledgee as administrative agent and as collateral agent, as amended or supplemented from time to time (the Credit Agreement). (B) The Parties have now agreed to enter into a second ranking share pledge agreement (gage de second rang) in connection with the Purchase Agreement (as defined below) and the Indenture (as defined below). (C) The Pledgor is the sole owner of the Shares. (D) The Pledgor has agreed to grant a pledge over the Shares to the Pledgee as security for the Secured Liabilities (as defined below) in accordance with the terms of this Pledge Agreement. (E) The First Ranking Pledgee is entering into this Pledge Agreement solely to acknowledge and expressly accept the second ranking security interests to be created by, and in accordance with, this Pledge Agreement in accordance with the requirements set out in the Collateral Act 2005 (as defined below) and shall have no duties or obligations under this Pledge Agreement. IT IS AGREED as follows

0090900-0000011 LU:10935299.3 2 1. INTERPRETATION 1.1 Recitals The recitals (A) to (D) above are an integral part of this Pledge Agreement together with, for the avoidance of doubt, Schedules 1 to 3 (inclusive) to this Pledge Agreement. 1.2 Definitions (a) Terms defined in the Pledge and Security Agreement or in the Indenture (as the case may be) shall, subject to Clause 1.2(b) below, have the same meaning when used in this Pledge Agreement. (b) In this Pledge Agreement, unless the contrary intention appears or the context otherwise requires: Collateral Act 2005 means the Luxembourg act dated 5 August 2005 relating to financial collateral arrangements, as amended. Collateral Agent has the meaning given to that term in the Indenture. Event of Default has the meaning given to that term in the Indenture. Grantor has the meaning given to that term in the Intercreditor Agreement. Indenture means a New York law governed indenture dated on or about 13 October 2016 entered into between, amongst others, Concordia International Corp. as grantor and the Pledgee as collateral agent for the offer and sale of the USD350 million in aggregate principal amount of 9% first lien senior secured notes due 2022. Intercreditor Agreement means a New York law governed intercreditor agreement dated on or about 13 October 2016 entered into between, among others, Concordia International Corp. as grantor and the Pledgee as collateral agent. Luxembourg means the Grand Duchy of Luxembourg. Permitted Liens has the meaning given to that term in the Indenture. Pledge means the security interest (pledge – gage) over the Shares created and constituted by, and in accordance with, this Pledge Agreement. Pledge and Security Agreement means a New York law governed pledge and security agreement dated on or about 13 October 2016 and entered into between, among others, Concordia International Corp. as grantor and the Pledgee as collateral agent. Purchase Agreement means a New York law governed purchase agreement dated 6 October 2016 and entered into between, among others, Concordia International Corp. as grantor and the Pledgee as collateral agent. Register means the Luxembourg trade and companies register. Secured Document or Secured Documents has the meaning given to the term “Notes Documents” in the Indenture. Secured Liabilities has the meaning given to the term “Obligations” in the Pledge and Security Agreement.

0090900-0000011 LU:10935299.3 3 Secured Party or Secured Parties has the meaning given to that term in the Pledge and Security Agreement. Security Period means the period beginning on the date of this Pledge Agreement and ending on the date on which the Pledge is released in accordance with Clause 10 (Release of the Pledge). Shares means, for each relevant Company, the number of shares (parts sociales) with the par value set forth opposite the name of that Company in Schedule 2 to this Pledge Agreement representing the entire issued, fully paid-up and subscribed share capital of that Company at the date hereof, as well as all shares and other securities acquired or offered in substitution or in addition to such shares to the Pledgor including those which may be subscribed by it in the case of an increase of that Company's share capital, following exchange, merger, consolidation, division, subscription for cash or otherwise and, generally, all such shares in the capital of that Company now or at any time hereafter owned by the Pledgor and, except as otherwise provided in this Pledge Agreement, the dividends or interest thereon, redemption distribution, bonus, preference, option rights or otherwise to or in respect of any of the Shares. 1.3 Miscellaneous (a) Clause headings are for ease of reference only and shall be ignored in construing this Pledge Agreement. References in this Pledge Agreement to a “Clause” are, save if explicitly stipulated otherwise, references to a clause herein. References in this Pledge Agreement to a “Schedule” are references to a schedule to this Pledge Agreement. (b) Words importing the singular include the plural and vice versa. A reference to a person in this Pledge Agreement includes its successors, transferees and assignees save that with respect to the Pledgor, the terms of Clause 17(a) below shall apply. (c) A reference to a provision of law or regulation in this Pledge Agreement is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation. (d) An Event of Default is continuing if it has not been remedied or waived. (e) A reference to the Purchase Agreement, the Intercreditor Agreement, the Indenture, any other Secured Document or any other document, agreement or instrument is a reference to the Purchase Agreement, the Intercreditor Agreement, the Indenture. that other Secured Document or that other document, agreement or instrument as amended, supplemented, varied, modified, replaced, extended, restated and/or novated (however fundamentally). (f) The provisions of section 1.03 (Rules of Construction) of the Indenture apply to this Pledge Agreement as though they were set out in full in this Pledge Agreement except that references to the Indenture are to be construed as references to this Pledge Agreement. (g) If there is an inconsistency between the provisions of this Pledge Agreement and the Intercreditor Agreement, the Intercreditor Agreement shall prevail. 2. CREATION OF THE PLEDGE As continuing second ranking security interest (gage de second rang) (subject to Permitted Liens) for the full payment, performance and discharge of the Secured Liabilities, the Pledgor agrees to pledge and hereby pledges the Shares and its present and future rights, title, claims and interest in the Shares to, and in favour of, the Pledgee, who accepts the Pledge. For the avoidance of doubt, any Shares subscribed, acquired or otherwise received by the Pledgor following the date hereof will automatically be pledged in favour of the Pledgee pursuant to this Pledge Agreement.

0090900-0000011 LU:10935299.3 4 3. PERFECTION OF THE PLEDGE (a) By executing this Pledge Agreement, each Company hereby acknowledges and accepts the Pledge. The First Ranking Pledgee hereby accepts the Pledge and agrees the Pledge be registered in the share register (registre des associés) of the Company. (b) The Pledgor will register or procure the registration (inscription) of the Pledge in the share register (registre des associés) of the relevant Company in the name of the Pledgee and will provide the Pledgee on the date of this Pledge Agreement with a copy of the share register of the relevant Company evidencing such registration. Each Company hereby undertakes to proceed to, or assist with, this registration and to produce a copy of the share register. The text to be used for registration shall be the applicable wording set out in Schedule 3 of this Pledge Agreement. (c) The Parties hereby instruct and appoint any manager (gérant) of the relevant Company, each acting individually, with full power of substitution, as their attorneys to proceed to the registration of the Pledge in that Company's share register. (d) The Pledgor undertakes to reiterate the formalities referred to in Clause 3(b) above, each time that the relevant security interest constituted by this Pledge Agreement is extended to further shares or securities of the relevant Company. 4. PRESERVATION OF THE PLEDGE (a) Subject to the provisions of the Intercreditor Agreement, the Pledge shall be a continuing second ranking security interest (gage de second rang) (subject to Permitted Liens) and shall not be considered as satisfied, discharged, prejudiced, waived or released by any intermediate payment, satisfaction or settlement of any part of the Secured Liabilities and shall remain in full force and effect until it has been released in accordance with Clause 10 below. (b) The Pledge shall be cumulative, in addition to and independent of every other security interest which the Pledgee or any other Secured Party may at any time hold as security for the Secured Liabilities or any rights, powers and remedies provided by law and shall not operate so as in any way to prejudice, affect or be prejudiced or affected by any security interest or other right or remedy which the Pledgee or any other Secured Party may now or at any time in the future have in respect of the Secured Liabilities. (c) The Pledge shall not be prejudiced by any time or indulgence granted to any person, or any abstention or delay by the Pledgee or any other Secured Party in perfecting or enforcing a Pledge or any security interest or rights or remedies that the Pledgee or any other Secured Party may now or at any time in the future have from or against the Pledgor or any other person. (d) No failure on the part of the Pledgee to exercise, or delay on its part in exercising, any of its rights under this Pledge Agreement shall operate as a waiver or release thereof, nor shall any single or partial exercise of any such right preclude any further or other exercise of that or any other rights. (e) Neither the obligations of the Pledgor contained in this Pledge Agreement nor the rights, powers and remedies conferred upon the Pledgee by this Pledge Agreement or by law nor any Pledge created hereby shall be discharged, impaired or otherwise affected by: (i) any amendment to, or any variation, waiver or release of, any obligation of any Grantor or any other person under any Secured Document; or

0090900-0000011 LU:10935299.3 5 (ii) any failure to take, or to fully take, any security contemplated by any Secured Document or otherwise agreed to be taken in respect of the obligations of any Grantor under the Secured Documents; or (iii) any failure to realise or to fully realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of the obligations of any Grantor under the Secured Documents; or (iv) any other act, event or omission which but for this provision might operate to discharge, impair or otherwise affect any of the obligations of the Pledgor contained in this Pledge Agreement, the rights, powers and remedies conferred upon the Pledgee by this Pledge Agreement, the Pledge or by law. (f) The Pledgor hereby waives any rights (if any) arising for it under article 2037 of the Luxembourg civil code or any right it may have of first requiring the Pledgee to proceed against or claim payment from, or to divide any action between and against, any other persons or enforce any guarantee or security before enforcing the Pledge. (g) The Pledgor hereby irrevocably waives any right of recourse, right, action and claim (including, for the avoidance of doubt, by way of set-off or by way of protective measures such as a saisie-arrêt) that it may have, whether by way of subrogation or directly or of any other nature, against any Grantor and all or any of the direct and indirect subsidiaries of such Grantor, further to an enforcement of the Pledge by any means whatsoever (including, in particular, the right of recourse the Pledgor may have against any such entity under the terms of article 2028 et seq. of the Luxembourg civil code). This waiver is effective in respect of any rights of the Pledgor which come into existence prior to an enforcement in particular as a result of dividends or other distributions being paid to the Pledgee. For the avoidance of doubt, this waiver is final and will subsist after the expiry of the Security Period. This waiver is for the exclusive benefit of the Pledgee who has the right to waive the benefit thereof by notice sent in writing by the Pledgee to the Pledgor and the Companies (or any of them), which will have as an effect that the aforementioned rights of recourse remain in existence as if never waived, without prejudice to the terms of any other Secured Document. (h) Subject to the provisions of the Intercreditor Agreement, without prejudice to Clause 4(g) above, until: (i) the end of the Security Period; or (ii) the Pledgee otherwise directs, the Pledgor shall not: (A) be entitled (by way of subrogation or otherwise) to any rights of any Secured Party (or any trustee or agent on its behalf) or be entitled to any right of contribution or indemnity in respect of any security realised or enforced (in whole or in part) or moneys or value held, received or receivable by any Secured Party hereunder, or (B) claim, rank, prove or vote as a creditor of any Grantor or Grantor’s estate in competition with any Secured Party (or any trustee or agent on its behalf).

0090900-0000011 LU:10935299.3 6 5. REPRESENTATIONS, WARRANTIES, UNDERTAKINGS AND COVENANTS 5.1 Representations, warranties and undertakings The Pledgor hereby represents and warrants to the Pledgee that: (a) it is a corporation, duly incorporated and validly existing under the laws of its jurisdiction of incorporation; (b) each Company is a private limited liability company (société à responsabilité limitée), duly incorporated and validly existing for an unlimited duration under the laws of Luxembourg; (c) it and, to the extent relevant, each Company has full power, legal right and lawful authority to enter into, execute and perform this Pledge Agreement and to pledge, assign and transfer the Shares in the manner and form hereof; (d) it has the power, authority and legal right to own and operate its property, to hold and own all of its assets and to conduct the business in which it is currently engaged save for any power, authority or legal right the lack of which would not have a Material Adverse Effect; (e) the entry into, execution and performance of this Pledge Agreement have been duly authorised and approved by the Pledgor and each Company and this authorisation and this approval have not been withdrawn, revoked or rescinded prior to the date of this Pledge Agreement; (f) this Pledge Agreement constitutes the legally valid and binding obligations of the Pledgor, enforceable in accordance with their terms, subject to any general principles of law which are specifically referred to in any legal opinion delivered to the Pledgee pursuant to the Indenture; (g) the entry into, execution and performance of this Pledge Agreement do not conflict with: (i) any law or regulation applicable to the Pledgor or any Company; (ii) the constitutional documents of the Pledgor or any Company; or (iii) any document or contract which is binding upon the Pledgor or any Company or affects its assets; save to the extent such conflict would not reasonably be expected to have a Material Adverse Effect; (h) no Event of Default has occurred or will result from the entry into, execution or the performance of this Pledge Agreement; (i) the place of the central administration (siège de l'administration centrale) and the centre of main interests (as such term is referred to in the Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings, as amended (the EU Insolvency Regulation)) of each of the Companies are located at its registered office (siège statutaire) in Luxembourg, and that the Companies comply with the provisions of the Luxembourg act dated 31 May 1999 concerning the domiciliation of companies, as amended; (j) it is the sole owner of, and has valid title to, and holds the full and exclusive ownership of, the Shares, subject to no lien, security interest, claim, option, pledge, charge, assignment, transfer or other encumbrances of any kind whatsoever except the Pledge, the First Ranking Pledge and other Permitted Liens and unless otherwise permitted under the Indenture;

0090900-0000011 LU:10935299.3 7 (k) the Shares set forth opposite the name of each Company in Schedule 2 of this Pledge Agreement represent, on the date of this Pledge Agreement, one hundred per cent. of the issued, fully subscribed and paid up share capital of that Company; (l) the Shares are not (and none of the Shares is) subject to any pre-emption rights, options to purchase or sell or warrants or similar rights of any person and the Shares are freely transferable; (m) it has not renounced or waived any rights, title or action under the Shares; (n) none of the Companies have declared any dividends in respect of the Shares that are still unpaid on the date hereof; (o) upon completion of the actions referred to in Clause 3 above, the Pledge shall be duly perfected and shall constitute a legally valid and binding second ranking security interest (gage de second rang) over the Shares in favour of the Pledgee not subject to any prior or pari passu encumbrance and is not liable to be avoided or otherwise set aside on the liquidation or insolvency of the Pledgor or otherwise, subject to any general principles of law limiting the Pledgee which are specifically referred to in any legal opinion delivered to the Pledgee pursuant to the Purchase Agreement and the Indenture; and (p) none of the Companies have taken any corporate action, nor have any other steps been taken or legal proceedings been started or threatened against any of them, for bankruptcy, insolvency, liquidation, reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), reorganisation or similar Luxembourg or foreign law proceedings affecting the rights of creditors generally or for the appointment of an insolvency receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of such company or of all or substantially all of its assets or revenues. 5.2 Covenants The Pledgor hereby covenants to the Pledgee that, until the end of the Security Period: (a) it shall not take or permit to be taken any action whereby the rights attaching to the Shares are diluted and it shall not approve an increase in any Company’s share capital unless it subscribes for all the shares issued or otherwise permitted in the Indenture; (b) except to the extent permitted by the Indenture, (i) it shall not dispose of the Shares (or any part thereof) or create any lien, security interest, claim, option, pledge, charge, assignment, transfer (including the transfer of legal title to a trustee or a fiduciary) and (ii) other encumbrances of any kind, other than the Pledge, in respect of the Shares (or any part thereof) (irrespective of its ranking), and shall not permit the existence of any such lien, security interest, claim, option, pledge, charge, assignment, transfer and other encumbrances of any kind other than the Pledge or any preferential right arising by operation of law; (c) it shall not renounce or waive any rights, title or action under the Shares; (d) it shall not cause any Company's legal form to change or otherwise modify any Company's articles of association in any way that would adversely affect the Pledgee’s rights under any of the Secured Documents except with the Pledgee's prior written consent or unless otherwise permitted under the Indenture; (e) except to the extent permitted by the Indenture, it shall not take any action in respect of the Shares which would adversely affect the interests of the Pledgee therein in any respect, nor shall it take any action which would materially prejudice, directly or indirectly, the validity, the effectiveness or the

0090900-0000011 LU:10935299.3 8 enforceability of any Pledge or the rights of the Pledgee under or in connection with the Pledge or have a Material Adverse Effect; (f) it shall, and shall cause each Company to (and each Company, by signing this Pledge Agreement, accepts to), take all actions which the Pledgee may reasonably request to protect the validity, the effectiveness and the enforceability of any Pledge or the rights of the Pledgee under this Pledge Agreement and/or to create and perfect the security interest that is granted, or purported to be granted, under this Pledge Agreement; (g) it shall assist in the defence of the Pledgee's right and title to, and security interest in, the Shares and the proceeds thereof against the claims and demands of all persons whomsoever; (h) it shall immediately after becoming aware thereof inform the Pledgee in writing of any distress, attachment (including executory attachment (saisie exécutoire), third party attachment (saisie arrêt) or protective attachment (saisie conservatoire)), enforcement or other legal process commenced by a third party in respect of all or part of the Shares and the Pledgor shall, at its own expenses, promptly (i) notify the Pledgee and send it a copy of the relevant attachment or enforcement documentation, (ii) notify the relevant third party in writing of the existence of the Pledgee's interest in the relevant Shares, (iii) take such measures to challenge the attachment or enforcement and obtain the release or discharge of this attachment or enforcement as soon as reasonably possible and (iv) keep the Pledgee regularly informed; (i) it shall, and shall cause each Company to (and each Company, by signing this Pledge Agreement, accepts to), provide the Pledgee (promptly upon receipt) with a copy of any notice, document or other communication which is given or received by it in respect of the Shares which would materially adversely affect any Pledge or the ability of the Pledgee to enforce this Pledge Agreement or to have Material Adverse Effect; and (j) it shall, and shall cause each Company to (and each Company, by signing this Pledge Agreement, accepts to), provide the Pledgee upon request with all information, evidence and certificates, which are reasonably necessary or useful for the verification, the valuation and the enforcement of the Pledge (including in respect of the Shares). 6. RIGHTS ATTACHING TO THE SHARES Subject to the Intercreditor Agreement: 6.1 Right to vote (a) Without prejudice to Clauses 6.1(c) and 6.3 below, the Pledgor shall remain the owner of the Shares and the voting rights attached to the Shares shall remain vested in the Pledgor in accordance with the provisions of the Intercreditor Agreement. The Pledgor shall not, without the Pledgee's prior written consent, exercise (or refrain from exercising) its voting rights in respect of the Shares in any manner which would adversely affect the Pledge (including, without limitation, in favour of any change in the terms of the Shares) or cause an Event of Default to occur or in any manner which would breach the Indenture. (b) The Pledgor shall in addition perform any and all obligations imposed upon it in its capacity as shareholder of each Company so as to preserve all rights conferred by the Shares. (c) Upon the occurrence of an Event of Default which is continuing, the Pledgee shall be entitled to elect, by notice sent in writing to each Company and the Pledgor, to exercise the voting rights in relation to the Shares in any manner it deems fit for the purpose of protecting and/or enforcing its rights under the Pledge Agreement (including for the avoidance of doubt any voting rights with

0090900-0000011 LU:10935299.3 9 respect to resolutions relating to the dismissal, replacement and/or appointment of the managers (gérants) of each Company). Upon such election by the Pledgee, which shall become effective immediately upon the dispatching of the above notice unless otherwise expressed therein, the Pledgor shall no longer be entitled to exercise any voting rights in relation to the Shares nor, for the avoidance of doubt, to pass any resolution without the Pledgee's prior written consent. Further, upon such election by the Pledgee, the Pledgor and each Company undertake to inform the Pledgee of any meeting of the shareholders of the relevant Company, as well as of the agenda thereof or of any proposed resolution in writing and the Pledgee shall then furthermore be entitled to exercise all rights of the Pledgor in relation to the convening and/or holding of meetings of the shareholders of the relevant Company or the adoption of shareholder's resolutions in writing or otherwise. Further, upon such election by the Pledgee, the Pledgee shall in particular have the right to request the board of managers (conseil de gérance) of the relevant Company to convene a meeting of the shareholders and to request items to be put on or added to the agenda, to convene such meeting itself and/or to propose and adopt resolutions in written form, to the extent permitted under applicable law. The Pledgor shall upon the request of the Pledgee made while an Event of Default is continuing issue a written confirmation that the Pledgee is entitled to exercise the above rights in any manner the Pledgee deems fit for the purpose of protecting and/or enforcing its rights under this Pledge Agreement. The Pledgor shall do whatever is necessary or useful (as reasonably requested by the Pledgee) in order to ensure that the exercise of these rights is facilitated for the Pledgee, including the issuing of a written confirmation in any form required under applicable law. 6.2 Right to dividend (a) Unless an Event of Default is continuing, this Pledge Agreement does not affect any right of a Pledgor to be entitled to receive any dividends and other distributions paid or to be paid by the relevant Company on all or any of the Shares, unless the payment of such dividends or other distributions is or becomes prohibited by the Indenture. (b) Upon the occurrence of an Event of Default which is continuing, the Pledgee shall have sole entitlement to receive dividends and other distributions payable by each Company on all or any of the Shares. To this effect, the Pledgor and the Pledgee agree that each Company is hereby directed (and each Company, by signing this Pledge Agreement, accepts), if and when an Event of Default has occurred and is continuing, to make direct payment of all such dividends and other distributions to the Pledgee exclusively. 6.3 General entitlements attaching to the Shares While an Event of Default is continuing, the Pledgee shall be entitled to exercise, at its discretion and if it so elects by notice in writing to the relevant Companies and the Pledgor, any and all rights attaching to the Shares (or any part thereof) of any nature and whether arising by way of contract, deed, law, constitutional documents, court order or otherwise. 7. LIABILITY TO PERFORM AND FURTHER ASSURANCES (a) It is expressly agreed that, notwithstanding anything to the contrary contained in this Pledge Agreement, the Pledgor shall remain liable to observe and perform all of the conditions and obligations assumed by it in respect of the Shares and the Pledgee shall be under no obligation or liability in this respect. The Pledgee shall not be required in any manner to perform or fulfil any obligations of the Pledgor in respect of the Shares, or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it, or to present or file any claim or take any other action to collect or enforce the payment of any amount to which it may have been or to which it may be entitled hereunder at any time.

0090900-0000011 LU:10935299.3 10 (b) The Pledgor and each Company shall, upon the written request of the Pledgee, each at its own expense, promptly and duly execute and perform all such assurances, acts and things as the Pledgee may reasonably require as being necessary for perfecting or protecting all or any of the rights, powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Shares for facilitating the enforcement of any such rights or any part thereof and in the exercise of all powers, authorities and discretions vested in the Pledgee. To that effect, the Pledgor and each Company shall in particular promptly execute all documents or instruments and give all notices, orders and directions and make all registrations reasonably requested by the Pledgee which the Pledgee may acting reasonably think expedient. 8. ENFORCEMENT OF THE PLEDGE Subject to the Intercreditor Agreement: (a) At any time following the occurrence of an Event of Default which is continuing, the Pledgee is entitled to enforce the Pledge immediately, at its absolute discretion, at the sole cost of the Pledgor, and exercise any right under (i) applicable law (including, without limitation, article 11 of the Collateral Act 2005) and/or (ii) this Pledge Agreement and to enforce all or any part of the Pledge in respect of the Shares in any manner it sees fit. The Pledgee shall, in particular, be entitled to: (i) sell, or cause the sale of, the Shares (i) in a private sale (vente de gré à gré) at normal commercial terms (conditions commerciales normales) or (ii) in a sale organised by a stock exchange or regulated market (to be chosen by the Pledgee) or in a public sale (organised in any manner the Pledgee sees fit and which, for the avoidance of doubt, does not need to be made by or within a stock exchange or regulated market); or (ii) appropriate the Shares at their fair value as determined by an independent auditor (réviseur d'entreprises) of good repute, registered with the Luxembourg Institut des Réviseurs d’Entreprises, appointed by the Pledgee on the basis of such available elements and facts as deemed relevant by the independent auditor. The Pledgee may, at its sole discretion, determine the date on which the appropriation becomes effective, including a date before the valuation has been commenced or completed. The Pledgee can further determine, at its sole discretion, that the right to appropriate all or part of the Shares be exercised by one or more entities other than the Pledgee (including one or more special purpose vehicles), it being understood that an appropriation of the Shares by such other entity or entities shall be deemed to have the same effects under the Secured Documents as if the Pledgee had proceeded with such appropriation; or (iii) request that the Shares be attributed (attribution judiciaire) to the Pledgee pursuant to a court order in discharge of the Secured Liabilities or any part thereof following a valuation of the Shares made by a court appointed expert; or (iv) use any other enforcement method to the widest extent permitted by applicable law; and (v) act generally in relation to the Shares in such manner as the Pledgee acting reasonably shall determine. (b) The Pledgee shall have the right to request enforcement of the Pledge in respect of all or part of the Shares at its absolute discretion, while an Event of Default is continuing. No action, choice or absence of action in this respect, or partial enforcement, shall in any manner affect the Pledge as it then shall be (and in particular those Shares which have not been subject to enforcement). The

0090900-0000011 LU:10935299.3 11 Pledge shall continue to remain in full and valid existence until enforcement, discharge or termination hereof, as the case may be. 9. APPLICATION OF PROCEEDS Any monies or value received by the Pledgee in respect of the Shares before or following the enforcement of the Pledge in accordance with Clause 8 above and subject to the provisions of the Intercreditor Agreement and/or under the rights and powers hereby conferred shall be applied by the Pledgee, in and towards payment and discharge of the Secured Liabilities in accordance with section 4.2 (Application of Proceeds) of the Pledge and Security Agreement. 10. RELEASE OF THE PLEDGE This Pledge Agreement and Pledge shall terminate when all the Secured Liabilities have been paid in full in cash or otherwise in accordance with the provisions of section 12.03 of the Indenture. At the end of the Security Period, the Pledgee must, at the written request and cost of the Pledgor, inform the Company of such release, instruct it to record the release of the Pledge in the Company's shareholders register. 11. LIABILITY AND INDEMNITY (a) Neither the Pledgee nor any of its agents shall be liable for any losses arising in connection with the exercise of any of its rights, powers and discretions (including without limitation its rights, powers and discretions in connection with the enforcement of the Pledge) hereunder save for any liability arising from the gross negligence (faute lourde) or wilful misconduct (faute intentionnelle/dol) of the Pledgee or its agents. (b) The Pledgor will indemnify the Pledgee and every attorney which may be appointed, from time to time, in respect of all liabilities and expenses incurred by it, him, her or them in the execution of any rights, powers or discretions vested in it, him, her or them pursuant thereto save for liabilities and expenses arising from the gross negligence (faute lourde) or wilful misconduct (faute intentionnelle/dol) of the Pledgee or its attorney or both. (c) The provisions of paragraph (b) above shall continue in force after the revocation or termination, howsoever arising, of the power of attorney granted by the Pledgor pursuant to Clause 13 (Power of Attorney). 12. DELEGATION BY THE PLEDGEE (a) The Pledgee or any person appointed by the Pledgee may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Pledgee under this Pledge Agreement in relation to the Shares. (b) Any such delegation may be made upon such terms (including a power of substitution) and subject to such regulations as the Pledgee or such person appointed by the Pledgee may think fit. The Pledgee shall as soon as practicable inform the Pledgor of the identity of the person appointed pursuant to this Clause 12. (c) The Pledgee or such person appointed by the Pledgee shall not be in any way liable or responsible to the Pledgor for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate or sub-delegate except in the case of gross negligence (faute lourde) or wilful misconduct (faute intentionnelle/dol).

0090900-0000011 LU:10935299.3 12 13. POWERS OF ATTORNEY (a) The Pledgor hereby, in order to fully secure the performance of its obligations hereunder, irrevocably (subject to Clause 10 above) appoints the Pledgee and every person appointed by the Pledgee hereunder to be its attorney (mandataire) acting severally, and on its behalf and in its name or otherwise, to execute and do all such acts and things which the Pledgor is required to do and fails to do under the provisions of this Pledge Agreement (including, without limitation, to make any demand upon or to give any notice or receipt to any Company or any other person). (b) Each Company hereby irrevocably (subject to Clause 10 above) appoints the Pledgee and every person appointed by the Pledgee hereunder to be its attorney (mandataire) acting severally, to make in its name and on its behalf all filings and publications in the Register required to give effect to the exercise by the Pledgee of its rights under this Pledge Agreement including, in particular, while an Event of Default is continuing, any filings with the Register appointing or dismissing managers (gérants) appointed in accordance with Clause 6.1(c) above and any transfer of ownership of the Shares following an enforcement in accordance with Clause 8 above. (c) The Pledgor and each Company hereby agree to ratify and confirm, if need be, whatever any such attorney (as referred to in Clause 13(a) or 13(b) above) shall properly do or purport to do in the exercise or purported exercise of all or any of the powers, authorities and discretions referred to in such clause. (d) The Parties agree in accordance with article 2003 of the Luxembourg civil code that the powers of attorney granted pursuant to this Clause 13 and Clause 17(d) do not terminate upon the occurrence of bankruptcy (faillite) or similar Luxembourg or foreign law proceedings affecting the rights of creditors generally in respect of the Pledgor or the Companies (or any of them). 14. WAIVERS AND REMEDIES CUMULATIVE No waiver of any of the terms hereof shall be effective unless in writing and signed by the Pledgee. No delay in or non-exercise of any right by the Pledgee shall constitute a waiver. Any waiver may be on such terms as the Pledgee sees fit. The rights, powers and discretions of the Pledgee herein are additional to and not exclusive of those provided by law, by any agreement with or other security in favour of the Pledgee including the provisions set out in the Secured Documents. 15. COSTS The Pledgor shall pay all the costs and expenses set out in section 7.07 (Compensation and Indemnity) of the Indenture and arising in relation with this Pledge Agreement. 16. NOTICES All notices or other communications under this Pledge Agreement shall be sent in accordance with section 13.01 (Notices) of the Indenture. 17. ASSIGNMENT (a) The Pledgor may not assign, novate or otherwise transfer any of its rights under this Pledge Agreement without the prior written consent of the Pledgee. The Pledgee may assign, novate or otherwise transfer all or any part of its rights under this Pledge Agreement provided that such assignment, novation or transfer will be effected together with a parallel assignment, novation or transfer under the Secured Documents. Such assignment, novation or other transfer by the Pledgee shall be enforceable towards the Pledgor and third parties pursuant to the provisions of article 1690 of the Luxembourg civil code.

0090900-0000011 LU:10935299.3 13 (b) In case of an assignment, novation or other transfer by the Pledgee or any other Secured Party to one or several transferees of all or any part of the Secured Liabilities and/or of any other rights it may have under any of the Secured Documents, to the extent required under applicable law (including for the purpose of article 1278 of the Luxembourg civil code) and without prejudice to any other terms hereof or of any other Secured Documents, the Pledgee and the Pledgor hereby agrees, that in any such event, this Pledge and all rights under the Pledge Agreement shall be preserved, so that the security constituted by this Pledge Agreement shall automatically, and without any formality, benefit to any such transferees. (c) This Pledge Agreement shall remain in effect despite any amalgamation, merger or demerger (however effected) relating to the Pledgee or any of the other Secured Parties, and references to the Pledgee or the other Secured Parties shall be deemed to include any assignee, transferee or successor in title of the Pledgee or the Secured Parties and any person who, under any applicable law, has assumed the rights and obligations of the Pledgee or the Secured Parties hereunder (or, as applicable, under any other Secured Documents) or to which under such laws these rights and obligations have been assigned, novated or transferred in any manner. (d) To the extent a further notification, registration or any other step is required by law to give effect to the above, such further notification or registration shall be made or such other step taken, and the Pledgor hereby irrevocably appoints the Pledgee as its attorney (mandataire), to make any notifications and/or to proceed to any required registrations, and/or to take any other steps, and the Pledgor undertakes to do so itself if so requested by the Pledgee. 18. ROLE OF THE PLEDGEE (a) The Collateral Agent shall not be bound to take any action in relation to this Agreement unless: (a) directed in writing and as provided for in the Indenture; and (b) then only if it shall be indemnified and/or secured and/or prefunded to its satisfaction against all out-of-pocket costs, losses, liabilities, damages, claims (whether asserted by the Pledgor or any other person) or expenses (including documented and reasonable compensation and expenses and disbursements of the Pledgee’s counsel) to which it may render itself liable or which it may incur by doing so. (b) The Pledgee executes this Pledge Agreement as collateral agent and trustee in the exercise of the powers and authority conferred and vested in it under the Indenture for and on behalf of the Secured Parties for whom it acts. It will exercise its powers, rights, duties and authority under this Pledge Agreement in the manner provided for in the Indenture and the Intercreditor Agreement and, in so acting, the Pledgee shall have the protections, immunities, rights, powers, authorisations, indemnities and benefits conferred on it under and by the Indenture. (c) The Pledgee shall not owe any fiduciary duties to any party to this Pledge Agreement or any of their directors, employees, agents or affiliates. (d) The Pledgors acknowledge and agree that the appointment of the Pledgee and the rights, indemnities, powers, protections, limitations of liability and duties thereof shall be governed by the Indenture and the Intercreditor Agreement and are incorporated herein by reference mutatis mutandis. 19. SEVERABILITY If, at any time, any provision of this Pledge Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Pledge Agreement nor of such provisions under the law of any other jurisdiction shall in any way be affected or impaired thereby.

0090900-0000011 LU:10935299.3 14 20. COUNTERPARTS This Pledge Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of the Pledge Agreement. 21. AMENDMENTS None of the terms of this Pledge Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by or on behalf of the Parties. 22. GOVERNING LAW AND JURISDICTION (a) This Pledge Agreement is governed by, and shall be construed in accordance with, Luxembourg law. (b) Any dispute arising in connection with this Pledge Agreement shall be submitted to the courts of the district of Luxembourg-City. (c) Nothing in this Clause 21 limits the right of the Pledgee to bring proceedings against the Pledgor in any other court of competent jurisdiction or concurrently in more than one jurisdiction to the extent permitted by applicable law.

0090900-0000011 LU:10935299.3 15 SCHEDULE 1 THE COMPANIES (1) CONCORDIA PHARMACEUTICALS INC., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Register under number B 200344 (Company 1); and (2) CONCORDIA LABORATORIES INC., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 8-10, avenue de la Gare, L-1610 Luxembourg and registered with the Register under number B 200376 (Company 2).

0090900-0000011 LU:10935299.3 16 SCHEDULE 2 SHARES Companies Shares in the Company Percentage of shares in the Company Concordia Pharmaceuticals Inc. 297,824,621 100% Concordia Laboratories Inc. 22,986,494 100%

0090900-0000011 LU:10935299.3 17 SCHEDULE 3 WORDING FOR REGISTRATION OF THE PLEDGE (1) To be inserted in the register of shareholders (registre des associés) of Concordia Pharmaceuticals Inc.: “All the shares owned from time to time by Concordia International Corp. (formerly known as Concordia Healthcare Corp.) (the Pledgor), now and in the future, in Concordia Pharmaceuticals Inc. (the Company) and, in particular, the two hundred ninety seven million eight hundred twenty-four thousand two hundred sixty-one (297,824,261) shares (parts sociales) currently representing the entire issued share capital of the Company, have been pledged as a second ranking security (gage de second rang)in favour of U.S. Bank National Association, acting as collateral agent for the Secured Parties (the Pledgee), pursuant to a share pledge agreement dated 13 October 2016 and made between the Pledgor, the Pledgee, the Company and Goldman Sachs Bank USA as first ranking pledgee”. (2) To be inserted in the register of shareholders (registre des associés) of Concordia Laboratories Inc.: “All the shares owned from time to time by Concordia International Corp. (formerly known as Concordia Healthcare Corp.) (the Pledgor), now and in the future, in Concordia Laboratories Inc. (the Company) and, in particular, the twenty-two million nine hundred eighty-six thousand four hundred ninety-four (22,986,494)shares (parts sociales) currently representing the entire issued share capital of the Company, have been pledged as a second ranking security (gage de second rang) in favour of U.S. Bank National Association, acting as collateral agent for the Secured Parties (the Pledgee), pursuant to a share pledge agreement dated 13 October 2016 and made between the Pledgor, the Pledgee, the Company and Goldman Sachs Bank USA as first ranking pledgee”.

SIGNATORIES The Pledgor CONCORDIA INTERNATIONAL CORP. __________________ Name: Title: The Pledgee U.S. BANK NATIONAL ASSOCIATION __________________ Name: Title: The First Ranking Pledgee GOLDMAN SACHS BANK USA __________________ Name: Title: [Signature page to the share pledge agreement entered into by and between Concordia International Corp. as pledgor, U.S. Bank National Association as pledgee, Goldman Sachs Bank USA as first ranking pledgee and Concordia Pharmaceuticals Inc. and Concordia Laboratories Inc. as companies]

Company 1 CONCORDIA PHARMACEUTICALS INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200344 By: __________________ Name: Title: Company 2 CONCORDIA LABORATORIES INC. a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200376 By: __________________ Name: Title: [Signature page to the share pledge agreement entered into by and between Concordia International Corp. as pledgor, U.S. Bank National Association as pledgee, Goldman Sachs Bank USA as first ranking pledgee and Concordia Pharmaceuticals Inc. and Concordia Laboratories Inc. as companies]